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REGISTRANT'S NAME DSM N.V.

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APR 0 5 2006

THOMSON FINANCIAL

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FILE NO. 82- 3180 FISCAL YEAR 12-31-05

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DAT : 4/5/06

Royal DSM N.V.

Annual Report 2005



A year of achievements

Unlimited. DSM





€2,447m

- Strong performance in all business groups in 2005.
- NeoResins acquisition strengthens coating resins business.

DSM Elastomers
Manufactures synthetic rubbers (EPDM) and thermoplastic elastomers (TPVs) for the automotive, construction, and white goods industries.

DSM Dyneema
Produces the world's strongest fiber (based on ultra-high molecular weight polyethylene). Dyneema® is used in life protection products and by aircraft, shipping, leisure, sports and medical industries.

DSM Engineering Plastics
Produces polyamides, polyesters, polycarbonates, ultra-high molecular weight polyethylene and extrudable adhesive resins for automotive, engineering, electrics & electronics and extrusion industries.

DSM Coating Resins
Manufactures resins for coating systems, including powder coating, liquid coating and UV-curable resins, and waterborne, solvent-borne and solid. Most resins find their way in industrial applications.

DSM Composite Resins
Manufactures unsaturated polyester resins for marine, leisure, construction and automotive applications.

Supplies 2005

1 DSM Elastomers (incl. DSM Dyneema)	646
2 DSM Engineering Plastics	705
3 DSM Coating Resins	698
4 DSM Composite Resins	410
Total	**2,459**



1
2
3
4

EBITDA/Net sales (as a %)



2004
2005
0
5
10
15
20

€1,687m

- Supply/demand balance favorable for fertilizers and fiber intermediates.
- Melamine faces oversupply.

DSM Fibre Intermediates
Producer of caprolactam and acrylonitrile, which are raw materials for synthetic fibers and plastics. Caprolactam is the raw material for Nylon 6, which is used in a wide range of applications.

DSM Melamine
Produces melamine, a product used in impregnating resins and adhesive resins for the wood-processing industry. Applications include laminate flooring, flame retardants, bank notes, car paints and durable plastic tableware.

DSM Agro
Producer of ammonia and high-nitrogen fertilizers for grasslands and agricultural crops.

DSM Energy
Participates in the exploration and production of oil and gas on the Dutch Continental Shelf.

Supplies 2005

1 DSM Fibre Intermediates	1,263
2 DSM Melamine	212
3 DSM Agro	370
4 DSM Energy	54
Total	**1,899**



1
2
3
4

EBITDA/Net sales (as a %)



2004
2005
0
3
6
9
12
15

At the end of 2005 DSM started its new five-year strategy for 2006-2010: *Vision 2010 – Building on Strengths*.

With this strategy DSM focuses on accelerating profitable and innovative growth of its specialties portfolio. The overall objective is strong value creation, to be accomplished via three main levers:
1. market-driven growth and innovation;
2. increased presence in emerging economies;
3. operational excellence.

To leverage the capabilities of the various business groups, the organizational model of DSM will be aligned with the new *Vision 2010* strategy. As of Q2 2006 there will be four clusters:

Nutrition

- Human Nutrition & Health
- Animal Nutrition & Health
- DSM Food Specialties
- New Business Development
- parts of DSM Fine Chemicals

Pharma

- DSM Anti-Infectives
- DSM Pharmaceutical Products
- parts of DSM Fine Chemicals

Performance Materials

- DSM Engineering Plastics (incl. DSM Dyneema)
- DSM Resins
- DSM Elastomers

Industrial Chemicals

- DSM Fibre Intermediates
- DSM Melamine
- DSM Agro
- DSM Energy

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over € 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas.

Web link
Detailed group strategy information can also be found at www.dsm.com → About us





DSM's activities have been grouped into business groups representing coherent product/market combinations. The business group directors report directly to the Managing Board. For reporting purposes the activities are grouped into three strategic clusters – Life Science Products, Performance Materials and Industrial Chemicals – plus DSM Nutritional Products. In addition, DSM reports on a number of other activities, which have been grouped under Other Activities.

DSM Fine Chemicals
Produces chemical intermediates for the agro-chemical, food and pharma industries.
Products include: *glyoxylic acid, fumaric acid, aspartame, benzoic acid, sodium benzoate.*

DSM Pharmaceutical Products
Provides custom manufacturing services to the pharmaceutical and agro-chemical industries.
Products: *active ingredients, advanced intermediates, monoclonal antibodies, sterile and solid dose manufacturing and packaging.*

DSM Anti-infectives
Produces penicillin equivalents and other active ingredients for the antibiotics industry.
Products: *penicillin G, penicillin intermediates (6-APA and 7-ADCA), side chains, semi-synthetic penicillins, semi-synthetic cefalosporins.*

DSM Food Specialties
Produces dairy, savory, beverage and functional food ingredients and enzymes for food industries.
Products include: *starter cultures, flavor enhancers, baking and brewing processing enzymes, arachidonic acid, probiotics and peptides.*

Supplies 2005

1	DSM Fine Chemicals	303
2	DSM Pharmaceutical Products	482
3	DSM Anti-infectives	330
4	DSM Food Specialties	416
Total		1,531



EBITDA/Net sales (as a %)


2004
2005
0
5
10
15
20

DSM Nutritional Products
The world's largest supplier of vitamins, carotenoids and other biochemicals and fine chemicals.

- Human Nutrition & Health
Producer of functional food ingredients for the food industries and personal care ingredients for cosmetics and skin care product manufacturers.
Food products include: *total vitamins range, carotenoids (pigments and anti-oxidants), probiotic strains, green tea extract.*
Personal care products: *active ingredients (e.g. vitamin C and E forms) for skin, hair and oral care; UV filters.*

- Animal Nutrition & Health
World market leader in vitamins, carotenoids and feed enzymes for the feed industry.
Products: animal performance products (e.g. for gut flora, bone health). Includes 35 premixing facilities for feed across the globe.

Supplies 2005

1	Human Nutrition & Health	[illegible]
2	Animal Nutrition & Health	[illegible]
3	Personal Care	98
Total		1,946



EBITDA/Net sales (as a %)


2004
2005
0
5
10
15
20

DSM key data for 2005

Net sales (x million) €8,195	**CFROI** 9.1%	**Workforce** (at year-end) 21,820
Operating profit (EBIT) (x million) €808	**Net profit excluding exceptional items** (x million) €563	**Net profit** (x million) €527
Capital expenditure and acquisitions (x million) €974	**Net earnings excluding exceptional items** (per ordinary share) €2.87	**Dividend** (per ordinary share) €1.00

Forward-looking statements

This annual report contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this annual report.

Key financial data

Throughout this annual report:
1. Operating profit, EBITDA and EBIT do not include exceptional items.

2. Net profit is defined as *Net profit attributable to equity h olders of Royal DSM N.V.*

(consolidated)	**2005**	2004
key figures (x € million):		
net sales	**8,195**	7,832
operating profit plus depreciation and amortization (EBITDA)	**1,311**	1,067
operating profit (EBIT)	**808**	562
net profit excluding exceptional items	**563**	423
net result from exceptional items	**-36**	-130
net profit	**527**	293
dividend	**207**	190
depreciation and amortization	**503**	505
capital expenditure	**401**	348
acquisitions	**573**	-
cash flow (net profit plus amortization and depreciation)	**1,066**	928
net debt	**832**	339
shareholders' equity	**5,474**	5,068*
total assets	**10,025**	9,626
capital employed	**6,221**	5,558
per ordinary share in €:		
net earnings excluding exceptional items	**2.87**	2.09
net profit	**2.68**	1.41
dividend	**1.00**	0.875
shareholders' equity	**27.45**	25.19
ratios (%):		
operating profit / net sales (ROS)	**9.9**	7.2
EBITDA / net sales	**16.0**	13.6
CFROI	**9.1**	8.1
net debt / equity plus net debt	**0.13**	0.06*
equity / total assets	**0.55**	0.53*
EBITDA / net finance costs	**18.7**	19.1
cash flow from operational activities / net sales	**8.5**	11.8
workforce:		
year-average workforce	**22,839**	24,503
workforce at 31 December	**21,820**	24,204

* Excluding the impact of the temporary reclassification of cumulative preference shares A in 2004.

Peter Elverding



Managing Board of Directors (from left to right): Henk van Dalen, Feike Sijbesma, Jan Zuidam (deputy chairman), Peter Elverding (chairman) and Chris Goppelsroeder.

DSM is financially sound, technology-rich and has embarked on a new strategic course with new opportunities and challenges.

2005: a very good year

+44% Operating profit up € 246 million to € 808 million	**+14%** Dividend rise to € 1.00 per share
9.1% CFROI, clearly exceeding WACC	**#1** DSM maintains #1 position in chemicals sector of Dow Jones Sustainability World Index
49% Total Shareholder Return	**-16%** Frequency index of all recordable incidents improves to 0.74 (2004: 0.88)

A very good year

2005 was an important milestone in our company's history. We achieved strong progress on virtually all fronts, and thus laid a solid foundation for further value-creating growth. New opportunities will be captured with great vigor in the context of our ambitious strategy for the next five years: *Vision 2010 – Building on Strengths*.

The financial results for 2005 were significantly better than those for 2004. Net sales growth amounted to almost 5%, and our operating profit of € 808 million was the highest DSM has ever achieved. In 2005 we created substantial value, as the Cash Flow Return on Investment (CFROI) of 9.1% clearly exceeded the weighted average cost of capital (WACC).

The company benefited from balanced market conditions, an economy that was in better shape (although there were marked differences per region), on average stable currency rates and a variety of self-generated activities, ranging from operational excellence programs to the successful market introduction of new products and applications. I find it particularly gratifying to note that almost all our business groups and units were able to improve their sales and operating profit.

Vision 2005 completed – new strategy already in full swing

We have successfully completed our strategy *Vision 2005: Focus and Value.* Major events in the context of the portfolio transformation during 2005 included the acquisition of resins specialist NeoResins from Avecia and the divestment of our bakery ingredients activities. The successful completion of *Vision 2005* has provided us with a solid platform from which we can take the next step, embodied in our new strategy *Vision 2010 – Building on Strengths*. This new strategy focuses on accelerated growth and expansion of the specialty content of our portfolio, accelerated innovation, expansion in emerging economies, and continued operational excellence. The first steps have already been taken. An extensive evaluation of *Vision 2005* and the rationale and objectives of *Vision 2010* are provided on pages 20-23.

In terms of Safety, Health and Environment (SHE) important progress was achieved in 2005. At year-end 2005 we had met ten of our fourteen environmental targets for 2006. The frequency index for all recordable accidents decreased further. In 2005, we maintained our number one position in the chemicals sector of the Dow Jones Sustainability World Index. Moreover, sustainability targets have been included in our new strategy. An extensive description of our activities and ambitions in this respect is presented in our Triple P report for 2005.

Where we go from here

All in all, I would qualify 2005 as a very good year for DSM, despite some adverse developments such as the high and volatile cost of raw materials. 2005 was a year of historically strong results, a good performance with regard to sustainability, and significant progress in our efforts to further exploit value-creating growth opportunities based on the accomplishments of 2005 and the preceding years. Our employees deserve tremendous appreciation for their commitment and perseverance in making DSM the better and stronger specialty chemicals company it is today. It has never been easy, but all the hard work has clearly paid off. I would also like to thank our customers and shareholders for their enduring support during the execution of our transformation strategy.

We regret that Henk van Dalen, who has been a Managing Board member for six years, has decided to take up a career opportunity outside DSM with effect from 1 April 2006. The company is grateful to Henk van Dalen for his 29 years of commitment and leadership. He played a key role in the *Vision 2005* transformation process and in the establishment of the company's new strategic direction. We also regret that our Managing Board member Chris Goppelsroeder has decided for personal reasons to relinquish his position with effect from 1 April 2006. Chris Goppelsroeder has, among other things, been instrumental in the establishment of DSM's new *Vision 2010* strategy program. Prior to his appointment as member of the Managing Board, he was vital to the integration and transformation of DSM Nutritional Products. Both colleagues deserve great appreciation for their work.

DSM is financially sound, technology-rich and has embarked on a new strategic course with new opportunities and challenges. The successful completion of *Vision 2005* has paved the way for the next logical step, *Vision 2010 – Building on Strengths*. In fact, we have already started. And more will follow as we further leverage the capabilities and performance of our company in order to successfully execute this strategy.

Peter Elverding
Chairman of the Managing Board of Directors
peter.elverding@dsm.com



DSM Dyneema produces Dyneema®, a lightweight, super strong high performance polyethylene fiber. Dyneema® is an important component in ropes, cables and nets in the fishing, shipping and offshore industries.

DSM Coating Resins produces synthetic coating resins for use in the marine industry.

DSM Fibre Intermediates produces caprolactam as a raw material for Nylon-6, which is used in textiles, and acrylonitrile, which is a raw material for acrylic fibers.

DSM Engineering Plastics produces insulator materials for LV switchgear and ITE components, lighting fittings and armatures, motors, wire and cable, enclosure housings and electrical equipment.

PeptoPro®, a sports recovery ingredient, a product of **DSM Food Specialties**, differs from other sports and energy drinks in that it enables faster replenishment of muscle energy stores.

DSM Melamine produces melamine, which is mainly applied in adhesives and impregnating resins for wood-based panels used in the construction industry.

DSM Fine Chemicals' products are used in coatings, resins, dyes, pigments, polymers and plastics

DSM everywhere…
an innovative company


DSM Nutritional Products produces vitamins and UV filters for use in the personal care industry.
DSM Nutritional Products
roduces vitamins, carotenoids,
nzymes, amino acids and other
ngredients for use in the animal feed
and pet food industries.
DSM Composite Resins produces unsaturated polyester resins, gel coats, sizings and binders and polymeric plasticizers for use in glass reinforced plastics applications in the marine industry.
DSM NeoResins produces extremely durable resins specially designed for the marine industry.

Beyond bright ideas

Innovation is not just about great ideas, state-of-the-art technology and high-tech laboratories. It also involves spotting market trends and opportunities and using technological capabilities to improve the quality of people's lives in a way that is commercially attractive for our customers and for us.

With our accelerated transformation into a true specialty player, the importance of innovation has become ever greater. We will make great strides in the coming period, as innovation is one of the building blocks of our *Vision 2010 – Building on Strengths* strategy. Our focus will be specifically on the two growth areas performance materials and nutritional ingredients.

We are demonstrating our intensified commitment to innovation by e.g. allocating significant additional funds and by hiring new innovative talents. We are also exploring important emerging domains such as personalized nutrition, biomedical materials, specialty packaging and industrial or 'white' biotechnology.





Navigating for value

DSM has developed technology for structuring materials and surfaces on a nanometer scale. Control of surface and bulk properties and surface chemistries on this scale has led to interesting, valuable functional properties. We first used this technology to develop anti-reflective coatings for the flat-panel-display industry and more recently for other applications such as picture display glass. These anti-reflective coating systems have excellent optical and mechanical properties.

Their nanostructured nature means that these properties can be achieved in a single layer, whereas competitive technologies rely on at least two, and sometimes as many as six optical layers.

In the coming years DSM plans to target applications such as transparent UV-blocking coatings and anti-fogging coatings. Also under development are anti-fouling functionalities, i.e. coatings capable of resisting the adhesion of biological materials such as proteins or microorganisms.

Brewers Clarex™ – a clear solution

Any beer has a tendency to become turbid after some time. How can beer be stabilized without affecting its taste and color? Brewers are dedicated to their own traditional recipes. They do however make use of adsorbents which remove essential components such as protein and polyphenol. These are crucial for flavor and mouth feel. After a period of intense research, we found a clear solution to this problem: Brewers Clarex™. Brewers Clarex™ is a totally new concept, based on enzyme technology, that provides brewers with an innovative method for preventing turbidity in beer. It does not remove the polyphenols and proteins from the beer, and it saves costs. Brewers Clarex™ was launched at the European Brewing Conference in Prague, Czech Republic, in the summer of 2005.









Open Innovation at DSM

Increasing technological complexity and market developments evolving at high speed make cooperation indispensable. For DSM, innovation is open, multi-site and multidisciplinary.

Building knowledge and expertise in partnership with others can create leverage for everyone involved. Where desirable, DSM works together with external partners. For example, we have scientific and technological collaborations in place with some 2,000 university departments. We participate in renowned research organizations and networks, such as Gene Alliance (Germany), the Biocatalysis & Bioprocessing of Macromolecules Consortium (USA), the Wageningen Center for Food Sciences and the Dutch Polymer Institute, both in The Netherlands.

DSM also invests in company start-ups. This enables us to exploit trends more quickly and meet social needs such as weight control, health products and health advice.



DSM everywhere...
an international company



What boundaries?

Some 40 years ago, DSM took the last step in the transition from mining to chemicals. Since then, the company has gradually evolved from a national to a European organization. Our strategies of the past ten years speeded up the company's internationalization towards a global player. Important drivers in this development were significant portfolio changes, technological progress, new cooperative patterns and increasing efforts to exploit the opportunities of the emerging economies.

DSM's internationalization is a multi-faceted process, clearly visible in terms of staff, distribution of sales and assets, and our increasing presence in emerging economies. Internationalization is also reflected in our research and development activities. In 2005 we established the new DSM R&D Center China in Shanghai, and opened the doors of a new joint lab with the prestigious Shanghai Fudan University.





Distribution of sales

One aspect of our further internationalization concerns the spread of sales. In 2000 around 70% of our sales were destined for West European markets. Today, sales are more evenly spread across the world, in an almost 50:50 balance between Western Europe and the rest of the world.
An important factor is that DSM has in recent years won new customers especially in Asia and the USA.

In 2005, sales outside North America and Europe increased by some € 200 million, while sales in China increased from $ 500 million to over $ 580 million. Further internationalization of sales will continue in the coming years, partly because our investment and acquisition decisions will, more than in the past, take account of the need for a presence in the emerging economies.

Staff around the globe

DSM's profile as a mainly European company is changing in terms of the composition of our staff. At year-end 2005 about one out of every three DSM employees was based outside Europe. The internationalization of our staff received an extra boost with the acquisition of DSM Nutritional Products, which also led to substantial expansion in China. Of DSM's total staff, approximately one out of every six employees – all joint ventures included – is now active in China.

Since greater diversity and further internationalization of our staff are spearheads of our new *Vision 2010 – Building on Strengths* strategy, the internationalization trend of the past few years is set to continue.









Stronger presence in the emerging economies

Over the past few years, economic growth and market demand have clearly shifted from Europe to countries in the Asian region, notably China and India. DSM of course took this development into account while crafting its *Vision 2010* strategy. Increasing DSM's presence in the emerging economies is one of the strategy's focal points. Investment and acquisition decisions will be geared to reinforcing the company's positions in these parts of the world. DSM has been present in the US and China for several decades, but in 2000 the internationalization of business began to receive considerable impetus. Since then, business has grown, both organically and via acquisitions, in countries such as the US, Japan, China and India. DSM will further improve the specialty profile of its portfolio and expand its presence in today's fastest-growing emerging economies.



DSM everywhere…
Operational Excellence



Better sourcing, production and selling

In 1999, DSM started its Operational Excellence program to optimize the flow of the company's business processes of sourcing, production and selling. Operational Excellence spans a wide range of projects aimed at realizing cost reductions, increasing the efficiency of plants and organizations, improving product quality, strengthening the purchasing organization and enhancing the value pricing of our products and services. Operational Excellence started with a focus on streamlining and standardizing processes at DSM in order to arrive at a better performance at lower costs. Purchasing and value pricing are two important more recent areas of attention.

Operational Excellence has yielded significant results over the past years and it is included as an essential building block in our *Vision 2010 – Building on Strengths* strategy.





Excellence in sourcing

In 2005 DSM established a new, globally active sourcing organization with the aim of improving the company's purchasing practices across the board and thus contributing to DSM's bottom line. Many initiatives have been launched in this context, ranging from the introduction of best purchasing practices to the implementation of new performance management models. The purchasing objectives outlined in 2004 were already to a large extent achieved in 2005.

Excellence in production

Manufacturing Excellence is a program designed to enhance the effectiveness and professionalism of all production, maintenance and project work in the area of manufacturing. Plant output may be boosted without significant investments, efficiency improvements may be realized and costs saved. The results of this program so far are quite worthwhile. Significant yield, quality and reliability improvements and cost reductions have been realized. Manufacturing Excellence has been implemented mainly within DSM Nutritional Products and the Industrial Chemicals cluster. Implementation in the other parts of DSM is underway.









Excellence in selling

DSM's *Excellerate* program focuses on creating an optimum balance between the value of supplied products and services and the required investments. Value pricing is becoming more and more important for DSM now that the company is marketing ever more specialties. Selling prices should reflect the perceived value that DSM creates for its customers and end-users. That's why DSM started this program, covering elements such as the upgrading of pricing skills, the introduction of new systems, training and the hiring of new professionals and a change in the mindset of marketing and sales professionals.

2005 was a strong year for DSM on many counts. Conditions for DSM products were generally good in most markets.

Financial

net sales and supplies

x € million	Net sales 2005	Net sales 2004	Supplies 2005	Supplies 2004
Life Science Products	1,479	1,484	1,531	1,582
DSM Nutritional Products	1,914	1,899	1,946	1,910
Performance Materials	2,447	2,007	2,459	2,013
Industrial Chemicals	1,687	1,570	1,899	1,747
Other activities	485	474	498	485
Intra-group supplies	-	-	-321	-303
Total, continuing operations	8,012	7,434	8,012	7,434
Discontinued operations	183	398	183	398
Total DSM	8,195	7,832	8,195	7,832

Sales by core activity

excl. discontinued activities



19%
Life Science Products
25%
DSM Nutritional Products
26%
Performance Materials
21%
Industrial Chemicals
9%
Other
2004
2005

operating profit plus depreciation and amortization (EBITDA)

x € million	2005	2004
Life Science Products	266	226
DSM Nutritional Products	376	330
Performance Materials	410	249
Industrial Chemicals	246	207
Other activities	-3	24
Total, continuing operations	1,295	1,036
Discontinued operations	16	31
Total DSM	1,311	1,067

operating profit (EBIT)

x € million	2005	2004
Life Science Products	126	79
DSM Nutritional Products	252	202
Performance Materials	305	165
Industrial Chemicals	165	120
Other activities	-49	-20
Total, continuing operations	799	546
Discontinued operations	9	16
Total DSM	808	562

EBITDA / supplies 2004 and 2005

excl. discontinued activities



2004
2005
Life Science Products
DSM Nutritional Products
Performance Materials
Industrial Chemicals
DSM (total)
0
5
10
15
20

Markets

End-use markets



30%
Human Health & Animal Health
29%
11%
Pharmaceuticals
10%
15%
Building & construction
15%
6%
Automotive / transport
6%
8%
Textiles
9%
7%
Agriculture
6%
4%
Electrics / electronics
4%
2%
Metal & Machine building
2%
17%
Other
19%
2004
2005

Sales by origin

excl. discontinued activities



43.0%
Netherlands
44.3%
29.1%
Rest of Europe
28.0%
16.9%
North America
16.3%
3.7%
China
3.7%
4.1%
Asia-Pacific
4.2%
3.1%
Rest of the world
3.8%
2004
2005

Sales by destination

excl. discontinued activities



11.2%
Netherlands
Germany
United Kingdom
France
Rest of Europe
North America
China
Asia-Pacific
Rest of the world
2004
2005

Developments in 2005

Group review
2005 was a strong year for DSM on many counts. Conditions for DSM products were generally good in most markets. Despite high and volatile oil and energy prices, which were further influenced in September by the hurricanes in the USA, industrial production in most sectors relevant to DSM developed at favorable levels. The situation in the American automotive industry, however, gave some cause for concern. Demand growth in Asia maintained its high momentum, while in Europe economic growth was still lagging behind the rest of the world, although it showed signs of strengthening. In these conditions DSM successfully managed to consolidate the high sales volumes achieved in 2004, while margins were widened due to strong pricing and the favorable effects of various cost-control initiatives. Volatility on the currency markets was relatively limited in 2005.

At € 8,195 million, net sales increased by almost 5%, which was exclusively due to higher sales prices, as overall sales volumes were flat and the effects of currency fluctuations on sales as well as the net effects of acquisitions and divestments were both close to zero.

Bottom-line results improved significantly in 2005. EBITDA increased by 23% to € 1,311 million, and the operating profit increased to € 808 million (up 44% from 2004) – which represents the highest operating profit in DSM's history, surpassing the previous record level (€ 751 million) achieved in 2000. It is important to note that, while the 2000 results were recorded mainly on the back of a cyclical peak in earnings of DSM's petrochemical activities, results in 2005 were for the greater part achieved with specialty businesses. The inherent quality of DSM's current profit profile is undoubtedly higher than when the previous record was set. In 2005 all clusters contributed to these improved results. DSM created substantial value, with its CFROI of 9.1% clearly exceeding the company's WACC.

Business review per cluster
In the Pharma-related activities of the Life Science Products cluster, the effects of restructuring projects to address the unfavorable market conditions in both custom manufacturing and anti-infectives yielded clearly improved profitability. Conditions in both markets more or less stabilized in 2005. Further profit improvement actions from DSM will be necessary in order to attain the desired profitability levels. This will involve completion of the ongoing restructuring projects at DSM Anti-Infectives and at the Linz site (Austria), and further reduction of the asset base of DSM Pharmaceutical Products. Also, the development of partnerships with North China Pharmaceuticals Corporation is in process. Significant progress was achieved in 2005 with this project.

With regard to the food-related activities of the Life Science Products cluster, DSM Food Specialties once again recorded strong results, hinging on the innovative portfolio of ingredients developed by this business group. The successful divestment of the below-average-performing activities of DSM Bakery Ingredients contributed to the improved overall performance of this cluster, yielding an overall EBITDA over sales margin from ongoing activities of 18.0% in 2005, compared to 15.2% in 2004.

DSM Nutritional Products further improved on its already strong performance of 2004. Top-line growth was limited as the net effect on sales of autonomous volume growth was more or less equal to the effects of continuing price pressure for some more mature products in the portfolio. Bottom-line results improved further, however, thanks to an improving product mix and the lowering of cost levels resulting from the activities undertaken in the framework of the *VITAL* program. Significant steps were taken to structurally strengthen the position of Vitamin C, for instance, by concentrating production on the site in Scotland (UK) and closing the plant in New Jersey (USA). The competitive position for this basic product will be further strengthened when the envisaged cooperation with North China Pharmaceutical Group Corporation (NCPC) in China commences. Besides improving the efficiency of operations, much emphasis was placed on developing innovative tailor-made formulations and new ingredients for the various market segments in which DSM Nutritional Products is active.

Overall EBITDA over sales from ongoing activities of DSM Nutritional Products amounted to 19.6% in 2005, compared to 17.4% in 2004.

The Performance Materials cluster posted very good results in 2005. Of the total top-line growth of 22% compared to the previous year, 12% was attributable to the inclusion of NeoResins, acquired at the beginning of February 2005 and now part of the DSM Coating Resins business group. Moreover, Chinese resins manufacturer Syntech was acquired at year-end 2005.

Bottom-line results of the Performance Materials cluster further benefited from good demand for DSM's products, which enabled a substantial margin improvement despite generally high and volatile raw material prices. The overall product mix improved due to strong growth of specifically in-house-developed products such as Dyneema®, various engineering plastics and special grades of composite resins. In addition, the ongoing efforts to streamline business processes in the framework of the Operational Excellence program and the successful restructuring at DSM Elastomers contributed clearly to the strong performance of this cluster. Overall, the EBITDA over sales margin from ongoing activities amounted to 16.8% in 2005, compared to 12.4% in 2004.

The Industrial Chemicals cluster also yielded strongly improved results in 2005, benefiting from favorable market conditions for fiber intermediates and for fertilizers. The overall tight supply/demand balance in these markets facilitated good margins, despite the high and volatile raw material prices. Results of fiber intermediates were held back in the second half of 2005 due to the prolonged shutdown of the caprolactam plant in Nanjing (China) in order to enable construction work for the planned doubling of capacity to 140,000 metric tons/year. DSM Melamine had to cope with some oversupply on the global markets, which prevented it from fully passing on the high feedstock prices, and consequently had a clearly weaker year. This was especially the case in the USA, above all due to the high natural gas and ammonia prices. DSM Agro achieved an even better performance than in the already strong 2004, driven mainly by high fertilizer prices.

Financials
DSM's financial position remained solid in 2005. The major credit rating institutions reconfirmed their Single A credit rating, with Moody's slightly upgrading their outlook to 'Stable' in May 2005. Net debt at year-end 2005 amounted to € 832 million (€ 339 million at year-end 2004), representing a gearing (defined as net debt/total capital) of 13%.

DSM generated healthy net cash provided by operating activities in 2005, totaling € 693 million, or 11.8% of net sales.

Capital expenditure (excluding acquisitions) amounted to € 401 million (2004: € 348 million), and was below depreciation level (€ 503 million), as planned. Major investment projects were e.g. the expansion of the fermentation capacities for arachidonic acid of DSM Food Specialties in Italy and in the USA, the construction of new production lines for Dyneema® and Dyneema®UD at the Greenville site in the USA, expansions of the sterile formulation facilities at the same site, new plants for various engineering plastics materials at sites in the Netherlands, and the doubling of capacity of the caprolactam plant in Nanjing (China).

Acquisitions (mainly NeoResins) and divestments (mainly DSM Bakery Ingredients and Styrene-Butadiene-Rubber (SBR)) on balance resulted in a net cash outflow of € 372 million in 2005.

In view of the favorable development of its share price, DSM decided in August 2005 to split its shares two-for-one. The earnings per share excluding exceptional items in 2005, calculated for the full year on the basis of the share split, increased to € 2.87, against € 2.09 in 2004. DSM paid its shareholders a total of € 183 million in dividends. The achievements of the past year were recognized by the financial markets, resulting in an increase in the DSM share price of 45% in 2005, clearly outperforming the market. With a Total Shareholder Return (TSR) of 49%, DSM also outperformed the average TSR of its European chemical peer group, which was 33% in 2005.

Strategy – looking back and ahead

Evaluation of *Vision 2005*
Towards the end of 2005 DSM completed its *Vision 2005: Focus & Value* strategy. The overriding goal of this strategy had been to transform DSM from the predominantly commodity chemicals-oriented company that it was in 2000 into a leading multi-specialty player. DSM wanted to accelerate its growth in the areas of life sciences and performance materials, while generating more stable earnings growth. The *Vision 2005* strategy objectives introduced in September 2000 have to a large extent been fulfilled.

- Withdrawal from petrochemicals and accelerated growth of life science products and performance materials to approximately 80% of sales
  M&A actions formed a crucial element in the transformation process and were planned and executed carefully and in phases. In 2001 DSM sold its profit rights in Energie Beheer Nederland (participations in gas and oil exploration) to the Dutch state and in 2002 it divested its petrochemical activities to SABIC. The total proceeds from these transactions amounted to € 3.2 billion net, which DSM used to finance the acquisition of the Vitamins & Fine Chemicals division from Roche in September 2003 (€ 1.75 billion), among other things. This division was renamed DSM Nutritional Products. A transformation and integration project, named *VITAL*, successfully integrated the businesses into the DSM organization, structurally improved their performance and prepared them for further growth. A fourth action was the acquisition of resins manufacturer NeoResins in February 2005, to expand the coating resins portfolio in the Performance Materials cluster (€ 523 million). Other adjustments of the portfolio were the acquisition of Catalytica in late 2000 and the divestments of DSM Engineering Plastic Products in 2001 and of DSM Bakery Ingredients (excluding Baking Enzymes) and the Styrene-Butadiene-Rubber (SBR) activities in 2005. As a result of the portfolio transformation, by 2005 almost 80% of DSM's sales came from its businesses in life science products and performance materials.

- More stable and higher earnings
  Cash flow (EBITDA) was stable yet at too low a level in the economically difficult period 2001-2003[1], but it saw a steady increase in 2004 and 2005, when the acquisitions of DSM Nutritional Products and NeoResins, combined with clear improvements in other businesses, had a positive effect.

- Operational Excellence
  In addition to the merger and acquisition activities in the context of our *Vision 2005* strategy, a large number of Operational Excellence projects and cost efficiency measures clearly contributed to the higher profitability levels, both in 2004 and 2005. DSM started its Operational Excellence program in order to optimize cost efficiencies and the flow of business processes: sourcing – producing – selling. For the *production* part, the Manufacturing Excellence program was developed. Manufacturing Excellence enhanced the effectiveness and professionalism of all operations, maintenance and project work within manufacturing. The program is being implemented successfully, mainly in the Industrial Chemicals and Nutritional Products clusters. Other (parts of) clusters have started the program and will finalize it in 2006/2007.

The portfolio transformation and numerous operational excellence projects have significantly improved DSM's profit profile. Throughout the transformation, DSM further strengthened its financial basis. The Single A credit rating from the major credit rating institutions was maintained throughout the *Vision 2005* period.

[1] Excluding the petrochemicals businesses sold in 2002.

- Sales around € 10 billion by 2005
  Looking back at *Vision 2005: Focus and Value*, it is fair to say that DSM has successfully accomplished this strategy. The € 10 billion sales target turned out to be beyond reach, due to weak economic conditions in 2001-2003 and the substantial weakening of the US dollar – factors whose full extent was not envisaged in the strategy scenarios made in 2000. DSM favored quality over quantity and refrained from buying sales growth for the sake of reaching this target.

- Market capitalization to double
  Shareholders benefited from DSM's policy of preferring quality over quantity, with a doubling of the share price and a Total Shareholder Return of 215% during the *Vision 2005* strategy period.

DSM share Sept. 2000 - Dec. 2005


in €
35
30
25
20
15
10
12/00
12/01
12/02
12/03
12/04
12/05

New strategy: *Vision 2010 – Building on Strengths*
In October 2005, DSM presented its new five-year strategy *Vision 2010 – Building on Strengths*. The strategy was the outcome of the Corporate Strategy Dialog. This study – a twelve-month process – thoroughly analyzed global economic and social trends and conditions, technological developments, price scenarios for energy and raw materials, differentiated growth in the various geographical regions and end-markets, factors potentially impacting on DSM's portfolio, and the four focal business areas for DSM (nutrition, pharma, performance materials and industrial chemicals).

The analyses conducted in the framework of the study resulted in a clear set of conclusions. The outside-in analyses showed that DSM had to take into account a growing divergence in raw material costs. While prices for oil-based raw materials will remain high, costs of bio-based raw materials (e.g. sugar and molasses) are expected to decline further. This will enhance the competitiveness of fermentation-based production – one of the technologies in the field of *white biotech* – in the future.

Demographic trends in combination with economic developments in emerging economies (such as China, India, Russia and Brazil) offer threats as well as opportunities. For about 35% of DSM's current portfolio these rapidly growing economies, with a strongly increasing buying power of the middle class, offer interesting opportunities for growth. Competition from low-cost countries poses threats to the competitiveness of about 25% of DSM's portfolio. Markets in developed countries remain interesting, but opportunities here will have to be captured mainly via innovation. For 40% of DSM's portfolio the impact of low-cost countries is neutral. This mainly relates to products with a local-for-local approach (e.g. fertilizers) and markets with a very high entry barrier based on specific technological positions and IP-protected innovative products.

Furthermore, extensive analyses of global mega-trends in society and technology resulted in the identification of a number of promising innovation areas, offering attractive opportunities for the future: health & prevention (healthy foods, pharma, and personal care), sustainable & clean resources (e.g. fermentation-based production and eco-friendly coating technologies), and materials with advanced properties (notably in the markets for engineering materials and coatings).

The inside-out analyses showed that DSM should grow and enhance the quality of its portfolio along two paths: it should strive for accelerated growth of the specialty leadership components in its portfolio, and it should strengthen the specialty profile of its portfolio, supported by targeted acquisitions. DSM should boost its innovation efforts in a market-driven way. This will be done by accelerating eleven selected projects, via an active new business development policy in an *open innovation* model and by initiating innovation towards carefully selected *Emerging Business Areas* to capture the future, mid to long-term opportunities presented by the three key innovation areas mentioned.

DSM should improve the geographical spread of its activities in order to reduce the present imbalance between sales by origin and sales by destination. This imbalance is undesirable: it makes DSM's results more sensitive to currency fluctuations and creates increasing competitive pressure for certain products from producers based in low-cost countries. Capturing the opportunities of demand growth in emerging economies and expanding production in low-cost countries, where appropriate, will improve the geographical spread and enhance competitiveness.

Operational Excellence will remain a key success factor as cost efficiency continues to play an important role across many of our businesses. Consequently, DSM will vigorously continue and expand its current efforts in the various fields of effective cost management and business process standardization.

The overall conclusion is that DSM possesses a strong base to build on and is fit to capture the opportunities and to face the challenges presented by the future. This is why the new strategy program is called *Vision 2010 – Building on Strengths*.

Four *Emerging Business Areas* (EBAs):

Biomedical Materials An increase in chronic diseases, growing demand for tailored therapies and converging technologies in pharma, nutrition and materials form the rationale behind the selection of this EBA. Dyneema® Purity – a first example in this field – stands for a specially developed, high-performance polyethylene fiber, made available to the medical device industry for use in surgical implants. Target areas for future innovation are drug delivery systems and coatings for stents using nanotechnology. Advanced polymer technology can offer solutions superior to metals and ceramics in these high-performance and value-added niche segments.

Specialty Packaging The drivers leading to the choice of this EBA are growing awareness of the importance of food quality, increasing interaction between a product and its packaging and upcoming regulatory changes. DSM aims to develop innovative packaging, for example solutions for food products, with innovative barrier properties relating to freshness, release of odors, and the ability to monitor the history of the product.

Personalized Nutrition The Personalized Nutrition EBA builds on DSM's strengths in nutrition, food and biotechnology. Based on scientific evidence Personalized Nutrition addresses certain health risks by offering tailor-made and specially developed nutritional products that fit individual consumers' genetic profiles and other factors, such as age and life-style. This way health and well-being can be promoted, whereas the risk of certain health problems may be reduced. DSM is already involved in this personalization trend via a participation in a US start-up which develops and commercializes genetic tests for personalized health and wellness advice.

White Biotechnology With the White Biotechnology EBA DSM will further boost the application of nature's toolset, for example micro-organisms and enzymes, to the production of (fine) chemicals, materials and fuels from renewable resources. A growing cost spread between hydrocarbon and carbohydrate feedstock as well as advances in science and technology will allow White Biotechnology to become a competitive alternative in an increasing range of applications, including nutritional ingredients, fine chemicals, performance materials and base chemicals. DSM will focus on opportunities where White Biotechnology enables drastic process improvement compared to the chemical technologies.

Objectives
DSM's new strategy focuses on accelerating profitable and innovative growth of its specialties portfolio. The overall objective of *Vision 2010* is strong value creation, which should be accomplished via three main levers:

1. Market-driven growth and innovation
Based on existing leadership positions, DSM intends to grow its sales in four *Emerging Business Areas*: personalized nutrition, specialty packaging, biomedical materials and white/industrial biotechnology. This growth will be accelerated by innovation in the markets targeted.

DSM also intends to further grow the specialty content of its portfolio. In this connection the definition of specialties has been made more specific. Whereas under *Vision 2005* all life science products and performance materials businesses were classified as specialty, as of 2006, specialties will be businesses that have product, application or custom manufacturing leadership. Under this sharper definition, the current specialty leadership portfolio represents 40% of DSM's total sales, versus 60% consisting of products that compete primarily on the basis of price or costs.

By 2010 DSM aims to have grown its specialties portfolio to 50-60% of sales, coming from 40% under the new specialty leadership definition. Profitable growth via specialty leadership business, innovation and geographic growth should lead to an underlying sales growth rate of 3-5% per year (including small acquisitions) under an assumed economic scenario and increasing over time within this bracket. The economic scenario assumes a constant euro/dollar exchange rate of 1.20, a crude oil price of $ 50 per barrel, mid-cycle GDP growth rates for the various regions of the globe and generally balanced supply/demand conditions. Moreover, major scope changes via acquisitions or divestments are excluded from the assumed scenario. Organic growth will be complemented with selective acquisitions in the field of nutrition and performance materials.

To boost innovation, significant additional resources will be made available. Some 250 new people will be recruited to work in dedicated, business-driven innovation teams. On average € 50 million per year (€ 30 million in 2006 increasing to € 70 million in 2010) will additionally be spent on innovation. About 15% of capital expenditure will be allocated to new business development in this context. And the innovation infrastructure in DSM's main research centers will be upgraded. By 2010, DSM wishes to generate up to € 1 billion in sales based on these intensified innovation efforts.

2. Increased presence in emerging economies
DSM plans to continue the trend of improving its globally balanced presence by accelerating the internationalization of its asset base and workforce.

The internationalization of DSM's asset base and workforce progressed rapidly under the *Vision 2005* program and will be intensified in the coming years. Identified opportunities such as demand growth in selected emerging economies have led DSM to decide to significantly step up its


Sales
percentages are based on estimates
21%
Specialty Leadership
40%
79%
Cost Leadership
60%
2000
2005


EBIT
percentages are based on estimates
34%
Specialty Leadership
70%
66%
Cost Leadership
30%
2000
2005

growth efforts in these promising regions. A stronger presence in selected emerging economies will also help to create a better balance between sales by origin and sales by destination. When evaluating investment proposals, DSM will take these two elements into account. In China, where DSM has been highly active over the past few years, the company expects to double its sales to more than $ 1 billion per year by 2010.

3. Operational Excellence
DSM continues to build on its strong Operational Excellence capabilities to sustain and enhance the cost competitiveness of its businesses.

Over the past five years DSM has successfully introduced and implemented Operational Excellence programs. So far, the focus has been mainly on standardization of business processes in manufacturing, order fulfillment, finance and costing and ICT infrastructure. These programs will be further extended to include more parts of DSM's business portfolio. New initiatives are envisaged in purchasing and prospect-to-order / pricing excellence processes. DSM will also continue to consistently look at productivity improvement in its businesses.

Sustainability
Sustainability is at the heart of doing business in all our fields. Having been named the number one in the chemical industry sector of the Dow Jones Sustainability World Index for the second year in a row, DSM has a leading position to defend, and the company has defined the areas in which it intends to further improve. DSM aims to retain its top positions with regard to Safety, Health and the Environment, for which it has set new ambitious targets in the context of the new strategy. DSM plans to put effort into eco-efficiency and a gradual increase in the use of renewable resources as raw materials for its products. Also, the *Emerging Business Area* of White Biotechnology will aim to exploit the potential that the use of biotechnology offers in terms of new products and cleaner and more cost-efficient industrial processes. In addition, DSM aims to further diversify and internationalize its workforce.

Organizational model
In order to leverage the capabilities of the various business groups, the current organizational model will be aligned with the *Vision 2010* strategy. Pharma activities will be grouped into a new Pharma cluster and the activities of DSM Nutritional Products and DSM Food Specialties will be combined into a new Nutrition cluster. Performance Materials and Industrial Chemicals will remain as clusters. Innovation will be anchored at cluster level, and DSM will also establish a DSM Innovation Center at corporate level. This organization will support innovation in the businesses. The Innovation Center will lead the *Emerging Business Area* programs and the corporate technology, licensing, venturing and intellectual property activities of DSM.

Value creation
With *Vision 2010 – Building on Strengths* DSM expects to create substantial value. The company has set itself the objective of creating more value through higher profitability. DSM targets a CFROI (Cash-Flow Return on Investment) in the *Vision 2010* period of more than 50 base points (0.5%) over its annual weighted average cost of capital (WACC).

Specific margin targets will apply for the various clusters. The new clustering of businesses will allow for more tailored EBITDA/sales margin objectives per cluster:
- Nutrition: > 18%
- Pharma: > 18%
- Performance Materials: ≥ 16%
- Industrial Chemicals: ≥14% (on average over the cycle)

By realizing these value creation targets, DSM aims to achieve a Total Shareholder Return that exceeds the average of DSM's peer group[2].

Corporate Governance

Governance
The general characteristics of DSM's governance system are described in the section of this annual report entitled *Corporate Governance, Risk Management and Internal Control* (page 70). For 2005 a number of developments regarding Corporate Governance at DSM can be reported, although in this respect the year was not as eventful as the preceding one, in which the new Dutch Corporate Governance Code (Tabaksblat Code) was published.

In April 2005, the Annual General Meeting of shareholders discussed the way DSM applies the Dutch Corporate Governance Code. With regard to the direct appointment of new Supervisory Board members and a new Managing Board member, the relevant regulations were complied with. Furthermore, a detailed remuneration policy for Supervisory Board and Managing Board members was submitted to the Annual General Meeting and approved. The proceedings of the Annual General Meeting were also made available online via the internet in 2005. The Vision 2005 Priority Foundation was dissolved because its goal, an orderly execution of the agreed *Vision 2005* strategy, had been achieved.

Internal Control was strengthened in 2005 by a revision of the Corporate Requirements and a thorough and detailed implementation and compliance program via the so-called *True Blue* project. In this project, flying squads of process and internal control experts supported the business groups in introducing and implementing the revised Corporate Requirements.

In line with independence criteria the term of one of the DSM lead auditors within Ernst & Young came to an end; responsibilities have been transferred to a colleague who has not yet worked on the DSM account.

The first operational year of DSM Alert – our whistle-blowing procedure – yielded a limited number of cases (twelve). Some cases were directly solved by providing more information, some did not qualify and some led to corrective measures.

[2] DSM's peer group: AkzoNobel, BASF, CIBA, Clariant, Danisco/Genencor, Degussa, EMS Chemie, ICI, Lanxess, Lonza, Novozymes, Rhodia and Solvay.

Risk Management
The Managing Board is responsible for the design and effectiveness of the company's risk management and control systems. The purpose of these systems is to identify any significant risks to which the company is exposed and to enable effective management of these risks. However, these systems can never provide absolute assurance regarding the achievement of corporate objectives and can never entirely prevent the occurrence of material errors, losses, cases of fraud or the violation of laws or regulations.

Based on these activities and on what is described in the Risk Management section of this report (see page 72), the Managing Board believes, to the best of its knowledge, that it can assert with reasonable assurance that the risk management and internal control system of DSM was effective during the financial year 2005.

A crucial element in the management of a company is clarity concerning the strategic direction and objectives as these serve as a compass and yardstick for all parts of the organization. The Managing Board therefore considers the development of *Vision 2010* as an important element in its enterprise risk management. The three main risks identified in the 2004 Corporate Risk Assessment were also input for the strategy process:
- The entry of Chinese low-cost producers into DSM markets
- The company's innovative capabilities
- The availability of sufficient high-caliber managers and professionals.

In *Vision 2010*, these three risks have been addressed. Special actions and targets have been formulated for the Chinese market and the other emerging markets, an Innovation Center is being created to secure the company's effectiveness in innovation, and major programs are underway to ensure that the company will have at its disposal the human and organizational capabilities that are necessary to reap the benefits of the new strategy.

Moreover, the strategic process was accompanied by a renewed risk assessment at corporate level. In this assessment, two generic risks were identified which are inherent in *Vision 2010*:
- In reality, economic developments may differ from the assumed and defined economic scenario in the strategy. This could influence the financial results and may lead to a deviation from the objectives.
- The results of DSM's increased innovation efforts will also be dependent on our ability to identify developments in the relevant markets and to effectively anticipate these market developments. Market intelligence therefore needs to be strengthened and market and customer orientation enhanced.

All parts of DSM's Governance Framework and Risk Management and Internal Control System will of course be reviewed for consistency with the new strategy and business model.

In 2005 DSM continued implementing the revised Corporate Requirements with great vigor as these Requirements are the basis for sound Risk Management and Internal Control in its operating units. The Requirements with regard to financial and strategic processes were already in place at the beginning of the year, whilst a special program was in progress for the implementation of the revised Requirements concerning safety, health and environment and legal affairs. The latter programs were continued through 2005.

In 2005 the focus was on the Requirements that relate to the flows of goods and money. These include the Requirements regarding the purchasing, manufacturing and marketing & sales processes, as well as demand supply chain planning and financial control processes. Also included are the Unit Risk Management Requirements, which specify the Risk Management organization of the operational units and the need to perform risk assessments. Finally, part of the Requirements in certain support functions are included (human resources, legal, ICT and security). The selection was made in such a way as to cover the risk management and control of goods and money flows for the primary process, including the integrity of related master data, clarity of responsibilities and authorizations, and security of information.

In the *True Blue* project, flying squads of process and internal control experts support the bigger entities of most of the business groups in introducing these Requirements. The squads help the units achieve even stricter documentation of their business processes, sharper clarification of roles and responsibilities and tighter segregation of duties. In units already using the standard DSM ERP environment, or about to implement it, full advantage is taken of the standard functionality available in the system, e.g. to describe processes, provide training in them, and check authorizations.

To ensure lasting compliance, a monitoring tool is being installed in all these units. This tool automatically triggers checks on the effectiveness of key controls and reports control overviews. Continuous education programs are also being developed. Furthermore the external financial audits by DSM's auditors Ernst & Young in 2005 specifically focused on internal control.

In its efforts to strengthen the risk management and internal control system on an ongoing basis, the company subjected the Corporate Requirements to a first review and update. The progress of the compliance programs and the effectiveness of the *True Blue* implementations were discussed with the management of the operational units. The units were also requested to conduct self-assessments, and audits were carried out by Corporate Operational Audit. The efforts in the field of risk management were discussed in the Managing Board and the Audit Committee of the Supervisory Board. Support for the implementation of the revised Corporate Requirements will be continued in 2006. The business groups that were visited by squads in 2005 will take charge of the implementation in the smaller entities themselves. For business groups and corporate activities not yet covered, *True Blue* resources will be available in 2006. The activities will be further aligned with the business process standardization efforts conducted by Corporate ICT. A Home Office function will continue to support all units.

Safety, Health, Environment

Safety
The frequency index of all recordable incidents involving both DSM employees and contractor employees, excluding DSM Nutritional Products, decreased from 0.88 in 2004 to 0.74 in 2005. This is a reduction of 16%. The frequency index of lost workday cases involving DSM employees, excluding DSM Nutritional Products, improved by 23% from 0.22 in 2004 to 0.17 in 2005. At DSM Nutritional Products both indicators increased, from 1.47 to 1.49 and from 0.52 to 0.73, mainly because of improved reporting.

As from 2005, DSM Nutritional Products has been officially consolidated in the safety performance data of DSM. The frequency indices for recordable incidents and lost workday cases for 2005, including DSM Nutritional Products, are 0.95 and 0.33, respectively. This will be the starting point for comparison in the coming years.

Over the past four years, DSM has reduced the frequency index of all recordable incidents by 17% per year on average. Further reduction will be increasingly difficult and will require longer lasting efforts, which will be mainly focused on behavior. In line with *Vision 2010* and the environmental targets laid down, DSM has decided to set as a corporate target a 50% reduction for all recordable incidents involving DSM and contractor employees in 2010 relative to 2005.

DSM regrets having to report the loss of a contractor employee who had a fatal traffic accident in Belgium in June 2005.

Health
In 2005, fourteen cases of occupational disease were recorded at DSM (excluding DSM Nutritional Products), versus twenty cases in the previous year (excluding DSM Nutritional Products). The cases range from ergonomic issues and hearing problems to allergic reactions. A risk inventory and reporting tool was developed and their implementation was piloted in two cases. Occupational health practice was updated and introduced at DSM's European SHE Conference in early 2005.

Environment
The number of non-safety incidents classified as "serious" decreased from four in 2004 to three in 2005. The total number of incidents, including Loss of Primary Containment, amounted to 501 in 2005 compared to 522 in 2004 (both figures excluding DSM Nutritional Products). For DSM Nutritional Products, this number was 147 in 2005. Major emission reductions were achieved at the caprolactam plant in Nanjing, China. Furthermore, an innovative waste water treatment plant was built at the DSM Food Specialties site in Seclin, France.

Of the fourteen environmental targets set for the period 2000-2006, ten had been achieved by the end of 2005. DSM has set new environmental targets for the period 2006-2010. Detailed information on these new targets and on the company's safety, health and environmental performance can be found in the 2005 Triple P Report.



Human Resources

Internationalization
The internationalization of DSM's workforce that has been going on for a number of years continued through 2005. This mainly reflected DSM's strong expansion in China; the DSM workforce in China – including all joint ventures – now numbers approximately 3,500 people. Between 1999 and 2004 the overall percentage of non-Dutch DSM employees increased from 50% to about 70%. At year-end 2005 almost 8,000 DSM employees were based outside Europe. The ongoing trend towards internationalization is having a clear impact on DSM's HR processes and systems. DSM has adapted its expatriation policy, which is now being applied worldwide. The company's ongoing internationalization and the major portfolio changes that have been effected also highlight the importance of good internal communication, which is why DSM undertook various new initiatives in this field in 2005.

Integration of new activities
The integration of DSM Nutritional Products is proceeding swiftly. Various DSM Nutritional Products processes and systems, including remuneration and appraisal systems, have been integrated into the DSM systems. In addition, DSM Nutritional Products has started implementing DSM's management development system and has set up special programs for high potentials. Some 1,100 DSM Nutritional Products employees took part in training courses last year. DSM Nutritional Products also implemented the DSM policies and work processes in the fields of production (Manufacturing Excellence) and safety, health and the environment. The integration of DSM NeoResins is likewise proceeding well.



Here, the emphasis is mainly on combining resources to develop new opportunities and achieve synergies, for example by adopting an integrated market approach and combining technologies.

Recruitment
The changed portfolio and the company's international growth are triggering a clear trend towards recruiting managers on the external labor market. DSM is moreover becoming increasingly conscious of the need to inject more diversity into its management community at all levels. This is another reason for recruiting managers externally, international experience being an important selection criterion. The majority of the new executives recruited in 2005 are non-Dutch. In 2005 new recruitment programs were launched that are geared to specific disciplines, in particular R&D and finance. Also, recruitment-focused business courses took place in China.

Working climate analysis
The working climate analysis conducted in 2004 yielded valuable conclusions, for example about employees' perception of their work and the importance of innovation for DSM's further growth. Innovation is of crucial importance to DSM, and the company will be devoting substantial resources to this goal in the coming period. We are well aware that people need a working environment in which their innovative ideas can thrive and in which management allows scope for this. We will therefore promote creativity and collaboration in all echelons of our organization and across the boundaries of professional disciplines. The next working climate analysis is scheduled for 2008.

DSM as a learning organization
Employee development obviously continues to be important. Besides the individual development of employees, on which an average of 18 hours per employee were spent in 2005, DSM is increasingly devoting attention to structured programs to continue developing the leadership and professional competencies that are important to us. For most of these fields, the DSM Business Academy offers special programs. The Talent Development Centers which were set up in 2004 have functioned well and are an effective complement to our management development systems.

Diversity
The development of a culture based on diversity is fundamental to DSM's HR policy. Targets have been set for each business group in relation to the recruitment, appointment and promotion of women to senior management positions. At the end of 2005 the percentage of female executives stood at 4% (2004: 3%); the percentage of female senior managers was 13% (2004: 11%). In the context of the new corporate strategy *Vision 2010 – Building on Strengths*, DSM will make a strong effort in the coming period to further increase the diversity and the international character of our workforce.

Operational Excellence
DSM's HR organization is working hard to achieve operational excellence. An important precondition for operational excellence in HR is the development and implementation of standard work processes supported by SAP HR. At the end of 2005, a global HR model was developed. This model has been 'localized' at three sites in Switzerland, the USA and the Netherlands and will come into operation in early 2006. The model provides a standardized format for obtaining information about HR developments at a particular site, including absenteeism, training facilities etc, in order to enable the HR organization to respond to these developments, or anticipate them, in a more effective way. Furthermore, Shared Service Centers are being set up to support SAP HR and, from 2006 onwards, to offer HR services at a regional level.

People Matter(s)
The major changes that DSM has implemented in the Human Resources field over the past few years are based on the strategy outlined in the internal strategy plan People Matter(s). DSM is on the whole satisfied with the progress made, and has realized most of the ambitions outlined in the plan. The follow-up activities in the HR field to be undertaken in the coming period will be outlined in a new strategy plan. This new plan will be published in the third quarter of 2006, and will among other things focus on leadership styles, ways to increase diversity, the stimulation of truly market-driven work processes and an innovative specialty culture within the organization, as well as on several other themes intended to contribute to the success of DSM's new corporate strategy.

DSM workforce at year-end in:

	2005	2004
Europe	**14,206**	15,679
- the Netherlands	**7,258**	7,553
- rest of Europe	**6,948**	8,126
Asia	**3,666**	3,488
- China	**2,581**	2,439
- rest of Asia	**1,085**	1,049
North and South America	**3,667**	4,569
rest of the world	**281**	468
total DSM	**21,820**	24,204

DSM workforce at year-end in:

	2005	2004
Life Science Products	**6,239**	6,836
DSM Nutritional Products	**6,119**	6,607
Performance Materials	**4,441**	3,735
Industrial Chemicals	**2,234**	2,566
Other activities	**2,787**	2,953
total, continuing operations	**21,820**	22,697
Discontinued operations	-	1,507
total DSM	**21,820**	24,204

Research and Development

Innovation is a key element of DSM's new strategy. An important element in the realization of DSM's innovation ambitions is effective R&D. R&D programs for the coming years will be geared to making a strong contribution to innovation and to supporting process and product improvements for existing businesses.

Apart from business-focused R&D programs, accounting for 90% of total annual R&D expenditure, DSM has a Corporate Research Program in place directed at building and strengthening the technological competences needed to support our strategy. In 2005 we continued to strengthen our technological competences and to enhance our knowledge base, both through in-house work and through collaboration with the external knowledge infrastructure.

Expenditure

Expenditure on R&D in 2005 amounted to € 290 million (3.5% of net sales), a 1% rise compared to the € 286 million (3.7% of net sales) in 2004. R&D expenditure in life science products amounted to 6.3% (2004: to 6.6%). DSM Nutritional Products spent € 80 million, 4.2% of net sales, compared to € 75 million (3.9% of net sales) during the previous year. The figures for Performance Materials are 3.8% (2004: 3.9%) and for Industrial Chemicals 0.8% (2004: 1.0%). At 31 December 2005, a total of 1,970 staff were employed on R&D activities, representing some 9% of the total workforce.

R&D presence in China

In 2005 the global spread of our R&D activities was extended to China, where we took the first steps to establish a multi-business R&D presence. In September we opened the DSM R&D Center China in Shanghai, which combines R&D facilities for some of our Life Science and Performance Materials activities. In November, also in Shanghai, we opened a joint laboratory with Fudan University for research on new technologies for, among other things, food and feed ingredients.

R&D at Life Science Products

The Corporate Research activities of the Life Science Products cluster continued to build on and develop three technology platforms: Advanced Synthetic Methods, Biotechnology and Food & Feed Applications. In 2005, DSM Nutritional Products joined the Corporate Research Program. The Advanced Synthetic Methods activities focused on improved bond-forming reactions with emphasis on catalysis as well as on process intensification. In Biotechnology, the Systems Biology activities focused on further developing a functional genomics platform to best address the scientific questions in our business projects. In Food and Feed Applications, the program will accelerate our development capabilities and contribute to future innovations in both the Human and Animal Nutrition and Health sectors. Our strong formulation technology plays a key role in tailoring these applications.

R&D also made progress in the application of so-called micro-reactors. These are small continuous reactors with a high capacity based on the principle of process intensification. These reactors, which combine cost-effective synthesis with high selectivity, also support our sustainability efforts.

DSM has now completed sequencing the *Penicillium* genome; this will lead to more rational approaches to the development of improved strains for the production of existing and new products. DSM further harvested the fruits of the sequencing of the *Aspergillus* genome, resulting in new powerful tools for the optimization of its production strains for enzymes in the production process for 7-ADCA. The genomic knowledge also allows R&D to far more quickly and effectively select new enzymes to be used in the production of, among other things, new nutritional ingredients.



Use of the above-mentioned tools led to several new developments. One of these is a new enzyme, Brewers Clarex®, which was recently introduced in the brewers market and which prevents chill-haze in beer. Most brewers use a chemical adsorbent to remove protein or polyphenols which cause haze after bottling of the beer. The application of the Brewers Clarex® enzyme is a viable alternative to prevent this haze formation.

Another example is the production of so-called *clear milk*. Again, the use of specific enzymes enables the production of transparent, colorless milk products, which still have all the nutritional properties of milk, have a neutral taste (i.e. no taste) and allow for the production of healthy soft drinks.

Not all developments are carried out exclusively in-house. Fabuless®, a natural product for weight management, was developed by the Swedish company Lipid Technology Provider (LTP), in which DSM Venturing has a stake, whereas the application development was carried out by DSM. Fabuless® is produced exclusively for DSM's dairy applications. The active ingredient is based on specific lipids and suppresses the feeling of hunger via a natural mechanism when it is digested.



R&D at DSM Nutritional Products
R&D activities at DSM Nutritional Products in 2005 focused on the one hand on maintaining and improving the profitability of the more established part of the business by improved processes and, on the other hand, on future growth in new business by developing new products and solutions.

For the established vitamins and carotenoids, the objective is to achieve drastically lower production costs by introducing new process technology, thus securing cost leadership. R&D efforts at Nutritional Products are building on two strengths of DSM's R&D: modern, atom-efficient synthesis applying catalysis and white, or industrial, biotechnology. With respect to atom-efficient synthesis, several activities scouting new routes and technologies for improving our key production process are ongoing. R&D capabilities in white biotechnology – one of DSM's selected *Emerging Business Areas* – have led to the development of new production strains.

Regarding the future growth of new business, the activities in Human Health & Nutrition, Animal Health & Nutrition and Personal Care are aimed at innovative products and product forms. In Human Health & Nutrition, the focus is on developing nutritional ingredients that can help reduce the risk of chronic disease as well as improving wellness. For example, recent human studies have confirmed that our new product Teavigo® increases fat oxidation. Also in recent human studies, the new product Bonistein®, a pure synthetic genistein, has been demonstrated to help reduce bone loss. Science has shown that Bonistein® can improve the benefits of calcium supplements, especially in combination with ROPUFA and the vitamins D and K. Collaborations between DSM Nutritional Products and DSM Food Specialties have resulted in synergies and joint project activities. By further aligning competences in human nutrition, DSM will boost innovation and focus on combining new products with established products for the development of nutritional solutions.

In Animal Health & Nutrition, DSM Nutritional Products develops eubiotic (pre- and pro-biotic) solutions for future market needs, among other things. Maintaining health and performance in livestock without the use of antibiotic growth promoters has



become a core challenge for animal farmers worldwide. In addition, efficacy under practical farm conditions should not be compromised by new, alternative concepts. The Eubiotics R&D program addresses these needs. Combining expertise in Animal Health & Nutrition with the most advanced in-house technologies for rapid screening of natural compound libraries has led to the establishment of a unique platform to identify new products. Several development projects target specific solutions for all relevant species. Improvement of feed conversion remains a key activity. In the successful alliance with Novozymes, joint teams are working on new feed enzymes that target current unmet needs. Additionally in a new focus area, pet health and nutrition, DSM Nutritional Products is building on its innovative research in Human Health and Personal Care, and is developing attractive new concepts for the pet food industry.

In Personal Care, DSM's focus remains on providing lead ingredients for sun and skin care. Although there are several pigment-based UV filters available, none of them combine performance with excellent application properties. DSM has closed this gap with a new double-coated titanium oxide grade, called Parsol®TX. Parsol®TX is extremely stable in applications with and without UV light and hardly visible on the skin, but nevertheless provides superior protection. Furthermore, in skin care, active ingredients which beautify the skin are in development. For example, Allantoin, a naturally occurring compound which harmonizes skin functions like regeneration, moisture retention and cell renewal, has been added to the program.

R&D at Performance Materials
Corporate Research in the Performance Materials field during 2005 mainly focused on further reinforcement of the key competences that are needed to play a leading role in this field. Competences in chemistry and technology for the synthesis of polymers and resins as well as those in material sciences were expanded, taking into account new developments in science and technology. Special attention was given to the convergence of nanotechnology and biotechnology and its possible consequences for the development of 'smart materials'.

Several new developments were made in coatings. In 2005 DSM focused on the development of functional coatings, such as anti-reflective coatings and hydrophobic (easy-to-clean) coatings. Work on anti-reflective coatings led to the development of OptoClear® and PictoClear™, anti-reflective coating systems based on a nano-structured surface.

The acquisition of NeoResins expanded DSM's knowledge base in eco-friendly resins to include water-based systems and reinforced our technology position in UV-curable resins. This gives us a strong basis for developing new innovative products.

For the automotive industry new resins were developed that reduce the emission of volatiles by 40%. Also, unsaturated polyester resins with a lower styrene content were developed, for an improved working environment in the polyester-producing industry.

Increased insight into, and understanding of, various material properties and of the behaviors of plastic materials during processing supports the development of new applications of our superior nylon 4.6, Stanyl®, our thermoplastic elastomers Arnitel® and Sarlink® and our Dyneema® fiber. New applications and materials were developed based on Sarlink® thermoplastic vulcanizate grades. Various new packaging materials were developed, which form a solid basis for the Emerging Business Area of *Specialty Packaging*. For the petroleum additives market a new product line was developed with excellent soot dispersion properties.

Apart from its application in functional coatings, nanotechnology is increasingly being applied in other areas as well. For example, DSM is using nanotechnology to develop fluids with special optical properties to be deployed in lithographic equipment for the manufacture of advanced computer chips.

DSM Hybrane has developed an advanced paper coating additive, called C*TopBrane™, for a major European manufacturer of starches and starch derivatives. The additive makes it easier to replace expensive synthetic binders by natural materials, thus generating substantial savings for paper makers.



Biomedical materials is one of the four Emerging Business Areas that DSM has identified in its *Vision 2010* strategy. In the biomedical field, an intensive collaboration with the University of Maastricht and with the Academic Hospital of Maastricht (Netherlands) was started. In 2005, DSM Medical Coatings was launched. This unit develops and markets innovative coatings for medical devices such as catheters for cardiovascular and urological uses.

R&D at Industrial Chemicals
The focus of Industrial Chemicals R&D is to actively maintain the existing businesses through process improvement and the development of new processes for existing products, and to increase efficiency and sustainability through waste reduction. As part of the Corporate Research Program, Industrial Chemicals R&D and Life Science Products R&D worked together on enzymes. New enzymes were discovered and patented for an important step in the fermentative production of caprolactam. At the same time, projects were carried out to improve chemistry and technology operations in the caprolactam plants. Industrial Chemicals R&D continued to work on the development of new melamine-based coatings in collaboration with Performance Materials R&D. Moreover, building on the success of the newly developed melamine-based glue systems for OSB (Oriented Strand Board), DSM continues to work on application development for systems based on straw and sugar cane.

Intellectual Property

Our *Vision 2010* strategy further increases the role of intellectual property. Some 375 new patent applications were filed in 2005. Basic IP positions were obtained in new performance materials and ingredients for human and animal nutrition. The patents connected to the NeoResins business, in total over 300 patents and patent applications in the field of coating technology, were transferred and integrated into our overall patent portfolio. The strategic shift in DSM's portfolio also drives an increasing interest in trademarks and branding. Trademarks such as Dyneema®, Teavigo® and PeptoPro® are becoming well-known names.

DSM is now actively managing about 500 trademarks. DSM continues to strengthen its IP position in China. Most of the patents are also filed in China.

ICT and e-Business

Technical infrastructure
In 2005 a company-wide program was initiated for the regular upgrade of DSM's ICT infrastructure – built in 2000/2001 –, including the global network, e-mail infrastructure, office automation and managed services. The program aims to implement off-the-shelf, proven technologies and reduce the total cost of ownership. The year 2005 was mainly used for preparation activities and the migration of the global network. The actual replacement of work stations and servers will follow in 2006.

ICT security is an issue that requires continuous attention. Efforts to protect DSM's infrastructure and systems from intrusion by computer viruses and hackers were increased in 2005.

The process of separating the ICT infrastructure and the business application systems that DSM Nutritional Products shared with its former parent company Roche was completed in the course of 2005. In addition, a number of improvement projects were executed as part of DSM's *VITAL* integration program. For example, marketing & sales tools were introduced to support DSM Nutritional Products' sales force. Integration between the Outlook XP calendar and DSM's online conferencing system WebEx was improved.

Business process standardization
In 2005, the business process standardization program (Apollo), which aims at improving efficiency and thus further increasing customer satisfaction, continued its roll-out of standardized best-practice processes throughout a number of DSM units, including DSM Food Specialties, DSM Agro, DSM Coating Resins, DSM Composite Resins and DEX Plastomers. Furthermore, preparations were started for the implementation of these standardization processes in DSM Anti-Infectives and DSM Nutritional Products. The units that had already implemented this standardization program made significant progress in improving their order-to-cash, purchasing and financial operations and further streamlined their organizations. The implementation of these processes enables business units to adopt a uniform way of working worldwide. The aim is to increase the internal organization's efficiency through integrated planning and automated order and financial/administrative processes. Apollo enables business unit management to react faster to market developments and it supports DSM's compliance efforts.

Organization
By the end of 2005, the ICT department of DSM Nutritional Products had been fully integrated in the Corporate ICT department, while all business systems management groups were transferred from the other business groups to Corporate ICT. This reorganization has resulted in a main office in the Netherlands with affiliates in Switzerland, the USA, Brazil, Singapore and China. The new organization is capable of offering around-the-clock ICT services to the business.

e-Business
In the past few years DSM has invested in an advanced e-business architecture and infrastructure that enables the company to conduct business with key customers and suppliers in a smooth and "hands-free" manner. DSM is already reaping the benefits of this infrastructure in terms of direct system connectivity, a 24-hour web shop for customers, elogistics, electronic conferencing, electronic invoicing, e-buy and electronic payment.

In 2005, more than 30% of overall group sales on average were generated via various e-channels. Today, DSM is directly connected to more than 300 business partners. In addition, over 5,000 customers place their orders via the DSM web shop, to a total of more than 35,000 orders per year. In 2005, the possibilities in the field of elogistics in particular were further expanded. Over 45,000 messages were shared with logistic providers, allowing smoother and faster handling. DSM is looking into the possibility of using elogistics for road and rail transport in the USA. The company is already using elogistics applications in sea transport between Europe and Asia and is investigating the possibility of using these applications in the rest of the world. DSM also conducts thousands of web-enabled meetings per year via the internet, which reduces travel costs considerably. Via the e-channels DSM also had more than 200,000 downloads of key product- and order-related data in 2005, reducing handling costs.

In the years to come, DSM will further refine its existing e-business applications. In addition, the company will investigate the latest techniques and developments in the field of RFID (Radio Frequency Identification) and CRM (Customer Relations Management), and will use these if they provide added value.

Purchasing

In 2005 DSM further detailed and implemented the new purchasing organization with the aim of ensuring that it will make a sustainable contribution to the company's bottom line.

A global purchasing strategy was developed as an integral part of the group's business strategy. We completed the staffing of the new organization and made a start on the development of standard processes and systems to support the new organization. The new organizational model is based on a centrally led DSM sourcing organization (with a regional presence in Europe, USA and Asia) to fully leverage DSM Purchasing's spend, resources, capability requirements and best practices. It is aligned with the business groups' sourcing organizations responsible for their specific spend. Spend Area Directors have developed spend plans that will be consolidated into a global DSM purchasing plan covering our total spend. This structure is fully aligned with DSM's *Vision 2010* strategy in order to leverage synergies within the company. Job-specific purchasing learning curricula were developed to further professionalize the DSM purchasing community. In addition, a performance management model was developed for the new purchasing organization. We successfully completed the purchasing program launched in early 2004 to achieve substantial annual savings. Contracts were negotiated based on sourcing strategies developed using the Strategic Sourcing Methodology. A major part of these savings were realized in 2005 and will – as planned – be fully realized in 2006. As of 2006, there will be one aligned purchasing organization in place for the whole of DSM.

Macro-economic review

Macro-economic developments in 2005
Macro-economic growth in developed countries slowed down somewhat after the favorable developments in 2004, but emerging countries, especially in Asia, continued to grow at very healthy levels. The Asian emerging countries developed to become the most important drivers of global economic growth and positively affected global trade volumes. Also, leading Japanese economic indicators point to the highest growth levels for many years, resulting in increasing exports and increasing domestic demand as well.

Since the fast-growing sectors of the emerging economies make relatively intensive use of commodities, including oil, their economic growth has contributed to upward price pressure. This development has had an impact on several of DSM's markets, mainly in the Industrial Chemicals and Performance Materials clusters.

In Europe, the economy showed only initial signs of recovery in 2005. The value decrease of the euro, from levels of above $ 1.30 towards the end of 2004 and during the first months of 2005 to around $ 1.20 in the second half of 2005, improved European company prospects for exports. The long-anticipated growth of domestic demand took off gradually, and strengthened significantly in the last quarter of 2005.

Many of DSM's businesses benefited from the generally positive economic environment. Global manufacturing output grew by 4% and global chemical output grew by 3% in 2005. Demand growth in engineering plastics, elastomers and other performance materials was above trend on the back of healthy global developments in end-markets such as building & construction, electronics and electrical applications and, to a lesser extent, automotive.

China's importance has increased. China is home to many fast-growing industrial markets as well as many emerging competitors. The country's share of overall global chemical output growth in 2005 was approximately 40%.



Macro-economic outlook for 2006
The consensus is that global GDP growth will amount to 3.3% (2005: 3.2%), with continued strong Asian growth, propelled by robust exports and strong domestic demand in China and India. The Euro-zone economy is forecast to grow by approximately 2% in 2006. Global industrial production is set to grow at around 4%, although there are marked geographical differences in growth rates and per sector. Growth in Western Europe is projected at 2.4%, the USA at 3.1%, the Middle East at 4.9%, Eastern Europe at 5.6% and Asia Pacific at 6.5%, with industrial production growth in China being projected at 12.1%.

If these circumstances materialize without major geopolitical disturbances and currency volatilities, the demand/supply balance for the chemical industry is expected to remain good in 2006.

Statement of income

x € million	2005	2004
net sales	8,195	7,832
other operating income	223	197
total operating income	8,418	8,029
total operating costs	-7,610	-7,467
operating profit excluding exceptional items	808	562
net finance costs	-70	-56
income tax expense	-180	-103
share of the profit of associates	-2	9
profit attributable to minority interests	7	11
net profit excluding exceptional items	563	423
net result from exceptional items	-36	-130
net profit*	527	293

* attributable to equity holders of Royal DSM N.V.

Net sales
At € 8,195 million, net sales in 2005 were almost 5% higher than in the previous year. DSM NeoResins accounted for an increase of 3% in net sales, and divestments accounted for a 3% decrease. Selling prices were on average 5% higher than in 2004. Autonomous volumes remained unchanged. Exchange rates had no effect on sales.

Operating costs
Operating costs rose compared with 2004, closing the year at € 7.6 billion. The main component of these costs, the cost of raw materials and consumables for goods sold, corrected for acquisitions and divestments, rose by approximately € 300 million. Total fixed costs remained stable.

Operating profit
The operating profit excluding exceptional items rose by € 246 million (44%), from € 562 million in 2004 to € 808 million in 2005, mainly as a result of higher margins, lower fixed costs and an improved product mix. The EBITDA margin, i.e. operating profit before depreciation and amortization as a percentage of net sales, rose from 13.6% in 2004 to 16.0% in 2005.

With selling prices showing a stronger increase than raw materials prices, the average margin, i.e. the selling price per unit of product less variable costs, was clearly up from the 2004 level.

Net profit
Net profit rose from € 293 million in 2004 to € 527 million in 2005. Expressed as earnings per ordinary share, the net profit rose from € 1.41 in 2004 to € 2.68 in 2005.

Net finance costs stood at € 70 million in 2005, compared with € 56 million in 2004. The increase was due primarily to the acquisition of DSM NeoResins and hedging costs for the US dollar.

At 24%, the effective tax rate in 2005 was higher than in 2004 (20%). The 4% increase was due to higher profits and a consequent decrease in the relative proportion of income elements taxed at a low rate.

The profit of associates decreased from € 9 million in 2004 to € 2 million negative in 2005 because of adverse developments at Methanor.

The net profit excluding exceptional items increased by € 140 million to € 563 million, which was largely due to the higher level of operating profit.

In 2005 provisions were made and impairments were recognized for the mothballing of the Montreal site (Canada) and the closure of the South Haven site (USA). Also, a provision was created for the restructuring of the Linz site in Austria. Book profits were recorded on the sale of DSM Bakery Ingredients and the sale of land. Furthermore, DSM recorded a book loss on the sale of the SBR business and an impairment of the company's share in the assets of Methanor. On balance several tax items had a positive effect.

Minority interests accounted for € 7 million (2004: €11 million); the figure in question related to activities in North America and China.

Statement of cash flows

x € million		2005		2004
Cash and cash equivalents at 1 January		1,261		1,209
Operating activities:				
- net profit plus amortization and depreciation	**1,094**		906	
- change in working capital	**-201**		209	
- other changes	**-200**		-217	
Cash flow from operational activities		**693**		898
Investing activities:				
- capital expenditure	**-393**		-349	
- acquisitions	**-564**		-	
- sale of participations	**192**		-	
- divestments	**30**		28	
- other changes	**-110**		-2	
Net cash used in investing activities		**-845**		-323
Dividend		**-183**		-194
Net cash used in financing activities		**-37**		-339
Changes due to IAS 32/39		**-**		17
Effects of changes in accounting principles and exchange differences		**13**		-7
Cash and cash equivalents at 31 December		**902**		1,261

Balance sheet profile

as %	2005	2004
intangible assets	**10**	5
property, plant and equipment	**37**	40
other non-current assets	**12**	9
cash and cash equivalents	**9**	13
other current assets	**32**	33
total assets	**100**	100
equity	**55**	53*
provisions	**10**	9
non-current liabilities	**14**	15
current liabilities	**21**	23
total liabilities	**100**	100

* Excluding the impact of the temporary reclassification of cumulative preference shares A at year-end 2004.

Capital expenditure and financing

Capital expenditure on intangible assets and property, plant and equipment amounted to € 401 million in 2005, which was below the figure for amortization and depreciation (for cluster details see page 35). This was primarily due to the fact that the selection criteria applied to new investments had been revised. In 2004 and 2005 the level of capital expenditure was relatively low. The level of capital expenditure, including small and new business development type acquisitions, is expected to be above the level of amortization and depreciation in 2006. At € 693 million, net cash provided by operating activities was about 53% of EBITDA.

The balance sheet total (total assets) increased in 2005 and amounted to € 10.0 billion at year-end (2004: € 9.6 billion). Equity increased by € 451 million compared with the position at the end of 2004; this was due mainly to the net profit and exchange differences relating to non-euro-denominated holdings. Equity as a percentage of total assets increased from 53% at the end of 2004 to 55% at the end of 2005. The current ratio (current assets divided by current liabilities) decreased from 1.79 in 2004 to 1.75 in 2005.

Capital expenditure on intangible assets and property, plant and equipment was 20% below the level of amortization and depreciation. The total of intangible assets and property, plant and equipment was € 489 million (11%) higher than in 2004. The working capital was € 155 million higher than in 2004, due in particular to currency exchange rates, effects of acquisitions, higher raw material prices and a higher activity level. Cash decreased strongly and amounted to € 902 million.

Net debt stood at 13% of equity plus net debt at the end of 2005.


Equity
as a % of balance sheet total
2001
50.1%
2002
57.6%
2003
52.8%
2004
52.9%
2005*
55.3%
0
10
20
30
40
50
60
* Excluding the impact of the temporary reclassification of cumulative preference shares A.

Dividend
DSM aims to provide a stable and, preferably, rising dividend. The dividend is based on a percentage of cash flow. Barring unforeseen circumstances, this percentage lies within a range of 16 to 20% of the net profit excluding exceptional items minus the dividend payable to holders of cumulative preference shares plus depreciation and amortization.

The proposed dividend on ordinary shares for the year 2005 amounts to € 1.00 per share, about 15% higher than the previous year. This corresponds to 18% of the cash flow (net profit excluding exceptional items (€ 563 million) plus depreciation and amortization (€ 503 million) minus the dividend payable to holders of cumulative preference shares (€ 16 million)). An interim dividend of € 0.29 per ordinary share having been paid in August 2005, the final dividend will amount to € 0.71 per ordinary share.

The dividend will be paid out in cash and will be made payable on 14 April 2006.

DSM outlook for 2006
The general economic outlook for the year 2006 is positive. Consumer confidence is expected to improve in Japan and Europe and remain positive in other regions. In addition, industrial production is also predicted to remain strong in many sectors and regions, including continued strong growth in emerging economies. For the chemical industry, a well-balanced supply and demand situation is anticipated in most markets.

However, growth in the automotive sector – especially in the USA – will probably lag behind.

Against this generally positive outlook, key risks may emerge from major currency fluctuations, more specifically the value of the US dollar against the euro, geopolitical tensions and high and volatile raw material prices.

For 2006, DSM expects continued performance strength in its Nutrition and Performance Materials businesses. For the Pharma businesses a further improvement in performance is envisaged. Industrial Chemicals is expected to see a continuation of the relatively stable business environment. Barring unforeseen circumstances, DSM expects an operating profit from continuing operations[3] for the first quarter of 2006 at or above the level of the first quarter of 2005 (€ 182 million). For the year 2006 as a whole the trading environment is expected to remain positive for DSM.

[3] The 2005 operating profit from continuing operations reported here is exclusive of DSM Bakery Ingredients, DSM Minera and SBR, to enable a meaningful comparison with 2006. The report for the first quarter of 2006 will also include a breakdown of results according to the new clustering of activities.

capital expenditure and acquisitions

x € million	**2005**	2004
Life Science Products	**97**	124
DSM Nutritional Products	**97**	55
Performance Materials	**667**	64
Industrial Chemicals	**85**	75
Other activities	**26**	26
total, continuing operations	**972**	344
Discontinued operations	**2**	4
total DSM	**974**	348

capital employed at 31 December

x € million	**2005**	2004
Life Science Products	**1,753**	1,704
DSM Nutritional Products	**1,830**	1,694
Performance Materials	**1,737**	988
Industrial Chemicals	**728**	673
Other activities	**173**	331
total, continuing operations	**6,221**	5,390
Discontinued operations	-	168
total DSM	**6,221**	5,558

Capital employed by core activity at 31 December 2005
x € billion


Life Science Products
DSM Nutritional Products
Performance Materials
Industrial Chemicals
Other activities
0
0.5
1.0
1.5
2.0

EBITDA/net sales

as %	**2005**	2004
Life Science Products	**18.0**	15.2
DSM Nutritional Products	**19.6**	17.4
Performance Materials	**16.8**	12.4
Industrial Chemicals	**14.6**	13.2

Operating profit by core activity at 31 December 2005
x € million


Life Science Products*
DSM Nutritional Products
Performance Materials
Industrial Chemicals
Other activities
-50
0
100
200
300

* Excl. discontinued activities

R&D expenditure

	x € million		as a percentage*	
	2005	2004	**2005**	2004
Life Science Products	**93**	98	**6.3**	6.6
DSM Nutritional Products	**80**	75	**4.2**	3.9
Performance Materials	**94**	78	**3.8**	3.9
Industrial Chemicals	**14**	16	**0.8**	1.0
Other activities	**8**	11	**1.6**	2.3
total, continuing operations	**289**	278	**3.6**	3.7
Discontinued operations	**1**	8		
total DSM	**290**	286		

* Of net sales

R&D expenditure 2001-2005
x € million / incl. discontinued activities


2001
2002
2003
2004
2005
0
50
100
150
200
250
300

The Life Science Products cluster comprises business groups that supply to the pharmaceutical, food and agro-chemical industries. The cluster's share in DSM's overall net sales is 18%.

x € million	2005	2004
net sales*:		
- DSM Fine Chemicals	**303**	374
- DSM Pharmaceutical Products	**482**	463
- DSM Anti-Infectives	**330**	386
- DSM Food Specialties	**416**	359
total	**1,531**	1,582
operating profit	**126**	79
operating profit plus amortization and depreciation	**266**	226
capital expenditure	**97**	124
capital employed at 31 December	**1,753**	1,704
operating profit as % of average capital employed	**7.3**	4.2
research and development	**93**	98
workforce at 31 December	**6,239**	6,836

* Before elimination of intra-group supplies to other clusters.

The Life Science Products cluster comprises the following business groups: DSM Fine Chemicals, DSM Pharmaceutical Products, DSM Anti-Infectives, DSM Food Specialties and DSM Bakery Ingredients. DSM Bakery Ingredients was divested in June 2005 and its bakery enzymes activities were transferred to DSM Food Specialties. Our main customers in life science products are the pharmaceutical, food and agrochemical industries. The main drivers of growth are a growing world population, increasing purchasing power, the aging of the population, the increasing importance attached to a healthy lifestyle and the growing emphasis placed on personal care.

The activities in this cluster are to a large extent based on DSM's in-depth knowledge of biotechnology (including fermentation, genomics and biocatalysis) and organic chemistry. DSM is one of the world's leading independent suppliers to the pharmaceutical industry, and we also hold leading positions in the markets for ingredients for human and animal nutrition. The business groups in this cluster work closely together with each other and with DSM Nutritional Products in the field of R&D, for example in biotechnology, and in some cases they share distribution channels as well as production facilities.



Supplies of Life Science Products
x € million / incl. discontinued activities


2001
2002
2003
2004
2005
0
500
1000
1500
2000
2500

Operating profit of Life Science Products
x € million / incl. discontinued activities


2004
2005
0
50
100
150
200



DSM Fine Chemicals

Working on improved profitability
DSM Fine Chemicals produces chemical intermediates mainly for the agrochemical and food industries. DSM Fine Chemicals comprised four business units. *DSM Fine Chemicals Intermediates* develops, produces and sells maleic anhydride, glyoxylic acid and fumaric acid and fine chemicals based on these raw materials, applying a broad technology toolbox. The business unit has production facilities in Linz (Austria). *DSM Special Products* develops, produces and sells benzoic acid, sodium benzoate, benzaldehyde, benzyl alcohol and products derived from these for a range of end-use markets in the life science industry. DSM Special Products is the market leader in these products. The business unit has production facilities in Rotterdam, the Netherlands. *DSM Minera* operates an iodine mine in Chile and sells iodine and iodine derivatives to the life science and performance chemicals industries.

Holland Sweetener Company is a joint venture with Tosoh (Japan). It produces and sells aspartame, an intense, low-calorie sweetener. It has a production plant in Geleen (the Netherlands).

Strategy
As a consequence of the organizational re-adjustments in the context of DSM's *Vision 2010* strategy program, the activities of DSM Fine Chemicals will be repositioned in 2006. Until then, the business group's strategy is to maintain its position as a supplier of high-quality specialty chemicals and to aim for improved profitability. The main pillars of the business group's strategy are continuous process improvements, lowest cost production processes and targeted growth in attractive market segments with existing and new intermediates.

Business review
The trend in DSM Fine Chemicals markets in 2005 was in line with the overall trend in 2005. Business was affected mainly by the sharp rises in the prices of various key raw materials, such as toluene and n-butane. These cost increases were in general successfully passed on to customers. The results of the DSM Minera business further improved as a consequence of continuous strong demand for iodine and its derivatives. The restructuring measures we took in relation to our aspartame business showed positive effects. DSM Fine Chemicals profits for 2005 improved compared to the 2004 figures.

Projects
The exclusive synthesis activities were integrated within the activities of DSM Pharmaceutical Products to capture synergies. Restructuring studies for the activities in Linz were started in the second half of 2005 and were already showing results. The full effects will materialize in 2006 and 2007.

The concentration of DSM Special Products' production activities in Rotterdam was completed in 2005 with the integration of benzyl alcohol and benzaldehyde production on this location.

DSM Minera was sold in January 2006 to Sociedad Química y Minera de Chile.



DSM Pharmaceutical Products

Improved revenues and profit
DSM Pharmaceutical Products is a leading provider of high-quality global custom manufacturing services to the pharmaceutical industry. Customers – served from five manufacturing sites in North America and Europe – include seventeen of the top twenty pharmaceutical companies, mid-sized and smaller (even virtual) pharma companies as well as a large number of agro-chemical companies across the globe.

The group comprises four business areas. *DSM Pharma Chemicals* is a provider of custom chemical manufacturing services for complex intermediates and active ingredients for pharmaceuticals. *DSM Biologics* provides process development, scale-up and cGMP manufacturing services for clinical and commercial biopharmaceutical products. DSM Biologics' focus, under an exclusive license with Dutch biotech firm Crucell, is to establish the PER.C6® human cell line as a production platform for biopharmaceutical proteins and monoclonal antibodies. *DSM Pharmaceuticals, Inc.* is a leading provider of finished dose manufacturing services to the pharmaceutical and biotech industries. Operating from a state-of-the-art facility in Greenville, North Carolina (US), the company manufactures sterile injectables (liquid & freeze-dried), solid dose (tablets, capsules), semi-solid (creams, ointments) and liquid products. *DSM Exclusive Synthesis* was transferred from DSM Fine Chemicals to DSM Pharmaceutical Products during the year under review. Exclusive Synthesis develops, produces and sells products made by synthesis on an exclusive basis, primarily for use in agrochemical industries.

Strategy
DSM Pharmaceutical Products' strategy is to focus on exclusive high-end solutions to the complex development and manufacturing needs of the pharmaceutical industry. Aiming at being closer to its main customers, the business group headquarters was relocated from The Netherlands to Parsippany, New Jersey in the USA during the first quarter of 2005. New Jersey is an important region in the worldwide pharma industry.

Business Review
Sales in 2005 exceeded the 2004 level due to increased revenues of DSM Pharmaceuticals, Inc. and the addition of the Exclusive Synthesis business with effect from 1 July 2005. A continued focus on cost and the addition of new strategic customers is ongoing in an effort to further improve performance. DSM Pharmaceuticals, Inc. showed a strong increase in revenue and profit versus 2004 due to increases in both solid-dose and sterile manufacturing services. Demand for existing solid-dose products increased as a number of customer products launched in 2004 began to take hold in the marketplace. Sterile manufacturing growth was the result of continued demand for existing biologic products and the addition of significant new projects, including commitments for newly added freeze-drying capacity. Seventeen new products were launched from the Greenville facility during 2005, including major launches into Europe and Japan. New business inquiries exceeded the already high level attained in 2004.

The sterile manufacturing service offerings will be further expanded with the construction of two additional sterile manufacturing suites – one for the manufacture of clinical trial materials (CTM) and another for the manufacture of cytotoxic products. The CTM suite will be operational in late 2006; the cytotoxic area will be ready in 2007. These additions, combined with the completion of additional freeze-drying capacity, will result in further revenue growth capitalizing on the expected demand for sterile manufacturing services resulting from the large number of biologic products in the development pipeline.

DSM Biologics' activities during 2005 were centered on delivering Phase II/III clinical trial materials and commercial supply for customers out of the Groningen (Netherlands) facility and furthering the development of the PER.C6® human cell line. In July 2005, DSM acquired the 40% share interest in DSM Biologics Holding from its joint venture partner Société générale de financement du Québec (SGF). DSM now holds 100% of DSM Biologics. At the end of 2005 the strategic repositioning of DSM Biologics resulted in the decision to mothball the DSM Biologics facilities in Montreal at the beginning of 2006.

Furthermore, stronger emphasis was placed on the accelerated development of PER.C6®, through increased development efforts in a joint effort with Crucell. DSM Biologics and Crucell will intensify their efforts in the development of the promising PER.C6® platform and create an integrated solution for the production of biopharmaceutical proteins and monoclonal antibodies on PER.C6® in order to increase licensing and royalty income and accelerate the development and roll-out of the PER.C6® technology platform in the market. The partnership's Research and Development to create this new platform will be based around a new joint R&D center, located in the Netherlands and the US East Coast. DSM Biologics in Groningen (Netherlands) will focus on providing full support to licensees of the PER.C6® technology, besides its services as a contract manufacturer for the biopharmaceutical market.

Despite a continued tough business environment, DSM Pharma Chemicals performed significantly better, due to faster realization of cost reductions and an ongoing upgrade of its product portfolio. The necessary further reduction of the asset base took shape in the announced closure of the South Haven (Michigan, USA) site, which will take effect in the second quarter of 2007. DSM will increase the focus of its pharmaceutical chemical operations on higher added-value products (such as active pharmaceutical ingredients and advanced and registered intermediates), capitalizing on its toolbox in chemical and biochemical processing and its track record in regulatory compliance.

Projects
DSM Pharma Chemicals had a good year with respect to project intake. The business unit's product portfolio now contains several high-profile compounds that are close to launch or were launched in 2005. RESCOM, the unit within DSM Pharma Chemicals focusing on early clinical phases, had a record year, and the business group will continue to expand the facility. DSM Exclusive Synthesis had a difficult year, but made good progress in the development of a major restructuring plan for the Linz site. The implementation of this plan will bring exclusive synthesis back on track.

In the course of 2005 the Manufacturing Excellence project Heureka in Linz, Austria entered its implementation phase. The project affects the pharmachemical, exclusive synthesis and intermediates businesses on the Linz site and aims to deliver an overall performance improvement of € 35 million, to be realized by 2007.

DSM Pharmaceutical Products posted a clearly higher operating profit compared with 2004.

DSM Anti-Infectives

A year of restructuring
DSM Anti-Infectives holds global leadership positions in penicillin G, penicillin intermediates (6-APA and 7-ADCA), side chains, semi-synthetic penicillins, semi-synthetic cefalosporins and other active ingredients such as potassium clavulanate and nystatin. These products are used for combating bacterial or fungal infections. DSM Anti-Infectives has production sites distributed over the Netherlands, Spain, Sweden, Mexico, India, China and Egypt.

Strategy
DSM Anti-Infectives strives to actively maintain its positions via technological innovation, customer intimacy and operational excellence.

Business review
Global market demand in penicillin equivalents grew about 4% in 2005. Although worldwide production capacity decreased by 4% in 2005, there is still a situation of oversupply. This oversupply forced several producers to step out in 2005, while many others are still suffering severe financial difficulties. During 2005, the weak dollar kept pressure on top-line results, while rising energy prices could not be passed on in the value chain.

At the end of 2004, DSM Anti-Infectives announced drastic measures to reduce its European cost base, to maximize its technology value extraction and to reduce its bottom-line exposure to the euro-dollar exchange rate. The implementation of these measures progressed well in 2005, leading to a substantially better result compared to 2004. Still, with 2005 being a transition year, major additional improvement and restructuring steps will have to be made in 2006.

The clavulanic acid business had a good year. Substantial cost price improvements were realized in the Sweden plant. The side chains activities of DSM Deretil improved due to the reorganizational measures taken. DSM Deretil took an important step by increasing its presence in China with the initiation of the Shangyu Deretil Yuntao Joint Venture. Considerable variable-cost reductions were achieved in the 7-ADCA plant in Delft in the Netherlands, while its capacity was increased according to plan. Margins of nystatin were stable in an increasingly competitive market.

The operating profit in 2005 was still negative, but showed a considerable improvement compared to the previous year.

Projects
DSM reaffirmed its plan for a strategic co-operation with North China Pharmaceutical Group Corporation (NCPC) via investments in NCPC and the establishment of a joint venture in anti-infective products. DSM will invest in expanding the production of penicillin-related intermediates and active pharmaceutical ingredients at the Toansa facility in India. This expansion – implying a doubling of production capacity – will take place in 2006. The focus of R&D activities is on variable-cost reduction of core products and on extracting value from DSM technology. R&D activities also contributed to identifying and developing new growth options.

DSM Food Specialties

Operating profit higher
DSM Food Specialties is a global supplier of advanced ingredients for the food industry, manufactured with the aid of fermentation and enzyme technology, among other technologies. The group comprises five business units. *DSM Dairy Ingredients* supplies enzymes (e.g. rennets), starter cultures and preservation systems for cheese and yogurt, and tests for the detection of residues of antibiotics. DSM is one of the biggest suppliers of dairy ingredients in the world. *DSM Savoury Ingredients* is a major supplier of ingredients for flavorings and flavor enhancers (such as yeast extracts) used in products such as soups, instant meals, sauces and savory snacks. *DSM Enzymes* produces a large range of food enzymes for applications such as baking, fruit processing, brewing and other alcoholic beverages. *DSM Functional Food Ingredients* produces



ingredients for baby food, food supplements and functional foods such as arachidonic acid, probiotics and peptides. *DSM Ingredients Development* develops and pre-launches innovative ingredients for the food industry.

The main production sites are in Seclin (France, enzyme production), Capua (Italy, arachidonic acid), Delft (Netherlands, yeast extracts, natamycin and tests), Belvidere (USA, arachidonic acid) and Moorebank (Australia, cultures). The main R&D center is in Delft (Netherlands).

Strategy
DSM Food Specialties targets market segments characterized by rapid growth and seeks to respond to the major trends in the food industry toward health, convenience and natural products. The business group supplies its customer base with innovative, high-added-value ingredients that enable them to satisfy consumer demands in terms of quality, nutritional value and taste. Under the supervision of a Monitoring Trustee appointed by the EU Commission and the FTC, DSM Food Specialties has continued to produce and supply feed enzymes to BASF as part of the dissolution arrangement for the former alliance with BASF. Due to the arrangements made, production will fade out in the course of 2006.

Business review
The global food ingredients market grew by about 4% in 2005. DSM Food Specialties saw its sales grow by around 13%. DSM Dairy Ingredients' sales were up on 2004. Sales volumes of starter cultures showed strong growth. Sales volumes of rennets produced by means of fermentation were also higher than in 2004. Sales volumes of antibiotic tests were stable, while sales volumes of preservation systems and coatings increased. Prices were somewhat under pressure in the latter segment.

DSM Savoury Ingredients recorded strong sales volume growth, in particular in the segment of specialty yeast extracts including the newly launched product with a high nucleotide content under the brand name Maxarome® Select. Early in 2005 the hydrolyzed vegetable protein business (HVP) and the manufacturing site in Zaandam (Netherlands) were sold to the Dutch company Oterap Holding B.V., in line with the strategy to further focus on high added-value savory ingredients. Yeast extracts are produced in Delft (Netherlands). Investments are being made to build a dedicated factory for processed flavors in Shanghai (China).

DSM Food Enzymes' sales were up on 2005 with volume growth in fruit-processing enzymes and a good performance in a newly introduced pectinase enzyme under the brand name Rapidase® Smart. Sales volumes of brewing enzymes and baking enzymes grew, whilst a new enzyme was successfully introduced on the market under the brand name Brewers Clarex®. This enzyme provides brewers with a method to prevent turbidity in beers. A new enzyme for improved emulsification properties in mayonnaise, sauces and bakery products was launched under the



brand name Maxapal®. On 1 January 2005, a new Enzyme Unit was formed, which includes the baking enzymes activities from the DSM Bakery Ingredients business group.

DSM Functional Food Ingredients saw its sales increase very sharply as more and more baby food manufacturers in the USA are launching new product lines for infant formula enriched with arachidonic acid (ARA). DSM Food Specialties is the exclusive supplier of ARA to Martek, the company that markets ARA/DHA oil. Production capacity for ARA was expanded in 2005 in Belvidere (USA). A new natural ingredient in the weight-management category marketed under the trade name Fabuless® was successfully launched on the market for fermented milk products. It contains a special emulsion of natural palm and oat oil, which are already part of the normal diet, and uses the body's natural appetite control mechanism to reduce calorie intake. The product has been developed by Swedish-based Lipid Technologies Provider AB, and DSM has the exclusive, worldwide marketing rights in this most promising application area of dairy products.

DSM Ingredients Development was successful in the development of radically new ingredients for the (functional) food industry. The number of new product launches from the radical innovation program increased from two in 2004 to four in 2005, and the business unit expects to launch up to eight new products in 2006. In 2005, Maxarome® Select (Savory Ingredients), Brewers Clarex® (Enzymes), Maxapal®(Enzymes) and Fabuless® (Functional Foods) were introduced on the market by a combined effort of the Ingredients Development unit and the marketing and sales organizations. Sales of the patented peptide PeptoPro® started in Europe, Japan and the USA and are gradually picking up. Various producers of sport and energy drinks have now included PeptoPro® in their new product lines targeted at fast recovery after exercise or endurance during exercise. A promising development program concerns a product concept which enables beverage manufacturers to include the nutritional value of milk into a beverage without the limitations of the specific color and taste of milk.

Thanks to higher sales coupled with lower costs as a result of streamlining the organization, DSM Food Specialties' operating profit was clearly higher than in 2004.

Projects

Various efforts were made to facilitate strong sales growth and to increase operational efficiency. The restructuring project at our enzyme production facility in Seclin (France) was completed, and a new chromatography unit was opened which will secure the highest level of purity of our dairy enzymes in particular. In the course of the year all production facilities for yeast and yeast extracts in Delft (Netherlands) were audited by the American Institute of Baking and rated as "excellent". Various projects were completed to further improve our ability to serve our customers in an optimal way, focusing on Demand and Supply Chain Management. The USA organization was streamlined and aligned with the needs of the market. The organization of DSM Food Specialties in China was strengthened in a significant way in order to capture the growing demand for food ingredients and to investigate possibilities for local production and formulation of ingredients.



The activities of DSM Nutritional Products are focused on three sectors: food and feed ingredients and supplements and personal care. Net sales of DSM Nutritional Products amount to 24% of DSM's overall net sales.

x € million	2005	2004
net sales *	1,946	1,910
operating profit	252	202
operating profit plus amortization and depreciation	376	330
capital expenditure	97	55
capital employed at 31 December	1,830	1,694
operating profit as % of average capital employed	14.3	11.5
research and development	80	75
workforce at 31 December	6,119	6,607

* Before elimination of intra-group supplies to other clusters.

Strong performance in challenging markets

DSM Nutritional Products is the world's largest supplier of vitamins, carotenoids (pigments and anti-oxidants) and other biochemicals and fine chemicals used in products for human and animal nutrition and health and in personal care products. It has eleven large production sites in seven countries: Switzerland (Sisseln and Lalden), France (Village-Neuf), Belgium (Tienen), Germany (Grenzach), the UK (Dalry), the USA (Freeport and Belvidere) and China (two plants in Shanghai and one in Wuxi). At these sites DSM Nutritional Products produces its main straight products as well as formulations. Specific formulation plants are located in Belvidere, Sisseln and Village-Neuf. The unit also owns 35 premix plants for animal nutrition and health and 10 premix plants for human nutrition and health, where products are made in response to specific customer needs. R&D work is concentrated in the region of Basel, Switzerland, strongly integrated in an innovation network with the other DSM R&D campuses in Delft and Geleen (Netherlands). DSM Nutritional Products has some 40 sales offices that are active in over 100 countries.



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The *VITAL* project
The *VITAL* project was continued, as planned, by defining the strategy and new organizational outline of DSM Nutritional Products. In 2004, the focus had been on improving profits by reducing costs and on unbundling DSM Nutritional Products from its former parent company, the Roche Group, and integrating its systems, people and culture into DSM. In 2005, the project on Profitable Growth focused on improving the quality of profits and creating new options for growth and developing innovation management, while the running improvement programs and the unbundling/integration efforts were continued. To capture the full innovation potential, DSM's R&D model was introduced in research & development. In the second half of 2005, the *Innovation Engine* was started. The aim of the Innovation Engine is to bring high added-value, innovative products to market faster. It speeds up the selection, funding, development and testing process for new products and formulations.

Most of the outcomes of the three-stage *VITAL* project have been handed over to the line organization of DSM Nutritional Products to ensure that the achievements can be sustained. During the third stage of the *VITAL* project the organization focused on certain strategic issues, among other things on the concentration of vitamin C production in Dalry (United Kingdom), and it was announced that as a consequence vitamin C production in Belvidere (USA) would be discontinued.

DSM Nutritional Products is now an integral part of DSM's core business and has contributed to the company's operating profit from day one. The *VITAL* project will contribute approximately € 200 million in total by the end of 2006, thus exceeding the original target of € 150 million. The contribution mainly results from reduced staff levels, global efficiency improvements, lower cost of purchased goods and gains in the aforementioned program focused on profitable growth. The planned closure of the Belvidere bulk vitamin C plant in 2006 and the newly formed alliance with North China Pharmaceutical Group Corporation represent steps in the strategic repositioning.

From 2006 onwards, the integration of DSM Nutritional Products and DSM Food Specialties in a new Nutrition cluster and intensified cooperation with external organizations will allow for new opportunities for innovative products. In 2005 DSM Nutritional Products defined its Dual Track strategy to improve and strengthen existing products and at the same time fully boost innovation and new business development. The new strategy offers business partners continuity as well as new opportunities to develop and exploit additional applications, while drawing on DSM Nutritional Products' strengths in R&D, manufacturing and marketing & sales. To further support the implementation of the new strategy, the organizational structure has also been aligned. It is centered around two operational units allowing for a sharper focus on the two key industries – Human Nutrition & Health and Animal Nutrition & Health – and a new unit, New Business Development, fostering a broader and more intense approach to innovation.

Business Review
DSM Nutritional Products strengthened its position as the leading player in the market for nutritional ingredients, recording sales of € 1.9 billion and an operating profit of more than € 250 million. Despite the increase in new product growth, overall sales were generally stable due to the price pressure on some carotenoids and mature vitamins, such as vitamins E and C. Volume growth compensated for the price erosion at net sales level. DSM Nutritional Products' approach of focusing on differentiation in customer products started to have effects. Recently launched products performed well and accounted for some 10% of aggregate sales, with recently launched forms contributing about 20%.



Human Nutrition & Health
The global food market was stable and saw a continued trend towards functional foods and dietary supplements. Functional food concepts are proving increasingly popular in the nutritional products sector, a trend that ties in well with DSM Nutritional Products' strategy. Due to seasonal effects in Europe and local trends in the US, sales in the pharma segment were not as strong as in 2004. In Human Nutrition & Health, DSM Nutritional Products strongly increased sales of new products such as Lafti®, Optisharp and Teavigo®. Lafti® is a probiotic addressing gut health and well-being. Lafti® strains can strengthen the natural defense in athletes and reduce the overall severity of gastro-intestinal disturbances while showing excellent survival in the human gastro-intestinal tract. The range of Lafti® probiotic strains forms a complete package, offering targeted health benefits for functional foods or dietary supplements. Globally, probiotics is a rapid growth segment in the supplement market, and the range of different Lafti® strains offers excellent opportunities for growth. Teavigo®, now globally launched, showed significant growth. Many new beverages, food and dietary supplement products containing Teavigo® are being launched world-wide. In the second half of 2005, DSM launched Bonistein®, a high-purity genistein produced by a patented process. Genistein is a major health-beneficial component of soy. Bonistein® is a nature-identical health ingredient that helps prevent weakening of the bones.

DSM Nutritional Products launched a new program focusing on markets such as Africa, India and China: the Nutrition Improvement Program (NIP). The Program will mainly serve the developing markets as a sustainable business for the future of DSM and will work in close partnership with governmental and non-governmental organizations.

Animal Nutrition & Health
Significant above-average volume growth and further price decreases affected the Animal Nutrition & Health business. The swine business had a good year globally in 2005, experiencing normal market growth. By contrast, the poultry business, after recovering in early 2005, was confronted in the second half of 2005 with the reappearance of avian flu, which may have an impact on consumer confidence in poultry meat, although this has not yet affected our sales.

In the aquaculture market, the Norwegian salmon industry was impacted in the first half of the year by European import tariffs, affecting salmon farmers' sales. Salmon prices remained strong in the second half of 2005, partly due to a tightening of salmon supplies. The Chilean situation was similar, with forecast supplies not meeting actual supplies, mostly due to disease problems in the freshwater phase resulting in fewer salmon entering the sea for production. Although salmon production was flat for 2005 compared to 2004, DSM Nutritional Products maintained its leadership position in supplying key products to the aquaculture industry.

DSM Nutritional Products continued to see substantial sales growth in new products for Animal Nutrition and Health. Hy-D®, used by poultry farmers to improve bone health and animal performance, was distributed on a global scale. Feed enzyme products sold under the brands of Ronozyme® and Roxazyme® continued their excellent performance despite increased competition in various markets. In particular activities focusing on eubiotics, products that improve animal performance by gut flora modulation, enjoyed further growth. This growth was mainly fueled by the ban on antibiotic growth promoters, to be implemented early 2006. DSM Nutritional Products' eubiotics portfolio includes VevoVitall®, Cyclatin and MicroSource, which all achieved substantial growth. VevoVitall® is an organic acid that is used as a replacement of antibiotic growth promoters in the European, Latin American and Asian markets. It is a very successful product offering new ways for pig farmers to reduce ammonia emissions and improve performance of pigs. In Europe it is currently registered for use in growing and fattening pigs.

Personal Care
This segment saw strong volume growth, with leading cosmetics manufacturers on the lookout for active ingredients for skin, hair and oral care. Parsol®SLX, a new generation of UV-B filters, was well received by leading sun care manufacturers. In 2005, DSM Nutritional Products expanded its portfolio by introducing three new products, the two UV-filters Parsol® EHS and HMS and the skin care active Allantoin. Stay-C® 50, a stable form of vitamin C, made further progress in the skin care market, particularly in Asia where it showed exceptional growth.

Projects
In 2005, DSM took various steps to build a successful future for its Nutritional Products business and to underline its position as the world's leading producer of vitamins for the food, pharmaceutical and personal care industries. New product forms were successfully launched, such as Rovimix® A-1000 for the animal nutrition market. For the food and dietary supplements market lutein CWS/S-TG was launched to expand DSM's animal-free ingredients portfolio. This portfolio already includes animal-free product forms of beta-carotene, vitamin A, vitamin E, vitamin D3, ALL-Q® (Coenzyme Q10) and Optisharp® (zeaxanthin). With this launch DSM is meeting the growing market needs and consumer requirements for animal-free ingredients.

In Dalry (Scotland, UK), DSM Nutritional Products will implement an extensive package of measures to optimize its vitamin C production, leading to considerable cost reductions and improved supply chain flexibility. Dalry is one of the last larger Western plants producing high-quality vitamin C, which fits in with the increasing demand for high-quality, traceable product grades. DSM also reconfirmed its ambition to secure its leadership position in the field of vitamin C by a strategic partnership with



the (low-cost) North China Pharmaceutical Group Corporation Ltd. In Belvidere, USA, DSM Nutritional Products will invest in an arachidonic acid production-related facility and in Grenzach, Germany in an upgrade and the integration of the last step of vitamin D3 production. In China, DSM Nutritional Products opened a new joint laboratory with the renowned Fudan University in Shanghai in 2005 to develop new production processes. Also in China, DSM Nutritional Products will open a new state-of-the-art feed premix plant and start a new project at its citric acid production site in Wuxi.

VITAL project in 2006
In 2006 DSM Nutritional Products will focus on the completion of the defined improvement programs. The main topics for 2006 are the last steps in the implementation of performance improvement plans at the Sisseln, Belvidere and Dalry sites, the further enhancement of the plans focused on profitable growth, the implementation of strategic measures and the roll out of the new organization. Several initiatives will be anchored in the already improved marketing and sales organization, with redefined work processes and systems. The integration of the Activity-Based Costing tool and the hand-over to line management of the last remaining measures will be done in parallel with the implementation of the new organization. The business aspirations and related R&D targets for the coming years have been set. The new organizational model for DSM Nutritional Products has been defined and a start has been made on its implementation. Tracking and tracing of the detailed programs by the *VITAL* project office will be continued throughout 2006. DSM aims to finalize the *VITAL* project by the end of 2006.

Directors of DSM Nutritional Products

Chairman	Feike Sijbesma (1959). He combines this position with his membership of the DSM Managing Board
Animal Nutrition & Health	Jos Schneiders (1951)
Human Nutrition & Health	Mauricio Adade (1963)
Finance & ICT	Geert Mooren (1951)
Research & Development	Manfred Eggersdorfer (1951)
Human Resource Management	Alexander Schmid-Lossberg (1959)
New Business Development	Krijn Rietveld (1956)
Strategy / *VITAL* project	Bruno Müller (1956)
Strategic projects	Bob Hartmayer (1952)



The Performance Materials business groups specialize in technologically sophisticated, high-quality products such as the superstrong Dyneema® fiber and the advanced plastic Stanyl®. Net sales of the cluster amount to 30% of DSM's overall net sales.

x € million	2005	2004
net sales*		
- DSM Elastomers (including DSM Dyneema)	646	583
- DSM Engineering Plastics	705	624
- DSM Coating Resins	698	440
- DSM Composite Resins	410	366
total	2,459	2,013
operating profit	305	165
operating profit plus amortization and depreciation	410	249
capital expenditure	667	64
capital employed at 31 December	1,737	988
operating profit as % of average capital employed	19.1	16.0
research and development	94	78
workforce at 31 December	4,441	3,735

* Before elimination of intra-group supplies to other clusters.

The Performance Materials cluster comprises the business groups DSM Elastomers, DSM Engineering Plastics, DSM Coating Resins and DSM Composite Resins and the DSM Dyneema business unit. All of these specialize in the manufacture of technologically sophisticated, high-quality products that are tailored to meet customers' performance criteria. The products are used in a wide variety of end-use markets, each of which comes with its own particular dynamics. These include the automotive industry, the aviation industry, the electrics & electronics industry, the sports and leisure industries, the coatings industry and the construction industry. We are constantly developing new applications, such as new materials for electronic components and glass-fiber cables, plastic components to replace steel, eco-friendly coatings and new products for enhancing personal safety.




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DSM Elastomers

Profits restored
DSM Elastomers manufactures synthetic rubbers (EPDM) and thermoplastic elastomers (TPVs) for use in cars, white goods, various industrial products and construction materials, and as motor-oil additives. The group is the global market leader in EPDM rubber with a production capacity of 200,000 tpa and a market share of around 20%, and the world's second supplier of thermoplastic rubber. DSM Elastomers has production plants in Geleen (Netherlands), Genk (Belgium), Leominster (USA) and Triunfo (Brazil).

Strategy
DSM Elastomers works to maintain its position as the global leader in the EPDM market by constantly renewing its product range and cutting costs. Both the closure of its EPDM sites in Addis (USA) and Chiba (Japan) in 2004 and improvements in its plants in Geleen and Triunfo made significant contributions to the attainment of this goal. With respect to TPVs the business group is expanding its production in the field of consumer products.

Business review
Global EPDM supply and demand were well balanced in 2005. Demand was strong in Asia and North America, but relatively weak in Europe. In line with oil price developments raw material prices soared for the second consecutive year. DSM Elastomers was able to pass on these raw material price rises to its customers and slightly improve its margins. Another important driver for restoring operating profit was the decrease in fixed costs resulting from the restructuring programs the business group had started in 2003 and 2004.

DSM Elastomers substantially expanded the market targeted by Sarlink® thermoplastic rubber and its derivatives, which are used in sealing profiles for cars and in a range of consumer products.

The investigation into possible restrictive and/or concerted practices involving a number of EPDM producers, including DSM, launched by the European Commission and the US Department of Justice at the end of 2002, is still ongoing. DSM is cooperating fully in this investigation and will continue to do so for as long as necessary.

The operating profit of the business group improved very strongly compared with 2004.

Projects
There is a growing interest in the development of artificial grass pitches. These provide all-season constant playing characteristics and allow multiple use forms of stadiums, for instance for professional soccer as well as for rock concerts. DSM has been pioneering developments in this new application field, which has led to the development of the materials for the first professional artificial soccer pitches. For the Petroleum Additives market a new product line has been developed with excellent soot dispersion properties.

DSM Elastomers has an interest in the development of so-called smart materials. With the recent commercialization of amorphous ethylene-propylene copolymers, grafted with reactive groups to a high degree, a firm basis has been created for further product differentiation. These grafted groups offer myriad diversification opportunities that can give rise to significant changes in materials behavior. DSM will continue to actively explore such opportunities. The development of Keltan® EPDM rubbers based on new catalyst systems is well under way.

DSM Dyneema

A very good year
Dyneema®, DSM's high modulus polyethylene fiber – the strongest fiber in the world on a weight-for-weight basis – was invented and developed by DSM and is used in protective products for the military, the police, the aircraft industry and ropes, nets, cut-resistant gloves and garments, sports goods and medical sutures. DSM Dyneema has production facilities in Heerlen (Netherlands), Greenville, North Carolina (USA) and, in a joint venture with Toyobo, in Katata and Tsuruga (Japan). The Dyneema® business is growing strongly



through application development as well as product innovation. New applications are being developed in rapid succession, and the production lines are constantly being refined and expanded. Over the past few years, sales of Dyneema® have on average grown 10% faster than the market for high-performance fibers. DSM, its customers and end-users provide a constant supply of suggestions for new applications. Demand for light but strong, convenient to use material continues to show steady rapid growth, driven by a range of social and economic factors such as the general increase in safety awareness, the increasing level of violence on the streets, the growing demand for readily manageable materials in the marine industry and the increase in leisure time and prosperity.

Strategy
DSM Dyneema is expanding around the world in selected, high-margin markets offering high profitability. The unit will continue to focus on the further development of ultra-strong polyethylene fiber and UD technology, in order to further increase its lead over rival materials and suppliers.

Business review
2005 was a very successful year. All the markets for Dyneema® products showed growth, and the business unit succeeded in raising its sales in all geographic regions. Sales growth was particularly strong in North America, where high military demand continues to be a main driver. DSM Dyneema's operating profit was strongly up on 2004. The coming year should see continued growth in all relevant market segments.



Projects

Some setbacks were experienced in the building of the new Dyneema® Purity production line in Heerlen, but product availability and business growth were not negatively affected. At the beginning of 2005 DSM Dyneema announced that production capacity in the US would be expanded in response to continued high demand. Construction of two new production lines for Dyneema® fiber and one for bullet-resistant material started in the course of 2005. At the end of 2005, DSM announced that it would make another investment in a new production line for Dyneema® fiber in Greenville, North Carolina (USA). The investment will be substantial, amounting to several tens of millions of US dollars, and will bring the total number of fiber lines for the company to nine, with four production lines being located at the Greenville facility. All projects are running according to schedule. The first expansion is expected to come on stream in the first quarter of 2006; the other expansions will become operational in the second half of 2006 and in 2007.

DSM Engineering Plastics

Clearly higher operating profits

DSM Engineering Plastics is a global player in polyamides (polyamide 6, polyamide 66 and polyamide 46), polyesters (PBT, PET and TPE-E), polycarbonate (PC and PC blends), Ultra-High Molecular Weight Polyethylene (UHMWPE) and extrudable adhesive resins. These materials are used mainly in technical components for the electrical and electronics, automotive, engineering and extrusion industries. The latter industry also includes the market for flexible packaging materials. With a market share of about 5%, DSM is one of the world leaders. DSM is the global market leader in high-heat polyamide. DSM Engineering Plastics has production sites in Emmen and Geleen (Netherlands), Genk (Belgium), Evansville (USA), Jiangyin (China) and Pune (India). The small facility in Stoney Creek (Canada) was divested at the end of 2005.

Strategy

DSM Engineering Plastics wants to further strengthen its leadership position with a strong focus on performance materials and specialties. All activities are centered on creating value for the business group's customers and for DSM. Thanks to its outstanding knowledge of products and applications, combined with excellent service levels, the business group is increasingly able to position itself as a valuable, solutions-oriented business partner.

Business review

Market growth for engineering plastics strengthened during the year. Sales increased in all regions for all major product lines and in all relevant markets. Asia showed the strongest growth while the automotive markets in Europe and USA demonstrated slow growth. The successful start-up of the new Akulon® polyamide 6 line in Emmen contributed immediately after start-up and supported strong growth in the flexible packaging market.

DSM Engineering Plastics successfully implemented price increases to cope with the continuing increase in raw material prices. For the part of the business that is based on products manufactured in Europe for the world market, the adverse impact from currency exchange rates eased a little with the relative strengthening of the US dollar against the euro. The business group was able to maintain the favorable cost position built up in previous years. Successful price increases, volume growth through innovative new applications and continued cost control were the main reasons for the improved operating profit.

Projects

The business group started the construction of a new compounding site in Jiangyin (China) that will increase capacity significantly and will replace the existing site; the site will start operations early 2006. DSM Engineering Plastics also started the engineering for a new Akulon® polyamide 6 plant in China.

The new Stanyl® Superflow polyamide 46 and Arnite® XL PBT products introduced last year were successful in the market. The de-bottlenecking of the existing Stanyl plant led to a much higher than projected throughput.

Together with leading customers DSM Engineering Plastics developed a variety of new applications. Some examples are Arnitel® TPE-E based crash buffers that make a strong contribution to the safety of rail transport of chemical and dangerous goods, and electronic throttle control gears with Stanyl® polyamide 46. The market for airbag canisters developed very favorably thanks to the increasing numbers of airbags in automobiles; Akulon® polyamide 6 is the leading product for this application. Akulon® XP, a new polyamide 6 product delivering higher productivity for the flexible packaging industry, is being received very well.

The American and European organizations were certified to ISO/TS 16949 during the year under review. DSM Engineering Plastics further re-aligned its North American business and sold the PP-compound business and associated assets in Canada.

DSM Coating Resins

Operating profit increased

The DSM Coating Resins business group consists of three business units: Coating Resins, Desotech and NeoResins.

DSM Coating Resins

The DSM Coating Resins business unit specializes in the development, manufacture and marketing of resins for coating systems. The unit is one of the global leaders in powder coating resins, with a market share of about 25%. These resins are used in industrial applications for the coating of for example washing machines, radiators, façades, car parts and bicycles. In Europe DSM Coating Resins is a leading supplier of liquid coating resins. These products are mainly used in decorative and industrial coatings. The unit focuses on the development and production of environmentally friendly coating resins systems that show interesting growth in Europe. DSM Coating Resins has plants in the Netherlands, Spain, the USA, Germany, Sweden, China and Taiwan.



Strategy
DSM Coating Resins aims to strengthen its position as one of the market leaders with a focus on environmentally friendly coating resins systems and a continued Operational Excellence drive. Its aim is to reduce costs in the value chain by maximizing collaboration with customers and suppliers.

Business review
The DSM Coating Resins business unit's powder coatings market showed highly different growth rates between the regions. The North American market recovered from the decline in previous years and showed moderate growth. The overall European market showed growth rates at GDP levels, with double-digit rates for Eastern Europe and the Middle East. The Far Eastern market featured a decline of the Chinese market in the first half of 2005, with good recovery during the second half of the year and a moderate growth rate in the rest of Asia. Market dynamics were determined by the global overcapacity situation, reflected by severe price pressure and soaring feedstock prices. Price increases and, to a lesser extent, volume growth partially compensated for the steep increase in raw material cost increases.

A reduction in volume in can and coil coating resins was recorded as a correction to the unexpectedly high growth rate in the year before. Similar to the powder resins business, price increases partially compensated for the steep increase in raw material costs.

In 2005 the results for liquid coating resins were below expectation. Especially in Europe the market was slow. The increasing raw material costs throughout the year could be partially passed on to the market.

In October 2005 DSM Coating Resins acquired the Chinese resins producer Syntech. This is an important step that will help reinforce DSM's resins portfolio and speed up the expansion of DSM's activities in China. The DSM Coating Resins business unit's overall operating profit showed a strong increase compared with 2004.

DSM NeoResins
The DSM NeoResins business unit, which has been part of DSM since 1 February 2005, is a leading global supplier of innovative waterborne resins, uniquely suited to the needs of the coatings, adhesives and graphic arts industries. By far the greater part of sales is in the area of coating applications, with the remaining portion in graphic arts and, to a lesser extent, adhesives. These waterborne and other environmentally-friendly technologies comprise acrylics, urethanes, urethane-acrylics, vinyl acrylics and other copolymers. DSM NeoResins focuses on strong customer relations to develop new products and technologies with specific performance goals. The broad portfolio of waterborne, solvent-borne and solid resins is supported by the company's ongoing commitment to quality, service, technical innovation and operational excellence. DSM NeoResins markets its products globally and has manufacturing sites in Waalwijk (Netherlands), Parets del Valles (Spain), Wilmington (Massachusetts, USA) and Frankfort (Indiana, USA).

Strategy
DSM NeoResins' market approach is to detect high growth and high margins in niche applications. DSM NeoResins' waterborne platform enables it to supply special product characteristics in a market that is moving towards environmentally friendly systems. The main focus for the business will be on innovation and capturing growth opportunities in waterborne systems and geographic growth in North America and Asia. In order to provide capacity for the growing market, capacity expansion is planned in Europe.

Business review
Most of DSM NeoResins' sales are generated in Europe (70%) and the USA (20%). The remainder is mainly realized in Asia. While the decorative segments in the USA and Europe were strong, given the strength of the US housing market and the upcoming VOC legislation in Europe, the industrial segments and graphic arts showed some signs of weakness

worldwide. For the longer term, continued growth of construction and industrial production will be driving the growth of this business, along with the migration to eco-friendly technologies. The upcoming VOC legislation in 2007 and 2010 will positively impact on developments in the next few years.

DSM Desotech

The DSM Desotech business unit is a leading producer of specialty UV-curable coatings and resins. These are materials that cure very rapidly in an environmentally friendly fashion when exposed to ultraviolet light. DSM Desotech is the market leader in the supply of coatings for optical fibers and inks and matrix resins that are used in fiber optic cables. The business unit is a co-market leader in the supply of stereolithographic resins that are cured by laser technology for the production of rapid prototypes for a wide variety of industries. It is also active in the supply of antireflective coatings used in the area of LCD and plasma flat panel displays. DSM Desotech markets its products globally with main sales being in the USA, Europe, China, Japan and Korea. Its headquarters are in Elgin, Illinois, USA. The plants are located in Stanley (North Carolina, USA), Hoek van Holland (Netherlands), and in Shanghai (China). DSM Desotech also has a 50/50 joint venture with JSR in Japan, which supplies the Japanese market. Research and Development is critical to Desotech's growth, with main centers being in Elgin (USA), Geleen (Netherlands) and Tsukuba (Japan).

Strategy

DSM Desotech's strategy is to maintain its leading market share in fiber optics, which is expected to be a fairly stable business from a profit point of view. Beyond that, Desotech will grow its overall revenue and profit by using its technology base in stereolithography, flat panel displays and UV chemistry.

Business Review

The DSM Desotech business unit saw the fiber optic market grow by 10-15% in 2005 on a global basis. However, price pressures throughout the chain led to minimal value increases in the overall business. The bulk of the growth was in the USA. Activities in Japan shrank due to a reduction in NTT's (Nippon Telegraph and Telephone Corporation) Fiber to the Home project. Activities in China also slowed down due to economic measures instituted by the Chinese government. The business unit expects moderate growth in fiber optics over the next few years.

DSM Desotech's Somos business, which supplies stereolithographic resins used for rapid prototyping, saw its sales grow by more than 15% in 2005. The business focuses on new materials that can be used in extending the application of stereolithography and will eventually move towards rapid manufacturing of small volume part runs. 3D Systems, the market leader in equipment supply, has become a distributor of Somos' resins.

DSM Coating Resins' overall operating profit increased very strongly, partly because of the consolidation of DSM NeoResins.



Projects
The acquisitions in 2004 (HAL) and in 2005 (NeoResins and Syntech) leveraged DSM Coating Resins' worldwide presence as well as its ability to pursue different pockets of innovation. The product portfolio, route to market and innovation capabilities have been substantially strengthened by these acquisitions.

To integrate the DSM NeoResins business into the DSM Coating Resins business, an integration project called *Inspire* was started immediately after closing. *Inspire* aims to ensure that the benefits of joining forces are maximized in terms of cost/ purchase savings and to create a joint platform for profitable growth for the future. Purchasing savings have already been captured and the analysis of innovation areas that leverage the bundling of DSM and NeoResins expertise and competences has been finalized.

Good progress was made with the development and market introduction of an improved generation of waterborne alkyd resins. To an increasing degree the decorative and industrial markets require waterborne paint with the same qualities as systems based on organic solvents.

In 2005 the liquid coating resins site in Hoek van Holland (Netherlands) went through a major restructuring program. The objectives of this project – improving cost effectiveness as well as ensuring full compliance with the DSM requirements – were met.

For the DSM Desotech business unit the main projects are focused on cost reductions, strengthening the company's positions in Asia and developing innovative growth businesses. The Somos business has been consolidated to the Elgin headquarters, which brings cost and synergy advantages.

DSM Composite Resins

Strong improvement

DSM Composite Resins is a globally leading solutions provider for the composite resins industry. The business group develops, produces and markets unsaturated polyester resins (including vinyl esters and additives), which are used for the production of fiber-reinforced plastics or non-reinforced filled products in end-use applications such as marine, leisure, building & construction, automotive and wind turbine blades. The business group is the European market leader in unsaturated polyesters (UPE) and has its own pan-European distributor (Euroresins). DSM Composite Resins is the global market leader in sizings and binders, which are vital functional components that facilitate the production of glass fiber reinforcements and enhance their performance. China is the fastest growing market for sizings and binders and the business group is investing in local production in this country. The business group has had a presence in China for a long time via JDR, a 75% owned joint venture in Nanjing that is active in unsaturated polyesters and is growing rapidly.

With headquarters in Switzerland, DSM Composite Resins has production sites in France, Italy, the Netherlands, Spain, the UK and China. In addition, Customer Competence Centers are located in France, Germany, Italy, the Netherlands, Scandinavia, Spain and the UK. Besides its Western European base, DSM Composite Resins holds positions in Poland, China and the USA.

Strategy
DSM Composite Resins wants to lead the industry through dedication and innovation. The business group aims to effectuate and strengthen its European leadership by playing a frontrunner role in the composite resins industry to compete with aluminium and steel composites. The group focuses on cost efficiency and innovation and at the same time is expanding globally, especially in China, targeting high-added-value segments. The Sizings and Binders business unit is the global expert and portfolio player in this segment, dedicated to the glass fiber industry.



Business review
Market developments were mixed in 2005, leading to different pictures due to the local-for-local character of the UPE market. The building and construction market in the United Kingdom showed some signs of recession and the automotive market continued to have difficulties passing on the increased raw material prices. Marine continued its strong growth. As in the previous year, raw material prices remained high and volatile, but increases were relatively moderate. Margins consequently returned to sustainable levels, resulting in an improvement in profitability. Sizings and Binders continued to grow strongly, especially in China, but the unit also faced higher raw material costs. Growth in the UPE market in China was somewhat slower, but DSM strengthened its position in the specialty segments thanks to a focus on quality and innovation.

The business group's operating profit for 2005 showed a strong improvement compared with 2004.

Projects
In 2005 substantial investments were made in the business group's European production sites to proactively meet the stricter regulations in the fields of safety and the environment. DSM Composite Resins wants to further reinforce its leadership by investing in sustainability. In 2006 this will be continued, also in China. For Sizings and Binders the new production site in China will start towards the end of 2006, entailing proximity to DSM Composite Resins' biggest and fastest growing customers. The business group will further invest in innovation and in expanding its presence in Eastern Europe.

Industrial Chemicals comprises the business groups that produce industrial chemicals such as fiber intermediates, melamine and fertilizers. The cluster's share in DSM's net sales is 20%.

€ million	2005	2004
Net sales*		
- DSM Fibre Intermediates (including DSM Acrylonitrile)	**1,243**	1,127
- DSM Melamine	**212**	209
- DSM Agro	**370**	351
- DSM Energy	**74**	60
Total	**1,899**	1,747
Operating profit	**165**	120
Operating profit plus amortization and depreciation	**246**	207
Capital expenditure	**85**	75
Capital employed at 31 December	**728**	673
Operating profit as % of average capital employed	**23.5**	17.5
Research and development	**14**	16
Workforce at 31 December	**2,234**	2,566

* Before elimination of intra-group supplies to other clusters.

The Industrial Chemicals cluster consists of DSM Fibre Intermediates, DSM Melamine and DSM Agro. These business groups produce materials and chemicals in large-scale, capital-intensive production facilities. Essential features of these businesses, which operate plants in the Netherlands, Asia and the USA and are thus global in scope, are strong customer relations (often geared to the long term), keen cost awareness and careful planning of any capacity expansions. DSM Energy is also part of this cluster.

Our caprolactam and melamine businesses are among the global leaders in terms of sales and technology. DSM Agro, our fertilizer company, is active in Northwestern Europe. DSM Energy has small but profitable stakes in various oil and gas fields in the Dutch part of the Continental Shelf.




Supplies of Industrial Chemicals
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0
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1000
1500
2000




Operating profit of Industrial Chemicals
x € million
0
50
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DSM Fibre Intermediates

Further profit improvement
DSM Fibre Intermediates produces caprolactam and acrylonitrile, which are raw materials for synthetic fibers and plastics. Caprolactam is the raw material for nylon 6 (also called polyamide 6). Nylon 6 is a versatile material, which in the form of fibers is used in sports and leisure clothes, military equipment, and also in tires and carpets. It is increasingly used as a high-performance construction material in, for example, the electronics and automotive industries, in packaging materials and in medical applications. Nylon 6 has reached the mature phase of its life cycle, where market demand and selling prices are strongly influenced by economic cycles.

DSM Fibre Intermediates has caprolactam plants in the Netherlands, the USA and China, with a total capacity of more than 500,000 tons per year. This makes it the largest merchant producer in the world, with a market share of 15%. In addition, the business group produces about one million tons of fertilizer (ammonium sulfate) per year as a co-product.

Acrylonitrile is a raw material used in textile fibers, ABS plastics, latex rubber and water purification products. The business group's acrylonitrile production capacity is 235,000 tons per year. With a market share of 25%, DSM is a major player in the merchant acrylonitrile market in Europe.

DSM Fibre Intermediates also produces about 25,000 tons per year of sodium cyanide, which is used in detergents, in water purification products and in the synthesis of vitamins and antibiotics.

Strategy
DSM Fibre Intermediates' distinguishing characteristics are its process technology, reliability and service. The business group aims to exploit its global cost and technology leadership position in caprolactam while growing its position in China parallel to a further strengthening in Europe and North America. For acrylonitrile, DSM Fibre Intermediates aims to strengthen its manufacturing base to maintain its solid position in Europe.

Business review
Global demand for caprolactam grew in 2005 compared with 2004. Prices were on average higher than in 2004 as demand was strong even in the face of high raw material prices. Energy-related raw material prices (e.g. ammonia prices) remained volatile and high relative to historical norms but declined slightly compared to 2004. Natural gas prices in the USA skyrocketed in the second half of 2005. Margins were on average higher than in 2004, helped by sustained high selling prices and the effects of cost control measures.

Demand for acrylonitrile was comparable to 2004. The steady rise in raw material prices, especially for propylene, could be recouped with higher selling prices.

DSM Fibre Intermediates closed the year 2005 with a higher profit than in the previous year thanks to higher margins.

Projects
The capacity of DSM Fibre Intermediates' caprolactam plant in Nanjing (China) was expanded to 140,000 tons per year on the basis of DSM's HPO^{Plus}® technology, during a shutdown of the plant from May until September. The plant will reach its new capacity level in 2006. The expansion will make the business group the leading supplier in the rapidly growing Chinese market. DSM Fibre Intermediates is planning an additional expansion to support this market growth. It is studying the feasibility of expanding the capacity of its acrylonitrile plant in Geleen (Netherlands) by 40,000 tons per year.



DSM Melamine

Difficult year for successful business
Melamine is a product used in impregnating resins and adhesive resins for the wood-processing industry. It boosts the scratch, moisture and heat resistance of wood-based products. Melamine can be combined with softwood from rapidly growing trees to obtain high-quality panels that can replace hardwood. One of its main applications is in laminated flooring, which is a market that has been expanding rapidly for several years, particularly in Europe and China. Melamine is also used in many other products, such as car paints, durable plastic tableware, euro bank notes and flame retardants.

With a market share of about 25%, DSM Melamine is the global leader in melamine. The business group is well established, with production plants on three continents and a sophisticated technical support system in place for its customers. It earns more than half its sales from long-term contracts. DSM Melamine's aggregate production capacity is 240,000 tons per year. The new plant in Geleen (Netherlands), which is based on advanced SLP technology, is not yet producing at capacity, but is expected to reach its capacity level in 2006.



Strategy
DSM Melamine's objective is to further strengthen its leading position in a market that is growing at an average rate of 6-7% per annum. From a demand point of view, the long-term outlook is reasonably good due to the growing scarcity of hardwood. Due to the high price of natural gas, the prices of raw materials and auxiliary materials for the production of melamine are at a structurally higher level than in the past. There is an ongoing need to increase the scale of operations still further and to gain access to low-cost raw materials, in order to achieve the necessary further reduction in costs. Major customers expect their suppliers to provide them with products and support services all over the world. The melamine industry is therefore likely to see a restructuring.

Business review
Demand for melamine grew by 2% in 2005. Following the exceptional growth in 2004, in the first half of 2005 the business group saw customers depleting their stocks. China was once again the center of growth in 2005. DSM has developed formulations for low-formaldehyde-emission resins. Together with customers it has successfully devised new applications, for example in OSB (Oriented Strand Board) panels and flame retardants. Furthermore, formulations have been developed that give resins a longer shelf life and thus increase the geographical reach of a resins plant. In 2005 the prices of natural gas and ammonia in the USA reached record highs, due in part to the hurricanes. In line with this, the AMEL plant, a 50/50 production joint venture with Cytec, saw its production costs increase significantly. Given the price of melamine on the world market, DSM's production operations in the USA were loss-making.

In Europe and Asia, too, the costs of raw materials and auxiliaries increased very strongly. Melamine prices did not increase until the fourth quarter. As a result, margins were considerably lower than in previous years. The 2005 operating result was slightly positive.

Projects
Mid-2005 DSM announced to Cytec that it would pull out of the AMEL joint venture with effect from August 2007 at the latest. DSM will take timely measures to ensure continuity of supply to its American customers.

DSM intends to implement major capacity expansions in response to market growth in Asia and the need for a low-cost supply of the markets in the USA. Negotiations on a new 120,000 metric tons/year plant, based on DSM's proprietary gas phase know-how, are progressing well. The plant is expected to come on stream at the end of 2008.

DSM Agro

Once again a better performance
DSM Agro is a producer of ammonia and high nitrogen fertilizers for grasslands and agricultural crops, which it supplies mainly to agricultural wholesalers in Western Europe. DSM Agro is the market leader in the Netherlands and ranks among the market leaders in Germany, France and Belgium. It is the number 2 supplier of calcium ammonium nitrate (CAN) and ammonium sulfate (AS) in Western Europe. Its fertilizer production facilities are located in Geleen and IJmuiden (Netherlands). DSM Agro operates world-scale ammonia plants in Geleen.

Strategy
DSM Agro's strategy is to maintain a profitable position in Western Europe. On top of this, DSM Agro makes an additional contribution to DSM's cash flow by providing DSM's production facilities at the Geleen site with a sustainable and secure supply of raw materials and auxiliaries at the lowest possible cost. DSM Agro also supplies these raw materials (such as ammonia, nitric acid and carbon dioxide) to third parties in Europe.

Business review
The year 2004 had been characterized by a balanced market with good returns, but in 2005 the fertilizer market was relatively tight. Following a hesitant start in the first quarter, the situation developed favorably in the course of the year. Bad farming conditions led to weak demand in Western Europe, but this turned around in the second quarter as weather conditions improved. Backed by globally high urea and ammonia prices – resulting from high gas prices and a healthy ammonia balance – at the end of the first half of 2005 healthy fertilizer prices were recorded. This situation continued in the second half of the year with the fertilizer balance becoming very tight and customers rushing for materials, leading to record price increases towards the end of the year. These developments helped DSM Agro achieve an even better performance than in the already strong 2004.

Projects
DSM Agro is well underway with on-line-ordering via webshop and business-to-business connectivity in 2005. These activities were expanded further in 2005; almost 50% of fertilizer turnover is now e-enabled. The facilities in IJmuiden have been upgraded to ensure a larger volume and broader portfolio of fertilizer specialties. The Copernicus project in Geleen and Operational Excellence programs in IJmuiden led to substantial cost reductions at both sites in 2005, and will also further improve DSM Agro's competitive position in 2006.

DSM Energy

Very strong profit increase
DSM Energy participates in the exploration and production of oil and gas on the Dutch Continental Shelf. The business group is also involved in the transportation of oil and gas through its ownership of pipelines on the Shelf. DSM usually participates as non-operator with a stake of up to 25% in the oil and gas joint ventures. At year-end, the business group had a share in nineteen producing oil and gas fields and participated in four gas field developments. All fields are located in fifteen production licenses.

Strategy
DSM Energy's strategic mission is to maximize cash flow by minimizing cost and maximizing production in the existing licenses.

Business review
In 2005 a gas discovery was made in offshore block G14. The fast-track development decision for this field was taken at the end of the year. The development of two other new fields in the same block was completed and production started up in November 2005. The production license for the A/B blocks, containing six shallow gas accumulations, was granted. The development of three of these reservoirs started in 2005. Total production of the group decreased from 2.3 million bbls of oil equivalent in 2004 to 2.0 million bbls in 2005.

The production decline is due to the fact that most fields in the portfolio are mature and their production capacity is decreasing due to pressure decline and increasing water-cut. The new Q1-b field, started up in 2004, contributed nearly 50% to the group's overall production.

The remaining reserves at the end of the year in the producing fields were about nine million bbls of oil equivalent, the same as the year before. The discovery of the new G14 gas fields compensated for the reduction in reserves resulting from the production of two million bbls in 2005.

In spite of the production decline the business group's operating profit increased very strongly compared to 2004. This was due to the increased oil price. The average Brent price in 2005 was $ 54 per barrel, compared to $ 38 per barrel in 2004.

DSM reports on a number of activities that have been grouped under Other activities. Their share in DSM's overall net sales is 6%.

x € million	2005	2004
net sales*	498	485
operating profit	-49	-20
operating profit plus amortization and depreciation	-3	24
capital expenditure	26	26
workforce at 31 December	2,787	2,950

* [illegible]

Other activities includes the DSM Venturing & Business Development business group, Noordgastransport and a number of other activities such as DSM Industrial Services, DSM Research, DSM Insurances and part of the costs of corporate activities and non-core activities that are to be disposed of or reduced in the future. Due to their very nature, these activities can be subject to business fluctuations and will normally have a negative operating result.

Interests in associates

The main activity under this heading is Methanor VoF (30% DSM). Methanor, a producer of methanol, turned in a reasonable performance in the first half of 2005. In the second half, oil and gas prices skyrocketed while global methanol prices remained stable. As a consequence, the company was barely able to cover variable costs and during the last quarter of 2005 it incurred significant losses. One of the two lines was taken out of operation and the second one ran at bare minimum capacity to fulfil contractual commitments. As soon as alternatives for these commitments have been developed, probably by mid-2006, the second unit will also be closed and the VoF will be liquidated. Because of these developments the value of this associate has been impaired.

DSM Venturing & Business Development

DSM Venturing & Business Development participates in external start-up companies (Venturing) and initiates small businesses that gradually develop into grown-up businesses (Business Development).

Strategy
DSM Venturing & Business Development is on a constant quest for innovative businesses or technologies in the fields of life science products (nutritional products, pharmaceuticals) and performance materials.

Venturing
DSM Venturing explores new markets and technologies to strengthen DSM's activities and product portfolio. DSM Venturing plays an important part in DSM's open innovation policy and invests in activities that are of immediate or potential relevance to DSM's business groups and their current or future markets. In 2005 DSM Venturing added Oryxe Energy (fuel additives) to its portfolio, which comprises ten direct investments. Speedel (drug development), in which DSM Venturing invested in 2003, listed its shares on the Swiss Stock Exchange. DSM's participation in Sciona (genetic tests for personalized health and wellness advice with applications in nutrition, sports and skin care), which took place in 2004, signaled DSM's first steps in the field of personalized nutrition. This is one of the areas DSM will focus its innovation efforts on in the coming years. DSM Venturing is also involved in a number of venture capital funds.

Business development
Activities in which DSM Venturing & Business Development was involved in 2005 included the development of a liquid for a new generation of computer-chip-manufacturing equipment and PictoClear™, an anti-reflective coating system based on a nano-structured surface. In addition, DSM Medical Coatings was launched. This entity develops and markets innovative photo-curable polymer coatings for medical devices. DSM Venturing & Business Development also initiated a specialty packaging project and developed a number of bio-process business opportunities. Most of these activities will be further developed in the newly created *Emerging Business Areas*, as part of DSM's *Vision 2010* strategy.

Start-ups
The business group's portfolio comprises the following start-ups: Micabs® (laser marking), Hybrane® (highly branched polyester amides, used in for example oil field chemicals and cosmetics) and Premi®Test (for rapid detection of antibiotic residues in meat, fish, eggs, urine and blood). These businesses made significant progress and established stronger market positions.

Grown-ups
DSM Venturing & Business Development also manages a number of grown-ups: DSM Solutech (producer of ultra-thin but very strong Solupor® film which is used in for example fuel cells and drug delivery systems) and SBR (Styrene Butadiene Rubber). The latter was sold in 2005 because it no longer fitted in DSM's portfolio.

Noordgastransport

Noordgastransport (NGT) transports gas produced offshore through a system of pipelines from gas fields in the North Sea to a processing plant in Uithuizen in the north of the Netherlands. Here, the gas is treated so that it matches customers' specifications, before being delivered to these customers.

DSM Industrial Services

DSM Industrial Services consists of various units. Some services are provided for the Geleen site (Netherlands), others are targeted at DSM organizations all over the world. These services include technological consultancy, expertise in energy and auxiliary materials, the supply of utilities, human resources and the management of the Chemelot site in Geleen. The Copernicus project, aimed at re-organizing this activity, was completed in 2005. Manufacturing-related services have been regrouped into the new DSM Manufacturing Center (DMC). The savings objective of Copernicus, € 50 million on an annual basis, is expected to be achieved in 2006.

Stamicarbon

Stamicarbon had a successful and challenging year. It continued to be the world's leading urea licensor with a market share of approximately 70%. In 2005 Stamicarbon granted a license for a grass-roots urea plant in Egypt and for a large revamp project in China. Furthermore, it started broadening its scope as the DSM Licensing Center. Stamicarbon uses its long-standing experience to professionalize DSM's licensing-out and licensing-in activities and to create more value from intellectual property. These activities are instrumental to boosting DSM's innovation process.

EdeA

EdeA VoF owns, operates and maintains most of the production and distribution facilities for utilities (i.e. steam, power and water) at the Chemelot site in Geleen (Netherlands). EdeA VoF is a joint venture with Essent, an energy production and distribution company in which DSM's stake is 50%.

Heerlen, 8 February 2006

The Managing Board
Peter Elverding, chairman
Jan Zuidam, deputy chairman
Henk van Dalen
Feike Sijbesma
Chris Goppelsroeder

Report by the Supervisory Board of Directors to the shareholders

There were several changes in the composition of the Supervisory Board during the year under review. Mr Sosa resigned from the Supervisory Board on 6 April 2005 at his own initiative because the intercontinental travels related to his Board membership were increasingly becoming a burden to him. The Supervisory Board is grateful to Mr Sosa for his commitment to the company during his five-year membership and his constructive and valuable contribution to the Board's work. According to the rotation scheme it was Mr Müller's turn to resign. He was reappointed by the Annual General Meeting on 6 April 2005 on the understanding that – in compliance with the Dutch Corporate Governance Code – he will step down at the Annual General Meeting in 2007, as he will by then have served the maximum term of twelve years on the Supervisory Board. Mr Sonder and Mr Hochuli were appointed as Supervisory Board members by the Annual General Meeting on 6 April 2005.

On 1 April 2005 Mr Dopper stepped down as a member of the Managing Board. The Supervisory Board would like to express its sincere appreciation for all that Mr Dopper did for the company during the many years he worked for DSM, of which almost six were served on the Managing Board. The resulting vacancy on the Managing Board was filled by the appointment by the Annual General Meeting on 6 April 2005 of Mr Goppelsroeder with effect from the same date. In his previous position Mr Goppelsroeder had been responsible for DSM Nutritional Products' North American business and, as Project Director of the *VITAL* project, had supervised the integration of the acquired Roche Vitamins & Fine Chemicals business into DSM. For personal reasons, Mr Goppelsroeder has decided to relinquish his position with effect from 1 April 2006. The Supervisory Board wishes to express its appreciation for the contribution he made to the successful integration of the former Roche business within DSM and for his commitment to DSM during his period of Managing Board membership.

After having worked for DSM 29 years, of which six were served on the Managing Board, Mr Van Dalen has decided to pursue his career as Chief Financial Officer of the Dutch express, logistics and postal services group TNT with effect from 1 April 2006. The Supervisory Board would like to express its sincere appreciation for all that Mr Van Dalen has done for the company, especially for his key role in the transformation process of DSM, both during the execution of *Vision 2005* over the past five years and in the establishment of DSM's new strategic direction as outlined in the *Vision 2010 – Building on Strengths* program.

The Supervisory Board held six meetings in the presence of the Managing Board during the year under review. Each of these meetings was preceded by a private Supervisory Board meeting. The Supervisory Board also devoted a separate meeting to its profile, composition and functioning. The composition and performance of the Managing Board were also discussed at the same meeting. The meeting concluded that all members of the Supervisory Board were independent, as defined by the Dutch Corporate Governance Code, and that the competences of its individual members were in aggregate in line with the Board's profile. Virtually all Supervisory Board meetings in 2005 were attended by all its members. One of the meetings was held in China; on this occasion the Supervisory Board visited several DSM sites (in Beijing, Nanjing, Wuxi and Shanghai) and had sessions on the Chinese economic, financial, political and business environment.

The composition of the Audit Committee changed in 2005. Mr Van Woudenberg stepped down as member of the Audit Committee and was succeeded by Mr Herkströter. The Audit Committee, thus consisting of Messrs Bodt (chairman), Müller and Herkströter, met three times in 2005. The external auditor was in attendance at these meetings, and at most meetings the internal – operational – auditor was present as well.

The main topics of discussion during the Audit Committee meeting held in February were the adoption of the group's financial statements, the external auditors' comments and their assessment of DSM's annual accounts and internal control systems. In addition, various aspects relating to the conversion to IFRS were discussed. The meeting concluded that the external auditors were independent of DSM. The main topics discussed during the meeting held in June were the work of the Corporate Operational Audit department, some IFRS technicalities, Directors' & Officers' liability and the status of the *True Blue* project concerning the further upgrading of the internal control and risk management system. The possibility of a stock split was also discussed. The main agenda items during the Committee's December meeting were the provisions and impairments for 2005, an interim report by the external auditor and the Corporate Operational Audit plan for 2006. Furthermore the committee was informed about DSM's risk management system.

The composition of the Nomination and Remuneration Committee also changed. Mr Kist was appointed as member of this Committee. He succeeded Mr Bodt. The Committee, thus consisting of Messrs Herkströter (chairman), Van Woudenberg and Kist, met five times in 2005. The Committee's activities regarding remuneration are described in detail on page 64 (in the chapter on remuneration policy). The Committee made suggestions for dealing with future changes in the composition of the Supervisory Board. The Committee made a recommendation concerning the remuneration of members of the Managing Board. This recommendation was adopted by the Supervisory Board. Information on the group's remuneration policy is to be found on page 62 of this annual report.

The Supervisory Board and the Managing Board discussed company matters on a regular basis during the year under review. The Supervisory Board discussed and approved the Capital Expenditure and Financing Plan for 2005. Approval was given for the refinancing of the existing bond maturing at year-end 2005. The financial results recorded by the various company units and developments at these units were discussed at every meeting. Special attention was paid to those units that were not performing well or whose future prospects were less bright. Various meetings included a discussion of the progress made in implementing the corporate strategy adopted in 2000, as set out in *Vision 2005: Focus and Value*. Furthermore the Supervisory Board held in-depth discussions with the Managing Board on the new strategy program for the next five years. The Board approved the new strategy program, which has been named *Vision 2010 – Building on Strengths*, focusing on accelerating profitable and innovative growth of DSM's specialties portfolio. The Board supports the ambitious targets set and will see to the implementation of this strategy.

The Supervisory Board monitored the progress of the transformation and integration process at DSM Nutritional Products (formerly Roche's Vitamins & Fine Chemicals Division, which DSM acquired in 2003) and a similar program for the integration of the NeoResins business that was acquired in early 2005. The Supervisory Board supported the continuation of the collaboration with North China Pharmaceutical Group Corporation (NCPC) in Shijlazhuang, China, on the formation of a strategic alliance and the possibility of forming joint ventures for the production of vitamins and antibiotics. The Supervisory Board approved the sale of DSM Bakery Ingredients (excluding Baking Enzymes) and the share in the South African joint venture Rymco. The Board also approved the divestment of the styrene-butadiene-rubber business and the divestment of the Chilean DSM Minera iodine business.

The Supervisory Board approved the acquisition of coating resins producer Syntech, located in the Guangdong area (China). The Board also approved two major investment projects in Greenville (North Carolina, USA) for building additional capacity for the production of Dyneema® fibers.

The Supervisory Board gave its approval for the Heureka project regarding major restructuring measures at the Linz (Austria) site. The Board agreed with the asset streamlining within the DSM Pharmaceutical Products business group, leading to the closure of the South Haven (USA) site in 2007 and the mothballing of the Montreal (Canada) site.

The Supervisory Board approved the replacement of two existing stand-by credit facilities by one new facility.

The Supervisory Board agreed with a proposal that was to be presented to an extra General Meeting of Shareholders for amending the articles of association in connection with a two-for-one share split.

The Supervisory Board discussed the dividend policy in relation to the implementation of IFRS and approved the continuation of the existing policy. The Supervisory Board approved the interim dividend to be paid for 2005 and the proposal to be made to the Annual General Meeting regarding the final dividend to be paid out for 2005.

As in previous years, the Supervisory Board invited managers from a number of DSM business groups and corporate staff departments to its meetings, to present relevant developments in their units in person.

Discussions were held with the external auditor, Ernst & Young Accountants, about the financial statements and the financial reports for 2005. The Report by the Managing Board and the financial statements for 2005 were submitted to the Supervisory Board by the Managing Board, in accordance with the provisions of Article 30 of the Articles of Association, and subsequently approved by the Supervisory Board in its meeting on 8 February 2006.

The financial statements were audited by Ernst & Young Accountants, who issued an unqualified opinion (see page 133 of this report).

We submit the financial statements to the Annual General Meeting of Shareholders, and propose that the shareholders adopt them and discharge the Managing Board from all liability in respect of its managerial activities and the Supervisory Board from all liability in respect of its supervision of the Managing Board. The profit appropriation as approved by the Supervisory Board is presented on page 134 of this report.

In 2005 DSM achieved an operating profit which considerably surpassed the result of the previous years, and also succeeded in improving its safety, environmental and health performance. DSM has achieved almost all of the strategic goals set out in *Vision 2005: Focus and Value* and has successfully concluded the Group's transformation into a specialty company, realizing more stable and higher earnings. This strong foundation will enable the company to embark on the *Vision 2010 – Building on Strengths* program with confidence. The Supervisory Board wishes to express its sincere appreciation for the company's performance and would like to thank the Managing Board and all employees for all the good work done.

Heerlen, 8 February 2006

The Supervisory Board
Cor Herkströter, chairman
Henk Bodt, deputy chairman
Pierre Hochuli
Ewald Kist
Okko Müller
Claudio Sonder
Cees van Woudenberg

Corporate Organization

Supervisory Board

Cor A. Herkströter (1937, m), Chairman
First appointed: 2000. End of current term: 2008.
Position: retired; last position held: President of Koninklijke Nederlandsche Petroleum Maatschappij N.V. and Chairman of the Committee of Managing Directors of Royal Dutch/Shell Group.
Nationality: Dutch.
Supervisory directorships and other positions held: chairman of the Supervisory Board of the ING Group, chairman of the Advisory Committee on the Listing and Issuing Rules of Euronext Amsterdam N.V., trustee of the International Accounting Standards Committee Foundation (IASCF), professor of International Management at the University of Amsterdam, chairman of the Social Advisory Council of the Tinbergen Institute, member of the Advisory Council of Robert Bosch.

Henk Bodt (1938, m), Deputy Chairman
First appointed: 1996. End of current term: 2008.
Position: retired; last position held: Executive Vice President of Philips Electronics N.V.
Nationality: Dutch.
Supervisory directorships and other positions held: member of the Supervisory Boards of ASM Lithography N.V., Neopost SA and Delft Instruments N.V.

Pierre Hochuli (1947, m)
First appointed: 2005. End of current term: 2009
Position: Chairman of the Board of Directors of Devgen N.V., chairman of the Executive Committee and member of the Board of Directors of Unibioscreen S.A. and member of the Board of Directors of Oncomethylome S.A.
Nationality: Swiss.
Supervisory directorships and other positions held: Venture Partner of Polytechnos Venture-Partners GmbH.

Ewald Kist (1944, m)
First appointed: 2004. End of current term: 2008.
Position: retired; last position held: Chairman of the Managing Board of the ING Group.
Nationality: Dutch.
Supervisory directorships and other positions held: member of the Supervisory Boards of De Nederlandsche Bank N.V., Philips Electronics N.V. and Moody's Investor Services, member of the Board of Governors of the Peace Palace in The Hague (Netherlands).

Okko Müller (1936, m)
First appointed: 1994. End of current term: 2007.
Position: retired; last position held: member of the Managing Boards of Unilever N.V. and Unilever PLC.
Nationality: German.
Supervisory directorships and other positions held: Chairman of the Supervisory Board of Unilever Deutschland Holding GmbH (till 9 December 2005).

Claudio Sonder (1942, m)
First appointed: 2005. End of current term: 2009.
Position: retired; last position held: Chairman of the Managing Board of Celanese
Nationality: Brazilian and German.
Supervisory directorships and other positions held: member of the Supervisory Boards of Companhia Suzano de Papel e Celulose S.A. (Brazil), Suzano Petroquimica S.A. (Brazil), RBS-Media Group (Brazil), Cyrela Brazil Reatty S.A. (Brazil), Hospital Albert Einstein (Brazil) and member of the Board of the Ibero-America Association, Hamburg (Germany).

Cees Van Woudenberg (1948, m)
First appointed: 1998. End of current term: 2006.
Position: member of the Executive Committee of Air France.
Nationality: Dutch.
Supervisory directorships and other positions held: member of the Supervisory Boards of Transavia CV, Mercurius Group Wormerveer B.V. and Coöperatieve Vereniging Verenigde Bloemenveiling Aalsmeer B.A., member of the management committee of the Confederation of Netherlands Industry and Employers (VNO-NCW); chairman of the Dutch employers' association AWVN.

Managing Board

Peter A. Elverding (1948, m), Chairman
Position: chairman of DSM's Managing Board since July 1999; member of the Managing Board since October 1995.
Nationality: Dutch.
Supervisory directorships and other positions held: president of the European Chemical Industry Council (CEFIC), member of the Board of the American Chemical Council (ACC), member of the Supervisory Board of N.V. Nederlandse Gasunie and chairman of the Committee of Delegate Members of the Supervisory Board of N.V. Nederlandse Gasunie till 1 January 2006, vice-chairman of the Supervisory Board of De Nederlandsche Bank N.V., member of the Supervisory Board of VNU N.V., member of the General Council of the Confederation of Netherlands Industry and Employers (VNO-NCW), chairman of the management committee of Stichting Management Studies till January 2006; member of the Supervisory Board of the University of Maastricht and the Transnational University of Limburg.
e-mail: peter.elverding@dsm.com

Jan Zuidam (1948, m), Deputy Chairman
Position: deputy chairman of DSM's Managing Board since January 2001; member of the Managing Board since January 1998.
Nationality: Dutch.
Supervisory directorships and other positions held: member of the Supervisory Board and the Committee of Delegate Members of the Supervisory Board of N.V. Nederlandse Gasunie (till 1 January 2006), member of the Supervisory Board of Gamma Holding N.V., vice-chairman of the Dutch Chemical Industry Association (VNCI), chairman of the Supervisory Board of the ORBIS medicare group, chairman of the Netherlands Forum for Technology and Science; member of the Supervisory Board of the Bonnefanten Museum in Maastricht (Netherlands), chairman of the Technology Committee of the Confederation of Netherlands Industry and Employers (VNO-NCW).
e-mail: jan.zuidam@dsm.com

Henk Van Dalen (1952, m)
Position: member of DSM's Managing Board since January 2000.
Nationality: Dutch.
Supervisory directorships and other positions held: member of the Supervisory Board of Macintosh Retail Group N.V. and NIB Capital Group, member of the Supervisory Board of Stichting Verpakking en Milieu Pact (SVM) (on behalf of the Dutch polymer sector), board member of the Foundation for Responsible Entrepreneurship (SVA), member of the Board of Advisors of AIESEC Nederland, member of 'Ambassadeursnetwerk', a council set up by the Dutch government to promote women's participation in governance and leadership, member of the Advisory Council of ADL Benelux.
e-mail: henk.dalen-van@dsm.com

Feike Sijbesma (1959, m)
Position: member of DSM's Managing Board since July 2000.
Nationality: Dutch.
Supervisory directorships and other positions held: board member of EuropaBio (European Association for Biotech Industries), board member of BIO (Biotechnology Industry Organization, USA), board member of the Dutch Top Institute for Food Sciences WCFS (Wageningen Centre for Food Sciences – WCFS), member of the Supervisory Board of Utrecht University and member of the Supervisory Board of the Dutch Genomics Initiative, board member of DuVo (Dutch Food Chain Sustainability Foundation) and board member of SGCI (Swiss Society of Chemical Industry), member of the Advisory Board of RSM Erasmus University and member of the Advisory Board of ECP.NL.
e-mail: feike.sijbesma@dsm.com

Chris Goppelsroeder (1959, m)
Position: member of DSM's Managing Board since April 2005.
Nationality: Swiss.
Supervisory directorships and other positions held: None.
e-mail: christoph.goppelsroeder@dsm.com

Other corporate officers (as at 31 December 2005)

Corporate Secretary
Paul Fuchs (1946)

Directors of business groups

DSM Fine Chemicals
Henk Numan (1949)
DSM Pharmaceutical Products
Leendert Staal (1953)
DSM Anti-Infectives
Nico Gerardu (1951)
DSM Food Specialties
Rob van Leen (1957)
DSM Elastomers
Ben van Kooten (1951)
DSM Engineering Plastics
Jos Goessens (1951)
DSM Coating Resins
Don Verstegen (1944)
DSM Composite Resins
Jan Paul de Vries (1958)
DSM Fibre Intermediates
Bill Price (1944)
DSM Melamine
Hans Dijkman (1948)
DSM Agro
Renso Zwiers (1955)
DSM Energy
Frank Choufoer (1951)
DSM Venturing & Business Development
Henk Numan (1949)

Directors of corporate departments and services

Finance & Economics
Arnold Gratama van Andel (1946)
Human Resources
Ben van Dijk (1951)
Planning & Development
Hein Schreuder (1951)
Chief Innovation Officer (as of 01/01/2006)
Rob van Leen (1957)
Safety, Health, Environment & Manufacturing
John Prooi (1946)
DSM Nederland B.V. /
DSM Industrial Services
Just Fransen van de Putte (1943)
Chief Information Officer
Jo van den Hanenberg (1947)
Communications
Bernard van Schaik (1951)
President DSM China
Stefan Sommer (1959)
Chief Purchasing Officer
Ton Trommelen (1950)
Legal Affairs
Pieter de Haan (1954)
Operational Audit
Roelof Mulder (1946)
Strategic Projects
Hans van Suijdam (1950)
Strategic Projects
Frans Pistorius (1948)

Remuneration Policy as from 2005

This chapter comprises two parts. The first part outlines the remuneration policy for 2005 and subsequent years as approved by the Annual General Meeting on 6 April 2005. The second part contains details of the remuneration received in 2005.

Remuneration policy as from 2005

Objectives of remuneration policy for 2005 and onwards
The objective of DSM's remuneration policy is to attract, motivate and retain the qualified and expert individuals that the company needs in order to achieve its strategic and operational objectives.

Below, the following elements of the remuneration policy will be addressed:
- DSM strives for high performance in the field of sustainability/Triple P, finding a balance between economic gain, respect for people and concern for the environment. The remuneration policy should reflect a balance between the interests of DSM's main stakeholders as well as a balance between the Company's short-term and long-term strategy. In the light of the remuneration policy, the structure of the remuneration package for the Managing Board is designed to balance short-term operational performance with the long-term objective of creating sustainable value within the company, while taking account of the interests of all stakeholders.
- To ensure that highly skilled and qualified managers can be attracted and retained, DSM aims for a total remuneration level that is comparable to levels provided by other Dutch multinational companies that are similar to DSM in terms of size and complexity. For that purpose, external reference data are used. See below for an outline of the labor market reference group.
- The remuneration policy for the members of the Managing Board is aligned with the remuneration of other senior executives of DSM.
- In designing and setting the levels of remuneration for the Managing Board, the Supervisory Board also takes into account the relevant provisions of statutory requirements, corporate governance guidelines and other best practices applicable to DSM.

Labor Market Peer Group
In order to be able to recruit the right caliber of people for the Managing Board and to secure long-term retention of the current Board members, DSM has taken external reference data into account in determining adequate salary levels. For that purpose, a specific labor market peer group has been defined which consists of Dutch companies that are headquartered in the Netherlands and are more or less comparable to DSM in terms of size, international scope and complexity of industrial operations.

The labor market peer group consists of the following ten companies:

- Aegon
- Akzo Nobel
- Getronics
- Heineken
- KPN
- Numico
- Nutreco
- Océ
- TNT
- Wolters Kluwer

Professional independent remuneration experts have modified the raw data of the peer-group companies using a statistical empirical model, so as to make them comparable with a company the size of DSM, with the associated scope and responsibilities of the Managing Board. Peer-group data will be updated on an annual basis.

DSM operates in a competitive international industry. Therefore, DSM will also closely monitor industry-specific international developments with respect to remuneration, notably at the following companies: CIBA, Clariant, Degussa, Lonza and Solvay.

The European industry peer group is influenced by factors such as the type of organization and the organizational superstructure of these companies. Therefore in assessing DSM pay levels, the peer data are used with caution, as they do not reflect the specific organizational structure of DSM.

Below, the various remuneration components are addressed separately.

Base Salary
On joining the Board, the Managing Board members receive a base salary that is comparable with the median of the labor market peer group. Every year base salary levels are reviewed. Adjustment of the base salary is at the discretion of the Supervisory Board, which takes into account external and internal developments.

Bonus
Managing Board members can earn a bonus amounting to 50% of their annual base salary for on-target performance. Under the bonus plan, the part of the bonus that is related to financial targets accounts for 35% of base salary, which can increase to 52.5% in the case of an exceptionally good financial performance.

The part of the bonus that is not related to financial targets accounts for 15% of the base salary and cannot increase beyond that.

Bonus part linked to financial targets
The part of the bonus that is linked to financial targets includes elements related to operational performance, being operating profit and free cash, reflecting short-term financial results, in addition to CFROI. The balance of the financial elements of the bonus is CFROI 17.5%, operating profit 10% and free cash 7.5% of annual base salary for on-target performance.

	On-target pay-out (% of base)	Maximum pay-out (% of base)
Financial targets:		
- CFROI	17.50	26.25
- Operating Profit	10.00	15.00
- Free Cash	7.50	11.25
Non-financial targets	15.00	15.00
total	50.00	67.50

CFROI
The definition of CFROI has been established in such a way that the realization of the CFROI target can be derived from the financial information in the annual report and is as follows[4]:

$$\frac{\text{recurring EBITDA – related annual tax – economic depreciation (1\%)}}{\text{gross asset base (incl. working capital)}}$$

CFROI focuses on value realization and creation compared with the Weighted Average Cost of Capital (WACC) established for DSM.

4 Recurring EBITDA is defined as: EBIT excluding exceptional items plus depreciation and amortization as reported in the profit and loss account. Related annual tax is defined as taxes paid minus the effect of exceptional items as reported in the statement of income. Economic depreciation is defined as a 1% charge on the historic value of intangible assets and property, plant and equipment as reported in the balance sheet (see notes 9 and 10 to the consolidated financial statements). Working capital is defined as inventories plus receivables minus other current liabilities as reported in the balance sheet. The 1% charge represents the fund to be formed to replace the average asset mix after economic lifetime ends. Gross asset base is defined as the historic value of property, plant and equipment and intangible assets plus average annualized working capital.

Operational performance
There are two financial-target-related bonus elements that allow for a focus on short-term operational targets: operating profit and cash. These can be derived from the financial statements and are defined as follows:

- Operating profit: EBIT excluding exceptional items.
- Free cash, defined as cash from operating activities minus capital expenditure (as shown in the cash flow statement) and minus the average dividend paid in the previous three years.

The company is of the opinion that the combination of CFROI (value realization and creation), operating profit and free cash adequately reflects the company's financial performance. Targets will be determined each year by the Supervisory Board, based on historical performance, the operational and strategic outlook of the company in the short term and expectations of the company's management and stakeholders, among other things. The targets contribute to the realization of the objective of long-term value creation.

In determining the realization of the operating-profit target, a (partial) adjustment mechanism for sensitivity to the euro/dollar ratio will apply. The company will not disclose the actual targets, as they qualify as commercially sensitive information.

Besides financial targets, 15% of the base salary is related to non-financial targets. These targets will be defined in areas relating to the strategic development of the company and Triple P, among other things.

Stock Incentives
The stock incentive plan has been adjusted with effect from 2005. Non-performance-related options and a part of the performance-related options have been replaced by performance shares, up to an equal balance of stock options and performance shares in terms of economic value (calculated by independent specialists on the basis of the Black-Scholes method and the weighted-probability method). Both stock options and performance shares operate on the basis of the same performance schedule.

The vesting of stock options and performance shares is conditional on the achievement after three years of previously determined target levels of Total Shareholder Return (TSR) compared to the peer group.

The Chairman will receive 10,000 performance shares and 37,500 performance options; the members of the Board will receive 8,000 performance shares and 30,000 performance options.

Exercise/Grant price
The stock options and shares are granted on the first 'ex dividend' day following the Annual General Meeting at which DSM's annual accounts are adopted. The exercise price/grant price of the stock incentives will be equal to the opening price of the share on the date of grant.

TSR as a performance measure
DSM's TSR performance is compared to the average TSR performance of a set of pre-defined peer companies. TSR measures the returns received by shareholders and captures both the change in a company's share price and the value of dividend income. This measure is used as it assesses long-term value creation by the company.

The TSR peer group for 2005 consists of the following companies:

- Akzo Nobel
- BASF
- Bayer
- CIBA Spezialitätenchemie
- Clariant
- Degussa
- EMS Chemie Holding
- ICI
- Lanxess
- Lonza Group
- Rhodia
- Solvay

This peer group is not the same as the one used for determining remuneration levels. The latter is chosen to reflect the relevant labor market. Compared with the peer group for 2004, Lanxess has been added to this group after its spin-off from Bayer.

The peer group used for benchmarking TSR performance reflects the relevant market in which the company competes for shareholder preference. It includes sector-specific competitors which the Supervisory Board considers to be suitable benchmarks for DSM. The peer group is verified by the Supervisory Board each year based on market circumstances (mergers, acquisitions) which determine the appropriateness of the composition of the performance peer group.

In view of the evolution of DSM, its portfolio development and industry context, the Supervisory Board has reconsidered the composition of the peer group for 2006. Bayer will be excluded, whilst Danisco/ Genencor and Novozymes will be included in the peer group.

Performance with regard to TSR will remain the criterion for the vesting of stock options and performance shares.

Depending on DSM's performance compared to the peer group a certain number of options will become exercisable and a certain number of shares will be unconditionally awarded. The stock options can be kept for a maximum of eight years (including the three-year vesting period) while the shares shall be retained by the members of the Managing Board for a period of at least five years (after the three-year vesting period) or at least until termination of employment if this period is shorter. The final performance of DSM versus its peers will be determined and validated by a bank and audited by the external auditor at the end of the performance period.

Performance incentive zone
The number of options and shares that become unconditional after three years is determined on the basis of DSM's performance relative to the average TSR performance of the peer group. The difference between DSM's performance and the peer group's performance (in percentage points) determines the vesting.

The following table gives an overview of the vesting conditions.

DSM performance minus peer group performance in % points	Percentage of performance-related stock options that become exercisable and shares awarded
≥ 20	100 %
≥ 10 and < 20	75 %
≥ -10 and < 10 (Target)	50 %
≥ -20 and < -10	25 %
< -20	0 %

Pensions
The members of the Managing Board are participants in the Dutch pension fund "Stichting Pensioenfonds DSM Chemie (PDC)". PDC operates similar pension plans for various DSM companies. The pension provision of the Managing Board is equal to the pension provision for the employees of DSM Limburg BV and executives employed in the Limburg area.

Due to changes in legislation with respect to pre-pensions, the pension plans of PDC have been revised with effect from 1 January 2006. Since the Managing Board members are participants in the PDC pension plans, these changes apply to the Managing Board as well.

The non-pension early-retirement scheme and the temporary individual pension scheme will be revised too.

For members of the Managing Board born before 1 January 1950 (Peter Elverding and Jan Zuidam) continuation of the present pension plans will be possible. Continuation of the present plans will not be possible for other Board members. For Henk van Dalen and Feike Sijbesma a transitional arrangement will be applicable. As a result, retirement before the age of 65 will remain possible. Chris Goppelsroeder only participates in the plan with a retirement age of 65.

Employment Contracts

Term of employment
The employment contracts of the members of the Managing Board appointed before 1 January 2005, have been entered into for an indefinite period of time. Newly appointed members of the Managing Board are also offered an employment contract for an indefinite period of time. The employment contract ends on the date of retirement or by notice of either party.

Term of appointment
Members of the Managing Board appointed before 1 January 2005 are appointed for an indefinite period of time. New members of the Managing Board (after 1 January 2005) will be appointed for a period of four years as Board Member. Newly appointed members are subject to reappointment by the shareholders after a period of four years.

Notice period
Termination of employment by a member of the Managing Board is subject to three months' notice. A notice period of six months will for legal reasons be applicable in the case of termination by the company.

Severance arrangement
There are no specific contractual exit arrangements for the members of the Managing Board appointed before 1 January 2005. Should a situation arise in which a severance payment is appropriate for these Board members, the Nomination and Remuneration Committee will recommend the terms and conditions. The Supervisory Board will decide upon this, taking into account usual practices for these types of situations, as well as applicable laws and corporate governance requirements.

The employment contracts of newly appointed members of the Managing Board (after 1 January 2005) will include an exit arrangement provision which is in accordance with best practice provision II.2.7. of the Dutch Corporate Governance Code (i.e. a sum equivalent to the fixed annual salary, or if this is manifestly unreasonable in the case of dismissal during the first term of office, two times the fixed annual salary).

Remuneration 2005

Nomination & Remuneration Committee
The Nomination & Remuneration Committee (hereinafter referred to as 'the Committee') reviews the remuneration policy on a regular basis and proposes changes to this policy to the Supervisory Board. The Committee consists entirely of Supervisory Board members. Its members are Mr Herkströter (Chairman), Mr Kist and Mr Van Woudenberg. The Corporate Vice President Human Resources acts as the Secretary to the Committee.The Committee met five times in 2005. During these meetings it discussed the remuneration for 2005 for the Managing Board. The Committee also defined targets for the bonus plan and assessed the degree to which the members of the Managing Board had achieved their targets for the previous year. The Committee made recommendations for stock options and performance shares to be granted to the Managing Board. The Committee also discussed proposals to revise the pension scheme for the Managing Board. Finally, the Committee discussed the changes in the Managing Board (Jan Dopper and Chris Goppelsroeder).

Remuneration 2005
The remuneration package for the Managing Board is subject to annual review. The market competitiveness of the remuneration package of the Managing Board for 2005 was reviewed, based on the Dutch labor market peer group. The data below reflect the July 2005 remuneration levels. All values are denominated in euros.

Target bonus and stock option grants are expressed as a percentage of base salary. The remuneration data are regressed to reflect the size and scope of DSM. Stock incentive valuations are based on the Black-Scholes method.

Furthermore, data are presented as median actual levels.

Benchmark against Dutch labor market peer group 2005

Managing Board Chairman	DSM	Peer group median
Base salary	612,000	750,000
Bonus at target (%)	50%	65%
Total Cash at target	918,000	1,237,500
Annualized Stock Incentive Value (%)	34%	65%
total Direct Compensation	1,126,080	1,725,000

Board member	DSM	Peer group median
Base salary	470,000	470,000
Bonus at target (%)	50%	60%
Total Cash at target	705,000	752,000
Annualized Stock Incentive Value (%)	36%	50%
total Direct Compensation	874,200	987,000

Base salary in 2005
The Committee reviewed whether circumstances justified an adjustment of the base salary levels. Based on the 2005 benchmark against the peer group, it was established that the base salary for the chairman was at the lower quartile whilst the members of the Managing Board were around the median level. Although a gradual move toward the median level of the external benchmark is part of the policy, no extra increase was effectuated on 1 January 2005. External and internal circumstances however justified a modest general increase of the base salary with effect from 1 July 2005 to cope with inflation and labor market developments. The base salary was increased by 2% with effect from 1 July 2005.

In order to move closer towards the median level of the benchmark a 5% increase of the base salary of the chairman will be effectuated on 1 January 2006. After this increase, the gap with the median of the market for the chairman remains considerable.

Bonus for 2005
Bonus targets are revised annually so as to ensure that they are stretching but realistic. Considerations regarding the performance targets are influenced by the operational and strategic course taken by the company and are directly linked to the company's ambitions. The targets are determined at the beginning of the year for each Board member.

Target bonus level and pay-out
When they achieve all their targets, Managing Board members receive a bonus of 50% of their annual base salary. Outstanding financial performance can increase the bonus level to 67.5% of the annual base salary.

The 2005 annual report presents the bonuses that have been earned on the basis of results achieved in 2005. These bonuses will be paid out in 2006.
The Supervisory Board has established the extent to which the targets for 2005 were achieved. The targets relating to the group's financial performance were all met and partially even exceeded. The other, non-financial targets were also fully realized. The average realization percentage was 62.5%.

See page 68 for tabular overviews on the actual bonus pay-out per individual Board member in 2005.

To move further towards the median level of the benchmark, the at-target bonus percentage for all members of the Managing Board will be increased from 50% to 60% with effect from 1 January 2006. After this increase, there is still a gap for the chairman, whilst the members will be at the median of the 2005 benchmark.

Stock options and (performance) shares in 2005

Stock incentives granted in 2005
In 2005 performance-related stock options and performance shares were granted to the Managing Board. The respective stock incentives were granted on April 8, 2005 against an exercise/grant price (after stock split) of € 29.05. The table below shows the number of stock incentives granted to the individual Board members:

	Number of stock incentives granted*	
	Stock options	Performance shares
Peter Elverding	37,500	10,000
Jan Zuidam	30,000	8,000
Henk van Dalen	30,000	8,000
Feike Sijbesma	30,000	8,000
Chris Goppelsroeder	30,000	8,000

* After stock split.

Vesting of stock incentives in 2005
In 2005, besides the regular vesting of non-performance-related options, all performance-related options granted in 2002 vested on the basis of DSM's performance relative to the aforementioned peer group (≥ 20%).

Outstanding and exercised stock incentives in 2005
The tables below show the stock incentives positions of the individual members of the Managing Board and the rights exercised during 2005.

Overview of Stock options/ Stock Appreciation Rights (SARs) *

Peter Elverding		outstanding at December 31 2004	during 2005 granted	during 2005 exercised	during 2005 vested	during 2005 forfeited	outstanding at December 31 2005	exercise price	average share price at exercise
Vested stock options[1]:	1999	36,000		-36,000			0	13.005	31.445
	2000	45,000					45,000	18.240	
	2001	75,000					75,000	19.990	
	2002	0			75,000		75,000	23.505	
Unvested stock options:	2002	75,000			-75,000		0	23.505	
	2003	75,000					75,000	18.195	
	2004	75,000					75,000	17.895	
	2005[2]		37,500				37,500	29.050	
	Total	381,000	37,500	-36,000	0	0	382,500		

Jan Zuidam		outstanding at December 31 2004	during 2005 granted	during 2005 exercised	during 2005 vested	during 2005 forfeited	outstanding at December 31 2005	exercise price	average share price at exercise
Vested stock options[1]:	1999	36,000		-36,000			0	13.005	31.445
	2000	36,000					36,000	18.240	
	2001	60,000					60,000	19.990	
	2002	0			60,000		60,000	23.505	
Unvested stock options:	2002	60,000			-60,000		0	23.505	
	2003	60,000					60,000	18.195	
	2004	60,000					60,000	17.895	
	2005[2]		30,000				30,000	29.050	
	Total	312,000	30,000	-36,000	0	0	306,000		

Henk van Dalen		outstanding at December 31 2004	during 2005 granted	during 2005 exercised	during 2005 vested	during 2005 forfeited	outstanding at December 31 2005	exercise price	average share price at exercise
Vested stock options[1]:	1999	22,500		-22,500			0	13.005	26.595
	2000	36,000		-36,000			0	18.240	30.672
	2001	60,000					60,000	19.990	
	2002	0			60,000		60,000	23.505	
Unvested stock options:	2002	60,000			-60,000		0	23.505	
	2003	60,000					60,000	18.195	
	2004	60,000					60,000	17.895	
	2005[2]		30,000				30,000	29.050	
	Total	298,500	30,000	-58,500	0	0	270,000		

Feike Sijbesma		outstanding at December 31 2004	during 2005 granted	during 2005 exercised	during 2005 vested	during 2005 forfeited	outstanding at December 31 2005	exercise price	average share price at exercise
Vested stock options[1]:	1999	15,000		-15,000			0	13.005	31.000
	2000	22,500		-22,500			0	18.240	31.000
	2001	60,000					60,000	19.990	
	2002	0			60,000		60,000	23.505	
Unvested stock options:	2002	60,000			-60,000		0	23.505	
	2003	60,000					60,000	18.195	
	2004	60,000					60,000	17.895	
	2005[2]		30,000				30,000	29.050	
	Total	277,500	30,000	-37,500	0	0	270,000		

Chris Goppelsroeder		outstanding at December 31 2004	during 2005 granted	exercised	vested	forfeited	outstanding at December 31 2005	exercise price	average share price at exercise
Unvested SARs:	2003	59,000					59,000	19.770	
	2004	59,000					59,000	17.895	
Unvested stock options:	2005[2]		30,000				30,000	29.050	
	Total	118,000	30,000	0	0	0	148,000		

Jan Dopper		outstanding at December 31 2004	during 2005 granted	exercised	vested	forfeited	outstanding at December 31 2005	exercise price	average share price at exercise
Vested stock options:	1999	27,000		-27,000			0	13.005	26.750
	2000	36,000					36,000	18.240	
	2001	60,000					60,000	19.990	
	2002	0			40,000		40,000	23.505	
	2003	0			40,000		40,000	18.195	
	2004	0			40,000		40,000	17.895	
Unvested stock options[3]:	2002	60,000			-40,000	-20,000	0	23.505	
	2003	60,000			-40,000	-20,000	0	18.195	
	2004	60,000			-40,000	-20,000	0	17.895	
	Total	303,000	0	-27,000	0	-60,000	216,000		

* After stock split.

(1) All stock incentives (performance related as well as non-performance related) may only vest three years after the granting date.

(2) Vesting of all stock incentives granted since 2005 is performance related.

(3) At retirement date 2/3 of all unvested stock options become exercisable and 1/3 are forfeited.

Restricted Shares

Peter Elverding		outstanding at December 31 2004	during 2005 granted	vested	forfeited	outstanding at December 31 2005	share price at date of grant
Unvested[1]:	2005	0	10,000			10,000	29.050
Total		0	10,000			10,000	

Jan Zuidam		outstanding at December 31 2004	during 2005 granted	vested	forfeited	outstanding at December 31 2005	share price at date of grant
Unvested[1]:	2005	0	8,000			8,000	29.050
	total	0	8,000			8,000	

Henk van Dalen		outstanding at December 31 2004	during 2005 granted	vested	forfeited	outstanding at December 31 2005	share price at date of grant
Unvested[1]:	2005	0	8,000			8,000	29.050
	total	0	8,000			8,000	

Feike Sijbesma		outstanding at December 31 2004	during 2005 granted	vested	forfeited	outstanding at December 31 2005	share price at date of grant
Unvested(1):	2005	0	8,000			8,000	29.050
	total	0	8,000			8,000	

Chris Goppelsroeder		outstanding at December 31 2004	during 2005 granted	vested	forfeited	outstanding at December 31 2005	share price at date of grant
Unvested[1]:	2005	0	8,000			8,000	29.050
	total	0	8,000			8,000	

(1) Vesting of all stock incentives granted since 2005 is performance related.

Remuneration 2005

Shares
At year-end 2005 the members of the Managing Board together held 1,836 shares in Royal DSM N.V.

Pensions in 2005
The members of the Managing Board are participants in the Dutch pension fund "Stichting Pensioenfonds DSM Chemie" (PDC).

The retirement age is 65. PDC operates two different schemes: a pre-pension scheme providing benefits between age 62 and 65 and a basic pension scheme for old-age pension benefits as of age 65. The latter scheme is a defined-benefit final-pay scheme. Old-age pension rights are accrued according to vested years of service. Only base salary, after deduction of an offset, is pensionable. In 2005 this offset was € 20,231.

The accrual of pension rights in the salary range between the offset and € 50,810 amounts to 1.75% per annum, and in the salary range above € 50,810 to 1.55% per annum. The basic pension scheme includes entitlement to a pension and a waiver of pension contributions in the event of disability, as well as a spouse's/dependants' pension on death. Contribution to this basic pension scheme is a flat-rate percentage of pensionable salary. The scheme participants contribute a pension premium of 4% of base salary above € 50,810.

The pre-pension scheme (PPS) is basically a defined contribution scheme, in which benefits are based on the contributions paid by the participants. The scheme guarantees a pre-pension income of 75% of base salary from age 62, provided that the participant has paid the full contribution.

Since July 1999 a (temporary) individual scheme has been applied to members of the Managing Board, aimed at accruing additional pension rights (as of age 65). The company pays a premium of 4.5% of the monthly base salary. This scheme is intended to compensate for the fact that an old-age pension of max. 60% of the pensionable salary will normally be attainable only after 40 years of service. Old-age pension rights are accrued according to vested years of service. In practice most current members of the Managing Board will not reach 40 years of service and therefore their maximum attainable old-age pension will be less than 60% of their base salary and an even lower percentage of their total compensation (including bonuses and stock options).

Early retirement plan
In addition to the pension provisions as set out above, DSM operates a non-pension early-retirement scheme for the members of the Managing Board. Early retirement is possible from the age of 60 if the Supervisory Board decides so. The early-retirement income is 80% of base salary during the first six months of payment and 75% thereafter. The early-retirement benefit stops at age 65. The total attainable early-retirement income is determined taking into account as an offset the benefits from the pre-pension scheme operated by PDC. The early-retirement benefits do not accrue or vest. The early-retirement scheme is non-contributory.

Loans
The Company does not provide any loans to members of the Managing Board. There are therefore no loans outstanding.

Total remuneration
The total remuneration (including pension costs and other commitments) of Managing Board members amounted to € 3.9 million in 2005 (2004: € 3.4 million). The increase of € 0.5 million is mainly due to a higher bonus pay-out in 2005 (results DSM 2004).

Overview of Remuneration 2005 – Managing Board
The tables below show the remuneration paid to the Managing Board in 2005.

Fixed Annual Salary in €	01.07.2004	01.07.2005
Peter Elverding	599,760	612,000
Jan Zuidam	461,040	470,000
Jan Dopper (until 01.04.05)	461,040	n.a.
Henk van Dalen	461,040	470,000
Feike Sijbesma	461,040	470,000
Chris Goppelsroeder (as from 01.04.05)	n.a.	470,000

Bonus in €	2005[1]	2004[2]
Peter Elverding	378,675	215,914
Jan Zuidam	290,950	165,974
Jan Dopper (until 01.04.05)	31,380[3]	165,974
Henk van Dalen	290,950	165,974
Feike Sijbesma	290,950	165,974
Chris Goppelsroeder (as from 01.04.05)	218,913[4]	n.a.

1 Based on results achieved in 2005 and therefore payable in 2006.
2 Bonus paid in 2005 based on results achieved in 2004.
3 Bonus paid in 2005 based on estimated results achieved in Q1-2005.
4 Pro-rated bonus based on results achieved in 2005.

Pension

	Pension costs (employer)		Accrued pension as of age 65	
in €	2005	2004	31-12-2005	31-12-2004
Peter Elverding	111,482	110,289	283,206	274,162
Jan Zuidam	86,148	85,250	225,192	218,298
Jan Dopper (until 01.04.05)	21,401	85,250	n.a.	190,149
Henk van Dalen	86,148	85,250	200,490	193,596
Feike Sijbesma	86,148	85,250	140,745	133,851
Chris Goppelsroeder (as from 01.04.05)	48,304	n.a.	48,830	n.a.

Overview of Remuneration in 2005
– Supervisory Board
The remuneration package of the Supervisory Board comprises an annual fixed fee and an annual committee membership fee. The fixed fee for the Chairman of the Supervisory Board is € 50,000. The members of the Supervisory Board each receive a fixed fee of € 35,000. Committee membership is awarded € 5,000 per member and € 7,500 per committee for the Chairman.

In accordance with good corporate governance, the remuneration of the Supervisory Board is not dependent on the results of the Company. This implies that neither stock options nor shares are granted to Supervisory Board members by way of remuneration.

If any shareholdings in DSM are held by Supervisory Board members, they serve as a long-term investment in the Company. At year-end 2005 the members of the Supervisory Board together held 8,084 shares in Royal DSM N.V.

The Company does not provide any loans to its Supervisory Board members.

Rules have been adopted governing ownership and reporting on transactions in securities (other than securities issued by DSM) by Supervisory Board members.

The table below gives an overview of the remuneration paid to the Supervisory Board in 2005.

Supervisory Board Remuneration 2005

in €	Annual fixed fee	Committee fee	Total
Cor Herkströter, Chairman	50,000	11,250	61,250
Henk Bodt, Deputy Chairman	35,000	8,750	43,750
Okko Müller	35,000	5,000	40,000
Enrique Sosa **	8,750	0	8,750
Cees van Woudenberg	35,000	6,250	41,250
Ewald Kist	35,000	3,750	38,750
Claudio Sonder *	26,250	0	26,250
Pierre Hochuli *	26,250	0	26,250
TOTAL	251,250	35,000	286,250

* Supervisory Board member since 06.04.05.
** Supervisory Board member until 06.04.05.

The table below shows the Committee membership of the Supervisory Board members in 2005. Mr Herkströter chairs the Nomination and Remuneration Committee, whilst Mr Bodt is the chairman of the Audit Committee.

Committee membership

	Audit Committee	Nomination & Remuneration Committee
Cor Herkströter	X*	X
Henk Bodt	X	X**
Okko Müller	X	
Enrique Sosa		
Cees van Woudenberg	X**	X
Ewald Kist		X*
Claudio Sonder		
Pierre Hochuli		

* Since 06.04.05.
** Until 06.04.05.

In the 2004 annual report, an extensive account was given of the way in which DSM conducts its governance, risk management and control. In this section, the main elements are reported, the overall governance framework is described, and the risk management and control system is explained.

Web link
Detailed Corporate governance information can also be found at www.dsm.com : Governance

Organization

Royal DSM N.V. is a public limited company with a Managing Board and an independent Supervisory Board. The Managing Board is responsible for the company's strategy, its portfolio policy, the deployment of human and capital resources and the company's financial performance as based on these factors.

The Supervisory Board supervises the policy pursued by the Managing Board, the Managing Board's performance of its managerial duties and the company's general state, taking account of the interests of all the company's stakeholders. The annual financial statements are approved by the Supervisory Board and then submitted for adoption to the Annual General Meeting of shareholders, accompanied by an explanation by the Supervisory Board of how it carried out its supervisory duties during the year concerned.

Members of the Managing Board and the Supervisory Board are appointed (and, if necessary, dismissed) by the Annual General Meeting of shareholders.

DSM fully informs its stakeholders about its corporate objectives, the way the company is managed and the company's performance. Its aim in doing so is to pursue an open dialog with its shareholders and other stakeholders.

DSM has a decentralized organizational structure built around business groups that are empowered to carry out all business functions. This structure ensures a flexible, efficient and fast response to market changes. DSM Nutritional Products is a separate entity. At the corporate level, DSM has a number of staff departments to support the Managing Board and the business groups. The services of a number of shared service departments and DSM Research and intra-group product supplies are contracted by the business groups at market prices.

Dutch Corporate Governance Code

DSM supports the Dutch Corporate Governance Code (Tabaksblat Code), and applies all but one of the 113 Best Practices. The only exception is Best Practice III.5.11, which stipulates that the remuneration committee shall not be chaired by the chairman of the Supervisory Board. This exception has been discussed in the Annual General Meeting of shareholders, where it met no objections. All documents related to the implementation at DSM of the Dutch Corporate Governance Code, can be found at the corporate website (www.dsm.com).

Governance Framework

The figure below depicts DSM's overall governance framework. It shows how responsibilities are divided over the various levels of the company and lists some of the most important governance elements and regulations at each level.

The relationship between the Managing Board and the operational units (business groups, corporate staff departments and central service units) is described by the governance and risk management and control framework that the Managing Board has established and to which the operational units adhere.

The most important governance elements of this framework are:

- The DSM Values to which both the Managing Board and the operational units adhere.
- The governance model, including the charters of several functional Boards, specifying the basic organizational structure and division of responsibilities between Managing Board and operational units.
- The Corporate Strategy Dialog (CSD), specifying the strategic direction and objectives of the corporation and Business Strategy Dialogs (BSD). establishing unit strategy and objectives
- Policies and Multi-Year Plans in several functional areas.
- The Corporate Requirements.

Within the responsibilities as defined by the governance model and in the context of the strategies and policies of the company, the operational units have the freedom to operate within the limits set by the Corporate Requirements (and of course in compliance with all applicable national or international laws and regulations). These corporate requirements form the basis for systematic risk management and internal control at the operational level. If a special situation calls for it, the Corporate Requirements are extended by so-called Management Directives (e.g. a travel ban for security reasons).

Compliance with the Corporate Requirements and the effectiveness of the risk management and internal control system are discussed regularly between Managing Board and operational units. On average once every three years, the units are also audited by Corporate Operational Audit (COA). The director of the COA department reports to the Chairman of the Managing Board and has the authority to consult with the Chairman of the Audit Committee. Furthermore, the director of COA acts as the compliance officer with regard to inside information and is the chairman of the DSM Alert Committee, which implements the whistle-blower policy.


Share-holders
Articles of Association
Supervisory Board
- Regulations of the Supervisory Board
- Charter of the Audit Committee
- Charter of the Remuneration Committee
Managing Board
Unit Management

Note: all internal regulations apply in addition to applicable national and international laws and regulations. In cases where internal regulations are incompatible with national or international laws and regulations, the latter prevail.

Risk Management System

Managing Board Level
DSM's risk management and internal control system is based on the Enterprise Risk Management framework of the Committee of Sponsoring Organisations of the Treadway Commission (COSO ERM), and covers the eight risk management elements identified in that framework.

The COSO ERM risk management elements

- internal environment
- objective setting
- event identification
- risk assessment
- risk response
- control activities
- information & communication
- monitoring

By instituting the governance structures as described above and specifying a risk management and internal control framework for the operational units, the Managing Board has established the internal environment for enterprise risk management. The DSM Values and Requirements as well as policies in the field of finance and economics (page 74), human resources, safety, health and environment (SHE), security and legal affairs define the 'tone at the top' with regard to ethical behavior and doing business.

Strategies are established for every unit and translated into clear objectives, amongst others, with regard to business, markets, innovation, financial results, SHE and social matters. The objectives are reviewed in the Annual Strategic Review for the corporation as well as at unit level.
Performance and compliance are monitored consistently in discussions between accountable management and the Managing Board.

The Corporate Strategy Dialog, executed every three to five years, includes an elaborate process for the identification and assessment of risks and the definition of responses at the corporate level. These are updated in an annual Corporate Risk Assessment.

Operational Unit Level
The Corporate Requirements form the basis for systematic risk management and internal control at the operational level. They are structured as follows:


DSM Values
Introduction to the DSM Corporate Requirements
Unit Risk Management Requirements
Functional Requirements
Strategy
Legal
Finance and Economics
Safety, Health and Environment
External Communications
Security
Information and Communication Technology
Research, Technology and Development
Project Management
Pensions
Business Process Requirements
Order to Cash
Purchase to Pay
Demand Supply Chain Management
Manufacturing

The application of the Corporate Requirements leads to systematic risk management and internal control. The Unit Risk Management (URM) Requirements 'govern' the whole system and are the backbone of the internal environment for risk management in the operational units.

They require that:
- a risk management system be put in place.
- risks be identified and assessed and risk responses chosen.
- compliance with applicable law and Corporate Requirements be monitored and deviations corrected.
- reporting of control failures be encouraged and identified material risks be reported immediately.
- the effectiveness of the risk management system be assessed and reported, together with the compliance status, in an annual Letter of Representation.

The Corporate Requirements require that Corporate Policies are translated into policies for the operational units. They also stipulate that management should take the lead and give the example, and should keep the employees accountable for compliance. In this way the "tone at the top" is cascaded downward in the organization.

Each operational unit executes a Business Strategy Dialog (BSD) at regular intervals. The outcome of this strategic process is translated into clear objectives for financial as well as other functional and business fields. As part of the BSD, events are identified that could influence the risk profile of the business. It is an important aspect of the DSM risk management and internal control system that it provides for the assessment, control and monitoring of risks in two ways:

– Common Risk and Common Controls
In companies such as DSM, a large part of the identifiable risks are directly linked to the nature of the operations. DSM has chosen to identify and assess these common risks and design common controls for them. These mandatory common controls are part of the Corporate Requirements and cover all functional fields. Especially in the field of the primary flow of goods and products and the related financial control processes, but also in some supportive processes, implementation is supported by standard ICT solutions. In these cases, the controls are built into so-called standard business processes. A special tool (DSM i2i) supports the monitoring of the effectiveness of a number of key controls in these standard business processes.

Through this concept of common risks and common controls, control or mitigation of a large number of risks is achieved in an efficient and effective way.

– Business-specific risks and responses
According to the Unit Risk Management Requirements, operational units are nevertheless required to carry out risk assessments following every BSD. These assessments are aimed at identifying and designing responses to risks that are not covered by the common controls as described above. In these cases specific responses have to be identified and controls have to be implemented and monitored.

A business continuity plan needs to be prepared for an effective response to all risks with a potentially serious impact which, although they have a very low chance of occurring, cannot be excluded altogether.

The corporate Policies and Requirements and their implementation in the operational units are the subject of mandatory training and specific attention is given to communication about risks, also, for example, in job hand-over procedures at senior management levels.

To help the operational units in implementing the risk management and internal control system, the DSM Business System Portal has been developed (see figure below).

The portal is made available to them on the DSM intranet and all relevant Policies, Requirements, practices and standard business processes are to be found under the respective buttons. The operational units have to copy the portal for their own use and can add unit-specific Policies, Requirements and practices and make links to documents archived, such as documents describing standard operating procedures.

Application of the system
Of course, having a suitable risk management system only leads to the desired degree of control if it is effectively applied. Below, the implementation of the system and the way in which the effectiveness of implementation is monitored is described for each COSO ERM category: strategic, operational, reporting and compliance.


DSM Values
Corporate Requirements
Strategy
BG Requirements
BG Organization
BG Policies
Performance
Risk & Control Assessments
CSD
BSD
VBBS
HRM
RT&D-Business Dev.
QESH, Security & Regulatory
Project management
PtP
Manufacturing
PtO
OtC
Demand Supply Chain Management
BIM & ICT-security
Asset management
Legal Affairs
Finance & control
People
Planet
Profit
Monitoring and continuous improvement

Strategic
In the DSM risk management and internal control system, a great deal of attention is given to ensuring that the strategic direction is clear at all times. At the corporate level the strategic choices for the company are made through an elaborate process, the Corporate Strategy Dialog (CSD). The strategy is translated into concrete targets, financial and otherwise, the attainment of which will be checked in annual strategic reviews. A similar process (BSD) takes place in the operational units. In this way DSM attempts to ensure that it understands the extent to which its strategic objectives are being achieved.

Operational
Operational risks are identified through Process Risk Assessments and categorized as either business-specific or common; in the latter case the controls are prescribed in the Corporate Requirements and, if applicable, implemented through a standard business process. Policies and plans are drawn up for each relevant operational field, based on the chosen strategy. Fulfillment of these plans is monitored and reported at least on a quarterly basis and revised forecasts are made. In this way, surprises with regard to the operational results should be avoided.

The business processes themselves, however, should also be reliable. Each step in a process and its related risks must be defined and controls must be put in place. DSM has developed and implemented standard business processes; in these processes the necessary internal control is "designed in"

For units that have not yet implemented the standard business processes, the Corporate Requirements describe which controls need to be implemented as a minimum.

Reporting
To ensure reliable financial reporting there are detailed accounting and reporting requirements and related annexes specifying amongst other things reporting time schedules and formats, the DSM Chart of Accounts, the IFRS-compliant DSM Accounting Rules and the format for a quarterly affidavit, to be signed by the Financial Director of each unit.

The financial control process has also been translated into a standard business process, with 'built in' internal controls such as authorizations and segregations of duty, mandatory control reports and documented procedures.

Compliance
In its Corporate Requirements, DSM puts much emphasis on compliance with internal rules as well as applicable external laws and regulations. The text under the heading 'Management Leadership' in the Human Resources section of the Requirements reads:

"Management is visibly committed to and, wherever applicable, leads by example in, achieving full compliance with the DSM Values and Requirements and (local) legislation. Management ensures that systems, specific information and expertise are available for its employees to ensure compliance. It keeps its employees accountable for compliant behavior. To support this, it has a policy in place with regard to the consequences".

Compliance with the internal requirements and external laws is monitored consistently. A special program on the assessment and reporting of SHE compliance is in place. In the field of compliance with Competition Law an awareness program is run and relevant people have to sign for compliance.

Financial Policy

As a basis for and contribution to effective risk management and to ensure that the company will be able to pursue its strategies even during periods of economic downturn, DSM retains a solid financial policy.

One of the key targets of *Vision 2010* is to achieve a cash flow return on investment (CFROI, see definition on page 62) which is at least 50 base points higher than the weighted average cost of capital (WACC). DSM further aims for a net debt which is between 30 and 40% of equity plus net debt and an operating profit before amortization and depreciation (EBITDA) which is at least 8.5 times the balance of financial income and expense. This underlines the company's aim of maintaining its single A long-term credit rating.

An important element of DSM's financial strategy is the allocation of cash flow. DSM primarily allocates cash flow to investments aimed at strengthening its business positions and to dividend payments to its shareholders. The cash flow is further used for strengthening the Nutrition and Performance Materials businesses by means of selective acquisitions. As the occasion arises, the company may choose to buy back shares, if excess cash is available in the context of a medium-term analysis of primary cash flow allocation requirements and a sustained solid single A rating.

DSM's dividend policy is outlined on page 34 of this report. In order to avoid dilution of earnings per share as a result of the exercise of management and employee options, DSM buys back shares insofar as this is desirable and feasible at a reasonable price.

An important acquisition criterion is that the business concerned should be compatible with DSM in terms of technological and/or market competencies. Capitalized goodwill paid in the case of acquisitions is subject to an annual impairment test. Acquired companies are in principle required to contribute to DSM's cash EPS from the very beginning and to meet the company's profitability requirements. In some cases, for instance in the case of small innovative growth acquisitions, this requirement cannot be used.

DSM's policy in the various sub-disciplines of the finance function is strongly oriented towards solidity, reliability and optimum protection of cash flows. The finance function also plays an important role in business steering.

The accounting and control function is responsible for the administrative processing of business processes, financial reporting and making assessments and providing advice regarding business processes geared to the company's financial targets. The main policy aim in this function is to obtain and make available reliable financial information that meets statutory and other governance requirements and is adequate for business steering purposes.

The treasury function's tasks include financing the group and its units, managing the cash held by the company and managing currency risks and interest risks. To ensure that its policy in these fields is properly implemented and produces the best possible results, DSM has a set of stringent internal regulations, procedures, organizational measures and market-related benchmarks in place. DSM's treasury policy is mainly geared to optimizing the financial risks to which the group and its units are exposed and to optimizing the balance of financial income and expense.

The tax function is responsible for optimizing the company's position with regard to taxes and import, export and excise duties. As part of this task, it handles the various tax returns and reviews acquisitions, disposals and liquidations of business components and/or joint ventures, as well as restructuring programs and reorganizations. It also examines the tax consequences of cross-border activities between business components such as transfer pricing, cross-border activities that lead to some permanent form of foreign establishment, and changes in the shareholdings in legal entities.

DSM's tax policy is aimed at realizing an optimal position in the field of taxes and import, export and excise duties, and at maintaining such a position for the long term.

The investor relations function's primary task is to maintain contacts with current and potential shareholders of DSM and with analysts who advise shareholders. The policy of this function is to provide quality information to investors and analysts about developments at DSM, ensuring that relevant information is equally and simultaneously provided and accessible to all interested parties.

The insurance function has the task of achieving a proper balance between self-financing hazardous risks or having these risks transferred to external insurers, based on the relative costs involved. The underlying premise is the company's risk management philosophy, which is that group-wide risk awareness must ultimately lead to gaining a proper insight into the risks that a company such as DSM may be confronted with, and to controlling, preventing and limiting such risks. An insurance policy is therefore viewed as a last-resort element of this risk management process.

The choice as to whether or not to obtain external insurance coverage also depends on the scope of the risk exposure in relation to the financial parameters that are relevant for a listed corporation. Such parameters determine the amount of risk that the corporation will afford to bear itself.

All DSM units have to report their results periodically and comply with Corporate Requirements in the field of finance & economics. Compliance with the requirements of accounting and reporting is confirmed by means of a quarterly written statement signed by the management. Before the annual report is disclosed it is first discussed by the Managing Board with the Supervisory Board's Audit Committee and the external auditor, and then with the Supervisory Board. Quarterly financial reports are discussed by the Managing Board, with the Chairman of the Audit Committee and the external auditor. The company uses a release calendar for financial results.

Risks

The following section contains a selection of important risks that have been identified and for the management of which strategies, controls and mitigating measures have been put in place as part of our risk management practices. They nevertheless involve uncertainty that may lead to the actual results differing from those projected. There may also be current risks that the company has not yet fully assessed and that are currently qualified as "minor" but that could have a material impact on the company's performance at a later stage. The company's risk management and internal control system has been designed to identify and respond to these developments on time, but 100% assurance can never be achieved, of course.

Generic risks

Macroeconomic trends

Being a global company, DSM is subject to the usual business risks associated with macroeconomic trends and events. The projected results from the *Vision 2010 strategy* are sensitive to deviations from the assumed and defined economic scenario on which the strategy is based.

General market developments

DSM operates in many different business segments with contingent risk profiles reflecting the different business environments, the diverse nature of the businesses and the distinctive competitive positions those businesses target for. DSM's *Vision 2010* strategy aims at further reducing the cyclical element, but a substantial portion of its activities may still experience material fluctuation in sales and results due to changes in general market conditions, supply-driven overcapacity, economic conditions, currency exchange rate fluctuations or other factors.

Low-cost competition

Counteracting the influence of low-cost competitors and seizing opportunities in low-cost areas (especially China) is one of the centerpieces of DSM's new strategy. The risk remains, however, that such low-cost competitors may penetrate in DSM's core markets.

Political risks

DSM has subsidiaries in more than 35 countries. These subsidiaries can be exposed to changes in government regulations and potentially unfavorable political developments that might hamper the exploitation of certain opportunities or might impair the value of the local business.

Currency risks

All DSM sales that are priced in currencies other than the euro are subject to economic transaction and/or translation risks that may significantly impact on the financial results, as the company's reporting unit is the euro.

DSM's aim is to mitigate its currency exposure by developing sales in certain regions, through product mix improvements, by focusing manufacturing activities and through increased dollar-based purchasing. However, these 'natural hedges' are never fully balanced. The volatility of the US dollar in relation to the euro and the Swiss franc can have a significant impact on the company's results. Although the production base still has its center of gravity in Europe, a large portion of DSM's product sales is in US dollars or is based on US-dollar-denominated world-market prices. Consequently, from a currency perspective there is a mismatch between revenue and costs. In the 2005 business mix a 1% change in the euro-US dollar rate and the US dollar-Swiss franc rate has on aggregate a € 8 -10 million impact on gross margin level (=sales minus variable costs). Fluctuations in the relative values of other currencies (such as the yen or the pound sterling) have a limited impact on DSM's results.

DSM companies are obliged to hedge their open currency positions via the DSM Inhouse Bank in order to protect the operating result against effects of currency fluctuations. Only under strict conditions are DSM companies allowed to hedge firm commitments in order to protect the cash flow of the contract value against currency fluctuations. Hedging of forecast transactions is only allowed after the approval of the Managing Board.

Risks of derivatives used for hedging purposes

DSM uses derivatives to hedge various currency and interest rate risks. Under IFRS, all derivatives are recognized as either assets or liabilities. In line with IAS 39 derivatives are recognized at fair value. Changes in fair value go to the income statement either contemporaneously or, in case hedge accounting is applied, at the moment that the hedged item impacts on the income statement. These changes normally consist of a currency and an interest rate component. To limit the volatility deriving from the use of derivatives, hedge accounting is applied in certain cases. Hedge accounting is only allowed under strict conditions, which are different per hedge type.

DSM applies the following hedge accounting models: fair value hedge accounting, cash flow hedge accounting and net investment hedge accounting. The goal of a *fair value hedge* is to fix the value of an asset/liability (hedged item). Changes in fair value of a designated derivative that is highly effective as a fair value hedge, together with the change in fair value of the corresponding asset, liability or firm commitment attributable to the hedged risk, are included directly in earnings. So both fair value changes are offset in the income statement. The goal of a cash flow hedge is to limit the variability of highly probable future cash flows due to foreign currency or interest rate movements. Changes in fair value of a designated derivative that is highly effective as a *cash flow hedge* are included in equity and reclassified into income in the same period during which the hedged forecast cash flow affects income. This means there is no volatility in the income statement. The goal of a *net investment hedge* is to fix the value of an investment in a foreign entity. Changes in fair value of a designated derivative that is highly effective as a net investment hedge are included in equity. So volatility of the hedged part of the net investment is offset in equity.

Under IFRS hedge accounting through combined derivatives is not allowed. For this reason DSM has chosen to hedge the interest and foreign currency risk with separate derivatives and not to use combined derivatives to hedge both risks.

Any ineffectiveness of hedges is reflected directly in income. DSM aims to mitigate these risks by closely monitoring the effectiveness of the hedges through effectiveness testing. Ineffectiveness only occurs when fair value changes of the hedging instrument compared to fair value changes of the underlying risk are outside a 80 – 125 % bandwidth. All hedges in 2005 have proven to be effective.

Strategic risks

Acquisitions, divestments and joint ventures
The success of DSM's strategy is partly dependent on the results obtained in spotting and implementing acquisition and divestment opportunities and joint ventures. Risks in this field are connected to the company not identifying relevant acquisitions or alliances, or not doing so in time, or not being successful in bid processes or in the integration of acquired businesses needed to safeguard its path of growth. DSM uses joint ventures and other strategic alliances whenever it is beneficial to do so (for example to combine strengths and to share investments and inherent risks). Although joint ventures and strategic alliances are always intended to add value, situations can arise that result in a conflict of interests that could potentially damage the business.

New markets, products and technologies
In its *Vision 2010* strategy, DSM increases its focus on innovation in order to develop new technologies and products and explore new markets. Market intelligence will be strengthened and market and customer orientation enhanced. Nevertheless, the actual developments in the targeted markets, the speed with which new products and technologies are accepted and the emergence of new competition will always constitute risks to the success of the chosen strategy.

Innovation Risks
Within DSM's new strategy there is an extra focus on innovation. A multitude of actions are being taken to ensure success in the R&D and market development processes. There is a risk that goals nevertheless will not be achieved and that the company will have to abandon a project on which it has already spent substantial sums of money. The company may reach a point where its overall sales volume does not, on a longer-term basis, justify the company's related R&D expenditure.

A certain portion of the company's financial results is based on legally protected intellectual property. When these protection mechanisms expire and the company is unable to follow up these situations appropriately, e.g. through new valuable patents, there is a risk that the financial results might deteriorate.

Human resource risks
DSM's ability to retain highly specialized and committed technical staff as well as talented staff working in sales, R&D, manufacturing, finance, general management and human resources is critical to the future success of the company. Within the company's new strategic direction, huge and ongoing efforts are directed to managing the required processes. The company may have to adjust the timing of its growth path, due to constraints or opportunities in this field.

Specific risks

Corporate reputation risks
Any failure by any of its business units to meet production safety, social, environmental and/or ethical standards could harm DSM's corporate reputation and thereby impact on its business and results. DSM values such as good corporate citizenship, open communication and transparency should reasonably assure appropriate employee conduct. Moreover, the company mitigates its reputation risk by making substantial efforts to reduce the probability that any of its units might fail to comply with internal requirements and/or external laws and regulations (see the general section on risk management).

In 2005 DSM was ranked No. 1 worldwide in the chemical industry sector of the Dow Jones Sustainability Index for the second year running, reflecting among other things the enormous efforts the company continues to make in the area of production processes and their potential impact on the environment and on the safety and well-being of its employees.

Customer risks
The company makes considerable efforts to delight its customers. Compliance with customer agreements and commitments is measured regularly. Appropriate process and product quality checks and balances are in place to mitigate the risk of non-compliance with customers' and DSM's sales conditions.

No DSM customer represents more than 3% of DSM's total sales.

Production process risks
DSM tries to mitigate production process risks by spreading production where possible, but concentration is necessary in order to achieve economies of scale. The design of any new facilities and/or production processes is required to include state-of-the-art safety and security facilities. Plants are regularly and systematically inspected against predefined risk and engineering standards. Nevertheless, certain risks and the degree to which SHE elements are managed may not be sufficiently well known.

Legal risks
DSM's current strategic position and direction has considerably changed the product portfolio. The life science business is rather different from the other businesses from a product-liability point of view. For instance some pharma product liabilities cannot be insured against, or only at prohibitively high costs. This typically holds true for the pharma business in the USA. On the basis of highly demanding process and product quality requirements, the company tries to mitigate such product liability risks as far as is reasonably possible.

The company is putting in a great deal of effort on an ongoing basis into ensuring that all its units comply with internal and external requirements (e.g. FDA compliance). The risk of non-compliance has been further reduced by the recent revision and tightening-up of the Corporate Requirements.

ICT risks
In order to control potential ICT risks DSM employs a policy of using the latest proven hardware and software solutions. Group-wide DSM works with integrated and standardized ICT infrastructures, backup, encoding and encryption systems, replicated databases, virus and access protection and a fully compatible global network and intranet. Regular local ICT security assessments should assure adequate local applications. External ICT service providers have been contracted in and are required to report regularly on the measures they are taking to reasonably assure that DSM's ICT processes are not disrupted.

Although DSM has applied strict measures with regard to the security and reliability of its IT systems, incidents regarding for example back-up recovery, hot failover systems, virus attacks and international network connections may still occur, and this can have a material impact on business operations.

Project risks
The company is currently undertaking some major projects whose success is important to the overall business results and exposure. In general these fall into three categories: pricing reinforcement projects, reorganization projects and ICT projects. *Apollo* is a project that assures uniform application of standard business processes designed in SAP-R3 throughout DSM worldwide. The *True Blue* project is intended to reduce the risk of internal and external non-compliance and to further strengthen controls.

DSM has extensive experience in project management. It seconds its best people to projects that are considered critical. Moreover, direct Board involvement and monitoring are in place to mitigate the risk of project failure.

Financial risks
Additional financial risks include commodity risk, credit risk, interest rate risk, tax risk, pension risk and country risk. The major credit rating institutions may change their assessments of DSM's creditworthiness, thereby affecting the company's borrowing capacity and/or the conditions under which it can borrow money and causing fluctuations in the cost of finance. The company aims to keep its single-A credit rating. The risk of fluctuating interest rates is addressed in the financial statements, see page 113 of this report.

The low effective rate of corporation tax may come under pressure under the new harmonized European and Dutch tax legislation. In addition, the outcomes of ongoing disputes with tax authorities could impact on the company's tax position with retroactive effect. Although tax assets have been recognized at fair value, future profits may not suffize to realize all tax-loss carry-forwards.

Insurable risks
Global insurance policies are in place to reduce the risk of damage to property, business-interruption loss and general liability. Uninsured losses in 2006 for any one incident will not exceed about € 30 million per occurrence with an annual aggregate maximum of € 45 million.

Control failures
In DSM's Triple P Report some of the control failures are mentioned that occurred in spite of the risk management efforts. They can be found in the section 'What still went wrong'. All failures are extensively analyzed and lessons learnt are implemented.

Information about the DSM share

Shares and listings

Ordinary shares in Royal DSM N.V. are listed on the Euronext stock exchange in Amsterdam, the Netherlands (Stock code 00981, ISIN code NL0000009819). On 31 December 2005 DSM de-listed from the electronic exchange in Switzerland (SWX).

Options on ordinary DSM shares are traded on the European Option Exchange in Amsterdam, the Netherlands (Euronext.liffe).

In the USA a sponsored unlisted American Depositary Receipts (ADR) program is offered by Citibank NA (Cusip 23332H202), with four ADRs representing the value of one ordinary DSM share.

On 5 September 2005 the ordinary DSM shares and the ADRs were split two for one (two new shares/ADRs for one old share/ ADR). With this stock split DSM aimed to promote the tradeability of its shares, which threatened to be hampered by the favorable development of the share price. As the share price had risen to over € 60 per share (a doubling of the share price since the inception of DSM's *Vision 2005* strategy in September 2000), DSM had become one of the highest-priced shares in the AEX group of companies at the Amsterdam Euronext stock exchange.

Besides the ordinary shares, 44.04 million cumulative preference shares A are in issue, which are not listed on the stock exchange; these are placed with institutional investors in the Netherlands. The cumprefs A have the same voting rights as ordinary shares, as their nominal value of € 1.50 per share is equal to the nominal value of the ordinary shares. The dividend on cumprefs A amounted to 6.8% of the issue price of € 5.295 per share until the contractual dividend reset date (1 January 2006). As of this date the dividend has been reset to 4.348%.

The total number of ordinary DSM shares in issue decreased by 1,033,931 in 2005. On 31 December it stood at 190,922,965.

Distribution of shares

Under the Dutch Major Holdings Disclosure Act, shareholdings of 5% or more in any Dutch company must be disclosed to that company. On 31 December 2005 the following shareholders had disclosed that they owned between 5 and 10% of DSM's total share capital:

- ABN AMRO Holding N.V.
- Delta Lloyd Levensverzekering N.V.
- ING Investment Management B.V.
- Rabobank Nederland Participatie-maatschappij B.V.

Development of the number of ordinary DSM shares*

	placed	repurchased	in issue
balance at 31 December 2004	201,953,008	-/- 9,996,112	191,956,896
changes:			
- issue of shares to service option rights		5,108,069	5,108,069
- repurchased		-/- 6,142,000	-/- 6,142,000
balance at 31 December 2005	201,953,008	-/- 11,030,043	190,922,965
average number of shares outstanding		190,783,006	
DSM share prices			
- highest price		€ 35.22	
- lowest price		€ 23.07	
- at 31 December		€ 34.50	

* Where applicable, the effects of the share split have been recognized retroactively in the figures in this table.


Trading volumes 2005 (on a monthly basis)
x million
January
February
March
April
May
June
July
August
September
October
November
December
0
10
20
30
40


Share Price Development 2004-2005, versus AEX and DJ Euro Stoxx Chemical Index
DSM
AEX Index
DJ Euro Stoxx Chemical Index
35
30
25
20
15
10
1/04
2/04
3/04
4/04
5/04
6/04
7/04
8/04
9/04
10/04
11/04
12/04
1/05
2/05
3/05
4/05
5/05
6/05
7/05
8/05
9/05
10/05
11/05
12/05

Geographical spread of DSM shares

	2005	2004
Netherlands	**35%**	32%
North America	**14%**	14%
Belgium / Luxemburg	**16%**	16%
United Kingdom	**24%**	19%
Germany	**2%**	5%
Switzerland	**3%**	5%
Other countries	**6%**	9%

Royal DSM N.V. Financial statements 2005

Share split

On 5 September 2005 DSM effected a share split on a two-for-one basis (two shares for one old share) in order to increase the liquidity of the DSM share. This split is applicable to the ordinary shares as well as to the class A and class B preference shares. In the financial statements the split is considered to be effective as of January 1, 2004. Unless otherwise noted, all relevant per-share data in the financial statements are presented in accordance with the number of shares outstanding after the share split.

Summary of significant accounting policies

Basis of preparation
DSM's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. DSM applied accounting policies that comply with IFRS effective at December 2005, the so-called IASB stable platform for 2005. Details about the first-time adoption of IFRS by DSM can be found in note 35.

Consolidation
The consolidated financial statements comprise the financial statements of the parent entity, Royal DSM N.V., and its subsidiaries as well as the proportion of DSM's ownership of joint ventures (together 'DSM' or 'Group'). A subsidiary is an entity over which DSM has control. Control is the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The financial data of subsidiaries are fully consolidated. Minority interests in the Group's equity and income are stated separately. A joint venture is an entity in which DSM holds an interest and which is jointly controlled by DSM and one or more other venturers under a contractual arrangement. The financial data of joint ventures are included in the consolidated financial statements according to the method of proportionate consolidation.

Subsidiaries and joint ventures are consolidated from the acquisition date and de-consolidated from the date on which DSM ceases to have control or joint control, respectively. On consolidation all intra-group balances and transactions and unrealized gains and losses from intra-group transactions are eliminated. Unrealized losses are not eliminated if these losses indicate an impairment of the asset transferred. In such cases a value adjustment for impairment of the asset is made.

Segmentation
Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, reflects the Group's management structure. Prices for transactions between segments are determined on an arm's length basis. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Foreign currency translation
The presentation currency of the Group is the euro.

Each entity of the Group records transactions and balance sheet items in its functional currency. Commercial transactions denominated in another currency than the functional currency are recorded at the spot exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in a currency other than the functional currency of the entity are translated at the closing rates at the balance sheet date. Exchange differences resulting from the settlement of these transactions and from the translation of monetary items are recognized in income.

On consolidation, the balance sheets of subsidiaries and joint ventures whose functional currency is not the euro are translated into euro at the closing rate. The income statements of these entities are translated into euro at the average rates for the relevant period. Goodwill paid on acquisition is recorded in the functional currency of the acquired entity. Exchange differences arising from the translation of the net investment in entities with a functional currency other than the euro are recorded in equity (Translation reserve). The same applies to exchange differences arising from borrowings and other financial instruments in so far as they hedge the currency exchange risk related to the net investment. On disposal of an entity with a functional currency other than the euro the cumulative exchange difference relating to the translation of net investment is recognized in income. DSM has made use of the exemption in IFRS 1, according to which the cumulative translation differences at the date of transition to IFRS (1 January 2004) are deemed to be zero.

Distinction between current and non-current
An asset (liability) is classified as current when it is expected to be realized (settled) within 12 months after the balance sheet date.

Emission rights
DSM is subject to legislation encouraging reductions in greenhouse gas emission and has been awarded emission rights in a number of jurisdictions, principally to cover emission of CO_2. Emission rights are reserved for meeting delivery obligations and are not recognized. Revenue is recognized when surplus emission rights are sold to third parties. When actual emissions exceed the emission rights available to DSM a provision is recognized for the expenditure required to obtain the additional rights.

Intangible assets
Goodwill represents the excess of the cost of an acquisition over DSM's share in the net fair value of the identifiable assets, liabilities and contingent liabilities of an acquired subsidiary, joint venture or associate. Goodwill paid on acquisition of subsidiaries and joint ventures is included in intangible assets. Goodwill paid on acquisition of associates is included in the carrying amount of these associates. Goodwill is tested for impairment annually and when there are indications that the carrying value may not be recoverable. Any impairment is recognized in income. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

It was DSM's policy up to and including 1999 to charge goodwill paid immediately against equity. In accordance with IFRS 1 this goodwill is not recognized in the opening balance sheet but remains a deduction from equity. From 2000 up to and including 2003, goodwill was capitalized and amortized over its estimated useful life. DSM has made use of the exemption of IFRS 1 that permits entities to elect not to apply IFRS 3, Business Combinations, retrospectively. The carrying amount of the goodwill on 31 December 2003 according to 'NL GAAP' is used as the deemed cost of the goodwill as at the date of transition to IFRS (1 January 2004).

Acquired licenses, patents and application software are carried at cost less straight-line depreciation and less any impairment losses. The expected useful lives vary from 4 to 10 years. Costs of software maintenance and new releases are expensed when incurred. Capital expenditure that is directly related to the development of application software is recognized as intangible asset and amortized over its estimated useful life (5-8 years).

Research costs are expensed when incurred. Where the recognition criteria are met, development expenditure is capitalized and amortized over its useful life from the moment the product is launched commercially. The carrying amount of an intangible asset from development is reviewed for impairment at each balance sheet date or earlier upon indication of impairment. Any impairment losses are recorded in income.

Property, plant and equipment
Property, plant and equipment is carried at cost less depreciation calculated on a straight-line basis and less any impairment losses. Interest during construction is capitalized. Expenditures relating to major scheduled turnarounds are capitalized and depreciated over the period up to the next turnaround.

The items of property, plant and equipment are systematically depreciated over their estimated useful lives. Reviews are made annually of the estimated remaining lives of the most important individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. The initially assumed expected useful lives are in principle: for buildings 10-50 years; for plant and machinery 5-15 years; for other equipment 4-10 years. Land is not depreciated.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from continued use or the sale of the asset. Any gain or loss arising on derecognition of the asset is included in income.

Associates and financial assets
An associate is an entity over which DSM has significant influence but no control, usually supported by a shareholding that entitles DSM to between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting, which involves recognition in income of DSM's share of the associate's profit or loss for the year. DSM's interest in an associate is carried in the balance sheet at its share in the net assets of the associate together with goodwill paid on acquisition, less any impairment loss.

When DSM's share in the loss of an associate exceeds the carrying amount of the associate, including any other receivables, the carrying amount is reduced to nil. No further losses are recognized, unless DSM incurs obligations of the associate which it has guaranteed or is otherwise committed to.

Unrealized profits and losses from transactions with associates are eliminated according to DSM's percentage ownership of these entities.

Securities comprise interests in entities in which DSM has no significant influence that are accounted for as available-for-sale securities. These securities are measured against fair value with changes in fair value being recognized in equity (Fair value reserve). If a reliable fair value cannot be established the securities are held at cost. Available-for sale securities are tested for impairment with other than temporary declines in value being charged to income. On disposal the cumulative fair value adjustments of the related securities are released from equity and included in income. Proceeds from other securities held at cost are recognized in income on disposal (Net finance costs).

Loans and long-term receivables are measured at amortized cost, if necessary with deduction of a value adjustment for bad debts. The proceeds are recognized in income (Net finance costs).

Impairment losses
When there are indications that the carrying amount of a non-current asset (an item of intangible assets, property, plant and equipment, or financial assets) may exceed the estimated recoverable amount (the higher of its value in use and fair value less costs to sell), the possible existence of an impairment loss is investigated. If an asset does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. When the recoverable amount of an asset is less than its carrying amount, the carrying amount is impaired to its recoverable amount. An impairment loss is reversed when there has been a change in estimate that is relevant for the determination of the asset's recoverable amount since the last impairment loss was recognized. Impairment losses for goodwill will never be reversed.

Inventories
Inventories are stated at the lower of cost and net realizable value. The first-in, first-out (FIFO) method of valuation is used. The cost of finished goods and intermediates includes directly attributable costs and related production overhead expenses. Net realizable value is determined as the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Products whose manufacturing cost cannot be calculated because of joint cost components are stated at net realizable price after deduction of a margin.

Current receivables
Current receivables are stated at face value less an allowance for bad debts.

Current investments
Deposits held at call with banks with a remaining maturity of more than 3 months and less than 12 months are classified as current investments. They are measured at amortized cost. Proceeds from these deposits are recognized in income (Net finance costs).

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and deposits held at call with banks with a remaining maturity of less than 3 months. Bank overdrafts are included in current liabilities. Cash and cash equivalents are stated at nominal value.

Assets held for sale

Non-current assets or assets and liabilities related to a disposal group are separately disclosed as assets and/or liabilities held for sale when such assets are available for immediate sale and when the sale is highly probable. These conditions are usually met as from the date a first draft of an agreement to sell is ready for discussion. Assets and liabilities classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. For non-current assets classified as held for sale depreciation is terminated.

Shareholders' equity

DSM's ordinary shares and cumulative preference shares are classified as equity. The consideration paid for repurchased DSM shares (treasury shares) is deducted from Shareholders' equity until the shares are withdrawn or reissued. Dividend to be distributed to holders cumulative preference shares is recognized as a liability in the period in which the Supervisory Board of Directors approves the proposal for profit distribution. Dividend to be distributed to holders of ordinary shares is recognized as a liability in the period in which the Annual General Meeting of Shareholders approves the proposal for dividend.

Borrowings

Borrowings are initially recognized at cost, being the fair value of the proceeds received, net of transaction costs. Subsequently, borrowings are stated at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any discount or premium. Interest expenses are accrued for and recorded in income for each period.

Where the interest rate risk relating to a long-term borrowing is hedged, and the hedge is regarded as effective, the carrying amount of the long-term loan is adjusted for changes in fair value of the interest component of the loan.

Provisions

Provisions are recognized when all of the following conditions are met: 1) there is a present legal or constructive obligation as a result of past events; and 2) it is probable that a transfer of economic benefits will settle the obligation; and 3) a reliable estimate can be made of the amount of the obligation.

If the effect of the time value of money is material, provisions are determined by discounting the expected cash flows at a pre-tax rate. Where discounting is used, the increase in the provision due to the passage of time is recognized as borrowing cost. However, the interest costs relating to pension obligations are included in pension costs.

Any provision for costs that will arise from future site restoration is made when the investment project concerned is taken into operation. These are included in Property, plant and equipment, along with the historic cost of the relating asset, and depreciated over the useful life of the asset.

Income tax expense

Income tax is accounted for using the balance sheet liability method. Income tax expense is recognized in the income statement except to the extent it relates to an item recognized directly within shareholders' equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect to previous years. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the bases of assets and liabilities and their reported amounts. Deferred tax assets and liabilities are measured at the tax rates and under the tax laws that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred tax assets are realized or the deferred tax liabilities are settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilized. If necessary a value adjustment is deducted. Deferred tax assets and liabilities are stated at face value.

Deferred tax liabilities relating to withholding taxes are included only if and to the extent that DSM intends to distribute the profits made by subsidiaries in the form of dividend in the near future.

Pensions and other post-employment benefits

The Group operates a number of defined benefit plans and defined contribution plans throughout the world, the assets of which are generally held in separately administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies. The Group also provides certain additional post-employment healthcare benefits to retired employees in the United States. These benefits are unfunded.

For defined benefit plans, pension costs are determined using the projected unit credit method. Actuarial gains and losses are recognized in income, spread over the average remaining service lives of employees, using the corridor approach. Prepaid pension costs relating to defined benefit plans are capitalized only if they lead to refunds to the employer or to reductions in future contributions to the plan by the employer. Payments to defined contribution plans are charged as an expense as they fall due.

Share-based compensation

The costs of option plans are measured by reference to the fair value of the options at the date at which the options are granted. The fair value is determined using the Black-Scholes option pricing model, taking into account market conditions linked to the price of the DSM share. The costs of these options are recognized in income (Employee benefits), together with a corresponding increase in equity (Reserve for share-based compensation) during the vesting period in the case of share-settled options. In the case of cash-settled options (share appreciation rights) the contra-account is Other liabilities. No expense is recognized for options that do not ultimately vest, except for options where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Leases
Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. All other leases are operating leases. Lease payments for finance leases are apportioned to finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Revenue
Revenue from the sale of goods is recognized when the significant risks and rewards of ownership are transferred to the buyer. Net sales represent the invoice value less estimated rebates and cash discounts, and excluding value-added taxes.

Royalty income is recognized (Other operating revenue) on an accruals basis in accordance with the substance of the relevant agreements. Interest income is recognized on a time-proportion basis using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Government grants
Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all related conditions will be complied with. If the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is initially recognized as deferred income (Other non-current liabilities) and then released to income over the expected useful life of the relevant asset by equal annual amounts.

Research and development
Research expenditure is charged to income in the period in which it is incurred. Internal development expenditure is charged to income in the period in which it is incurred unless it meets the recognition criteria for intangible assets.

Derivative financial instruments
The Group uses derivative financial instruments ('derivatives') such as foreign currency contracts and interest rate swaps to hedge risks associated with foreign currency and interest rate fluctuations. Financial derivatives are initially recognized in the balance sheet at cost and subsequently measured at their fair value on each balance sheet date. The method of recognizing the resulting gains or losses is dependent on the nature of the item being hedged.

When derivative contracts are entered into, the Group designates them as either hedges of the fair value of recognized assets or liabilities, hedges of firm commitments or forecast transactions or hedges of net investments in entities with a functional currency other than the euro.

Changes in the fair value of derivatives designated and qualifying as fair value hedges are immediately recognized in income, together with any changes in the fair value of the hedged assets or liabilities attributable to the hedged risk.

Changes in the fair value of derivatives designated and qualifying as cash flow hedges are recognized in equity (Hedging reserve). Upon recognition of the related asset or liability the cumulative gain or loss is transferred from the Hedging reserve and included in the carrying amount or in income.

Changes in the fair value of derivatives designated and qualifying as net investment hedges are recognized in equity (Translation reserve). Gains and losses accumulated in the Translation reserve are included in income when the net investment is disposed of.

Gains or losses relating to the ineffective portion of fair value hedges, cash flow hedges and net investment hedges are immediately recognized in income.

Exceptional items
Exceptional items relate to material non-recurring items of income and expense arising from circumstances such as:
- write-downs of inventories to net realizable value or of property, plant and equipment to recoverable amount, as well as reversals of such write-downs;
- restructurings of the activities of an entity and reversals of any provisions for the cost of restructurings;
- disposals of property, plant and equipment;
- disposals of investments;
- discontinued operations;
- litigation settlements;
- other reversals of provisions.

Exceptional items are reported separately to give a better understanding of the underlying results of the period.

Effect of new accounting standards
DSM did not opt for early adoption of the following new standards, amendments to standards, and new IFRIC interpretations, which are mandatory for annual periods beginning on or after 1 January 2006 or later years:
- IFRS 6 Exploration for and Evaluation of Mineral Resources
- IFRS 7 Financial Instruments: Disclosures
- Amendment to IAS 1: Capital Disclosures
- Amendment to IAS 19: Actuarial Gains and Losses, Group Plans and Disclosures
- Amendment to IAS 21: Net Investment in a Foreign Operation
- Amendment to IAS 39: Cash Flow Hedge Accounting of Forecast Intragroup Transactions
- Amendment to IAS 39: The Fair Value Option
- Amendment to IAS 39 and IFRS 4: Financial Guarantee Contracts
- IFRIC 4 Determining whether an Arrangement contains a Lease
- IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
- IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment
- IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

DSM expects that the adoption of these new standards, amendments to standards and new IFRC interpretations in future periods will have no material impact on DSM's financial statements.

Consolidated income statement

x € million	2005			2004		
	result before excep-tional items	**excep-tional items (8)**	**total**	result before excep-tional items	excep-tional items (8)	total
net sales, continuing operations	**8,012**	**-**	**8,012**	7,434	-	7,434
net sales, discontinued operations	**183**	**-**	**183**	398	-	398
total net sales	**8,195**	**-**	**8,195**	7,832	-	7,832
other operating income (4)	**223**	**59**	**282**	197	19	216
	8,418	**59**	**8,477**	8,029	19	8,048
own work capitalized	**47**	**-**	**47**	38	-	38
change in inventories of intermediates and finished goods	**251**	**-**	**251**	-126	-	-126
raw materials and consumables used	**-4,338**	**-**	**-4,338**	-3,574	-	-3,574
work subcontracted and other external costs	**-1,501**	**-**	**-1,501**	-1,503	-	-1,503
employee benefits costs (5)	**-1,352**	**-**	**-1,352**	-1,342	-	-1,342
depreciation and amortization (5)	**-496**	**-64**	**-560**	-490	-108	-598
other operating costs (5)	**-46**	**-31**	**-77**	-83	-110	-193
costs, discontinued operations	**-175**	**-**	**-175**	-387	-	-387
operating profit (including discontinued operations)	**808**	**-36**	**772**	562	-199	363
less operating profit from discontinued operations	**-9**	**-**	**-9**	-16	-	-16
operating profit from continuing operations	**799**	**-36**	**763**	546	-199	347
net finance costs (6)	**-70**	**-8**	**-78**	-56	-	-56
share of the profit of associates	**-2**	**-15**	**-17**	9	-	9
profit before income tax expense	**727**	**-59**	**668**	499	-199	300
income tax expense (25)	**-173**	**23**	**-150**	-95	57	-38
net profit from continuing operations	**554**	**-36**	**518**	404	-142	262
net profit from discontinued operations	**2**	**-**	**2**	8	-	8
profit for the year	**556**	**-36**	**520**	412	-142	270
profit attributable to minority interests	**7**	**-**	**7**	11	12	23
net profit attributable to equity holders of Royal DSM N.V.	**563**	**-36**	**527**	423	-130	293

earnings per share in euro (7)						
- shares outstanding	**2.87**		**2.68**	2.09		1.41
- diluted	**2.85**		**2.66**	2.09		1.41

Consolidated balance sheet

assets x € million	**31 December 2005**	31 December 2004*	31 December 2004**
non-current assets			
intangible assets (9)	**1,003**	453	453
property, plant and equipment (10)	**3,750**	3,811	3,811
deferred tax assets (11)	**517**	432	427
associates (12)	**43**	78	78
prepaid pension costs (13)	**405**	355	355
other financial assets (14)	**189**	82	82
	5,907	5,211	5,206
current assets			
inventories (15)	**1,535**	1,348	1,348
receivables (16)	**1,597**	1,556	1,566
financial derivatives (26)	**36**	244	-
current investments	**5**	6	6
cash and cash equivalents	**902**	1,261	1,274
	4,075	4,415	4,194
assets classified as held for sale (17)	**43**	-	-
	4,118	4,415	4,194
total	**10,025**	9,626	9,400

equity and liabilities x € million			
equity (18)			
shareholders' equity	**5,474**	4,835	5,053
minority interests	**67**	22	22
	5,541	4,857	5,075
non-current liabilities			
deferred tax liabilities (11)	**198**	147	142
employee benefits liabilities (19)	**363**	345	345
provisions (20)	**145**	266	266
borrowings (21)	**1,381**	1,497	1,118
other non-current liabilities (22)	**53**	60	60
	2,140	2,315	1,931
current liabilities			
employee benefits liabilities (19)	**25**	40	40
provisions (20)	**218**	218	218
borrowings (21)	**329**	527	524
financial derivatives (26)	**65**	59	-
other current liabilities (23)	**1,699**	1,610	1,612
	2,336	2,454	2,394
liabilities classified as held for sale (17)	**8**	-	-
	2,344	2,454	2,394
total	**10,025**	9,626	9,400

* Pro forma: after application of IAS 32 and IAS 39.
** Before application of IAS 32 and IAS 39.

Consolidated statement of changes in equity

x € million	share capital	share premium	treasury shares	other reserves (18)	retained earnings	**total share-holders' equity**	minority interests	**total equity**
balance at 1 January 2004	**370**	**548**	**-179**	**1**	**4,380**	**5,120**	**44**	**5,164**
translation differences	-	-	-	-46	-10	**-56**	-4	**-60**
income tax expense	-	-	-	-6	-	**-6**	-	**-6**
total income and expense for the year directly recognized in equity	-	-	-	-52	-10	**-62**	-4	**-66**
profit for the year	-	-	-	-	293	**293**	-23	**270**
total income and expense for the period	-	-	-	-52	283	**231**	-27	**204**
dividends	-	-	-	-	-194	**-194**	-1	**-195**
management options	-	-	-	4	-	**4**	-	**4**
share buy-backs	-	-	-119	-	-	**-119**	-	**-119**
proceeds from re-issued shares	-	-	10	-	1	**11**	-	**11**
capital payments	-	-	-	-	-	-	6	**6**
	370	548	-288	-47	4,470	**5,053**	22	**5,075**
adoption of IAS 32 and IAS 39	-66	-167	-	-1	16	**-218**	-	**-218**
balance at 31 December 2004, after adoption of IAS 32 and 39	**304**	**381**	**-288**	**-48**	**4,486**	**4,835**	**22**	**4,857**
translation differences	-	-	-	121	-	**121**	7	**128**
income tax expense	-	-	-	7	-	**7**	-	**7**
capital duty	-	-3	-	-	-	**-3**	-	**-3**
change in 'hedging' reserve	-	-	-	-2	-	**-2**	-	**-2**
total income and expense for the year directly recognized in equity	-	-3	-	126	-	**123**	7	**130**
profit for the year	-	-	-	-	527	**527**	-7	**520**
total income and expense for the period	-	-3	-	126	527	**650**	-	**650**
reclassification cumulative preference shares A	66	167	-	-	-	**233**	-	**233**
dividends	-	-	-	-	-183	**-183**	-3	**-186**
management options	-	-	-	7	-	**7**	-	**7**
share buy-backs	-	-	-170	-	-	**-170**	-	**-170**
proceeds from re-issued shares	-	-	82	-	20	**102**	-	**102**
change in share of subsidiaries	-	-	-	-	-	**-**	48	**48**
balance at 31 December 2005	**370**	**545**	**-376**	**85**	**4,850**	**5,474**	**67**	**5,541**

Consolidated cash flow statement (29)

x € million			2005		2004
operating activities					
net profit			**527**		293
adjustmenst for:					
- depreciation, amortization and impairments			**567**		613
- gain from divestments			**-20**		-18
- result of associates			**23**		-9
- dividends received from associates			**3**		7
- change in provisions			**-131**		-57
- interest:	. received	**24**		30	
	. paid	**-95**		-96	
	. charged to income	**78**		56	
			7		-10
- income taxes:	. paid	**-133**		-77	
	. charged to income	**150**		38	
			17		-39
- post-employment benefits:	. paid	**-104**		-120	
	. charged to income	**33**		24	
			-71		-96
- other changes			**-28**		5
operating cash flow before changes in working capital			**894**		689
change in working capital:					
- inventories		**-140**		69	
- receivables		**-59**		-53	
- other current liabilities		**-2**		193	
			-201		209
net cash provided by operating activities			**693**		898
investing activities					
investments in:					
- intangible assets		**-23**		-12	
- property, plant and equipment		**-370**		-337	
proceeds from sale of property, plant and equipment		**28**		28	
acquisition of subsidiaries		**-564**		-	
proceeds from sale of subsidiaries and businesses		**192**		-	
financial assets:					
- capital payments		**-3**		-12	
- change in loans granted		**-107**		10	
- sale proceeds		**2**		-	
net cash used in investing activities			**-845**		-323
financing activities					
sale of derivatives		**133**		-	
loans taken up		**348**		64	
redemption of loans		**-487**		-197	
change in debt to credit institutions		**42**		-103	
dividend paid		**-183**		-194	
buy-back of own shares		**-170**		-119	
proceeds from re-issued shares		**102**		11	
change in minority interests		**-2**		5	
capital duty		**-3**		-	
net cash used in financing activities			**-220**		-533
net change in cash and cash equivalents			**-372**		42
change IAS 32/39			**-**		17
cash and cash equivalents at beginning of year			**1,261**		1,209
exchange differences of cash held and changes in consolidation			**13**		-7
cash and cash equivalents at end of year			**902**		1,261

(1) General information

Unless stated otherwise, all amounts are in € million.

To enhance transparency and readability of the notes to the financial statements, balance sheet items at December 31, 2004 are presented after application of IAS 32 and 39. These standards have been implemented with effect from January 1, 2005 and were applicable during the full year. Therefore, this presentation enhances the comparability of individual balance sheet items and provide a better understanding of changes during the year.

In conformity with article 402, Book 2 of the Dutch Civil Code, a condensed statement of income is included in the Royal DSM N.V. accounts.

A list of DSM participations is published at the Chamber of Commerce for Zuid-Limburg in Maastricht (The Netherlands) and available from the company upon request. The list is also available on the company's website www.dsm.com.

On 5 September 2005 DSM effected a share split on a two-for-one basis (two shares for one old share) in order to increase the liquidity of the DSM share. This split is applicable to the ordinary shares as well as the class A and class B preference shares. In the financial statements the split is considered to be effective as of January 1, 2004. Unless otherwise noted, all relevant per-share data in the financial statements are presented in accordance with the number of shares outstanding after the share split.

The preparation of financial statements requires estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. The policies that management considers both to be most important to the presentation of financial condition and results of operations and to make the most significant demands on management's judgments and estimates about matters that are inherently uncertain are discussed in the notes that are impacted by such estimates and judgements. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Currency exchange rates
The currency exchange rates that were used in drawing up the consolidated statements are listed below for the most important currencies.

1 euro =	**exchange rate at balance sheet date**		**average exchange rate**	
	2005	2004	**2005**	2004
US dollar	**1.18**	1.36	**1.25**	1.24
Swiss franc	**1.56**	1.54	**1.55**	1.54
Pound sterling	**0.69**	0.71	**0.68**	0.68
100 Japanese yen	**1.39**	1.41	**1.37**	1.34

(2) Scope of consolidation

Acquisitions
On February 2, 2005 DSM acquired 100% of NeoResins (now DSM NeoResins), the coating resins business of Avecia. As of the date of acquisition net sales of NeoResins were € 238 million. The impact of this acquisition on the consolidated balance sheet of DSM, at the date of acquisition, is summarized below:

assets		
intangible assets	151	
property, plant and equipment	82	
deferred tax assets	16	
inventories	25	
receivables	49	
cash and cash equivalents	6	
total assets		329
liabilities		
provisions	36	
deferred tax liabilities	48	
other liabilities	80	
total liabilities		164
fair value of net assets		**165**
acquisition price (in cash)		516
acquisition costs		7
goodwill		358

The goodwill relates to items, other than property, plant and equipment, which do not meet the recognition criteria for intangible assets because they do not meet the identifiability criterion (for example customer contacts) or cannot be controlled by the company (for example workforce).

On May 30, 2005 DSM increased its share in Roche Vitamins (Shanghai) Ltd. (now renamed DSM Vitamins (Shanghai) Ltd.) from 64% to 100% and on July 13, 2005 DSM increased its share in DSM Biologics Holding, Inc. from 60% to 100%. On October 16, 2005 DSM acquired the Chinese resins company Syntech.

Divestments

Discontinued operations
The activities of DSM Bakery Ingredients excluding the joint venture Rymco Pty. Ltd. in South Africa were sold to Gilde Investment Management on June 30, 2005. Rymco was sold to the joint venture partner Daniel Mills & Sons on September 30, 2005. The impact of the deconsolidation of these activities on the consolidated balance sheet of DSM is as follows:

assets			
intangible assets	-4		
property, plant and equipment	-96		
deferred tax assets	-7		
other financial assets	-7		
inventories	-27		
receivables	-93		
cash and cash equivalents	-32		
total assets		-266	
liabilities			
provisions	-22		
borrowings	-2		
other liabilities	-56		
total liabilities		-80	
net asset value			**-186**
sales price, net of selling costs			200
gain (before income tax expense)			14

The impact of the disposal of DSM Bakery ingredients on the cash flow statement is disclosed in the table below.

	2005	2004
net cash provided by operating activities	**10**	36
net cash used in investing activities	**-1**	-3
net cash used in financing activities	**0**	0
net change in cash and cash equivalents	**9**	33

Other divestments
On October 31, 2005 DSM sold the Styrene-Butadiene-Rubber (SBR) business to Lion Chemical Capital LLC in the form of an asset deal.

(3) Segment information

Business segments 2005

	continuing operations							discontinued operations	total
	Life Science Products	DSM Nutritional Products	Performance Materials	Industrial Chemicals	Other activities**	eliminations	total, continuing operations		
financial performance									
net sales	1,479	1,914	2,447	1,687	485	-	8,012	183	8,195
deliveries to other clusters	52	32	12	212	13	-321	-	-	-
supplies	1,531	1,946	2,459	1,899	498	-321	8,012	183	8,195
operating profit (excluding exceptional items)	126	252	305	165	-49	-	799	9	808
exceptional items	-91	9	4	-	42	-	-36	-	-36
operating profit	35	261	309	165	-7	-	763	9	772
depreciation and amortization	-140	-124	-105	-81	-46	-	-496	-7	-503
additions to provisions	-42	-20	-1	-2	-24	-	-89	-	-89
share in result of associates	-	1	-	-1	-2	-	-2	-	-2
R&D costs	-93	-80	-94	-14	-8	-	-289	-1	-290
labor costs***	-329	-379	-258	-103	-236	-	-1,305	-32	-1,337
financial position									
total assets	2,330	3,246	2,504	1,403	10,166	-9,624	10,025	-	10,025
total liabilities	2,082	1,492	1,418	889	3,465	-4,862	4,484	-	4,484
capital employed at year-end	1,753	1,830	1,737	728	173	-	6,221	-	6,221
capital expenditure	97	97	667	85	26	-	972	2	974
share in equity of associates	2	7	-	27	7	-	43	-	43
financial ratios in %									
EBITDA / net sales	18.0	19.6	16.8	14.6					
R&D costs / net sales	6.3	4.2	3.8	0.8	1.6	-	3.6	0.5	3.5
*workforce**									
average	6,403	6,285	4,302	2,312	2,758	-	22,060	779	22,839
year-end	6,239	6,119	4,441	2,234	2,787	-	21,820	-	21,820

* The workforce of joint ventures has been included on a proportionate basis.

** Other activities also include costs for defined benefit pension plans, corporate overhead and share-based compensation. A reliable allocation of the costs for defined benefit pension plans to the individual clusters is not available, because these costs relate to both active and inactive employees.

*** Wages, salaries and social security costs.

Business segments 2004

	continuing operations							discontinued operations	total
	Life Science Products	DSM Nutritional Products	Performance Materials	Industrial Chemicals	Other activities**	eliminations	total, continuing operations		
financial performance									
net sales	1,484	1,899	2,007	1,570	474	-	7,434	398	7,832
deliveries to other clusters	98	11	6	177	11	-303	-	-	-
supplies	1,582	1,910	2,013	1,747	485	-303	7,434	398	7,832
operating profit (excluding exceptional items)	79	202	165	120	-20	-	546	16	562
exceptional items	-168	-	19	-	-50	-	-199	-	-199
operating profit	-89	202	184	120	-70	-	347	16	363
depreciation and amortization	-147	-128	-84	-87	-44	-	-490	-15	-505
additions to provisions	-62	-56	-11	-4	-50	-	-183	-	-183
share in result of associates	0	1	-2	2	8	-	9	0	9
R&D costs	-98	-75	-78	-16	-11	-	-278	-8	-286
labor costs***	-365	-403	-218	-113	-215	-	-1,314	-68	-1,382
financial position									
total assets	2,421	2,907	1,701	1,224	9,199	-8,083	9,369	257	9,626
total liabilities	1,992	1,324	1,195	776	4,155	-4,826	4,616	153	4,769
capital employed at year-end	1,704	1,694	988	673	331	-	5,390	168	5,558
capital expenditure	124	55	64	75	26	-	344	4	348
share in equity of associates	2	3	1	34	29	-	69	7	76
financial ratios in %									
EBITDA / net sales	15.2	17.4	12.4	13.2					
R&D costs / net sales	6.6	3.9	3.9	1.0	2.3	-	3.7	2.0	3.7
*workforce**									
average	6,950	6,868	3,687	2,581	2,891	-	22,977	1,526	24,503
year-end	6,836	6,607	3,735	2,566	2,953	-	22,697	1,507	24,204

* The workforce of joint ventures has been included on a proportionate basis.

** Other activities also include costs for defined benefit pension plans, corporate overhead and share-based compensation. A reliable allocation of the costs for defined benefit pension plans to the individual clusters is not available, because these costs relate to both active and inactive employees.

*** Wages, salaries and social security costs.

Geographical areas

2005	the Netherlands	rest of Europe	North America	China	rest of Asia-Pacific	rest of the world	eliminations	total
net sales* by origin								
in € million	3,549	2,240	1,304	300	333	286	-	8,012
in %	44	28	16	4	4	4	-	100
net sales* by destination								
in € million	867	3,220	1,707	498	1,068	652	-	8,012
in %	11	40	21	6	14	8	-	100
total assets	8,967	3,580	1,708	585	373	455	-5,643	10,025
capital expenditure on property, plant and equipment	119	82	105	62	4	6	-	378
carrying amount of property, plant and equipment	1,405	1,377	523	332	59	54	-	3,750
workforce** at year-end	7,258	6,948	2,764	2,581	1,156	1,113	-	21,820

2004	the Netherlands	rest of Europe	North America	China	rest of Asia-Pacific	rest of the world	eliminations	total
net sales* by origin								
in € million	3,200	2,162	1,258	275	305	234	-	7,434
in %	43	29	17	4	4	3	-	100
net sales* by destination								
in € million	836	2,941	1,619	427	876	735	-	7,434
in %	11	39	22	6	12	10	-	100
total assets	8,516	3,617	1,427	430	323	444	-5,131	9,626
capital expenditure on property, plant and equipment	118	74	72	34	2	4	-	304
carrying amount of property, plant and equipment	1,436	1,517	474	233	68	83	-	3,811
workforce** at year-end	7,553	8,126	3,291	2,439	1,121	1,674	-	24,204

* Continuing operations only.
** The workforce of joint ventures has been included on a proportionate basis.

(4) Other operating income

	2005	2004
continuing operations		
release of provisions	**41**	35
settlements	**25**	-
government grants	**18**	13
gain on assets and emission rights sold	**20**	22
insurance claims	**6**	16
proceeds from the sale of scrap, waste materials, etc.	**10**	13
sundry	**101**	96
total other operating income, before exceptional items	**221**	195
exceptional items (see note 8)	**59**	19
total, continuing operations	**280**	214
total, discontinued operations	**2**	2
total	**282**	216

The government grants include an amount of € 6 million (2004: € 5 million) for investment grants.

(5) Specification of Employee benefits costs, Depreciation and amortization and Other operating costs

		2005		2004
employee benefits costs:				
in continuing operations				
- wages and salaries	**1,119**		1,117	
- social security costs	**186**		197	
- post-employment benefits (see also note 27)	**47**		28	
total, continuing operations		**1,352**		1,342
total, discontinued operations		**33**		69
total		**1,385**		1,411
depreciation and amortization:				
in continuing operations				
- amortization of intangible assets	**34**		21	
- depreciation of property, plant and equipment	**440**		455	
- impairments	**22**		14	
total depreciation and amortization, before exceptional items	**496**		490	
- exceptional items (see note 8)	**64**		108	
total, continuing operations		**560**		598
total, discontinued operations		**7**		15
total		**567**		613
other operating costs:				
in continuing operations				
-additions to provisions	**31**		60	
-exchange differences	**3**		23	
- sundry	**12**		0	
total other operating costs, before exceptional items	**46**		83	
- exceptional items (see note 8)	**31**		110	
total, continuing operations		**77**		193
total, discontinued operations		**-**		-7
total		**77**		186

(6) Net finance costs

	2005	2004
interest income	**19**	22
interest expense	**-92**	-88
capitalized interest during construction	**6**	6
net interest costs	**-67**	-60
exchange differences	**-7**	-
income from other securities	**1**	3
interest charge on discounted provisions	**-2**	-
sundry	**5**	1
total, net finance costs, before exceptional items	**-70**	-56
interest expense on exceptional items (see note 8)	**-8**	-
total, continuing operations	**-78**	-56

In 2005 the interest rate applied in the capitalization of interest during construction was 5% (2004: 5%).

(7) Earnings per ordinary share

2005	continuing operations before exceptional items	discontinued operations	result before exceptional items	exceptional items	total
net profit attributable to equity holders of Royal DSM N.V.	561	2	563	-36	527
dividend on cumulative preference shares	-16	-	-16	-	-16
net profit used for calculating earnings per share	545	2	547	-36	511
average number of ordinary shares outstanding (x 1,000)	190,783	-	190,783	-	190,783
effect of dilution:					
- share options	1,066	-	1,066	-	1,066
adjusted weighted average number of ordinary shares	191,849	-	191,849	-	191,849
earnings per share in euro:					
- shares outstanding	2.86	0.01	2.87	-0.19	2.68
- diluted	2.84	0.01	2.85	-0.19	2.66
dividend paid in 2005 per share in euro	0.875	-	0.875	-	0.875

2004	continuing operations before exceptional items	discontinued operations	result before exceptional items	exceptional items	total
net profit attributable to equity holders of Royal DSM N.V.	415	8	423	-130	293
dividend on cumulative preference shares	-22	-	-22	-	-22
net profit used for calculating earnings per share	393	8	401	-130	271
average number of ordinary shares outstanding (x 1,000)	191,617	-	191,617	-	191,617
effect of dilution:					
- share options	375	-	375	-	375
- convertible debenture loan	14	-	14	-	14
adjusted weighted average number of ordinary shares	192,006	-	192,006	-	192,006
earnings per share in euro:					
- shares outstanding	2.05	0.04	2.09	-0.68	1.41
- diluted	2.05	0.04	2.09	-0.68	1.41
dividend paid in 2004 per share in euro	0.875	-	0.875	-	0.875

(8) Exceptional items

		2005		2004
exceptional income:				
- gain from the sale of activities	**23**		19	
- release of provision for environmental costs	**36**		-	
total exceptional income		**59**		19
exceptional expense:				
- loss from the sale of activities	**-3**		-	
- additions to provisions for reorganization costs and severance payments	**-28**		-94	
- additions to other provisions	**-**		-15	
- impairment of intangible assets and property, plant and equipment	**-64**		-108	
- impairment of other assets	**-**		-1	
total exceptional expense		**-95**		-218
		-36		-199
net finance costs		**-8**		-
share of the profit of associates (net)		**-15**		-
total, exceptional items (before income tax expense)		**-59**		-199
income tax expense		**23**		57
total, exceptional items after income tax expense		**-36**		-142
minority interests		**-**		12
net result from exceptional items		**-36**		-130

2005
The gain from the sale of activities relates to book profits on the sale of DSM Bakery Ingredients and on the sale of land (DSM Nutritional Products). Jurisprudence showed that a provision for environmental costs could be released. The loss from the sale of activities is related to the sale of the SBR business. The addition to provisions for reorganization and severance costs is mainly the balance of restructuring and reorganization costs at the Linz site in Austria (€ 15 million) and expenses due to the closing of the South Haven site (USA) of DSM Pharmaceutical Products (€ 11 million). The impairment of intangible assets and property, plant and equipment relates to impairment of property, plant and equipment at the Linz site (€ 6 million), the South Haven site (€ 27 million) and the Montreal site in Canada (€ 31 million). The net finance costs are related to interest payments in connection with a final tax assessment in the Netherlands for the years 1997 and 1998. The share of profit of associates (net) concerns an impairment of DSM's share in Methanor. The income tax expense on exceptional items also includes the recognition of withholding tax credits over previous years and the settlement of tax returns in the Netherlands over previous years.

2004
The exceptional income in 2004 related to book profits on the sale of land (Performance Materials). The addition to provisions for reorganization and severance costs is the balance of restructuring and reorganization costs at DSM Anti-Infectives (€ 44 million) and in the production organization at the Geleen site in the Netherlands (€ 50 million, Other activities). The addition to the other provisions relates to an onerous purchasing contract in the field of anti-infectives. The impairment of assets relates entirely to the restructuring measures and reorganizations in the Life Science Products cluster.

(9) Intangible assets

	total	goodwill	licences and patents	other
balance at 31 December 2003				
cost	515	355	72	88
amortization	64	-	38	26
carrying amount	451	355	34	62
changes in carrying amount:				
- capital expenditure	44	-	17	27
- acquisitions	-	-	-	-
- disposals	-	-	-	-
- amortization	-22	-	-10	-12
- impairments	-1	-	-1	-
- exchange differences	-32	-29	-2	-1
- reclassifications	14	-	13	1
- other	-1	-	-1	0
	2	-29	16	15
balance at 31 December 2004				
cost	545	326	102	117
amortization	92	-	52	40
carrying amount	453	326	50	77
changes in carrying amount:				
- capital expenditure	24	-	19	5
- acquisitions	526	368	7	151
- disposals	-4	-	-	-4
- amortization	-35	-	-7	-28
- exchange differences	54	48	5	1
- classified as held for sale	-13	-	-13	-
- reclassifications	-2	0	0	-2
- other	0	-	-6	6
	550	416	5	129
balance at 31 December 2005				
cost	1,110	742	93	275
amortization	107	-	38	69
carrying amount	1,003	742	55	206

DSM acquired several entities in business combinations that have been accounted for by the purchase method, resulting in recognition of goodwill and other intangible assets. The amounts assigned to the acquired assets and liabilities are based on assumptions and estimates about their fair values. In making these estimates, management consults independent, qualified appraisers if appropriate. A change in assumptions and estimates could change the values allocated to certain assets and estimated economic lives, which could affect the amount or timing of charges to the income statement, such as amortization of intangible assets.

The carrying amount of goodwill as at 31 December 2005 includes an amount of € 366 million relating to the acquisition of Catalytica in 2001 and an amount of € 358 million relating to the acquisition of NeoResins in 2005. The goodwill of Catalytica is allocated to DSM Pharmaceuticals Inc. (DPI) as cash generating unit and tested annually for impairment on the basis of the Annual Strategic Review (ASR) for the business. The goodwill of NeoResins is tested at the level of the DSM Coating Resins and DSM Composite Resins business groups (which are in the process of being merged into the new DSM Resins). In all cases the carrying amount is tested against the fair value of the business. Fair value is based on parameters, which are common for the industry in acquisitions of similar businesses. This includes a 10-year cash flow and a terminal value without growth. Discount rates applied are between 6 and 8%.

The other intangible assets include:

	cost	amortization	carrying amount	of which acquisition related
application software	100	44	56	8
marketing-related	11	3	8	7
customer-related	3	2	1	-
technology-based	154	19	135	126
other	7	1	6	-
total	**275**	**69**	**206**	**141**

(10) Property, plant and equipment

	total	land and buildings	plant and machinery	other equipment	under construction	not used for operating activities
balance at 31 December 2003						
cost	**8,843**	1,629	6,284	306	611	13
depreciation	**4,644**	595	3,794	246	6	3
carrying amount	**4,199**	1,034	2,490	60	605	10
changes in carrying amount:						
- capital expenditure	**304**	19	86	5	194	-
- put into operation	-	34	393	14	-441	
- diposals	**-10**	-3	-5	-1	-	-1
- depreciation	**-469**	-55	-392	-22	-	-
- impairments	**-147**	-14	-93	-	-40	-
- exchange differences	**-56**	-12	-35	-1	-8	-
- reclassifications	**-14**	-13	-1	-	-	-
- other	**4**	8	-4	-	-3	3
	-388	-36	-51	-5	-298	2
balance at 31 December 2004						
cost	**8,838**	1,635	6,566	299	323	15
depreciation	**5,027**	637	4,127	244	16	3
carrying amount	**3,811**	998	2,439	55	307	12
changes in carrying amount:						
- capital expenditure	**378**	16	94	4	264	-
- put into operation	-	39	218	7	-264	-
- acquisitions	**88**	48	30	1	9	-
- diposals	**-126**	-44	-63	-15	-4	-
- depreciation	**-446**	-57	-372	-17	-	-
- impairments	**-86**	-26	-33	-1	-26	-
- exchange differences	**140**	34	85	1	20	-
- classified as held for sale	**-6**	-1	-5	-	-	-
- other	**-3**	8	-8	-3	-	-
	-61	17	-54	-23	-1	-
balance at 31 December 2005						
cost	**8,804**	1,664	6,483	284	343	30
depreciation	**5,054**	649	4,098	252	37	18
carrying amount	**3,750**	1,015	2,385	32	306	12

Property, plant and equipment includes assets acquired under finance lease agreements with a carrying amount of € 34 million (31 December 2004: € 49 million). The related commitments are included under Borrowings and amount to € 22 million (31 December 2004: € 40 million). The total of the minimum lease payments at the balance sheet date amount to € 25 million and their present values to € 24 million.

Overview of minimum lease payments in time:

	lease
2006	14
2007 - 2010	6
after 2010	5
total	25

(11) Deferred taxes

	2005	2004
deferred tax assets	**517**	432
deferred tax liabilities	**198**	147
net deferred tax assets	**319**	285

On balance net deferred tax assets increased by € 34 million owing to the following changes:

balance at 31 December 2004	285
deferred tax expense	-14
income tax expense recognized in equity	7
acquisitions and disposals	-37
exchange rate differences	21
other	57
balance at 31 December 2005	319

The changes under the heading "other" consist for the greater part of reclassifications.

(12) Associates

	2005	2004
balance at beginning of year	**78**	76
changes:		
- share of profit	**-2**	9
- dividends	**-3**	-7
- capital payments	**2**	6
- acquisitions	**2**	–
- disposals	**-9**	–
- other value changes	**-21**	–
- transfers	**-2**	–
- other	**-2**	-6
balance at end of year	**43**	78
of which loans issued	**-**	2

(13) Prepaid pension costs

	2005	2004
balance at beginning of year	**355**	286
changes:		
- charged to income	**13**	10
- employer contributions	**35**	59
- reclassifications	**2**	-
balance at end of year	**405**	355

For more details see also note 27.

(14) Other financial assets

	total	other securities	other recei-vables	other deferred items
balance at 31 December 2003	92	41	15	36
changes:				
- charged to income	-3	-	-	-3
- capital payments	6	6	-	-
- loans issued	1	-	1	-
- redemptions	-5	-	-5	-
- exchange differences	1	-	1	-
- transfers to current assets	-6	-	-	-6
- other	-4	-1	-1	-2
balance at 31 December 2004	82	46	11	25
changes:				
- charged to income	-3	-	-	-3
- capital payments	4	4	-	-
- disposals	-3	-2	-1	-
- advances	3	-	3	-
- loans issued	111	-	111	-
- redemptions	-5	-	-5	-
- exchange differences	4	-	3	1
- transfers to current assets	-4	1	1	-6
balance at 31 December 2005	189	49	123	17

Other securities relate to equity instruments in companies with activities that support DSM's business, such as venture funds. In Other securities an amount of € 45 million is included that relates to unquoted equity instruments for which the fair value cannot be measured reliably because there is no quoted price in the active market for these equity instruments. These securities are therefore held at cost.

The increase in loans issued relates for the major part to a loan to the Gist-brocades pension fund.

(15) Inventories

	2005	2004
raw materials and consumables, at cost	**442**	540
intermediates and finished goods, at cost	**1,120**	850
	1,562	1,390
adjustments to lower net realizable value	**-27**	-42
total	**1,535**	1,348

The carrying amount of inventories adjusted to net realizable value is € 78 million, the value adjustments of inventories charged to the income statement was € 4 million.

(16) Receivables

	2005	2004
trade accounts receivable	**1,350**	1,261
receivable from associates	**13**	25
income taxes receivable	**58**	68
other taxes and social security contributions	**92**	89
government grants	**3**	7
other receivables	**59**	63
deferred items	**48**	66
	1,623	1,579
adjustments for bad debts	**-26**	-23
total	**1,597**	1,556

In government grants an amount of € 2 million (2004: € 3 million) for investment grants and an amount of € 1 million (2004: € 4 million) for cost grants is included.

(17) Assets and liabilities classified as held for sale

Assets and liabilities classified as held for sale are related to the expected disposal of the DSM Minera business unit and comprise the following:

assets		
intangible assets	13	
property, plant and equipment	6	
inventories	13	
receivables	11	
total assets		43

liabilities		
other current liabilities	8	
total liabilities		8

The sale of Minera was signed and closed on January 19, 2006, with an effective date of January 1, 2006.

(18) Equity

	2005	2004
balance at beginning of year	**4,857**	5,164
net profit for 2005	**520**	270
reclassification cumulative preference shares A	**233**	-233
exchange differences, net of income tax expense	**135**	-66
dividends paid	**-186**	-195
buy-back of ordinary shares	**-170**	-119
proceeds from re-issue of ordinary shares	**102**	11
other changes	**50**	25
balance at end of year	**5,541**	4,857

On January 1, 2005, the date of first-time application of IAS 32/39, it was not unequivocally clear that the cumulative preference shares A met all the requirements for an equity instrument as set out in IAS 32 paragraph 16. This was clarified in the course of the first quarter, by adaptation of the contract with the holders of these shares. For this reason the cumulative preference shares were recognized in the opening balance sheet of 2005 (which includes application of IAS 32/39) as debt, which was reversed in the course of the first quarter.

Details of the impact of IFRS on shareholders' equity is explained in note 35: first-time adoption of IFRS by DSM.

After the balance sheet date the following dividends were established by the Managing Board:

		2005	2004
€ 16	0.36 per cumulative preference share A (2004: € 0.36)		**16**
€ 6	-.- per cumulative preference share C (2004: € 0.16)		**-**
€ 1.00 per ordinary share (2004: € 0.875)		**191**	168
total		**207**	190

The proposed dividend on ordinary shares is subject to approval by shareholders at the Annual General Meeting and has not been deducted from equity.

Share capital
On 31 December 2005 the authorized share capital amounted to € 1,125 million, distributed over 306,960,000 ordinary shares, 44,040,000 cumulative preference shares A and 375,000,000 cumulative preference shares B with a par value of € 1.50 each, and 1,200,000,000 cumulative preference shares C with a par value of € 0.03 each. The changes in the number of shares in 2005 are shown in the table below.

		shares in issue		treasury shares	
	ordinary	cumprefs A	cumprefs C	ordinary	cumprefs C
situation as at 31 December 2004*	201,953,008	44,040,000	37,500,000	9,996,112	37,500,000
re-issue of shares in connection with exercise of options	-	-	-	-5,108,069	-
buy-back of own shares	-	-	-	6,142,000	-
situation as at 31 December 2005	**201,953,008**	**44,040,000**	**37,500,000**	**11,030,043**	**37,500,000**
number of treasury shares as at 31 December 2005	11,030,043	-	37,500,000		
number of shares outstanding as at 31 December 2005	**190,922,965**	**44,040,000**	-		

* In this overview the split of the DSM shares is considered to be effective as of December 31, 2004.

The average number of ordinary shares outstanding in 2005 was 190,783,006. All shares in issue are fully paid.

Share premium
Of the total Share premium of € 545 million, an amount of € 139 million can be regarded as entirely free of tax.

Ordinary shares held in treasury
On 31 December 2004 DSM possessed 9,996,112 ordinary shares (nominal value € 15 million, 4.1% of the share capital). In 2005, DSM used 5,108,069 ordinary shares for servicing option rights. The company bought back 6,142,000 ordinary shares.
On 31 December 2005 DSM possessed 11,030,043 ordinary shares (nominal value € 17 million, 4.5% of the share capital). The average purchase price of the ordinary treasury shares was € 23.82. The ordinary treasury shares will be used for servicing management and personnel share option rights.

Other reserves

	translation reserve	'hedging' reserve	fair value reserve	reserve for share-based compensation	total
balance at 31 December 2004	-51	-1	-	4	-48
fair value changes of cash flow hedges	-	-2	0	-	-2
exchange differences, net	128	-	-	-	128
options granted	-	-	-	7	7
balance at 31 December 2005	77	-3	0	11	85

(19) Employee benefits liabilities

	2005	2004
balance at beginning of year	**385**	425
expenses	**46**	34
acquisitions	**34**	-
disposals	**-31**	-
employer contribution	**-69**	-61
exchange differences	**13**	-8
other changes	**10**	-5
balance at end of year	**388**	385
of which current	25	40

The Employee benefits liabilities of € 388 million (2004: € 385 million) include € 321 million (2004: € 314 million) related to liabilities from defined benefit and medical care plans, other long-term employee benefits such as jubilee benefits and long-term compensated absences for an amount of € 21 million (2004: € 17 million) and € 46 million (2004: € 54 million) for other plans. The liability for post-employment benefits is explained in detail in note 27.

(20) Provisions

	2005		2004	
	total	**of which current**	total	of which current
restructuring costs and termination benefits	**207**	**156**	306	175
environmental costs	**54**	**24**	91	21
other provisions	**102**	**38**	87	22
total	**363**	**218**	484	218

Where the effect of the time value of money is material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The discount rate used is based on swap rates for various terms, increased with 75 to 100 base points depending on those terms.

The Provision for restructuring costs and termination benefits mainly includes the costs of redundancy schemes relating to the dismissal and transfer of employees, costs of termination of contracts and consulting fees. These provisions have an average life of 1 to 3 years.

The Provision for environmental costs relates to soil clean-up obligations, among other things. These provisions have an average life of more than 10 years.

Several items have been combined under Other provisions, for example obligations ensuing from drilling platform decommissioning and site restoration, expenses relating to claims and onerous contracts. These provisions have an average life of 5 tot 10 years.

The total of non-current and current provisions decreased by € 121 million. This is the balance of the following changes:

	balance at 1 January 2005	additions	releases	uses	exchange differen-ces	other changes	balance at 31 December 2005
restructuring costs and termination benefits	306	45	-7	-145	5	3	207
environmental costs	91	11	-36	-12	2	-2	54
other provisions	87	33	-2	-18	1	1	102
total	484	89	-45	-175	8	2	363

The other changes include amounts relating to transfers to and from other balance-sheet items.

The addition to the Provision for restructuring costs and termination benefits mainly relates to the Life Science Products cluster (€ 28 million) and DSM Nutritional Products (€ 15 million). The withdrawal from this provision concerns expenditure related to restructuring operations at DSM Pharmaceutical Products, DSM Food Specialties, DSM Anti-Infectives, DSM Nutritional Products, DSM Elastomers and DSM Industrial Services (Copernicus project).

(21) Borrowings

	2005		2004	
	total	**of which current**	total	of which current
debenture loans	**1,057**	**140**	1,131	383
private loans	**492**	**37**	538	46
finance lease liabilities	**22**	**13**	40	16
credit institutions	**139**	**139**	82	82
	1,710	**329**	1,791	527
cumulative preference shares A	-	-	233	-
total	**1,710**	**329**	2,024	527

For more information relating to the reclassification of cumulative preference shares A see note 18.

In agreements governing loans with a residual amount at year-end 2005 of € 1,322 million, of which € 147 million of a short-term nature (31 December 2004: € 1,392 million, of which € 400 million short term), clauses have been included which restrict the provision of security. The documentation of the € 300 million bond issued in November 2005 includes a change of control clause. This clause allows the bond investors to request repayment at par if 50% or more of the DSM shares are controlled by a third party and if the company is downgraded below investment grade (< BBB-). For private loans no collateral was furnished (31 December 2004: also zero).

At 31 December 2005, borrowings to a total of € 630 million had a remaining term of more than 5 years. The schedule of repayment of borrowings excluding credit institutions is as follows:

- 2006	190
- 2007	462
- 2008	36
- 2009 and 2010	253
- 2011 through 2015	630
- after 2015	0
total	**1,571**

A breakdown of the borrowings, excluding debt to credit institutions and cumulative preference shares, by currency is given below:

	2005	2004
EUR	**986**	1,117
USD	**459**	407
CNY	**124**	107
CAD	**-**	56
ZAR	**-**	16
other	**2**	6
total	**1,571**	1,709

On balance, total borrowings decreased by € 314 million owing to the following changes:

balance at 31 December 2004	2,024
loans taken up	348
redemptions	-487
changes in fair value	-27
changes in credit institutions	42
exchange differences	100
reclassification of cumulative preference shares A	-233
transfer	-1
other changes	-56
balance at 31 December 2005	**1,710**

The changes in fair value of external borrowings are offset by the changes in fair value of related financial derivatives (see also note 26).

The other changes related to the increase of DSM's share in DSM Biologics Holdings, Inc.

The average effective interest rate on the portfolio of borrowings, including financial instruments related to these borrowings, outstanding in 2005 amounted to 4.1% in 2005 (2004: 4.2%).

A breakdown of debenture loans is given below:

			2005	2004
4.75%	DEM loan	1998-2005	-	383
6.25%	NLG loan	1996-2006	**140**	143
6.75%	USD loan	1999-2009	**204**	182
6.38%	EUR loan	2000-2007	**413**	423
4.00%	EUR loan	2005-2015	**300**	-
total			**1,057**	1,131

All debenture loans have a fixed interest rate. The fixed interest rate of the 6.25% NLG loan 1996-2006, the 6.75% USD loan 1999-2009 and the 6.38% EUR loan 2000-2007 have been swapped to floating rates by means of interest rate swaps (fair value hedges). The 6.38% EUR loan 2000-2007 was swapped into US dollars in 2000 to hedge the currency risk of net investments in US dollar denominated subsidiaries. This net investment hedge was unwound in 2005. In 2005 this EUR loan was swapped into Swiss francs to hedge the currency risk of net investments in Swiss franc denominated subsidiaries.

The 4.00% EUR loan 2005-2015 was pre-hedged (cash flow hedge) in 2005 as a forecast transaction, which led to an effective lower fixed interest rate of 3.66%.

Private loans breakdown is given below:

			2005	2004
9.22%	NLG loan	1990-2005	-	12
9.3%	NLG loan	1991-2006	7	7
4.34%	NLG loan	1998-2008	11	15
floating (6 months)	NLG loan	2000-2014	69	67
floating	CNY loan	2002-2005	-	20
12.9%	ZAR loan	2002-2006	-	16
floating (indefinite)	CNY loan	2002-2010	123	87
5.51%	USD loan	2003-2013	128	115
5.61%	USD loan	2003-2015	127	110
3.67%	CAD loans		-	46
	other loans		27	43
total			**492**	538

The fixed interest rate of the 5.51% USD loan 2003-2013 was swapped into a floating rate by means of an interest rate swap (fair value hedge). During 2005 this interest rate swap was unwound. The gain from this will be amortized until the maturity date, leading to an effective fixed US dollar interest rate of 4.29% for the loan.

The currency component of the 5.61% USD loan 2003-2015 was swapped into euros (cash flow hedge). The resulting EUR obligation was swapped into Swiss francs to hedge the currency risk of net investments in Swiss-franc-denominated subsidiaries (net investment hedge).

DSM's policy regarding financial risk management is described in note 26.

(22) Other non-current liabilities

	2005	2004
government grants	37	38
other deferred items	16	22
total	**53**	60

The government grants include an amount of € 37 million (2004: € 38 million) in investment grants.

(23) Other current liabilities

	2005	2004
received in advance	8	3
trade accounts payable	960	845
notes and checks due	3	6
owing to associates	14	38
income taxes payable	57	29
other taxes and social security contributions	64	65
pensions	4	0
other liabilities	205	210
deferred items	384	414
total	**1,699**	1,610

In the 'deferred items' an amount of € 1 million (2004: € 1 million) in cost grants is included.

(24) Contingent assets and contingent liabilities

Contingent liabilities

	2005	2004
operating leases	**34**	23
guarantee obligations on behalf of associates and third parties	**28**	19
outstanding orders for projects under construction	**8**	11
other	**17**	6
total	**87**	59

Most of the outstanding orders for projects under construction will be completed in 2006.

The commitments for operating leases are spread as follows:

- 2006	9
- 2007	6
- 2008	4
- 2009 and 2010	5
- after 2010	10
total	34

Litigation
There is an ongoing investigation into possible restrictive and/or concerted practices involving a number of EPDM producers, including DSM, launched by the European Commission and the US Department of Justice at the end of 2002. DSM is cooperating fully in this investigation and will continue to do so for as long as necessary. The investigation has prompted various buyers to institute proceedings for damage against a number of EPDM producers, including DSM. These proceedings include a class action brought before the United States District Court in Connecticut.

There is a process in place to monitor legal claims periodically and systematically.

(25) Income tax expense

As part of the process of preparing consolidated financial statements, DSM is required to estimate income tax expense in each of the jurisdictions in which it conducts business. This process involves estimating actual current tax expense and temporary differences between tax and commercial reporting. Temporary differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The Company has to assess the likelihood that deferred tax assets will be recovered from future taxable income. Deferred tax assets are reduced if, and to the extent that, it is not probable that all or some portion of the deferred tax assets will be realized. In the event that actual results differ from estimates in future periods, and depending on tax strategies that DSM may be able to implement, changes to the valuation of deferred taxes could be required, which could impact on the financial position and net income.

The tax expense on the total result was € 150 million (2004: € 38 million). In 2005 the exceptional items included a tax gain of € 23 million, compared with a gain of € 57 million in 2004.

The tax expense can be broken down as follows:

	2005	2004
total tax on result from continuing operations, before exceptional items	**-173**	-95
tax on exceptional items	**23**	57
total tax expense from continuing operations	**-150**	-38
of which:		
current tax expense		
- current year	**-82**	14
- prior year adjustments	**-54**	38
	-136	52
deferred tax expense		
- originating from and reversal of temporary differences	**-93**	-163
- prior year adjustments	**69**	-23
- change in tax rate	**-3**	30
- benefit of tax losses and tax credits recognized	**13**	66
	-14	-90
total tax expense	**-150**	-38

The relationship between the domestic income tax rate and the effective tax rate is as follows:

as a %	2005	2004
domestic income tax rate	**31.5**	34.5
tax effects of		
- deviating rates	**-9.9**	-14.5
- tax-exempt income and non-deductible expense	**-0.9**	-
- other effects	**3.0**	-0.6
effective tax rate excluding exceptional items	**23.7**	19.4
effective tax rate including exceptional items	**21.9**	13.1

The difference in effective tax rate including and excluding exceptional items in 2005 was due to the fact that exceptional items included a separate (positive) tax item. The difference in 2004 was caused by the relatively high tax rate on the exceptional loss.

No deferred tax assets were recognized for losses carried forward amounting to € 115 million (2004: € 121 million).

The deferred tax assets and liabilities relate to the following balance sheet categories:

	December 31, 2005		December 31, 2004	
	deferred tax asset	**deferred tax liability**	deferred tax asset	deferred tax liability
intangible assets	**25**	**47**	11	1
property, plant and equipment	**72**	**295**	55	229
financial assets	**35**	**15**	60	74
other non-current assets	**2**	**123**	2	122
inventories	**52**	**35**	42	35
receivables	**3**	**1**	34	3
other current assets	**3**	**0**	0	7
equity	**0**	**10**	1	12
other non-current liabilities	**29**	**7**	27	3
non-current provisions	**69**	**11**	133	9
non-current borrowings	**9**	**6**	37	12
other current liabilities	**57**	**7**	27	28
tax losses carried forward	**520**	**-**	391	-
	876	**557**	820	535
set-off	**-359**	**-359**	-388	-388
total	**517**	**198**	432	147

(26) Financial instruments

Policies on financial risks

General
DSM is exposed to several financial risks: liquidity risk, currency risk, interest rate risk and credit risk. DSM's financial risk policy is aimed at minimizing the effects of fluctuations in currency exchange and interest rates on its results in the short term and following the market exchange rates and interest rates in the long term. Within DSM financial risk management is centralized. DSM uses financial derivatives to manage financial risks relating to business operations. DSM does not use derivative instruments for trading purposes.

Liquidity risk
At DSM cash management is carried out centrally insofar as this is possible via an "In-house Bank". To this end, in the major countries use is made of cash pools operating mainly via zero-balancing agreements. DSM has two confirmed credit facilities of € 400 million and € 500 million amounting to a total of € 900 million (2004: three credit facilities) and two commercial paper programs, one amounting to € 900 million (2004: € 900 million) and the other amounting to $ 400 million (2004: $ 400 million). The company will use the two commercial paper programs to a total of not more than € 900 million (2004: € 900 million).

Currency risk
The currency risk arises from recognized assets and liabilities, firm commitments and forecast transactions, denominated in currencies other than the euro. The currencies giving rise to this risk are primarily the US dollar, the UK pound and the Swiss franc. DSM uses currency forward contracts, spot contracts and – to a limited extent – currency options to hedge the exposure to fluctuations in foreign exchange rates. In general, currency forward contracts and currency options have maturities of less than one year. It is DSM's policy to hedge 100% of the currency risks resulting from sales and purchases at the moment of recognition of the trade receivables and trade payables. In addition, operating companies may opt – under strict conditions – for hedging currency risks from firm commitments. Currency risks arising from forecast transactions denominated in US dollar are in some instances hedged, following a decision to that effect by the Managing Board. This kind of hedge is treated as cash flow hedges.

The currency risk associated with the translation of DSM's net investment in entities denominated in currencies other than the euro is partially hedged. Swiss-franc-denominated net assets have to some extent been hedged by currency swaps (CHF 826 million). US-dollar-denominated net assets have to some extent been hedged through USD loans (USD 400 million). The reason for these hedges is the relatively high level of foreign-currency-denominated net investments.

Interest rate risk
DSM's interest rate risk policy is aimed at minimizing the interest rate risks associated with the financing of the company and thus at the same time optimizing the net finance costs. Interest rate instruments will be applied only on the basis of underlying positions. This policy translates into a certain desired profile of fixed interest and floating interest positions, with the floating interest position in principle not exceeding 60% of net debt. DSM manages interest rate risks by means of interest rate swaps and, to a limited extent, the purchase of interest rate options.

Market values
Financial assets and financial liabilities are initially recognized at cost, being the fair value of the proceeds received, net of transaction costs. Subsequently, the estimated fair value of financial instruments is determined by using available market information and appropriate valuation methods. The fair value of derivatives and borrowings has been calculated by discounting the expected cash flows at prevailing interest rates. For the loans included in the non-current financial assets, trade accounts receivable, cash and cash equivalents, and trade accounts payable, the carrying amount approximates the fair value.

Borrowings are valued at amortized cost, with the exception of the loans related to fair value hedges.

Hedge accounting
DSM applies the following hedge accounting models: fair value hedge accounting, cash flow hedge accounting and net investment hedge accounting, to manage the risks as mentioned above. The goal of a **fair value hedge** is to fix the value of an asset/liability (hedged item). Changes in fair value of a designated derivative that is highly effective as a fair value hedge, together with the change in fair value of the corresponding asset, liability or firm commitment attributable to the hedged risk, are included directly in earnings. So both fair value changes are offset in the income statement. The goal of a **cash flow hedge** is to limit the variability of highly probable future cash flows due to foreign currency or interest rate movements. Changes in fair value of a designated derivative that is highly effective as a cash flow hedge are included in equity and reclassified into income in the same period during which the hedged forecast cash flow affects income. This means there is no volatility in the income statement. The goal of a **net investment hedge** is to fix the value of an investment in a foreign entity. Changes in fair value of a designated derivative that is highly effective as a net investment hedge are included in equity. So volatility of the hedged part of the net investment is offset in equity.

Any ineffectiveness of hedges is reflected directly in income. DSM aims to mitigate these risks by closely monitoring the effectiveness of the hedges through effectiveness testing. Ineffectiveness only occurs when fair value changes of the hedging instrument compared to fair value changes of the underlying risk are outside a 80 – 125 % bandwidth. All hedges in 2005 have proven to be effective.

Credit risk
DSM manages the credit risk to which it is exposed through credit limits per financial institution and by dealing exclusively with financial institutions having a high credit rating. At the balance sheet date there were no significant concentrations of credit risk.

Financial derivatives

	total	current assets	current liabilities
interest rate swaps	41	43	-2
currency swaps	129	158	-29
total financial derivatives related to external borrowings	170	201	-31
currency forward contracts	29	38	-9
currency options	-14	5	-19
balance at 31 December 2004	185	244	-59
interest rate swaps	14	22	-8
currency swaps	-7	11	-18
total financial derivatives related to external borrowings	7	33	-26
currency forward contracts	-36	3	-39
currency options	-	-	-
balance at 31 December 2005	-29	36	-65

Value changes of external borrowings and related financial derivatives 2005 vs. 2004:

hedges on external borrowings	external borrowings	derivatives	total	equity	P&L	other
fair value hedges (interest rate swaps)	27	-27	-	-	-	-
cash flow hedge (currency swaps)	-17	11	-6	-6	-	-
net investment hedge (currency swaps)	26	-147	-121	-	-2	-119*
total	**36**	**-163**	**-127**	**-6**	**-2**	**-119**

* Positive cash flow impact of unwinding the currency swap from EUR to USD on the 6.38% EUR loan 2000-2007.

Interest rate swaps
Interest rate swaps are used to achieve an appropriate mix of fixed and floating interest rate exposure of external loans. These swaps are accounted for as fair value hedges. The maturities of the swaps match those of the related loans. On 31 December 2005, the notional amount of the interest rate swaps for fair value hedging purposes relating to long-term loans was € 748 million (2004: € 830 million).

Interest rate swaps are from time to time used to hedge the fixed interest rate (excluding the DSM credit spread) of a new external loan as from the future issue date. In this way DSM achieves up-front certainty about the interest costs for a major part of DSM long-term euro debt. Under IFRS such swaps are accounted for as cash flow hedges. DSM pre-hedged the 4.00% EUR loan 2005-2015 (€ 300 million) during 2005 as a highly probable transaction, which led to an effective lower fixed interest rate of 3.66% (including DSM credit spread). A second interest rate swap of € 200 million was concluded in 2005 for the highly probable refinancing of the 6.38% EUR 400 million loan 2000-2007 maturing in 2007. On 31 December 2005, the notional amount of the interest rate swaps for cash flow hedging purposes relating to future long-term loans was € 200 million (2004: zero).

Currency swaps
With currency swaps the currency risk of loans and net investments in subsidiaries denominated in foreign currencies are hedged. These currency swaps are accounted for as net investment hedges. DSM uses currency swaps to hedge part of the net investment in Swiss-franc-based assets (CHF 826 million). On 31 December 2005, the notional amount of the currency swaps relating to net investment hedges was € 538 million (2004: € 538 million).

Currency swaps that hedge the currency risk resulting from recognized assets and liabilities, firm commitments and forecast transactions are accounted for as cash flow hedges. The notional amount of currency swaps relating to long-term-loans denominated as cash flow hedges was € 141 million (2004: € 141 million).

Currency forward contracts
To hedge intercompany loans and receivables/payables denominated in the non-functional currency of the subsidiaries, DSM uses currency forward contracts. These hedges are based on underlying positions. Hedge accounting is not applied. On 31 December 2005, the notional amount of the currency forward contracts was € 1,567 million (2004: € 1,891 million).

DSM hedged part of its projected net cash flow in USD in 2006 (USD 306 million) by means of currency forwards, more specifically average rate forwards, at an average exchange rate of USD 1.22 per euro for the four quarters. This hedge has fixed part of the DSM net USD exposure at this exchange rate. The effects of these hedges will be included in the operating profit of the clusters involved.

Currency options
Currency options, more specifically average rate options, are used to hedge certain currency risks related to forecast transactions and firm commitments of operating companies. These options provide protection against deterioration of the USD whilst allowing DSM to retain upward USD potential. The premiums for these instruments are paid up-front and impact on the operating result of the subsidiary involved. In 2004 DSM hedged two USD firm commitment contracts for 2005 and 2006 by buying average rate options with a total underlying value of USD 34.6 million (2005) and USD 37.2 million (2006). Additional, average rate options were used to hedge part of the projected net cash flow in USD in the second half of 2005 at an exchange rate of USD 1.20 per euro with an underlying value of USD 160 million. The costs of these options were € 2.3 million.

(27) Post-employment benefits

The charges for post-employment benefits recognized in the income statement (note 5) consist of: :

	2005	2004
net costs related to defined benefit plans	**22**	21
net costs related to medical care plans	**5**	-2
costs related to other long-term employee benefits	**20**	9
total, continuing operations	**47**	28
discontinued operations	**1**	1
total	**48**	29

For 2006 net costs related to defined benefit and medical care plans will approximate the costs for 2005.

Pensions
The DSM Group companies have various pension plans, which are geared to the local regulations and practices in the countries in which they operate. As these plans are designed to comply with the statutory framework, tax legislation, local customs and economic situation of the countries concerned, it follows that the nature of the plans varies from country to country.

Defined benefit plans are applicable to the majority of employees in the Netherlands, Germany, the United Kingdom, Switzerland and the United States. The rights that can be derived from these plans are based primarily on length of service and (average) final salary. The majority of these obligations are funded and have been transferred to independent pension funds and life assurance companies. Post-employment benefits relate to obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Post-employment benefit accounting is intended to reflect the recognition of post-employment benefits over the employee's approximate service period, based on the terms of the plans and the investment and funding decisions made. The accounting requires management to make assumptions regarding variables such as discount rate, future salary increases, return on assets, and future medical costs. Management consults with outside actuaries regarding these assumptions at least annually for significant plans. Changes in these key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic costs incurred.

The amounts recognized in the balance sheet for defined benefit plans are as follows:

present value of benefit obligation	**2005**	2004
benefit obligation at 1 January	**4,756**	4,247
changes:		
- service costs	**112**	90
- interest costs	**210**	215
- employee contributions	**12**	12
- plan changes	**4**	0
- net actuarial gain (-) or loss (+)	**149**	407
- exchange differences	**20**	-10
- acquisitions	**81**	-
- divestments	**-62**	-
- curtailments	**-5**	-
- benefits paid	**-233**	-230
- other	-	25
benefit obligation at 31 December	**5,044**	4,756

fair value of plan assets	**2005**	2004
plan assets at 1 January	**4,616**	4,253
changes:		
- actual return on plan assets	**734**	458
- employer contributions	**88**	99
- employee contributions	**12**	12
- exchange differences	**14**	-7
- benefits paid	**-233**	-230
- other	**0**	31
plan assets at 31 December	**5,231**	4,616

net assets	**2005**	2004
present value of benefit obligations	**5,044**	4,756
fair value of plan assets	**5,231**	4,616
funded status	**187**	-140
unrecognized actuarial gains (-) or losses (+)	**-49**	228
unrecognized past service costs	**-**	0
effect of asset ceiling	**-1**	-
net assets in balance sheet	**137**	88

amounts in the balance sheet:		
- liabilities (provision for post-employment benefits)	**268**	267
- assets (prepaid pension costs)	**405**	355
net assets in balance sheet	**137**	88

The amounts recognized in the income statement are as follows:

	2005	2004
current service costs	**112**	89
interest costs	**210**	215
expected return on plan assets	**-305**	-283
past service costs	**4**	0
asset ceiling	**1**	0
net costs related to defined benefit plans	**22**	21

The changes in the net asset recognized in the balance sheet are as follows:

	2005	2004
net assets at 1 January	**88**	7
net expense recognized in the income statement	**-22**	-21
employer contributions	**88**	99
exchange differences	**-7**	3
others	**-10**	-
net assets at 31 December	**137**	88

The main actuarial assumptions for the year (expressed as ranges) are:

	2005	2004
discount rate	**2.6% - 6.1%**	3.3% - 6.1%
price inflation	**1.5% - 3.0%**	1.5% - 3.0%
salary increase	**1.8% - 4.0%**	1.8% - 4.0%
pension increase	**0% - 2.8%**	0% - 2.8%
return on assets	**4.5% - 8.5%**	4.8% - 8.5%

Post-employment medical care and other costs
In some countries, particularly the United States, group companies provide retired employees and their surviving dependants with post-employment benefits other than pensions, mainly allowances for medical and dental expenses and life insurance premiums. Some of these are unfunded; in these cases, approved expense claims are reimbursed out of the financial resources of the group companies concerned.

The amounts included in the balance sheet are as follows:

	2005	2004
present value of obligations	**67**	54
fair value of plan assets	**13**	11
present value of obligations	**54**	43
unrecognized actuarial gains (-) or losses (+)	**-3**	0
unrecognized past service costs	**2**	4
net liability in balance sheet (provision for post-employment benefits)	**53**	47

The amounts recognized in the income statement are as follows:

	2005	2004
current service cost	**2**	2
interest costs	**4**	3
expected return on plan assets	**-1**	-1
past service costs	**-**	-6
net costs related to medical care plans	**5**	-2

The (net) changes in the liability for post-employment medical care and other costs recognized in the balance sheet (Provision for post-employment benefits) can be shown as follows:

	2005	2004
net liability at 1 January	**47**	61
net expense recognized in the income statement	**5**	-2
benefits paid	**-3**	-6
exchange differences on foreign plans	**7**	-4
other	**-3**	-2
net liability at 31 December	**53**	47

The main actuarial assumptions for post-employment medical care costs for the year are:

	2005	2004
underlying inflation rate	**3.0%**	3.0%
medical claim inflation rate	**7.0%**	7.25%
salary increase	**6.0%**	6.12%
discount rate	**4.0%**	4.0%

(28) Net debt

		2005		2004
borrowings:				
- non-current borrowings	**1,381**		1,264	
- current borrowings	**329**		527	
total borrowings		**1,710**		1,791
current investments		**-5**		-6
cash and cash equivalents		**-902**		-1,261
net balance of financial derivatives (see also note 26)		**29**		-185
net debt		**832**		339

In the calculation of the net debt the temporary reclassification at year-end 2004 to debt of the cumulative preference shares A with an impact of € 233 million has not been taken into consideration.

An amount of € 13 million (2004: € 20 million) in cash and cash equivalents was restricted and mainly relates to cash pledged in connection with the dissolution of the joint venture with BASF in the field of feed enzymes, as a consequence of the takeover in 2003 of Roche's Vitamins & Fine Chemicals division.

(29) Notes to the cash flow statement

The cash flow statement provides an explanation of the changes in cash and cash equivalents. It is prepared on the basis of a comparison of the balance sheets as at 1 January and 31 December. Changes that do not involve cash flows, such as changes in exchange rates, impairments and transfers to other balance-sheet items, are eliminated.

Changes in working capital due to the acquisition or sale of consolidated companies are included under Investing activities.

Most of the changes in the cash flow statement can be traced back to the detailed statements of changes for the balance-sheet items concerned. For those balance-sheet items for which no detailed statement of changes is included, the table below shows the link between the change according to the balance sheet and the change according to the cash flow statement:

	working capital	provisions	borrowings
balance at 1 January 2005	1,294	484	2,024
balance at 31 December 2005	1,433	363	1,710
balance-sheet change	139	-121	-314
adjustments:			
- exchange differences	-103	-8	-100
- changes in consolidation	87	-2	55
- transfers	62	-	29
- reclassifications	16	-	233
adjusted balance-sheet change	201	-131	-97
change in cash flow	-201	-131	-97

(30) Management share options

Under the current plan performance and non-performance related stock options or stock appreciation rights (SARs) are granted to senior management. Such a grant takes place on the first day on which the DSM share is quoted ex-dividend following the Annual General Meeting. The opening price of the DSM share on that day is the exercise price of the stock options/SARs.

Stock options/SARs have a term of eight years and are subject to a vesting period of three years. After this 3-year period one third of the stock options/SARs (non-performance related) vest and two third of the stock options/SARs which are performance related will become exercisable in whole, in part, or not at all, depending on the Total Shareholder Return (TSR) achieved by DSM in comparison with a peer group. Non-vested stock options/SARs will be forfeited.

The exercise of stock options/SARs is regulated and in any case prohibited if the Plan participant has insider knowledge. A number of senior officers as well as a number of officers involved in processing financial statements are not allowed to exercise their stock options/ SARs during predefined black-out periods prior to the publication of quarterly or annual reports. In addition, senior officers must obtain the approval of an officer ranking one level higher in the organization. Senior management that is not included in the aforementioned groups are not subject to any predefined black-out periods and may exercise their stock options at any time, provided they have no insider knowledge. In specific circumstances the Compliance Officer may define special black-out periods for individuals or a group of employees, during which they are not allowed to trade in any DSM securities.

Overview of management option rights

		outstanding on 31 Dec. 2004	in 2005 granted	vested (a)	exercised	forfeited / expired	outstanding on 31 Dec. 2005	exercise price (€)	exercise period
stock options:									
- vested	1999	393,500			-393,500		-	13.005	until 14 Jan. 2007
	2000	765,000			-643,500		121,500	18.240	until 31 Mar. 2008
	2001	2,039,250			-1,405,859		633,391	19.990	until 30 Mar. 2009
	2002	479,100		1,779,450	-1,104,300		1,154,250	23.505	until 4 Apr. 2010
	2003	140,000		71,000	-102,500		108,500	18.195	until 4 Apr. 2011
	2003(b)	11,300		14,150	-11,300		14,150	19.770	until 3 Nov. 2011
	2004	6,000		119,150	-43,500		81,650	17.895	until 2 Apr. 2012
	2005	0		65,200	-5,000		60,200	29.050	until 8 Apr. 2013
- unvested	2002	1,801,950		-1,779,450		-22,500	-	23.505	
	2003	2,098,126		-71,000		-98,500	1,928,626	18.195	
	2003(b)	192,050		-14,150		-5,250	172,650	19,770	
	2004	2,634,076		-119,150		-101,250	2,413,676	17.895	
	2005	0	2,580,478	-65,200		-47,600	2,467,678	29.050	
stock appreciation rights									
- vested	1999	72,000			-58,000		14,000	13.005	until 14 Jan. 2007
	2000	72,000			-57,000		15,000	18.240	until 31 Mar. 2008
	2001	31,500			-31,500		-	19.990	until 30 Mar. 2009
	2002	18,000		213,750	-133,750		98,000	23.505	until 4 Apr. 2010
	2003	8,000		8,000	-8,000		8,000	18.195	until 4 Apr. 2011
	2003(b)	1,000		8,450			9,450	19.770	until 3 Nov. 2011
	2004	8,000		16,450	-8,000		16,450	17.895	until 2 Apr. 2012
	2005	0		8,000			8,000	29.050	until 8 Apr. 2013
- unvested	2002	225,750		-213,750		-12,000	-	23.505	
	2003	264,750		-8,000		-16,000	240,750	18.195	
	2003(b)	342,200		-8,450			333,750	19.770	
	2004	633,900		-16,450		-16,000	601,450	17.895	
	2005	0	447,750	-8,000		-4,000	435,750	29.050	
	total	12,237,452	3,028,228	-	-4,005,709	-323,100	10,936,871		
changes in 2004	total		3,341,726	-	-356,150	-482,750			

(a) Stock options / SARs will partly vest and may therefore be exercised immediately upon termination of employment in connection with (early) retirement.

(b) On 3 November 2003 a select group of DSM Nutritional Products employees received stock options / SARs on a one-off basis.

Overview of personnel option rights

	outstanding on 31 Dec. 2004	in 2005 granted	exercised	expired	outstanding on 31 Dec. 2005	exercise price (€)	exercise period
relating to 1999	289,686	-	-252,348	-480	36,858	19.80	until Feb. 2006
relating to 2000	477,418	-	-413,542	-1,320	62,556	19.99	until Mar. 2006
relating to 2001	410,334	-	-239,310	-6,356	164,668	23.11	until Apr. 2007
relating to 2002	278,262	-	-198,010	-2,370	77,882	18.19	until Apr. 2008
relating to 2003	0	-	-	-	0		
relating to 2004	0	256,100	-11,650	-8,956	235,494	29.05	until Apr. 2010
total	1,455,700	256,100	-1,114,860	-19,482	577,458		
changes in 2004		-	-272,552	-30,088			

Based on the 2004 result, 256,100 personnel option rights were granted in 2005. No personnel option rights were granted in 2004.

Restricted shares

Granting of restricted shares is limited to the Managing Board; a further explanation is available on page 67.

		outstanding on 31 Dec. 2004	during 2005 granted	vested	expired / forfeited	outstanding on 31 Dec. 2005	share price at date of grant (€)
unvested	2005	-	42,000	-	-	42,000	29.050

Before 2005 no restricted shares were granted.

Share-based compensation

The costs of option plans are measured by reference to the fair value of the options at the date at which the options are granted. The fair value is determined using the Black-Scholes option pricing model, taking into account market conditions linked to the price of the DSM share. The costs of these options are recognized in the income statement (Employee benefits). Prior to 2004 share-based compensation was accounted for using the intrinsic value method.

The following assumptions were used in the Black-Scholes option pricing model:

	2005	2004
risk-free interest rate (6 years risk free)	**3.15%**	3.24%
expected option life management option rights	**6 years**	6 years
nominal option life management option rights	**8 years**	8 years
expected option life personnel option rights	**2.5 years**	2.5 years
nominal option life personnel option rights	**5 years**	5 years
expected stock price volatility	**26%**	26%

The costs of wages and salaries include an amount of € 22 million in share-based compensation (2004: € 8 million).

(31) Interests in joint ventures

DSM holds the following interests in the following most important joint ventures:

company	location		DSM interest
DEX-Plastomers VoF	Heerlen	NL	50%
Holland Sweetener Company VoF	Geleen	NL	50%
Noordgastransport BV	Zoetermeer	NL	40%
Fersina Gb SA de CV	Ramos Arizpe	MX	50%
Zhang Jia Kou Gist-brocades Pharmaceutical Company Ltd.	Zhang Jia Kou	CN	50%
EdeA VoF	Geleen	NL	50%

The financial data of joint ventures are included in the consolidated financial statements according to the method of proportionate consolidation. DSM interests in the assets and liabilities, revenues and expenses of these joint ventures are:

	2005	2004
non-current assets	**187**	208
current assets	**134**	146
non-current liabilities	**-116**	-127
current liabilities	**-66**	-68
net assets	**139**	159
net sales	**374**	391
expenses	**-339**	-356
net profit	**35**	35

(32) Interests in associates

DSM holds the following interests in the following most important associates:

company	location		DSM interest
American Melamine Industries, Inc.	Fortier	US	50%
Methanor VoF	Amersfoort	NL	30%
Nippon Dyneema Co. Ltd.	Osaka	JP	50%
Nylon Polymer Company, LLC	Augusta	US	25%
Triferto BV	Doetinchem	NL	40%
Xinhui Meida - DSM Nylon Chips Co. Ltd.	Guangzhou	CN	25%

Investments in associates are accounted for by the equity method of accounting. The following table provides summary financial information on associates on a 100% basis.

	2005	2004
non-current assets	**126**	218
current assets	**65**	64
non-current liabilities	**-17**	-48
current liabilities	**-62**	-147
net assets	**112**	87
net sales	**358**	542
net profit	**-2**	34

(33) Related parties

Related parties disclosure relates entirely to the key management of DSM.

Remuneration of Members of the Managing Board and the Supervisory Board of Royal DSM N.V.

The renumeration of the members of the Managing Board and the Supervisory Board is included in the employee benefits. In the financial year under review, the remuneration of persons who were on the Managing Board of Royal DSM N.V. in 2005 amounted to € 3.9 million (2004: € 3.4 million). This includes fixed annual salaries € 2.5 million (2004: € 2.4 million), bonuses € 0.9 million (2004: 0.5 million), pension costs € 0.3 million (2004: € 0.3 million) and other costs € 0.2 million (2004: € 0.2 million). In 2005 the average number of Managing Board members employed by Royal DSM N.V. was 5 (2004: 5). The remuneration of former members of the Managing Board amounted to zero (the same as in 2004).

Members of the Supervisory Board received a fixed remuneration (included in 'Other operating costs') totaling € 0.3 million (2004: € 0.2 million).

Further information about the remuneration of Managing Board members and Supervisory Board members and their share option rights is given on page 62 of the Report by the Managing Board.

(34) Service fees paid to external auditors

The service fees paid to Ernst & Young included in 'Work subcontracted and other external costs' in 2005 amounted to € 5.2 million for audit services (2004: € 5.8 million), € 1.6 million for tax services (2004: € 1.6 million) and € 0.4 million for sundry services (2004: € 0.5 million).

(35) First-time adoption of IFRS by DSM

Introduction
Until 2004 DSM prepared its consolidated financial statements in accordance with accounting principles generally accepted in the Netherlands ('NL GAAP'). From 2005 onwards DSM is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

In the Annual Report 2004 DSM provided an annex that explained the main consequences of the transition from NL GAAP to IFRS. The information in that annex was prepared on the basis of the best of our knowledge. At that moment some issues were still subject to debate with respect to the general interpretation of certain standards (notably with respect to IAS 19, IAS 32 and IAS 39). For this reason, the reconciliations in the Annual Report 2005 deviate from the figures presented in the annex of the Annual Report 2004. As DSM publishes comparative information for one year in its Annual Report, the date for transition to IFRS is 1 January 2004, this being the start of the earliest period for which comparative information is given. The financial information of DSM according to IFRS has been prepared on the basis of IFRS effective at 31 December 2005.

Overview of the impact of the transition to IFRS
The impact of the transition on shareholders' equity and net profit can be summarized as follows:

SHAREHOLDERS' EQUITY

	1 January 2004	31 December 2004	1 January 2005
according to NL GAAP	4,918	4,812	
changes due to the application of:			
- IFRS 2 Share-based payment	-1	-3	
- IFRS 3 Business combinations	22	20	
- IAS 19 Employee benefits	83	163	
- IAS 28 Investments in associates	7	8	
- IAS 31 Interests in joint ventures	-3	-4	
- IAS 37 Provisions	35	1	
addition of dividend on cumprefs, declared after balance sheet date, but under NL GAAP already deducted from equity	15	11	
reclassifications	44	45	
according to IFRS (excluding IAS 32 and IAS 39)	5,120	5,053	5,053
IAS 32 and IAS 39 Financial instruments			-218
according to IFRS (including IAS 32 and IAS 39)			4,835

NET PROFIT

	2004 result before exceptional items	2004 exceptional items	2004 total
group profit according to NL GAAP	**348**	**-109**	**239**
changes due to the application of:			
- IFRS 2 Share-based payment	-8	-	-8
- IFRS 3 Business combinations			
- reversal of amortization of goodwill	21	-	21
- deferred costs relating to DNP	-29	-	-29
- IAS 19 Employee benefits	86	-	86
- IAS 28 Investments in associates	1	-	1
- IAS 31 Interests in joint ventures	-1	-	-1
- IAS 37 Provisions	-1	-50	-51
income tax expense	-5	17	12
profit for the year	**412**	**-142**	**270**
difference	**64**	**-33**	**31**
of which: operating profit	73	-50	23
net finance costs	-5	-	-5
income tax expense	-5	17	12
share in results of associates	1	-	1

The impact on net sales and cash flows (both effects resulted from the application of *IAS 31 Interests in Joint Ventures*) and on earnings per share were:

2004	**NL GAAP**	**IFRS**	Delta
net sales (€ million)	7,752	7,832	+80
net cash provided by operating activities	911	898	-13
net cash used in investing activities	-308	-323	-15
net cash used in financing activities	-561	-533	+28
	42	42	0
per ordinary share in euro:			
- net profit excluding exceptional items	1.76	2.13	+0.37
- net profit	1.25	1.45	+0.20
- net profit, after dilution	1.25	1.45	+0.20

Transitional arrangements
DSM made use of the following exemptions to retrospective application of IFRSs as permitted by *IFRS 1 First-time Adoption of International Financial Reporting Standards:*
- Business combinations prior to the transition date of 1 January 2004 have not been restated according to the requirements of *IFRS 3 Business Combinations.*
- Cumulative actuarial gains and losses for post-employment benefits have been recognized in equity at the transition date.
- The cumulative translation differences for all foreign operations are deemed to be zero at transition date.
- The provision for site restoration has been recalculated without taking into account changes in such liabilities that occurred before the transition date.
- The comparative information for 2004 about financial instruments is based on existing NL GAAP. *IAS 32 Financial Instruments: Disclosure and Presentation* and *IAS 39 Financial Instruments: Recognition and Measurement* were not applied in 2004, but have been applied as from 1 January 2005.

Most important changes in DSM's accounting policies as at 1 January 2004
On page 82 you find a summary of significant accounting policies used in this annual report. The most important changes in DSM's accounting policies and their impact on result and equity are summarized below.

IFRS 2 Share-based Payment
In accordance with IFRS 2, an expense must be recognized representing the fair value of employee share options and stock appreciation rights granted to employees. The fair value is calculated using the Black-Scholes option pricing model and is charged to the income statement over the relevant vesting periods. The share-based payment charge of € 8 million for 2004 related to:
- employee share options granted since 7 November 2002 (the effective date of IFRS 2), and not yet vested at 1 January 2005 (transitional provisions of IFRS), and
- stock appreciation rights existing at 1 January 2004.

The impact on equity at 1 January 2004 and at 31 December 2004 was not material.
Management options and stock appreciation rights in DSM typically have a vesting period of three years.
Consequently, it will take until 2006 before the full impact of IFRS 2 will be visible.

IFRS 3 Business Combinations
Goodwill is no longer amortized, but tested for impairment at least annually. Goodwill was tested for impairment as at 1 January 2004 and 31 December 2004.
The impact for DSM is as follows:
- amortization of goodwill has been discontinued as of the transition date of 1 January 2004; and
- the carrying amount of the goodwill on 31 December 2003 according to NL GAAP amounting to € 355 million is used as the deemed cost of the goodwill as at the date of transition to IFRS (1 January 2004).

The operating profit impact in 2004 was a reduction of the amortization charge of € 21 million, the most significant element being the removal of amortization relating to the acquisition of Catalytica in 2000. There were no related income tax expense effects because of the tax-exempt nature of this goodwill. Under NL GAAP an amount of € 29 million in negative goodwill was allocated to current liabilities (for deferred costs related to DSM Nutritional Products). Recognition of negative goodwill is not allowed under IFRS 3. The impact for the opening balance under IFRS was an increase in equity of € 22 million and a decrease in deferred tax assets of € 7 million. The impact on net profit 2004 under IFRS was a reduction of € 22 million.

IAS 19 Employee Benefits
With regard to defined benefit plans (pensions and other post-retirement benefits) IAS 19 requires for each plan the recognition of a liability that equals the net amount of:
- the present value of the defined benefit obligation;
- deferred actuarial gains and losses and deferred past service costs; and
- the fair value of any plan assets at balance sheet date.

This calculation may result in an asset. It is DSM's policy to use the corridor approach for the recognition of actuarial gains and losses. The balance sheet impact of the implementation of IAS 19 was the recognition of a pension asset of € 282 million and an additional pension liability of € 160 million in DSM's IFRS opening balance sheet as at 1 January 2004. On balance, the after-tax impact on equity was an increase of € 83 million in the balance sheet as at 1 January 2004 and an increase of € 163 million in the balance sheet as at 31 December 2004. The pension charge under IFRS for the year 2004 was € 28 million, compared with an amount recognized under NL GAAP of € 114 million. Consequently, the operating profit impact of the transition to IFRS in 2004 was an additional gain of € 86 million, with a related tax charge of € 15 million.

IAS 28 Investments in Associates
This Standard applies to investments in which the investor has significant influence. There is a rebuttable presumption of significant influence if the investor holds 20% or more of the voting power of the associate. Associates are accounted for in the consolidated financial statements using the equity method. DSM has reclassified non-consolidated companies as associates or as other securities. Other securities are interests in companies over which DSM has no significant influence. These other securities are measured at fair value, or at cost if a fair value cannot be reliably measured. The application of IFRS resulted in an increase in equity of € 7 million in the balance sheet as at 1 January 2004 and an increase of € 8 million in the balance sheet as at 31 December 2004. The positive impact on net profit 2004 under IFRS was € 1 million.

IAS 31 Interests in Joint Ventures
DSM has opted to consolidate joint ventures according to the proportionate consolidation method. Under NL GAAP DSM restricted this method to joint ventures that were important to DSM in terms of sales to external parties. This restriction is not allowed under IFRS. As a result, one additional joint venture will be proportionally consolidated (EdeA VoF). This had a limited impact on equity (a decrease of € 3 million) and net profit, but had a larger impact on the separate items within the balance sheet and income statement. In the cash flow statement, the cash flow from operating activities increased by € 13 million, the cash flow used in investing activities increased by € 15 million and the cash flow used in financing activities decreased by € 5 million.

IAS 37 Provisions
According to IAS 37 a provision shall be recognized only when a past event has created a legal or constructive obligation, an outflow of resources is probable, and the amount of the obligation can be estimated reliably. Under NL GAAP DSM recognized a provision of € 50 million in 2003 for restructuring and reorganization costs in the manufacturing operations at the Geleen site in the Netherlands (Copernicus project), which under IFRS should have been recognized in 2004. The impact of this change was an increase in equity of € 33 million at 1 January 2004, a decrease in deferred tax assets of € 17 million, and a decrease in net profit in 2004 of € 33 million. Furthermore, DSM has adjusted the existing provisions for site restoration in the area of DSM Energy to the level required by IAS 37. The effect in the opening balance sheet of 1 January 2004 (31 December 2004) was an increase in provisions of € 11 million (increase of € 8 million), an increase in property, plant and equipment of € 14 million (increase of € 11 million), and an increase in equity of € 2 million (increase of € 1 million). The impact on net profit in 2004 was negligible.

Reclassifications
In changing over to IFRS, DSM implemented several changes in the format of the financial statements and the terminology used. The reclassifications in the opening balance sheet at 1 January 2004 relate to the following:
- The reclassification of application software (€ 45 million) from Tangible fixed assets (Property, plant and equipment) to Intangible fixed assets (Intangible assets).
- The introduction of a separate category Deferred tax assets (€ 234 million), which were previously presented under Financial fixed assets.
- The transfer of prepayments (€ 37 million) from Tangible fixed assets (Property, plant and equipment) to Other non-current assets (€ 30 million) and to Receivables (€ 7 million) for the current portion of prepayments made to suppliers.
- Prepaid expenses (€ 10 million) have been transferred from Receivables to Other non-current assets.
- Amounts from Provisions that will be used within 12 months (€ 282 million) months are presented in Provisions under Current liabilities.
- An amount of € 66 million related to deferred items (such as Government grants) and reported under Current liabilities has been transferred to Other non-current liabilities.

Change in DSM's accounting policies as at 1 January 2005

IAS 32 and IAS 39 Financial Instruments

IAS 32 and IAS 39 address the accounting for and financial reporting of financial instruments. IAS 32 covers disclosure and presentation whilst IAS 39 covers recognition and measurement. The general principle of IAS 39 is that all financial assets and financial liabilities, including all derivatives, shall be recognized on the balance sheet. Borrowings shall be measured at amortized cost, most other financial assets and financial liabilities (including derivatives) at fair value. DSM has opted to apply these standards as from the beginning of the financial year 2005. Changes in this regard relate to:

- The inclusion in the balance sheet of derivative financial instruments that where held off-balance in previous years;
- Measurement of all financial derivatives at their fair value;
- Separate recognition of derivative financial instruments as non-current or current assets and liabilities, instead of netting them with the related hedged items.

Adoption of IAS 32 and IAS 39 resulted on balance in a decrease of € 218 million in equity at 1 January 2005, the main reason being a temporary classification of cumulative preference shares A to debt for an amount of € 233 million.The impact on net profit for 2005 was negligible.

Balance sheet

assets

x € million	31 December 2005	31 December 2004*	31 December 2004**
non-current assets			
intangible assets (2)	**359**	-	-
property, plant and equipment (3)	**21**	20	20
financial fixed assets (4)	**7,989**	7,459	7,455
	8,369	7,479	7,475
current assets			
receivables (5)	**309**	228	226
financial derivatives	**33**	200	-
cash and cash equivalents	**1**	3	3
	343	431	229
total	**8,712**	7,910	7,704

shareholders' equity and liabilities

x € million	31 December 2005	31 December 2004*	31 December 2004**
shareholders' equity (6)	**5,474**	4,835	5,053
non-current liabilities			
deffered tax liabilities	**24**	13	13
provisions (7)	**12**	17	17
borrowings (8)	**1,175**	1,216	819
	1,211	1,246	849
current liabilities			
provisions (7)	**14**	8	8
borrowings (8)	**147**	400	400
financial derivatives	**25**	31	-
other current liabilities (9)	**1,841**	1,390	1,394
	2,027	1,829	1,802
total	**8,712**	7,910	7,704

* Pro forma: after application of IAS 32 and IAS 39.
** Before application of IAS 32 and IAS 39.

Income statement

x € million	2005	2004
share in results of subsidiaries, joint ventures and associates (after income tax expense)	**471**	359
other income and expense	**56**	-66
net profit attributable to equity holders of Royal DSM N.V.	**527**	293

Notes to the Royal DSM N.V. balance sheet

(1) General
Unless stated otherwise, all amounts are in € million.

To enhance the transparency and readability of the notes to the financial statements, balance sheet items at December 31, 2004 are presented after application of IAS 32 and 39. These standards were implemented with effect from January 1, 2005 and were applicable during the full year. Therefore, this presentation enhances the comparability of individual balance sheet items and provide a better understanding of changes during the year.

The company financial statements have been prepared in accordance with accounting principles generally accepted in the Netherlands (NL GAAP).

The accounting policies used are substantially the same as those used in the consolidated financial statements in accordance with the provisions of article 362-8 of Book 2 of the Dutch Civil Code, except for investments in subsidiaries, which are accounted for at net asset value in accordance with the equity method. In conformity with article 402, Book 2 of the Dutch Civil Code, a condensed statement of income is included in the Royal DSM N.V. accounts.

A list of DSM participations has been published at the Chamber of Commerce for Zuid-Limburg in Maastricht (The Netherlands) and is available from the company upon request. The list is also available on the company's website www.dsm.com.

(2) Intangible assets
The intangible assets completely comprise out of the goodwill related to the acquisition of NeoResins (now DSM NeoResins) on February 2, 2005.

(3) Property, plant and equipment
This item mainly relates to land and buildings and corporate IT projects. Capital expenditure in 2005 was € 5 million, while the depreciation charge in 2005 was € 3 million. The historic cost of property, plant and equipment as at 31 December 2005 was € 52 million; accumulated depreciation amounted to € 31 million.

(4) Financial fixed assets

	total	subsidiaries share in equity	subsidiaries loans	other securities	other loans
balance at 31 December 2003	7,022	6,954	63	4	1
changes:					
-share in profit	262	262	-	-	-
- dividends	-505	-505	-	-	-
- capital payments	899	899	-	-	-
- loans granted	318	-	318	-	-
- intra-group transactions	-498	-498	-	-	-
- value adjustments	55	55	-	-	-
- exchange differences	-102	-102	-	-	-
- other	8	-22	33	-2	-1
balance at 31 December 2004	7,459	7,043	414	2	0
changes:					
-share in profit	450	450	-	-	-
- dividends	-422	-422	-	-	-
- capital payments	728	727	-	1	-
- goodwill	-358	-358			
- loans granted	108	-	-	-	108
- intra-group transactions	-211	-211	-	-	-
- value adjustments	107	107	-	-	-
- exchange differences	136	136	-	-	-
- other	-8	-11	3	-	-
balance at 31 December 2005	7,989	7,461	417	3	108

(5) Receivables

	2005	2004
receivables from subsidiaries	**228**	142
other receivables	**81**	86
total	**309**	228

(6) Shareholders' equity

	2005	2004
balance at 31 December	**4,835**	5,120
net profit	**527**	293
reclassification of cumulative preference shares A	**233**	-233
net translation differences	**128**	-62
management options	**7**	4
dividend	**-183**	-194
share buy-backs	**-68**	-108
adoption of IAS 32 and IAS 39 -15	**-**	15
other	**-5**	-
balance at 31 December, after adoption of IAS 32 and IAS 39	**5,474**	4,835

For details see the consolidated statement of changes in equity on page 88.

Legal reserves
Since the profits retained in Royal DSM N.V.'s consolidated and non-consolidated companies can be distributed, and received in the Netherlands, without restriction, no legal reserve for retained profits is required. In shareholders' equity an amount of € 77 million is included for translation reserve and -€ 3 million for hedging reserve.

(7) Provisions

	2005 total	2005 of which current	2004 total	2004 of which current
environmental costs	**8**	**3**	12	6
other provisions	**18**	**11**	13	2
total	**26**	**14**	25	8

The total of non-current and current provisions increased by € 1 million. This is the net effect of the following changes:

	balance at 31 december 2004	additions	uses	**balance at 31 december 2005**
environmental costs	12	-	-4	**8**
other provisions	13	12	-7	**18**
total	25	12	-11	**26**

(8) Borrowings

	2005 total	2005 of which current	2004 total	2004 of which current
debenture loans	**1,057**	**139**	1,383	400
private loans	**265**	**8**	-	-
	1,322	**147**	1,383	400
cumulative preference shares A	-	-	233	-
total	**1,322**	**147**	1,616	400

Of the total amount of borrowings outstanding at 31 December 2005, € 558 million had a remaining term of more than five years.

The repayment schedule for non-current borrowings is as follows:

- 2006	147
- 2007	413
- 2008	-
- 2009 and 2010	204
- 2011 through 2015	558
	1,322

The repayments scheduled for 2006 relate to redemption of debenture loans and private loans.

In agreements governing loans with a residual amount at year-end 2005 of € 1,175 million, of which € 147 million of a current nature (31 December 2004: € 1,392 million, of which € 400 million current), clauses have been included which restrict the provision of security.

(9) Other current liabilities

	2005	2004
owing to subsidiaries	**1,769**	1,343
other liabilities	**70**	44
deferred items	**2**	3
total	**1,841**	1,390

Contingent liabilities
Guarantee obligations on behalf of affiliated companies and third parties amounted to € 300 million (31 December 2004: € 300 million). Other commitments not appearing on the balance sheet amounted to zero (the same as in 2004). Royal DSM N.V. has declared in writing that it accepts several liability for debts arising from acts-in-law of a number of consolidated companies. These debts are included in the consolidated balance sheet.

Employees
The remuneration of the individual members of the Managing Board was as follows: Peter Elverding, annual salary € 612,000 (2004: € 599,760), bonus € 378,675 (2004: € 215,914), pension € 111,482 (2004: € 110,289); Jan Zuidam, Henk van Dalen and Feike Sijbesma, annual salary € 470,000 (2004: € 461,040), bonus € 290,950 (2004: € 165,974), pension € 86,148 (2004: € 85,250) and Chris Goppelsroeder, annual salary € 470,000 (2004: n.a.), bonus € 218,913 (2004: n.a.), pension € 48,304 (2004: n.a.). Further details are provided in the Remuneration 2005 paragraph (pages 64-69).

Heerlen, 6 February 2006

MANAGING BOARD,
Peter Elverding
Jan Zuidam
Henk van Dalen
Feike Sijbesma
Chris Goppelsroeder

Heerlen, 8 February 2006

SUPERVISORY BOARD,
Cor Herkströter
Henk Bodt
Pierre Hochuli
Ewald Kist
Okko Müller
Claudio Sonder
Cees van Woudenberg

Auditors' report

Introduction
We have audited the financial statements of Royal DSM N.V. Heerlen for the year 2005. These financial statements consist of the consolidated financial statements and the company financial statements. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion with respect to the consolidated financial statements
In our opinion, the consolidated financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result and the cash flows for the year then ended in accordance with the International Financial Reporting Standards as adopted by the EU and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.

Furthermore we have established to the extent of our competence that the annual report is consistent with the consolidated financial statements.

Opinion with respect to the company financial statements
In our opinion, the company financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result for the year then ended in accordance with the accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Furthermore we have established to the extent of our competence that the annual report is consistent with the company financial statements.

Maastricht, 8 February 2006
for Ernst & Young Accountants

W.J. Spijker

Chr. J. Westerman

Profit appropriation

According to Article 32 of the Royal DSM N.V. Articles of Association and with the approval of the Supervisory Board of Directors, every year the Managing Board of Directors determines the portion of the net profit to be appropriated to the reserves. For the year 2005 the net profit is € 527 million and the amount to be appropriated to the reserves has been established at € 320 million. From the subsequent balance of the net profit (€ 207 million), dividend is first distributed on the cumulative preference shares B. At the end of 2005 no cumprefs B were in issue. Subsequently, a 6.78% dividend is distributed on the cumulative preference shares A, based on a share price of € 5.30 per cumulative preference share A. For 2005 this distribution amounts to € 0.36 per share, which is € 16 million in total. An interim dividend of € 0.12 per cumulative preference share A having been paid in August 2005, the final dividend will then amount to € 0.24 per cumulative preference share A. The cumulative preference shares C were repurchased on 28 November 2004; consequently no final dividend was distributed on these shares in 2005.

The profits remaining after distribution of these dividends (€ 191 million) will be put at the disposal of the Annual General Meeting in accordance with the provisions of Article 32, section 6 of the Articles of Association.

In view of the above, the proposed dividend on ordinary shares outstanding for the year 2005 would amount to € 1.00 per share. This dividend corresponds to about 18% of the net profit excluding exceptional items (€ 563 million) plus depreciation and amortization (€ 503 million) minus the dividend paid to holders of cumulative preference shares (€ 16 million). An interim dividend of € 0.29 per ordinary share having been paid in August 2005, the final dividend would then amount to € 0.71 per ordinary share.

If the Annual General Meeting of Shareholders makes a decision in accordance with the proposal, the net profit will be appropriated as follows:

x € million	**2005**	2004
net profit	**527**	300
profit appropriation:		
- to be added to / paid from the reserves	**320**	110
- dividend on cumprefs A and C	**16**	22
- interim dividend on ordinary shares	**55**	56
- final dividend payable on ordinary shares	**136**	112

Special statutory rights

DSM Preference Shares Foundation
The DSM Preference Shares Foundation was established in 1989.

By virtue of DSM's Articles of Association, 375,000,000 preference shares B can be issued. Shares thus issued can be placed with the Foundation in order to provide protection against a hostile takeover bid.

The DSM Preference Shares Foundation and DSM have concluded agreements on the placement of preference shares B and an option on such shares. Under these agreements, the Foundation is obliged to take preference shares B in DSM's capital or has the right to acquire such shares to a maximum corresponding to 100% of the capital issued in any form other than preference shares B, less one. The Foundation acquired no preference shares B in 2005.

On 31 December 2005 the Committee was composed as follows:
Floris Maljers, chairman
Maarten van Veen, vice-chairman
Bas Kortmann

The Foundation Committee

Declaration of independence
The DSM Managing Board and the Foundation Committee hereby declare that, according to their joint assessment, the DSM Preference Shares Foundation meets the independence requirements laid down in Appendix X to the Listing and Issuing Rules of Euronext Amsterdam N.V.

The Managing Board of Royal DSM N.V.
The Foundation Committee

DSM Vision 2005 BV and DSM Vision 2005 Priority Foundation

In 2002, DSM Vision 2005 BV and the DSM Vision 2005 Priority Foundation were established. DSM entrusted the revenues from the sale of DSM's petrochemical activities, as well as the financial resources that became available in 2001 following the sale of DSM's interest in Energie Beheer Nederland BV, to its subsidiary DSM Vision 2005 BV. This company was set up to manage these revenues and their use for the implementation of the *Vision 2005* strategy.

A number of decisions by the company, including decisions on the use of the financial resources that it manages, required the approval of the Priority Foundation. The only criterion to be used by the Priority Foundation in assessing the proposed decisions was whether they were compatible with the *Vision 2005: Focus and Value* strategy.

The financial resources were mainly used for the acquisition of Roche Vitamins and Fine Chemicals (now DSM Nutritional Products) and NeoResins (now DSM NeoResins).

Since DSM Vision 2005 BV had fulfilled its objective, e.g. support the implementation of the *Vision 2005 strategy*, the Priority Foundaton was liquidated and dissolved in the course of the year and DSM Vision 2005 BV will in due course transfer its remaining funds (approximately € 30 million) to Royal DSM N.V.

Annual General Meeting of shareholders
The Annual General Meeting is to be held at the DSM head office in Heerlen (the Netherlands) on Wednesday, 29 March 2006 at 14.00 hours.

Important dates

Ex-dividend quotation	Friday, 31 March 2006
Publication of first-quarter results	Friday, 28 April 2006
Publication of second-quarter results	Thursday, 27 July 2006
Publication of third-quarter results	Thursday, 26 October 2006
Annual figures 2006	Thursday, 8 February 2007*
Annual General Meeting	Wednesday, 28 March 2007*

* These are provisional dates.

Balance sheet

x € million	2005*	2004*	2004	2003	2002	2001
intangible assets	**1,003**	453	369	405	462	594
property, plant and equipment	**3,750**	3,811	3,809	4,188	2,885	3,607
deferred tax assets	**517**	432	-	-	-	-
associates	**43**	78	491	371	292	241
prepaid pension costs	**405**	355	-	-	-	-
other financial assets	**189**	82	-	-	-	-
non-current assets	**5,907**	5,211	4,669	4,964	3,639	4,442
inventories	**1,535**	1,348	1,347	1,474	944	1,171
receivables	**1,597**	1,556	1,669	1,746	1,439	1,814
financial derivatives	**36**	244	-	-	-	-
current investments	**5**	6	4	4	2,014	-
cash	**902**	1,261	1,247	1,212	960	1,148
	4,075	4,415	4,267	4,436	5,357	4,133
assets classified as held for sale	**43**	-	-	-	-	-
current assets	**4,118**	4,415	4,267	4,436	5,357	4,133
total assets	**10,025**	9,626	8,936	9,400	8,996	8,575
shareholders' equity	**5,474**	4,835	4,812	4,918	5,142	4,239
minority interests	**67**	22	22	43	44	59
equity	**5,541**	4,857	4,834	4,961	5,186	4,298
deferred tax liabilities	**198**	147	-	-	-	-
employee benefits liabilities	**363**	345	-	-	-	-
provisions	**145**	266	874	901	682	809
borrowings	**1,381**	1,497	1,045	1,505	1,337	1,533
other non-current liabilities	**53**	60	-	-	-	-
non-current liabilities	**2,140**	2,315	1,919	2,406	2,019	2,342
employee benefits liabilities	**25**	40	-	-	-	-
provisions	**218**	218	-	-	-	-
borrowings	**329**	527	543	382	599	482
financial derivatives	**65**	59	-	-	-	-
other current liabilities	**1,699**	1,610	1,640	1,651	1,192	1,453
	2,336	2,454	2,183	2,033	1,791	1,935
liabilities classified as held for sale	**8**	-	-	-	-	-
current liabilities	**2,344**	2,454	2,183	2,033	1,791	1,935
total equity and liabilities	**10,025**	9,626	8,936	9,400	8,996	8,575
capital employed	**6,221**	5,558	5,554	6,162	4,538	5,763
capital expenditure:						
- intangible assets and property, plant and equipment	**401**	348	334	433	503	652
- participating interests** and other securities	**573**	0	0	1,561	33	-
divestments	**222**	28	28	17	2,037	1,465
depreciation and amortization, continuing operations	**496**	490	524	429	442	521
net debt***	**832**	339	337	671	-1,038	867
ratios***:						
net sales / average capital employed	**1.34**	1.34	1.32	1.21	1.29	1.41
current assets / current liabilities	**1.76**	1.80	1.95	2.18	2.99	2.14
equity / total assets	**0.55**	0.53	0.54	0.53	0.58	0.50
net debt / equity plus net debt	**0.13**	0.06	0.07	0.12	-0.25	0.17

* Figures according to IFRS, including IAS 32 and IAS 39. The figures for previous periods were drawn up according to NLNL GAAP.

** Including goodwill.

*** To enhance comparibility the net debt and ratios 2004 do not include the impact of the temporary reclassification of cumulative preference shares A (see also note 8).

Income statement

x € million	**2005***	2004*	2004	2003	2002	2001
net sales	**8,195**	7,832	7,752	6,050	6,665	7,970
change compared with previous year (%)	**5**	1	28	-9	-16	-1
operating profit plus depreciation and amortization (EBITDA)	**1,311**	1,067	1,013	723	892	1,042
operating profit (EBIT)	**808**	562	489	294	450	521
net finance costs	**-70**	-56	-51	-31	-14	-97
income tax expense	**-180**	-103	-98	-49	-84	-69
share of the profit of associates	**-2**	9	8	5	-3	14
net profit excluding exceptional items	**556**	412	348	219	349	369
net result from exceptional items	**-36**	-142	-97	-94	840	1,045
profit for the year	**520**	270	251	125	1,189	1,414
profit attributable to minority interests	**7**	23	11	14	-1	1
net profit attributable to equity holders of Royal DSM N.V.	**527**	293	262	139	1,188	1,415
net profit attibutable to holders of cumulative preference shares	**-16**	-22	-22	-22	-22	-22
net profit used for calculating earnings per share	**511**	271	240	117	1,166	1,393
workforce at 31 December (x 1,000)	**22**	24	24	26	18	22
employee benefits costs (x € million)	**1,385**	1,411	1,487	1,215	1,217	1,251
percentage ratios:						
- EBIT / net sales	**9.9**	7.2	6.3	4.9	6.8	6.5
- CFROI	**9.1**	8.1	7.6	5.8	7.0	7.7
- net profit / average shareholders' equity available to holders of ordinary shares	**10.5**	6.2	5.7	2.5	26.8	42.3
EBITDA / net finance costs	**18.7**	19.1	19.9	23.3	63.7	10.7
dividend (x € million)	**207**	190	190	188	199	199

* Figures according to IFRS, including discontinued operations. The figures for previous periods were drawn up according to NL GAAP.

Information about ordinary DSM shares*

On 5 September 2005 DSM effected a share split on a two-for-one basis (two shares for one old share) in order to increase the liquidity of the DSM share. The data regarding the number of shares and earnings per share in the overview below have been presented as if the ordinary DSM shares had been issued for all periods presented.

per ordinary share in €:	**2005****	2004**	2004	2003	2002	2001
net profit excluding exceptional items	**2.87**	2.09	1.76	1.11	1.69	1.81
net profit	**2.68**	1.41	1.25	0.62	6.04	7.25
cash flow	**5.65**	4.52	3.99	2.88	8.34	9.96
shareholders' equity	**27.45**	25.19	23.86	23.86	24.82	20.24
dividend:	**1.00**	0.875	0.875	0.875	0.875	0.875
- interim dividend	**0.29**	0.290	0.290	0.290	0.290	0.290
- final dividend	**0.71**	0.585	0.585	0.585	0.585	0.585
pay-out as % of net profit before exceptional items	**32%**	42%	50%	79%	54%	51%
pay-out including dividend on cumulative preference shares as % of net profit before exceptional items	**34%**	45%	53%	81%	57%	54%
pay-out as % of net profit	**37%**	62%	70%	143%	15%	13%
dividend yield (based on average price of an ordinary DSM share)	**3.4%**	4.3%	4.3%	4.5%	3.9%	4.5%
share prices on Euronext Amsterdam:						
- highest price	**35.22**	23.85	23.85	22.50	25.63	22.58
- lowest price	**23.07**	17.88	17.88	15.65	18.95	14.40
- at 31 December	**34.50**	23.81	23.81	19.52	21.69	20.51

x 1,000						
number of ordinary shares outstanding:						
- at 31 December	**190,923**	191,957	191,957	191,537	193,179	192,293
- average	**190,783**	191,617	191,617	189,430	192,935	192,180
daily trading volumes on Euronext Amsterdam:						
- average	**1,063**	1,014	1,014	1,126	1,034	1,086
- lowest	**238**	26	26	130	140	47
- highest	**6,563**	6,494	6,494	6,540	3,864	5,538

* The table is based on the annual figures published for the years concerned.

** Figures according to IFRS. The figures for previous periods were drawn up according to NL GAAP.

General

In calculating financial profitability ratios use is made of the average of the opening and closing values of balance-sheet items in the year under review.

The financial indicators per ordinary share are calculated on the basis of the average number of ordinary shares outstanding (average daily number). In calculating shareholders' equity per ordinary share, however, the number of shares outstanding at year-end is used.

In calculating the figures per ordinary share and the 'net profit as a percentage of average shareholders' equity available to holders of ordinary shares', the amounts available to the holders of cumulative preference shares are deducted from the profits and from shareholders' equity.

Definitions

Capital employed
The total of the carrying amount of intangible assets and property, plant and equipment, inventories and receivables, less other current liabilities.

Capital expenditure
This includes all investments in intangible assets and property, plant and equipment as well as the acquisition of participating interests and other securities.

Cash flow
Cash flow is net profit plus depreciation and amortization.

CFROI (Cash Flow Return On Investment)
Cash Flow Return On Investment is the sustainable cash flow (EBITDA minus normative annual tax and minus 1% depreciation on weighted average historic asset base) divided by weighted average asset base plus average working capital.

Divestments
This includes the divestment of intangible assets and property, plant and equipment as well as the sale of participating interests and other securities.

Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)
EBITDA is the sum total of operating profit plus depreciation and amortization.

Earnings per ordinary share
- Net profit attributable to equity holders of Royal DSM N.V. minus dividend on cumulative preference shares, divided by the average number of ordinary shares outstanding.

- Net profit attributable to equity holders of Royal DSM N.V. excluding exceptional items minus dividend on cumulative preference shares, divided by the average number of ordinary shares outstanding.

Total Shareholder Return (TSR)
Total Shareholder Return is capital gain plus dividends.

Annual report
Copies of this report (which is also available in the original Dutch version) can be ordered by phone (+31 800 0233480) or e-mail (DSM@servicebureau.nl).

Internet
The information contained in this annual report is also available via DSM's website: www.dsm.com. You can view the annual report online and also download and print parts of it.

Information
Our other publications and sources of information are:
- Internet: www.dsm.com
- Triple P Report 2005
- Brochure: The Unlimited World of DSM

Addresses
Institutional and private investors and financial analysts should contact:

DSM, Investor Relations,
P.O. Box 6500,
6401 JH Heerlen,
the Netherlands
tel. +31 45-5782864
fax. +31 45-5782595
e-mail: investor.relations@dsm.com

Those who are interested in DSM in general should contact:

DSM, Corporate Communications,
P.O. Box 6500,
6401 JH Heerlen,
The Netherlands
tel. +31 45-5782421
fax. +31 45-5740680
e-mail: media.relations@dsm.com

General information
Production:
DSM, Corporate Communications

Royal DSM N.V.

P.O. Box 6500
6401 JH Heerlen
The Netherlands
+31 (45) 578 8111
+31 (45) 571 9753
info@dsm.com

www.dsm.com



Royal DSM N.V.

Triple P Report 2005
People
Planet
Profit
Unlimited. DSM

Contents

Summary

This report, prepared on the basis of the Global Reporting Initiative guidelines, informs our stakeholders about our policies, achievements and ambitions with regard to Triple P (*People*, *Planet* and *Profit*). Sustainable development is part and parcel of DSM and firmly anchored within our company. We consider it vitally important to build trust and to maintain a constructive dialog with all stakeholders, based on a solid performance on all three dimensions of sustainable development.

The *People* dimension in 2005 was characterized by further internationalization, large-scale integration projects relating to DSM Nutritional Products and DSM NeoResins, follow-up to the working climate analysis conducted in 2004, a variety of learning and leadership programs across the company, and preparations for the introduction of operational excellence in the human resource discipline. A range of improvements have been realized in safety and health and compliance has been stepped up. We regret having to report the loss of a contractor employee who had a fatal traffic accident in Belgium.

As far as the *Planet* dimension is concerned, DSM has already managed to realize in 2005 10 out of its 14 environmental targets set for 2006. From 2006 onwards, DSM will take the standards as applied in the EU and the USA as the basis for target-setting. This means that DSM will ensure that all facilities, wherever they are located in the world, comply with the same standards as apply in the EU or the USA. For new facilities and major modifications this already was a requirement. For existing facilities we strive for compliance with these new standards within a period of five years. The new environmental targets, based upon this starting point, are described in the *Planet* chapter.

Concerning the *Profit* dimension we can report that the financial results for 2005 were significantly better than those of 2004. Net sales growth amounted to 5%, and our operating profit of € 808 million was the highest DSM has ever achieved. The balance sheet remained strong and we maintained our Single A credit rating.

2005 was the year of the successful completion of our *Vision 2005: Focus and Value* and the introduction of its successor: *Vision 2010 - Building on Strengths*. The new strategy focuses on accelerating profitable and innovative growth of our specialties portfolio. Market-driven growth, innovation, increased presence in emerging economies and operational excellence are key drivers of *Vision 2010*. In this context we have set new and ambitious targets with regard to *People*, *Planet* and *Profit*.

'Transformation at Work' is the special theme we present in this report. It outlines the major strategic transformation the company has undertaken over the past few years, explains the objectives of our decisions and gives detailed information on how strategy at DSM actually works. We highlight the theme of innovation as core to our new strategy and to our role as a sustainable company, and further zoom in on our capabilities and ambitions with regard to industrial or 'white' biotechnology.

This report goes beyond a mere presentation of successes. For a variety of issues we also report on the difficulties we encounter in achieving our objectives, the setbacks we have experienced and the dilemmas we face. In addition to reading this report you may also want to visit our sustainability world on www.sustainability.dsm.com and have a look at our Annual Report 2005.

What we believe in

As far as DSM is concerned, the need for sustainable development is beyond debate. Sustainable entrepreneurship involves the simultaneous pursuit of profitable economic growth, further development of our employees, good corporate citizenship and sustainable use of natural resources. As a stakeholder company we attach the utmost importance to building trust, by performing well and holding a constructive dialog with stakeholders.

How we achieve this







People page 22

By being a good corporate citizen and doing our utmost to secure the development, safety and health of our employees.

Planet page 32

By caring for the effect of our products and processes on the environment.

Profit page 42

By creating sustainable value and showing a solid financial performance.

Message from the Chairman



Sustainable development is part and parcel of DSM, of our values and of our constant effort to improve the quality of life and work. Sustainability is firmly anchored within our company. And we want to move on, as our new strategy *Vision 2010- Building on Strengths* entails new and ambitious sustainability related targets.

DSM has indeed forged ahead. For the second year in a row, the Dow Jones Sustainability Index has ranked DSM number 1 in the global chemical industry. We once again feature in the FTSE4Good Sustainability Index for Europe. The financial results for 2005 were significantly better than those of 2004. Net sales growth amounted to 5%, and our operating profit of € 808 million excluding exceptional items was the highest DSM has ever achieved. Based on the successful completion of our strategy *Vision 2005: Focus and Value*, we have now embarked on a new strategy named *Vision 2010 – Building on Strengths*.

Innovation is vital to us for several reasons, including achieving an ever better sustainability performance. An innovative chemical industry offers many ways of improving sustainability in the value chains and will be better placed to help solve problems relating to for instance renewable energy sources, better food and clean drinking water.

DSM is closely involved in various developments of great importance for the future: 'white' biotechnology, nanotechnology, health and nutrition, lighter and safer materials – these are only a few of the developments bringing new opportunities.

A special theme in this report is DSM's strategic progress. We will look back on the progress achieved in recent years with our *Vision 2005: Focus and Value*, and forward to the next phase of our development, the new strategy *Vision 2010 - Building on Strengths*.

To illustrate the practical implications of this strategy we will outline our approach to innovation, zooming in on white biotechnology.

Intentions do not change a company, let alone the world. It is their actual implementation that counts. Over the past few years we have shown ourselves capable of major achievements. In the next few years we will have to work hard to turn *Vision 2010* into a reality, but we have rolled up our sleeves and are ready for the task. We welcome any constructive suggestions or comments you may have.
Via the contact page on www.sustainability.dsm.com you can contact us directly.

Peter Elverding
Chairman of the Board of Directors
peter.elverding@dsm.com

In October 2005, at the annual CEFIC meeting, DSM Managing Board Chairman Peter Elverding, who also chairs CEFIC, the European chemical industry organization, called for greater speed and real progress in the programs on which the chemical industry is working with European and national authorities. Peter Elverding discussed a number of crucial subjects that will shape the future of the chemical industry based in Europe. These included the REACH substances program and proposals to lend a definite shape to European industrial policy with regard to the chemical industry. Elverding also addressed surveys among EU citizens concerning the health impact of chemicals in everyday products. The complete text of his speech can be found at www.cefic.org.

cefic

Web link
For more information visit www.cefic.org

vision 2010
Building on Strengths

People

	2005	2004
Number of employees (year-end)***	21,820	24,204
Number of employees per country/region		
- Netherlands***	7,258	7,553
- Rest of Europe	6,948	8,095
- North America (USA and Canada)	2,764	3,291
- Asia - Pacific	3,737	3,519
- Rest of the world	1,113	1,746
Female/male ratio, %	22/78	23/77
Total wage costs (€ million)***	1,385	1,411
Frequency Index (lost workday cases per 100 employees) *	0.33 (0.17)	0.22
Frequency Index (total number of recordable accidents per 100 DSM and contractor employees) *	0.95 (0.74)	0.88

Planet **

Energy use in petajoules*	77 (67)	66
Total non-recyclable waste (x 1,000 tons) *	131 (50)	40
Total landfilling of non-hazardous waste (x 1,000 tons) *	66 (27)	23
Greenhouse gas emissions in million tonnes of CO_2 equivalent *	10.5 (9.2)	9.3
Emissions of volatile organic compounds (VOC) (x 1,000 tons) *	8.9 (7.9)	9.2
Emissions of chemical oxygen demand to water (x 1,000 tons) *	24 (14)	33
Environmental incidents *	648 (501)	522
Environmental complaints *	122 (91)	102

Profit (in € million)***

Net sales	8,195	7,832
Operating profit plus depreciation and amortization (EBITDA) **	1,311	1,067
Capital expenditure incl. acquisitions	974	348
R&D expenditure	290	286
Net profit	527	293
Cash flow (net profit plus depreciation and amortization) **	1,066	928
Cash flow return on investment (CFROI, %)	9.1	8.1
Net earnings per ordinary share (€)	2.68	1.41
Dividend per ordinary share (€)	1.00	0.875

* The data for safety and environmental performance in 2005 are including DSM Nutritional Products and DSM Nanjing Chemical Company. The data for 2004 and the data for 2005 between brackets are excluding DSM Nutritional Products and DSM Nanjing Chemical Company.

** Excluding exceptional items.

*** Figures based on IFRS

People
Employees at year-end 2005

21,820

Planet
Greenhouse gas emissions in million tonnes of CO_2 equivalent

10.5

Profit
Net sales (x € million)

8,195

DSM everywhere...



DSM Agro is a producer of ammonia and high nitrogen fertilizers for grasslands and agricultural crops.

DSM Fibre Intermediates produces raw materials for synthetic fibers used in sports and leisure clothes.

DSM Savoury Ingredients is a major supplier of ingredients for flavorings and flavor enhancers used in products such as soups, instant meals, sauces and savory snacks.

Functional food concepts are proving increasingly popular in the nutritional products sector, a trend that ties in well with DSM Nutritional Product strategy.

DSM is the global market leader in high-heat polyamide.

Melamine by DSM is used in many products such as durable plastic tableware and also in car paints, euro bank notes and flame retardants.



DSM Engineering Plastics produces materials that are used in technical components for the electrical and electronics industry e.g. in mobile phones.

DSM Nutritional Products produces active ingredients for skin, hair and oral care.

DSM Pharmaceutical Products is a leading provider to the pharmaceutical industry.

DSM Resins produces waterborne innovative resins, uniquely suited for the needs of the coatings, adhesives and graphic arts industries.

DSM at a glance

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 - Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation, increased presence in emerging economies and operational excellence are key drivers of this strategy. The group currently has annual sales of approximately EUR 8 billion and employs around 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas.

What chemistry means to the world

The chemical industry provides the ingredients for end products used daily by millions of consumers. In terms of technology, the industry is going through great changes. New technologies and applications contribute to better products and processes. This innovative power is important not only to the industry itself but also to the sectors supplied by the chemical industry. Innovation in the food, feed, pharmaceutical, electronics, transport and building sectors depends to a large extent on innovations in the chemical industry. Moreover, innovations in the chemical industry can offer solutions to problems such as diseases, the shortage of clean drinking water or adequate nutrition.



DSM site in USA

Think about it. Essential2Life

'As part of their membership in the American Chemistry Council (ACC), DSM sites in the USA are actively participating in the essential2life campaign designed to address the public's perception of the chemical industry. The application fields of chemical products range from healthcare to nutrition to construction to recreation to communication and transportation.'

Says Ray Stolenberg, DSM Responsible Care coordinator in the USA and interfacing with the ACC: 'We hope the local communities where we have plants will not see us as an enemy, polluter or safety concern, but recognize that we bring value to their lives. This campaign is in its infancy but we will continue to spread the word that chemistry is essential2life and that our employees are essential2success to our businesses and to the local communities.'

DSM in society

DSM is active in approximately 50 countries. Each country has its own traditions, customs and legislation, which is why our operating companies are to a large extent free to determine how they present themselves to the different communities in which they operate. Examples of initiatives include open days, school projects and financial support for education and culture.

In 2005, DSM spent approximately € 2 million on activities such as these, other donations to societal initiatives and (sport-) sponsoring. In the box on page 8, you will find a description of our 'Torch project', an initiative that dates back to 2002, when DSM celebrated its centennial. In 2005, we decided to continue this worldwide relay of social involvement.

As a chemical company, DSM is closely involved in developments in the field of technology and society that form part of the social debate. These developments include CO_2 emissions trading, the EU regime for food enzymes, the EU 7th Framework Program, industrial ('white') biotechnology, nanotechnology and the use of animal testing. Our views on these issues are contained in position papers that can be found on our website (www.dsm.com).

DSM attaches great importance to the successful integration of business strategy and sustainable entrepreneurship. Maintaining and continually improving our achievements is one of the core aims of our new strategy *Vision 2010 - Building on strengths*.

About DSM

21,820	49%	65%
Employees at year end 2005	Sales outside Europe	European employees

Recent developments

In 2005 DSM devoted specific attention to issues that clearly have a bearing on sustainable development and DSM's position in society. These issues relate to human rights, animal studies, reinforcing our stakeholder policy and our new supplier code of conduct. More information on these topics is presented below.

Human rights
In our DSM Values we declare that we support and respect the protection of internationally proclaimed human rights. In 2005 we checked the impact of this statement along the lines of the Declaration of Human Rights and the UN Global Compact principles. We established that all relevant parts of the Declaration of Human Rights are covered in DSM's HR and SHE policies and requirements and/or collective or individual labor agreements. Additional requirements as laid down in the UN Global Compact principles are also covered in our HR and SHE policies and requirements. For details about our corporate governance structure, which also details how we ensure the implementation of our policies and requirements, see page 12 of this report or our Annual Report.



Animal studies
DSM is continuously developing new products – especially ingredients – and solutions for various applications in pharmaceuticals, food, feed and cosmetics. The company is required to determine the safety of these products and to establish their beneficial properties. These assessments often necessitate studies with animals.

The majority of animal studies conducted or commissioned by DSM are nutritional studies, performed with livestock under conditions comparable to animal farming. Studies of this kind are required for the development and registration of (new) feed additives.

It is our policy to replace animal studies with viable alternatives wherever possible. We use alternative pre-screening and evaluation procedures such as computer models and integrated in vitro methods as much as possible. In all cases, justifications for testing waivers and the use of alternative methods are based on the principles of sound science, so that the underlying purpose of testing, i.e. the determination of the safety and efficacy of our products, is never compromised.

DSM ensures that animal studies are always performed responsibly, using state-of-the art techniques, while respecting animal welfare and legal guidelines. DSM actively follows the development and validation of alternative methods to reduce animal studies.

DSM will continue to apply and further develop alternative pre-screening and evaluation approaches to focus animal studies as much as possible.
By introducing new technologies and improving existing ones on an ongoing basis, we create opportunities to reduce, refine and replace (3Rs) animal studies whenever possible.

In 2005 DSM joined the European Partnership to promote alternative approaches to animal testing. This partnership, which is composed of various services within the European Commission, various industry associations and a number of individual companies, aims to present an action plan in the first half of 2006, including elements such as innovation in the area of alternative approaches and better stakeholder dialog and education.

DSM and its stakeholders
DSM maintains ongoing relationships with stakeholders such as employees, shareholders, investors, customers, suppliers, governments (local, national and transnational), the communities of which our sites form part, and for example the scientific community. DSM highly values these relationships; many of them have led to a variety of partnerships. DSM maintains relationships with NGOs directly and via trade associations.

The stories in the boxes Sight and Life and Making our Triple P approach visible in China in this chapter are examples of cooperations with NGOs. These examples show that the combined knowledge, skills and experience of DSM and NGOs can lead to results that both parties can be proud of.

Examples of issues of shared interest include the introduction of new technologies, processes and products, reduction of the environmental footprint (e.g. solvent-free paints), increasing the safety of products (e.g. halogen-free flame retardants in electronic appliances) and production, improving healthcare in developed and developing countries (solutions for vitamin and mineral deficiencies), reducing poverty and infant mortality and thus contributing to the realization of some of the Millennium Development Goals.

DSM's strategic focus on emerging economies means that we will increasingly be confronted with issues like human rights and anti-discrimination policies. DSM will share policies and experiences with other companies in order to find solutions to possible dilemmas it encounters.

Passing the Torch of responsibility
One of the campaigns that DSM set up back in 2002 as part of the company's 100th anniversary was The Torch, a virtual 'torch' that is passed from one site to the next, developing activities that benefit the local community. Below is a summary of how The Torch has since traveled the world and of the activities that have already been planned for 2006.

In addition to these, a number of projects are ongoing: Water4 Life – a water purification project run by a separate foundation as of 2006, a campaign to combat malaria, support for schools in Greenville, USA, recycling of bicycles in Brazil and some African countries and providing management experience to projects in countries such as Ethiopia and India.

2002 December Refurnishing primary school 'In Urli' – San Giuliano di Puglia (Italy) **2003 January** Air conditioning for library – Leominster (USA) **February** Dream garden for shelter family – Brunssum (The Netherlands) Youth work new movie projector – Landgraaf (The Netherlands) Support for scouts in Munstergeleen (The Netherlands) **March** Support for the association of the deaf – Sittard (The Netherlands) Playground materials for East End Elementary School – Greenville NC (USA) Refurbishment of Homeless Shelter – Greenville NC (USA) **May** Lighting for Limburg's oldest flint quarries – Rijckholt (The Netherlands) Trees planted at Gorsthills Primary School – Ellesmere Port (England) **June** Asylum seekers supported – Puth (The Netherlands) **August** Playground for older children – Ipswich (England) Blind cyclists – Geleen (The Netherlands) Rebuild Tycho Brahes Castle Uraniborg – Oresund (Sweden) **October** New playground for primary school 'De Driesprong' – Geleen (The Netherlands) Restoration of paintings at Hoensbroek Castle – Hoensbroek (The Netherlands) **December** Wind instruments for school orchestra – Quilicura (Chile) **2004 March** TV room for schooling – Canoas (Brazil) Help mothers and children in slums – Porto Alegre (Brazil) Cleaning the forest – Saltillo City (Mexico) **June** Food for the very poorest – Knollwood (USA) **September** Recreational area of the workers – Casteggio (Italy) **2005 January** Cleaning of care center for elderly people – Singapore (Singapore) Helping 10 poor children to go to school – Nanjing (China) **February** Setting up newspaper display boards in local communities – Wuxi (China) Helping a 'Hope' Kindergarten – Wuxi (China) **March** A clean and safe environment – Geleen-Sittard (The Netherlands) **June** School renovation in – Pune (India) Helping students gain access to higher education – Kavacik Beykoz (Turkey) **August** New play area for hospital – Meppen (Germany) **September** Improving the Elsloo scout troop's building – Elsloo (The Netherlands) Structural support to the local community and helping the unemployed – Isando (South Africa) **October** Weekend for autistic children – Maasmechelen (Belgium) Cleaning the banks of the Rhine – Grenzach-Wyhlen (Germany) Solar bread oven – Santa Rosa de los Pastos, Buenos Aires (Argentina) **November** Reflective safety bands and badges for schoolchildren – Mszczonów (Poland) **2006 Q1:** Clean school, clean community – Ramos Arizpe, Coahuila (Mexico) Helping a little girl become a big musician – Heerlen (The Netherlands) Bicycles for Thai schoolchildren – Chonburi (Thailand) **Q2:** Shelter for homeless people – Tokyo (Japan) Cereals for students – Seoul (South-Korea) Cleaning the seashore – Fukuroi (Japan) Tree planting in Busuanga (Palawan) – Busuanga (Philippines) Supporting the playgrounds – Ping Tung Hsien (Taiwan) **Q3:** Bicycle reflectors for 50,000 schoolchildren – Zhangjiakou (China) Supporting the Rocking Horse Ranch – Greenville (USA) Educational assistance for The Southeastern Natural Sciences Academy – Augusta (USA) **Q4:** Helping abused children – Seoul (South-Korea) Supporting Habitat for Humanity – Evansville (USA) Alternative agro-ecological production system – Campana, Buenos Aires (Argentina)



Web link

The Torch

DSM Supplier Code of Conduct
On January 1, 2006, DSM Purchasing launched its new, globally operating Purchasing organization, consisting of a central DSM sourcing structure for goods and services, with regional representation in Europe, America and Asia.

The new structure will fully leverage DSM Purchasing's spend, resources and best practices and is fully aligned with a business-group sourcing structure for business-group-specific purchasing spend and the categories for which the business groups act as lead buyers. The new organization's mission is to achieve a sustainable competitive advantage for DSM through professionalism in Purchasing while being aligned with business requirements.

As part of its supplier management program the new organization embraces a common approach – based on a shared set of values and principles – towards its supply base. We want to involve our suppliers in our efforts to improve social and working conditions and safety, health and environmental performance in our own company as well as in our supply chains.

In order to create the necessary awareness among our suppliers we will now communicate our DSM Supplier Code of Conduct to them. The Code of Conduct consists of the minimum requirements in the areas of environment, health and safety and labor conditions including child labor.

In 2006, we will ask our suppliers to sign the Supplier Code of Conduct in order to confirm that they strive for continuous improvements in the areas mentioned, in line with the DSM Values. Following the signing of the Code of Conduct by our suppliers, we will further develop and roll out a practical assessment methodology to provide insight into the social and environmental performance of our suppliers.

The challenge we face in 2006 is to find a way of collecting the information needed for a fair and auditable assessment of suppliers without introducing unnecessary complexity.

SIGHT AND LIFE is a humanitarian initiative of DSM Nutritional Products, demonstrating our commitment to good corporate citizenship. It contributes to improved nutrition, poverty alleviation and sustainable development in more than 80 developing countries across the globe. The initiative started in 1986 as a philanthropic activity of Roche (the former owner of DSM Nutritional Products) in order to help combat vitamin A deficiency in developing countries. Vitamin A deficiency causes night blindness and eventually leads to the loss of eyesight as well as compromising the immune function. Since taking over the vitamins division of Roche in October 2003, DSM has continued to foster SIGHT AND LIFE. We are now expanding this initiative toward combating other vitamin and mineral deficiencies, the so-called 'hidden hunger'.

SIGHT AND LIFE is committed to improving the nutrition and well-being of especially children and mothers in developing countries across the globe. We want to combat 'hidden hunger' and raise awareness of micronutrient deficiencies that can and must be addressed.

Low micronutrient intakes together with other forms of malnutrition impair the health of millions of people in developing countries. The consequences are an increased health risk with greater susceptibility to infections and increased child and maternal mortality. Malnutrition also impairs growth and development, cognition and vision, as well as school and work performance.

Improved nutrition is of great importance toward achieving the ambitious target of the international Millennium Development Goals (MDGs). Malnutrition contributes over 50% towards mortality amongst children under the



Web link
For more information visit www.sightandlife.org

age of five. It is directly related to MDG 4, which aims to reduce this group's mortality rate by two-thirds. The Copenhagen Consensus ranked providing micronutrients to fight malnutrition as number two amongst all factors that could have the highest impact on solving the world's greatest challenges.

SIGHT AND LIFE supports humanitarian and scientific programs and is an established partner of NGOs, leading universities and governmental organizations for consultation on micronutrient-related interventions. We give support in the form of free vitamin A capsules; vitamin and mineral mixes that are added to a range of staple foods; grants (applied projects, research, and conferences) and practical, science-based information and educational materials. In addition, SIGHT AND LIFE can draw on DSM Nutritional Products' expertise in nutrition, technology and analytics to provide much needed technical assistance to make programs really happen and deliver life-changing outcomes. More information: www.sightandlife.org or send a mail to klaus.kraemer@dsm.com.



Shen Yizheng

SIGHT AND LIFE makes us proud!
'As the manager of Regulatory Affairs for DSM Nutritional Products in Beijing, China, I attended the Triple P press trip in June 2005. The main topic of this press trip was SIGHT AND LIFE, a humanitarian initiative of DSM. We visited a flour fortification trial project in Lanzhou, Northwest China, and I was very impressed. The vitamin premixes provided by DSM and added to the flour by a miller proved to be really helpful in improving people's health conditions. Before the press trip, I didn't know much about SIGHT AND LIFE, but it is a program of which employees can be very proud. I would therefore suggest that DSM communicate much more about the initiative. Personally, I also believe that we should involve the Chinese government much more in SIGHT AND LIFE, because it fits perfectly with China's desired strategy to also pay attention to social development and it shows that DSM is not only in China to make money in a cheap way, but also commits itself to the development of the country as a whole.'

Shen Yizheng

The Nutrition Improvement Program

According to the World Bank, international aid has failed to provide models of sustained development and growth in developing countries. If no effective ways are found to dramatically broaden the economic opportunities, the majority of the world's poor will remain locked in poverty. However, little can be done when individuals and economies lack basic infrastructure.

One of today's major imbalances is malnutrition. It is estimated that micronutrient deficiencies alone (the so-called 'hidden hunger') will cost the global economy USD 186 billion in the next ten years. GDPs of whole countries could be raised by up to 5% if malnutrition were addressed. Today, 2 billion people are affected globally.



Bruno Kistner

One of the most effective and sustainable ways to combat malnutrition is to fortify staple foods with vitamins and minerals. DSM Nutritional Products wants to be a partner in facing this global challenge and has established the Nutrition Improvement Program to accelerate activities in this field.

Our key task is to share our 70 years of knowledge in the field of vitamins and nutrition via food fortification alliances. DSM Nutritional Products will invest in tailor-made product forms and production methods as part of a new sustainable business model. We have established formal partnerships with several international agencies, with concrete plans and area-specific objectives aimed at the establishment of successful and sustainable food fortification programs for mandatory food fortification alliances. For more information: bruno.kistner@dsm.com



DSM site in Austria

Innovative micro-reactors make a difference
It has become possible to replace some large-scale fine-chemical plants with micro-reactors. This important innovation has been implemented at DSM Fine Chemicals in Austria and elsewhere. The advantages are cleaner, faster and more efficient production. The new production method constitutes a major leap forwards, and merited second place in the 2005 Upper Austrian Innovation Award.

Possible water pollution in Toansa, India
In 2002, DSM took full ownership of the anti-infectives production facility in Toansa, India. Before that date, the plant was a joint venture. Several measures to reduce the use of solvents and to introduce environmentally-friendly, biotechnology-based production processes were taken and a waste-water treatment plant using the latest technologies was built and taken in operation.
At the end of 2005, we were confronted with an article in The Times of India, describing a possible water pollution case in Toansa. DSM Anti-Infectives was mentioned as one of the companies that could be responsible for this water pollution. We took note of the complaints about the water quality in a number of villages in the Toansa area. Until now - January 2006 - it has not yet been confirmed to what extent the water is polluted and who or what might be the polluting source. DSM fully cooperates with the Punjab Pollution Control Board that investigates the water quality. The current measures and regular ground water checks make DSM's involvement in a possible pollution case unlikely.

The article in The Times of India caught the attention of several specialized websites and Amnesty International. In a dialog with Amnesty International, DSM confirmed its full cooperation with all investigations. Amnesty has meanwhile communicated its trust that DSM is treating the case seriously.

Sustainability in business and strategy

DSM attaches great importance to the successful integration of business strategy and sustainable entrepreneurship. Maintaining and continually improving our achievements is one of the core aims of our new strategy *Vision 2010 - Building on Strengths*.

Strategy
Our Strategy Dialogs (BSD: Business Strategy Dialog and CSD: Corporate Strategy Dialog) form the starting point of all planning and verification processes within our company. Business groups make use of the BSD (usually on a 3-yearly basis) in order to determine their plans, key success factors, resource requirements and performance indicators. The aim of the strategy development process is to achieve a sustainable, profitable position. During these strategy discussions, many factors are taken into consideration, including technological developments and developments in the market, the achievements and potential of the company itself, our customers' needs and the position of our competitors. The BSD as a whole, including the section relating to sustainable development, is discussed with and approved by the Managing Board.

The Sustainability Issue Tracker that was launched in 2003 has become a fixed item in the BSD. It provides business groups that are carrying out a BSD with a framework to formulate key issues, set priorities and estimate the potential influence on business processes and to develop pro-active scenarios to deal with sustainability issues. Integrating people and environmental aspects into the entire chain from raw material to finished product enables us to seize new opportunities and respond effectively to perceived threats.

The Sustainability Issue Tracker was also used in the Corporate Strategy Dialog that ultimately led to our new strategy *Vision 2010 - Building on Strengths*. Sustainable development is one of the key issues in this new strategy, about which you can read more on the theme pages.

How DSM manages sustainable development

Sustainable development at DSM is managed along two lines. In a bottom-up process, the business units develop – and invest in – more sustainable products and processes. They also ensure that their employees have the right qualifications and manage their social responsibilities with regard to the communities close to their production sites. The corporate sustainable development policy, by contrast, focuses on setting conditions and corporate targets to steer developments at the business units and promote the use of Triple P instruments.

A corporate steering group on Sustainable Development proposes policy improvements and projects to accelerate sustainable development. The manager of Corporate Sustainability prepares these proposals together with the sustainability champions of every business group and corporate departments. The Communication & Advocacy Board, chaired by the Chairman of the Managing Board, decides on the proposals.

Sustainable development throughout the chain

Our customers in end-use markets such as the pharmaceutical industry, the food industry and the animal feed, automotive and electronics sectors are required to comply with stringent environmental and social standards. These standards relate to the efficient use of raw materials, new materials, sustainable energy, product safety and working conditions for employees, but they differ from one business or product chain to another. The above-mentioned Sustainability Issue Tracker is proving to be a means of promoting sustainability in our own business and within the product chain.

Sustainability Issue Tracker at DSM Elastomers

In 2005, one of the business groups to use the Sustainability Issue Tracker was DSM Elastomers. Using the Issue Tracker, opportunities and threats in relation to a number of sustainability and business issues were analyzed, based on developments across the entire chain. DSM Elastomers awarded itself points for specific sustainability issues, such as raw material costs, transport, packaging methods or possible amendments to legislation. The business group then looked at things from the perspective of a large number of stakeholders, including suppliers and end-users, governments and environmental groups and once again awarded itself points for the same issues. The combination of these scores provides a clear picture of the opportunities and threats faced by the business and will form an important part of the Business Strategy Dialog. Examples of sustainability issues that emerged from this exercise were the business group's relatively high energy consumption and the amount of waste generated by end-users of EPDM rubber.

Making our Triple P approach visible in China



Children in Lanzhou

"Lanzhou. Mrs Bao is beaming. The 67-year-old Chinese woman is delighted with all the attention from the crowd of interested visitors from China and abroad. She looks straight into the television cameras. Politely and meticulously she answers all the questions fired at her by the guests in the courtyard of her home at number 24 in the village of Yato near Lanzhou (Gansu Province, China).
"Do you feel better since you've started using the fortified food?" Her answer is unambiguous. "Yes, I feel better. I don't suffer from colds as often and I no longer feel so tired." *In fact, she feels generally fitter than she did in the days when she still had to make do without vitamin-enriched food.*
The improvement in Mrs Gao's health owes a great deal to the state-owned grain factory Lanzhou Hongmei Flour Co., Ltd. in the nearby provincial capital, and to DSM. "In our plant the grain is fortified with vitamins supplied for free by DSM's SIGHT AND LIFE," *director Xu Chuihua (44) explains.* "We produce 400 metric tons of fortified wheat flour a day, which comes to 100,000 tons a year."

What has been happening here at the state-owned flour mill in Lanzhou marks a giant – and to date unique – leap forward for China. In a collaborative effort involving DSM, the Chinese government agencies responsible for healthcare and food, UNICEF and a number of other organizations, a pioneering pilot project was launched in Lanzhou two years ago. It is a project that could soon be serving as a model for the whole of China. After all, fortifying the grain with vitamins ensures that these vitamins find their way into the staple food (noodles) in Lanzhou and elsewhere in northern China. This could help to improve nutrition for large sections of the population in Lanzhou and many other regions. According to data from Christian Voumard, UNICEF's representative in China, an estimated 30 million Chinese people show symptoms of malnutrition. According to SIGHT AND LIFE, a humanitarian program run by DSM, these symptoms include poor sight, growth impediments and reduced intelligence.

DSM is helping, for humanitarian considerations and as part of its global strategy in the field of sustainability and Triple P."

The above is an abstract of an article written in DSM Magazine by Helmut Hetzel, who participated in a trip to Shanghai, Beijing and Lanzhou organized by DSM in June 2005 for a group of journalists, six from Europe (four of them from the Netherlands) and thirteen from China. The aim of the trip was to make DSM's Triple P policy visible and tangible. The trip included a visit to a DSM plant in China to experience DSM's SHE policy, discussions with UNICEF and other organizations, and a visit to one of the projects of SIGHT AND LIFE in Lanzhou.

Corporate governance
We acknowledge the great importance of Corporate Governance and risk management for sustainable development. However, we try to avoid big overlaps between the Triple P Report and the Annual Report. That's why we refer for a more extensive description of these subjects to our Annual Report 2005 and the corporate governance section on www.dsm.com.

Important elements of our Corporate Governance Framework are:
- the DSM Values to which the Managing Board and operational units adhere
- the governance model, specifying the basic organizational structure and division of responsibilities between the Managing Board and the operational units
- the Corporate Strategy Dialog, specifying the strategic direction and objectives of the company
- Policies and Multi-Year Plans in several functional areas
- the Corporate Requirements

In 2004, most governance actions were focused on bringing the DSM practices fully in line with the Dutch Corporate Governance Code. In 2005, these actions were further implemented and fine-tuned, based on the above framework. The Annual General Meeting of Shareholders approved our application of the Dutch Corporate Governance Code.

Whistleblower scheme DSM Alert serves its purpose
One of the elements of the DSM governance system is the DSM Alert whistleblower policy. Developed in 2004, it was operational for the first time in 2005. It gives employees the opportunity to flag cases of suspected abuse or deviations from internal and/or external regulations without having to fear retribution. Employees can report with the utmost confidentiality to the dedicated DSM Alert officer, who in turn reports direct to the Chairman of the Managing Board.

DSM Alert appears to be working well. Twelve reports were made during 2005. Some turned out to be inadmissible, because they concerned working conditions and should be dealt with along ordinary lines. A few reports concerned possible cases of fraud, which have been addressed. All reports came from Europe and the USA.



Transformation at work

Strategy: debate and dialog

Mapping out a strategy involves making choices. And making choices involves discussion. As Hein Schreuder, Group Strategy Director at DSM, points out: 'One of the most difficult decisions we had to make back in the year 2000 concerned the future of our petrochemical activities. With hindsight, it is easy to see the rationality of our choices, but the fact is that some really tough talking took place, for example with the management concerned. At the time, there were thoughts of further consolidation on a European scale. The discussions with the Works Council proved eminently sensible. These yielded new perspectives, and we finally jointly developed criteria for finding the most suitable partner. Generally we are well satisfied with the effects of the strategic stages implemented so far on the quality of DSM as a company. The way in which we work out our strategy is genuinely unique in the chemical world. Above all, don't forget that it took us a learning curve totaling around 10 years to get it right.'

Transformation and long-term strategy are part of DSM's fabric. This has been so from the company's start as local mining operation, well over a century ago, to the present-day DSM, a specialty company operating globally. Openness to change, flexibility and an impressive orientation towards strategy planning and execution are cornerstones of the company. Our stakeholders get to know us through these aspects, as well as through our products, technologies and the social programs that we implement throughout the world.

DSM took its first steps in the specialty field in the 1980s. The company's development in this field took place through organic growth, minor acquisitions and the 1998 takeover of the former Gist-brocades. But, with the strategy program *Vision 2005: Focus and Value*, the company's transformation moved into higher gear. A number of activities were sold, the largest being DSM Petrochemicals – which had been 'the face' of DSM for nearly half a century. In addition, a number of acquisitions were completed, the main ones being the former vitamins and fine chemicals division of Roche, renamed DSM Nutritional Products, and resin specialist NeoResins. For DSM Nutritional Products, the Vital integration project was launched immediately after the takeover. Major job losses were an inevitable part of this. The integration of DSM NeoResins – known as the Inspire Project – focuses more on joint development of new technologies and applications.

The results of *Vision 2005 : Focus and Value*

Vision 2005 has been largely successful. The changeover to a company where life science products and performance materials make up around 80% of the portfolio has been completed. Profits have become less cyclical and higher, and market capitalization has improved considerably. The DSM share price doubled during the Vision 2005 strategy period. Not all objectives were achieved, however. The target turnover of €10 billion for 2005 turned out to be beyond reach, due to weak economic conditions in 2001 – 2003 and the substantial weakening of the US dollar, factors whose full extent was not envisaged in the strategy scenarios made in 2000. DSM favored to quality over quantity and refrained from buying sales growth for the sake of reaching this target.

Vision 2005 and, of course, changes in markets and technology and emerging social needs have powerfully influenced the metamorphosis that DSM has undergone. One aspect of this is DSM's further internationalization in terms of e.g. sales and staff. In 2000 around 70% of sales were destined for West European markets. Now sales divide 50:50. In 2000, around 50% of our staff were of Dutch origin. By the end of 2005, around 75% were non-Dutch.



Vision 2010 - Building on Strengths

In October 2004, we began setting up our new strategy *Vision 2010 - Building on Strengths*. We made an in-depth analysis of the four fields of importance to DSM – Nutrition, Pharma, Performance Materials and Industrial Chemicals – and established their impacts on industry vision, leadership, business model and strategic options for the future are established. An outside-in analysis identified the most important developments of relevance to us: globalization, divergent growth patterns in countries and markets, trends in prices of energy and renewable raw materials, and social trends. The implications of a changing world, coupled with an inside-out study of the company's specific competences and starting positions, pointed to a number of specific objectives for the next few years. These were: to grow and strengthen the company's specialty profile; to achieve annual underlying sales growth of 3 – 5%; to gain a stronger presence in the emerging economies; to double sales in China by 2010; to boost innovation strongly; to improve the geographical spread of production; to continue Operational Excellence; and to maintain our (externally measured) top ratings in Safety, Health and Environment (SHE) and sustainability. To create maximum room to implement this strategy, and to shorten lines and make them more businesslike, the organization will also be modified.

Innovation and customer orientation

Further improvement of the company's specialty profile also means stronger customer orientation and more intense innovation. Innovation has steadily gained in importance at DSM in recent years, but we are set to make great strides in the coming period. We are also aware that better co-operation with customers is necessary. The acquisitions and restructuring operations of recent years have made us somewhat more inward-looking. This was necessary, and it has contributed to better results, but we are aware that our market orientation might be better, and are going to pursue this vigorously in the future.



Dimitri de Vreeze

Sustainability: several viewpoints

"It is not surprising that, in a relatively large company like DSM, opinions differ on the importance of sustainable development as part of Group strategy." Speaking is Dimitri de Vreeze, Business Unit Director of DSM Coating Resins, who has been closely involved in preparing the new group strategy. "The working groups that prepared the strategy were composed of people from different businesses, and this helped to clarify the various viewpoints. We had a good and thorough discussion among the Group's top 30 managers about the role that sustainability would have to play. A broad range of opinions were discussed. Sometimes opinions were totally at odds at the same, senior level. Some saw sustainability as important, if not the key to the future. Others took the view that a company should ask itself whether it can afford sustainability in a world where competition is constantly becoming tougher. I am very happy that sustainability has been given such an important place within our new strategy. Sustainable development may entail both risks and opportunities, and we are going to have to deal with both. Now the subject-matter is much wider. We have clear objectives and can measure progress even better than in the past. As far as I am concerned, that is the big plus."





Geographical developments

DSM's profile as a mainly European company is set to change. In taking investment and acquisition decisions we will take more account of the need for a presence in emerging economies. One factor here is that DSM has won new customers especially in Asia and the USA in recent years, although much of its production takes place in Europe. This situation is one reason why our financial results are sensitive to the US dollar. In steering our company's further growth we will pay much attention to adjusting this balance.



Jos Schneiders

Sustainability

In 2005, for the second consecutive year, DSM headed the chemicals sector in the global Dow Jones Sustainability Index, and was also listed in FTSE4Good Indices. Further improvement in performance in the field of sustainability is an explicit part of our new company strategy. This includes reducing pressure on the environment and using renewable energy sources such as sugar. In SHE (Safety, Health, Environment), we made considerable progress in 2005, as described in detail elsewhere in this report. We have formulated various new sustainability related targets in the context of our *Vision 2010* strategy, which are all explained in the various relevant chapters.

DSM ranks among the top five companies in the field of industrial ('white') biotechnology, which produces substances and materials using micro-organisms and enzymes. Close to 40% of our products in the life sciences segment are produced using white biotechnology. Groupwide, the figure is at least 20%. Industrial biotechnology is pre-eminently a technique with which balanced progress can be realized in all three areas of people, planet and profit.

Vital – Turning a 7,500 people organization around

The Vital project, aimed at transforming DSM Nutritional Products and integrating it into DSM, was continued in 2005 according to plan. Over the past two years, a host of measures and initiatives have been taken relating to cost reductions, unbundling the company from the Roche Group, and integrating its people, systems and culture into DSM. In 2005, a main focus was on improving the quality of profits, creating new options for growth and developing new innovation structures and management. The closure of the Vitamin C production facility in Belvidere, USA was announced.
DSM Nutritional Products can look back on a successful integration and transformation project since its acquisition in 2003. The declining results in 2002 and 2003 put the future of this organization under pressure and required a swift implementation of improvements. The outlook worsened in 2003. This led to an adapted restructuring project where the focus at the first stage was on rapidly improving the company's financial performance. At all eleven production sites in Europe, the USA and China the DSM manufacturing process standards were implemented by means of an intensive change process. The improvement potential was determined by a broad involvement of the existing staff and converted into a change program whereby all production sites were sequentially assessed.
A comparable process was applied to the changes in research and development and marketing and sales in the respective areas.
Simultaneously with the definition of the restructuring scope, the redundancy costs and related social obligations were determined, reviewed and discussed with the trade unions and consultative bodies. This effort led to an agreed change program, fine-tuned to the local situations. As a result of this restructuring project, a total of some 1,700 jobs were made redundant, out of a total of 7,500. Over € 10 million in out-of-pocket costs were spent on specific training programs geared to the new structure.



Our *Vision 2010* strategy contains ambitious objectives to maintain our top ratings in sustainability.

Innovation, more than bright ideas

Successful innovation is the result of a dynamic, integrated process that is market-driven and collaborative and is backed by efficient resource management and inspiring leadership. To be innovative a company needs to track market trends and spot opportunities that allow it to make maximum use of its capabilities and expertise to create commercially attractive solutions. Also important in today's fast-changing world is open innovation, innovation achieved through collaboration with for example external knowledge institutes.

Changes in society and technology

Innovation is key to our *Vision 2010* strategy program, which is designed to ensure the company's continued success in a world of change characterized by global societal trends such as individualization, global networking, aging and population growth, and increased awareness of health, safety and environmental issues. These trends are leading to new consumer needs and demands, forming the main drivers for the development of new products and applications. At the same time, science and technology are developing at a tremendous speed, creating the technological base required for meeting the new consumer needs for "specialties". This convergence of new societal needs and new technological possibilities forms the background against which DSM will build further on its existing strengths and develop new capabilities.

Stepping up

Through its recent portfolio transformation, DSM has gained access to a number of attractive new market segments and application, formulation, product and technology skills. As a result we are positioned better than ever before to capture the innovation opportunities that we see arising. But we also fully recognize the need to step up our innovation efforts in order to cope with the demands of the changing world in a sustainable, responsible and profitable way.

We will follow a three-track approach in strengthening innovation: selectively strengthen existing innovation programs, initiate new innovation areas (Emerging Business Areas, EBAs) to further boost innovation within DSM, and maintain a strong position in process technology.

Current and new

We analyzed our running innovation programs for their potential to deliver market-driven innovation and to contribute significantly to our growth ambitions. Eleven programs were identified to be strengthened and accelerated. In addition to the selected programs in specific fields, current programs to bolster innovative process technologies and achieve process innovations throughout DSM's portfolio will be continued.

Furthermore, we will devote attention to innovation in four specific Emerging Business Areas (EBAs). This will enable us to boost and secure longer-term growth via innovation. These four EBAs were selected out of a number of options because they offer the best fit with, on the one hand, the innovation needs following from the societal and technological trends identified above and, on the other, with DSM's specific market strongholds and technology bases. The EBAs are:

Biomedical Materials

An increase in chronic diseases, growing demand for tailored therapies and converging technologies in pharma, nutrition and materials form the rationale behind the selection of this EBA. DyneemaPurity® - a first example in this field - stands for a specially developed, high performance polyethylene fiber technology, made available to the medical device industry for use in surgical implants. Target areas for future innovation are drug delivery systems and coatings for stents using nanotechnology. Advanced polymer technology can offer solutions superior to metals and ceramics in these high performance and value added niche segments.

Specialty Packaging

The drivers leading to the choice of this EBA are growing food quality awareness, increasing interaction between a product and its packaging and upcoming changes in regulations. We aim to develop innovative packaging solutions for food products with innovative barrier properties relating to freshness, release of odors, and the ability to monitor the history of the product.



Biomedical Materials



Personalized Nutrition

Personalized Nutrition
The Personalized Nutrition EBA builds upon our strengths in nutrition, food and biotechnology. Personalized Nutrition uses the scientific evidence of addressing (preventing) certain health risks by offering tailor-made and specially developed nutritional products fitting with individual people's genetic profile and other factors, such as age and life-style. This way health and well-being can be promoted, whereas the risk of certain health problems may be reduced.



Ellen den Brabander

White Biotechnology
With the White Biotechnology EBA we will further boost the application of nature's toolset – e.g. micro-organisms and enzymes – to the production of (fine) chemicals, materials and fuels from renewable resources. A growing cost spread between hydrocarbon and carbohydrate feedstock as well as advances in science and technology will allow white biotechnology to become a competitive alternative in an increasing range of applications, including food, feed and nutritional ingredients, fine chemicals and also performance materials and base chemicals. DSM will focus on opportunities where white biotechnology enables drastic process improvement compared to the chemical technologies.

Adding resources – financial and human
To achieve our innovation ambitions, we will allocate additional resources; 250 high-caliber employees to strengthen various disciplines that play a role in innovation, on average € 50 million in extra funding per year for innovation until 2010 and 15% of the annual capital expenditure budget for innovative small acquisitions and participations. At corporate level we will create a DSM Innovation Center. The management of this center will be entrusted to the newly appointed Chief Innovation Officer. This Center will support the R&D and New Business Development units in the clusters and will also house corporate technology, licensing, venturing and Intellectual Property activities. The EBA teams will also be part of the DSM Innovation Center.

Innovation: multidisciplinary, multi-site, open
Innovation programs are mostly carried out on a multidisciplinary basis, using knowledge available in different disciplines and at different sites. An important element is our core competence management at a global level across the Global Virtual Lab.

Whereas in the past innovation was mainly done in-house, we now work much more according to an open innovation model. In the course of many years of innovation management we have learnt that the world's fast changing needs and rapid scientific and technological developments make it virtually impossible for any single company to innovate all on its own. Consequently, interaction with the external knowledge infrastructure – i.e. collaboration with universities, other scientific research institutes and industrial and non-industrial partners – has become a prerequisite for successful innovation.



After our fundamental portfolio transformation, DSM is now further evolving into a true specialty company.

Rewarding excellence

The recognition and rewarding of exceptional achievements inspires and stimulates people to seek out new challenges. To promote excellence in innovation and drive scientific and technological progress forward, DSM awards a number of R&D prizes every year. DSM has various internal awards in place to recognize the important contributions made by DSM's employees. DSM also awards a number of prizes every year for exceptional achievements of external specialists working in a variety of fields.



Chris Goppelsroeder, Michael Stanek and Erich Steinwender

DSM Special Invention Reward

This EUR 25,000 internal reward is granted every year to recognize patented inventions by DSM employees that have resulted in a distinct line of business for DSM. The reward is presented at the Inventors Event held annually to celebrate DSM inventors. In 2005 Michael Stanek and Erich Steinwender, of DSM Fine Chemicals Austria in Linz, were presented the Special Invention Reward (SIR) for 2004 for their patented invention relating to their work on a novel method for performing alkylation of CSV (colesevelam hydrochloride) precursors, a crucial step in the production of CSV and related compounds. CSV is an agent which is able to lower LDL (or bad) cholesterol, and at the same time to increase HDL (or good) cholesterol, in the blood. CSV is therefore used in the treatment of high cholesterol in blood. Managing Board member Chris Goppelsroeder, who presented the reward in Delft, the Netherlands, on 7 December 2005, declared the winning invention to be 'a typical Triple P invention: good for people, good for planet, and good for profit.'



Dr Rob M. Russell



DSM Human Nutrition Award

This external award, granted every two years, aims to encourage and recognize innovative research by an established scientist in the field of human nutrition that significantly broadens the understanding of the role of nutrition in human health.

Dr. Rob M. Russell, Professor at the Jean Mayer USDA Human Nutrition Research Center on Aging at Tufts University in Boston (USA), was the winner of the EUR 25,000 DSM Human Nutrition Award for 2005. Manfred Eggersdorfer, Head of R&D at DSM Nutritional Products, presented the award during the 18th International Congress of Nutrition in Durban, South Africa, on 21 September 2005.

DSM Awards for Chemistry and Technology

These external awards, open to candidates from the Netherlands, Belgium and the German state of Nordrhein-Westfalen, aim to encourage young scientists to undertake creative and groundbreaking PhD research in various fields relevant to DSM. The winners receive a certificate and a cash prize. Belgian researcher Davey Loos won the first prize in the DSM Awards for Chemistry and Technology 2005. An international jury selected Dr. Loos, who earned his doctorate from the Catholic University of Louvain, for his research in the field of biocatalysis. He succeeded in developing a technique for studying single enzyme molecules as opposed to ensembles of billions of molecules – something that biochemists have long wanted to be able to do but which has been impossible because of the dimensions involved. According to Loos, the knowledge gained in studying individual enzyme molecules can be used to optimize enzymes. 'This can be of advantage for example for detergents, as it will make it possible to achieve the same cleansing effect using smaller quantities of enzymes. That will reduce the risk of unpleasant reactions in people who are sensitive to detergents.'



We've successfully transformed our company. And we've again rolled up our sleeves.

White biotechnology – the third wave

Current practice in white (industrial) biotechnology demonstrates that social, environmental and economic benefits of bio-based processes using renewable materials go hand in hand. After red (medicine) and green (agriculture) biotechnology, white biotech represents the third wave of sustained innovation in this important domain, where we have already passed a number of milestones. A good example is our new biotechnological route to the antibiotic cephalexin, which has been practiced on a large industrial scale for several years now. Through advanced enzyme and biotechnological metabolic pathway engineering, we were able to replace the traditional 10 steps, mainly chemical synthesis, by a fermentative route followed by a mild enzymatic step. The biotech process uses far less energy (-65%), less input of chemicals (-65%), is water-based, generates less waste and is very cost effective (-50%). These percentages were validated by research done by the Öko-Institut in Germany, an independent institute for life-cycle analysis studies, and McKinsey, in cooperation with Europabio, the European biotechnology Association. A publication on white biotechnology and the above-mentioned research is available from DSM. You may also have a look at our position paper on white biotechnology, published on www.dsm.com.

We expect that an increasing number of chemicals and materials will be produced using biotechnology. Biotechnology allows for an increasing, eco-efficient use of renewable resources as raw materials for the chemical industry. It will enable a range of industries to manufacture products in an economically and environmentally sustainable way.

The rapid advances in genomic technologies, the increasing oil prices and biotech's role as an important driver of innovation are paving the way for further expansion. In our view industrial biotechnology will create a more sustainable society for today's and future generations. More information on industrial biotechnology is available on www.dsm.com and www.europabio.org.

DSM produces three types of products in the food and nutritional ingredient arena: biomass (living micro-organisms such as lactic acid bacteria), enzymes, and nutritional and food ingredients such as carotenoids, vitamins, anti-oxidants, preservatives, polyunsaturated fatty acids, aspartame, and tailored peptide mixes. Our product portfolio in the pharmaceutical and fine chemical area covers antibiotics (penicillins, cephalosporins), chiral intermediates (amino acids), recombinant proteins and antibodies.

Access to the genome sequence of micro-organisms offers new leads to improve our strains and processes, either by classical methods or based on genetic modification. Also, genomes in general contain many 'hidden' genes with unexpected enzymatic functionalities, which can be applied as such or used to generate other ingredients.

Aspergillus niger (A. niger) is our preferred host for the production of (food) enzymes. This micro-organism is used for the industrial production of several ingredients for the beverages and bakery industries, but also for the production of proteases. We have identified a new protease that shows superior performance in debittering casein hydrolysates. These properties have led to the development of a non-bitter, milk-based sports drink – PeptoPro® Sport (Multipower) –, which speeds up recovery after heavy and repeated exercise by stimulating the insulin response and glucose uptake in muscles. Another important enzyme found in the genome of A. niger is asparaginase. This enzyme reduces the amount of a specific amino acid in foodstuffs, thereby preventing the undesired formation of acrylamide in baked and fried products. The benefit is clear: safer food.

Many nutritional ingredients are still produced by chemical synthesis or via extraction: for example, carotenoids are currently most competitively produced by chemical means. For vitamin B2, however, the situation has changed completely in the last five years. The traditional eight step chemical synthesis has been replaced by an eco-friendly and cost-effective fermentation process.

An example of a white biotech process in the pharmaceutical area is our enzymatic, fermentative route to the antibiotic cephalexin. Another biocatalysis example is the enzymatic synthesis of a chiral intermediate for the production of cholesterol-lowering drugs, also known as statins. Traditional chemical methods are far more complex and laborious.

Besides biocatalytic and microbial systems, we are increasingly employing animal and human cell lines for the production of pharmaceutical products, including recombinant proteins.

In collaboration with the Dutch-based biotech company Crucell, we have improved their PER.C6-based production platform for a range of human biopharmaceutical proteins and monoclonal antibodies.

During the fermentative production of biochemicals, biomaterials or biofuels, waste is generated in the form of microbial mass which has to be disposed of once the product has been recovered. Typically, the microbial mass is inactivated by, for instance, a heat treatment and subsequently the mass can be incinerated or used as cattle feed or fertilizer.

The workhorses

(Micro)organism/enzyme	Product (ingredient) example
	Food, feed and nutritional ingredients
Aspergillus niger*	Enzymes, citric acid
Selected Bacillus strains*	Enzymes, vitamin B_2
Kluyveromyces lactis*	(Intracellular) enzymes
Selected Lactic acid bacteria*	Live cultures (starters and probiotics)
Propionibacterium freudenreichii*	Vitamin B_{12}
Saccharomyces cerevisiae*	Live cultures, yeast extracts, enzymes
Mortierella alpina	Arachidonic acid
Blakeslea trispora	Beta-carotene
Mucor miehei	Microbial rennets
Streptomyces natalensis	Natamycin (antifungal preservative)
Proteases from A. niger*	Protein hydrolysates / peptides
Aspartase and thermolysin	Aspartame
	Pharmaceuticals and fine chemicals
Penicillium chrysogenum	Antibiotics
Selected Streptomyces strains	Proteins, antibiotics
Enzymes from Escherichia coli* (e.g., aldolase)	Antibiotic / fine chemical synthesis. Chiral intermediate for cholesterol lowering drug
Enzymes from Pichia pastoris (e.g., hydroxynitrile lyase)	Fine chemicals synthesis. Intermediate for cardiovascular drug
CHO cells (animal)	Pharmaceutical proteins
PER.C6 cells (human)*	Pharmaceutical proteins

* Micro-organisms whose gene sequence is known to DSM

Innovating, investing and co-operating

DSM Venturing identifies developing markets and technologies and invests in company start-ups. This kind of open innovation enables DSM and these fledgling enterprises to exploit trends more quickly and meet social needs such as weight control, health products and health advice. In the past three years, DSM Venturing's investments have included LTP, Sciona, Speedel and ORYXE Energy.

LTP

The Swedish firm Lipid Technologies Provider AB (LTP) makes ingredients and formulations for functional nutrients, skincare products and drug delivery systems. LTP has developed the technology on which DSM's new food ingredient Fabuless™ is based. Fabuless™ was launched on the market in 2005 and is made exclusively by LTP for DSM's dairy products. Fabuless™ helps to keep body weight under control, because the consumer feels full longer and therefore eats less at subsequent mealtimes.

Sciona

Sciona, in the USA, supplies scientifically based, personalized practical health advice. The company is engaged in the field of nutrigenomics, the science that deals with the interactions between food and genes. Its research is increasingly revealing links between food, genetics and health. Sciona meets the need of consumers to feel in control of their own health. Sciona's activities fit DSM's focus of developing personal nutrition products, one of the core areas of our Vision 2010 strategy.

Speedel

Speedel is a Swiss company which develops innovative medicines, especially for cardio-vascular disease and metabolic disorders. Speedel's innovative business concept for pharmaceuticals makes it possible to release medicines on to the market more quickly. Speedel, the first company in which DSM Venturing had invested, was floated on the stock market in 2005.

ORYXE Energy

ORYXE Energy (USA) develops and markets patented and patent-pending additive products based on breakthrough research in combustion technology. These products, when added to diesel, gasoline, residual fuel and other fossil fuels, alter the dynamics of combustion and allow fuels to burn more completely, thus improving fuel performance and reducing pollutants such as oxides of nitrogen (NOx), particulate matter (PM), total hydrocarbons (THC), and carbon monoxide (CO). DSM's co-operation with ORYXE Energy underlines the importance that the company attaches to sustainable development.



People

The internationalization process at DSM, which has been gaining strength in the last few years, will remain important in the coming years (at the end of 2005 35% of our employees were based outside Europe).

Internationalization and diversity are important to realize our *Vision 2010 - Building on Strengths* ambitions of innovative growth and an increased presence in emerging economies, amongst other things through strong expansion in China.

In recruiting and selecting new employees, we increasingly rely on the international labor market. The majority of the new executives recruited in 2005 are non-Dutch. The ongoing internationalization has already increased our awareness of cultural differences between the various countries and regions in which we are active. Our challenge for the coming years will be to create value out of these differences. Gaining more diversity but also creating leadership styles and behavior that understand, respect and build on the differences are therefore key issues.

- Greater diversity and further internationalization are spearheads in the new corporate strategy
- Safety performance, excluding DSM Nutritional Products, improved compared to 2004
- Integration projects at DSM Nutritional Products and DSM NeoResins successful
- Start made on new Human Resources Strategy Document 2006-2010
- Internal Communication and Training & Development improved

See page 48 for reporting policy.

Employees by region



2004
2005
The Netherlands
Rest of Europe
North-America
Asia-Pacific
Rest of the World
0
2,000
4,000
6,000
8,000

Absenteeism (in%)



The Netherlands
Rest of Europe
North America
Asia-Pacific
Rest of the World
Comparison of 2005, 2004 and 2003 is possible. Comparision with other years is not entirely possible because of changed definitions. The figure 'Rest of the World' for 2003 has been changed.
2001
2002
2003
2004
2005
0
1%
2%
3%
4%
5%

Managers male/female



Male
Female
2004
2005
0
20
40
60
80
100

Other employees male/female



Male
Female
2004
2005
0
20
40
60
80
100

New employees in 2005 (total 1,156)



The Netherlands 23%
Rest of Europe 31%
North America 23%
Asia-Pacific 19%
Rest of the World 4%
0
20
40
60
80
100

Departure of employees in 2005 (total 2,629)



Retirement 14%
Terminations initiated by DSM 57%
Resignation 28%
Death 1%
0
20
40
60
80
100

Safety Performance*



Recordable case Index
2
1.5
1
0.5
0
2001
2002
2003
2004
2005
FI rc all (including contractors)
FI rc own personnel
FI lwc all (including contractors)
FI lwc own personnel

* The figures for 2005 are including DSM Nutritional Products and DSM Nanjing Chemical Company. The FI lwc own personnel in 2005 excluding DNP and DNCC was 0.17.

Internationalization

The internationalization process at DSM, which has been gaining strength in the last few years and received an extra boost with the acquisition of what is now DSM Nutritional Products, continued unabated through 2005. This is mainly reflected in DSM's strong expansion in China; the DSM workforce in China – including all joint ventures– now numbers about 3,500 people. Between 1999 and 2005 the percentage of non-Dutch DSM employees increased from 50% to over 70%. At year-end 2005 7,614 DSM employees were based outside Europe. The ongoing internationalization is obviously having an impact on our HR processes and systems. We have adapted our expatriation policy towards an international assignees policy , which is now being applied worldwide. At year-end 2005, 163 DSM employees had been selected for an international assignment outside their home country under this new policy.

The majority (53%) of the new executives recruited in 2005 are non-Dutch. The ongoing internationalization has also increased our awareness of cultural differences between the various countries and regions in which we are active. We paid a great deal of attention to this aspect during the integration of DSM Nutritional Products, and in 2005 we did the same in other regions and other partnerships.

Progress made in integration of DSM Nutritional Products and DSM NeoResins

DSM Nutritional Products

The integration of DSM Nutritional Products (DNP) is proceeding swiftly. Various DNP processes and systems, including remuneration and appraisal systems, have been integrated into the DSM systems. In addition, DNP has implemented DSM's Management Development system and has set up special programs for high potentials. A lot of effort has been put into the training of DNP employees (see box Integration requires massive training). DNP also implemented the DSM policies and work processes in the fields of production (Manufacturing Excellence) and safety, health and the environment.

Integration requires massive training

To support the integration of DSM Nutritional Products (DNP) into DSM and to improve processes and support behavioral change, a Global Training Program was set up for DSM Nutritional Products. Project teams shaped the Global Training Program as part of the Vital project. DNP employees worldwide received a total of some 14,000 days of training in 2005. Employees in production took a variety of manufacturing training courses, focused on DSM's Manufacturing Excellence program, while the focus for the marketing and sales force was on coaching and behavioral change. On a more general basis, we introduced a mini DSM orientation course of 1.5 days to some 1,100 employees of DNP to make them more familiar with DSM, its strategy and ways of working. One of the challenges was to overcome cultural and company differences. We now have sustainable training structures in place and a team that coordinates these training activities globally. Training will continue to be an essential element to support our organization and its employees in their further development.



DSM Nutritional Products' headquarters in Kaiseraugst (Switzerland)

Progress on current Human Resources objectives

1	Implementation of DSM Values before the end of 2003	completed*
2	Development of a learning organization	ongoing
3	More attractive career prospects in DSM for women	completed*
4	Internationalization of DSM recruitment from 2003	completed*
5	Introduction of web-based recruitment in Europe and the USA in 2003	completed*
6	Competence-based management development	completed*
7	Competence-based appraisals from 2003 onwards	completed*
8	Integration of DSM Nutritional Products, with particular focus on cultural aspects	completed*
9	Implementation of management performance appraisal system	completed*
10	Conducting a working climate analysis among a sample of the workforce in 2004	completed*

* 'Completed' also refers to those activities that will continue but not as a specific objective of Corporate Human Resources

New Human Resources objectives

1. Finalizing and implementing Human Resources Strategy Document 2006 –2010 (including HR Objectives and Targets for 2006-2010)
2. Implementation of Corporate Human Resources Requirements before 2008
3. Further implementation of Human Resources System (SAP HR)
4. Second working climate analysis in 2007/2008

DSM NeoResins:
integration and inspiration
The aim of the INSPIRE project is to integrate NeoResins within DSM, ensuring that the benefits of joining forces are maximized in terms of further profitable growth, savings and strategic choices for the future. NeoResins was acquired by DSM early 2005. The INSPIRE project is organized according to three time lines: the first 30 days (start), days 30 – 100 (wave1) and days 100 – 300 (wave 2) and a possible extension, wave 3, in 2006.

The project is right on track. Purchasing savings have been captured and the analyses of pockets of innovation and competences were finalized according to plan at year-end 2005. The first innovation-oriented meetings have been held to secure the input of the NeoResins and Coating Resins organizations. The acquisition of NeoResins has created a global top 5 resins house. The NeoResins business will help create a platform within DSM for profitable and fast-growing business, as the combination of resins activities has an important platform of technologies, including the technologies of the future such as UV-curing, powder and waterborne resins.

Working climate analysis

integration and growth
The working climate analysis conducted in 2004 yielded valuable conclusions, for example about employees' perception of their work and the importance of innovation for DSM's further growth. Innovation is of crucial importance to DSM, and we will be devoting substantial resources to this goal in the coming period. We are well aware that people need a working environment in which their innovative ideas can thrive and in which management allows scope for that. We will therefore promote creativity and collaboration in all echelons of our organization and across the boundaries of professional disciplines.

There are large differences among the various business groups in the amount of follow-up they have given to the working climate analysis. (See box: follow up to Working Climate Analysis) This and other issues will be duly taken into consideration in the next working climate analysis, scheduled for 2007/2008.

Particular attention will be given to employee perceptions on issues such as diversity and innovation.

New corporate partnership with the Rotterdam School of Management Erasmus University
Over the past 20 years, the Rotterdam School of Management (RSM) Erasmus University (the business school of the Erasmus University in Rotterdam in the Netherlands) and DSM have built a strong and long-lasting relationship. DSM has the explicit intention to develop a win-win cooperation that closes the gap between corporations and universities, with respect for the independent position of universities.

DSM and RSM Erasmus University recently decided to intensify their relationship by starting a corporate partnership. This partnership entails cooperation in the area of internships, the recruitment of new top talents, the development of the talent already on board at DSM (executive education) and the development of new knowledge that is made practically available by the stimulation of (applied) research.

At the career centers of RSM Erasmus University, the opportunity to promote the annual DSM (international) internships is highly valued.

Each year, several MBA and MSc students experience a challenging term in countries like China and Indonesia. Some of them turn their internship into a permanent position at DSM and stay linked to RSM as active alumni. Graduates from RSM Erasmus University work for DSM in all kinds of jobs varying from Junior Marketing Manager to Member of the Managing Board.

RSM Erasmus University and DSM also cooperate in the area of executive development of managers and professionals. DSM IMT (Industrial Marketing of Technicians) is the longest running program in RSM's portfolio; more than 500 employees have attended the program. In 2005, the DSM Management Program was launched as part of DSM's new portfolio of leadership programs.

Follow up to Working Climate Analysis
'Although the instruments provided a lot of information, working on job security (which was our most important improvement topic) was hard during restructuring times (Copernicus), given follow-up to the Working Climate Analysis was postponed several times. The new organization is becoming clear and trust is slowly returning. A good time to start working on follow-up.'
T. Jacobs, HR Manager
DSM Fibre Intermediates, Geleen (Netherlands)



DSM Greenville, USA

'DSM Pharmaceuticals, Inc. had 8 areas of improvement; a lot of work and follow up was necessary. Employee Advisory Groups (EAGs) were made up from cross-functional representatives of different levels (on a voluntary basis). They served as a liaison between employees and senior management. Recommendations and comments could be sent to the HR Employee Center, put in a drop box next to the cafeterias or given to the appropriate EAG member. Each group presented their findings to the senior management team in a round table type of discussion. Some recommendations were approved on the spot and have since been implemented. Others are in process and are presented and monitored in meetings and newsletters. I want something better for DPI and look forward to making the necessary improvements that will be obvious when the next survey comes around.'
Marilyn Rider, HR manager,
DSM Pharmaceuticals, Inc., Greenville, US

Internal communications
Improving internal communications was an important point that emerged from the working climate analysis, and it has definitely been acted on during the past year. Increasing internationalization and the major movements in our portfolio in any case underline the importance of good internal communications. It is not just a matter of prompt distribution of information or announcing important events. Internal communication is primarily also a good means of boosting DSM employees' pride in their work. For example, there has been a great deal of internal communication about the announcement of our new corporate strategy worldwide. This has clearly highlighted that the success of our new strategy depends less on head office than on the involvement of our 22,000 employees worldwide. A first evaluation of the introduction of the strategy within the global HR and internal communications community yielded positive results. A broader questionnaire was sent to DSM employees worldwide (at random) in January 2006 and will be evaluated by March 2006.

Competences
In 2004 and 2005 the use of competence-based HR systems became common practice at DSM. The fifteen behavioral competencies that have been defined are used in appraisal systems, recruitment, Management Development and training programs. This has resulted in a much better alignment between the HR systems.

Leadership styles
Along with the introduction of the new competences, a model has been developed to give explicit content to the various desired leadership styles. The model is built round the fifteen DSM competences and will be used to ensure that the people who are selected for certain positions or teams represent the right mix of styles and competencies. The experience and information thus gained will in turn be used in the training programs of our internal Business Academy.



Ellen Kuppens

Less talk, more involvement
However you define internal communication, it has a direct impact on the business. And there is always room for improvement. In 2005 we conducted a number of initiatives to structure our internal communications better. We have set up an internal communications community in which each business group and corporate staff department is represented. Its membership totals around 40 employees. They are responsible for internal communications on their site or in their department. The group stimulates the pooling of information and knowledge, seeks out opportunities for synergy, arranges workshops and training courses, and acts as a network of channels for the rapid dissemination of important information within the organization. It provides input to the Corporate Internal Communications and Corporate Human Resources departments. The group also encourages the use of a new electronic toolkit for internal communications. Our new internal communications community proved its effectiveness with the announcement and dissemination of our new corporate strategy.

The DSM Business Academy: development and learning
Development of people is an important area of management attention at DSM, as it has been for many decades in our management development system. This is strengthened by the new approach towards Executive and Management education that was agreed in 2004 and has been implemented in various new Management & Leadership programs by the DSM Business Academy. All these programs share the goal of supporting the development of people in line with new challenges in their career and in the context of their jobs. Thus people will become proficient in their roles and will be adding value to business and teams quicker and more effectively. Since 2004 the Executive Leadership Program, consisting of three modules of one week in a period of nine months, has been delivered twice. In 2005 the Management Program for newly appointed people in their second or third position was started as well. In 2006 new programs for Senior Executives, Senior Management and starting Professionals will be added.


Executive
Leadership
Program

Harm Bakker and Jan Peter de Vries

The development and implementation of new functional programs was started in 2005 for the Finance & Control function, for Corporate Safety, Health, Environment & Manufacturing and for the Intellectual Property Department; these developments will continue over the next few years. The DSM Business Academy has also supported the Vital project by organizing a series of training programs for about 1,000 employees around the world. In 2005 some 2,400 DSM employees participated in programs of the DSM Business Academy.

DSM as a learning organization

Employee development obviously continues to be important. Besides the individual development of employees, on which on average 18 hours per employee were spent in 2005, DSM is increasingly devoting attention to structured programs to continue developing the professional competencies that are important to us. For most of these fields, the DSM Business Academy offers special programs. In addition, we frequently organize conferences to which we invite external speakers with the aim of sharing knowledge and building networks. Our global intranet plays a key role in this. Our Business Academy provided training for a total of 2,400 employees in 2005. An important part of these training courses, with almost 100 participants were held as part of the Vital integration program at DSM Nutritional Products

Building cooperative HR practices

In 2004 and 2005, some 120 HR managers were closely involved in the so-called Network project, aimed at setting up a standard and global set of HR requirements. A core team has collected examples of best practice from around the world and has analyzed and checked them for international compatibility. Based on these, standard, worldwide HR requirements have been drawn up.

Compliance and, more specifically, what to do in the event of non-compliance, was the main issue that was addressed in the context of the new regulations. DSM Desotech in Elgin, USA was one of the first companies to introduce the new guidelines. These include management regulations and measures that can be taken in cases involving theft, sabotage, alcohol or drug abuse, sexual intimidation or other forms of unacceptable conduct.

Lisa Kirby from DSM Fibre Intermediates in the USA took part in the project: 'The policies and practices developed by the Network Project have provided a solid basis for implementation of the Corporate Human Resource Requirements. This process worked well because it engaged HR professionals in various countries and business groups to develop the HR Requirements, ensuring that the requirements would meet the needs of the international community. The Network Project also saved an immense amount of manpower and reduced confusion that would have resulted from each group or unit developing practices on their own.'

Diversity and flexibility

The development of a culture based on diversity is part and parcel of DSM's HR policy. In the Netherlands targets have been set in relation to the recruitment, appointment and promotion of women. 28% of employees recruited in the Netherlands are female (compared to around 20% in the past).

At the end of 2005 DSM had 14 female executives (14 in 2004 and 8 in 2003) and 4 executives working part-time (3 in 2004 and 2003). The percentage of women in management positions increased towards 13% (2004: 11%). Despite a gradual increase in the number of women at senior management and executive levels, the targets were not met.

A questionnaire was sent out to the diversity and flexibility target group and top management to evaluate the program. The support for Diversity was experienced as high (75% favorable). The Work Family culture was experienced as moderately positive (Score 3.1 and 3.2 on a scale of 5). The evaluation of the program over the period 2002-2005 has led to a number of recommendations for the period 2006-2010. These include the reconfirmation that diversity remains important, requiring more nationalities to be included, and that flex working should be facilitated on an ongoing basis.

In the context of our new corporate strategy *Vision 2010 - Building on Strengths* we will also make a strong effort in the coming period to further increase the diversity and the international character of our workforce. We will set targets which will be communicated in the next Triple P Report. The numbers will be monitored and attention will be given to improving behavior that makes use of diversity to realize innovation.

People Award

In 2002 DSM inaugurated the annual People Award, a prize awarded in the Netherlands to recognize examples of best practice in the field of human resources management and to stimulate innovative solutions. DSM has formulated fourteen HRM principles which serve as guidelines for human resources policy within the organization. The People Award is presented to an employee or group of employees who have shown exceptional ability to put these principles into practice. In 2004 the People Award went to the DSM Engineering Plastics Specialty Compounds unit in Genk (Belgium) for its success in implementing a series of changes and starting new training and retraining programs. The 2005 People Award will be handed out in 2006. In 2006 we will explore the option to integrate the People award into a more integrated Triple P award.

Operational Excellence

Like other disciplines, our HR organization is working hard to achieve operational excellence. An important precondition for achieving operational excellence in HR is the development and implementation of SAP HR, aimed at standardizing HR related processes. At the end of 2005, hard work by a group of HR professionals from around the world resulted in a global HR model. This model has been 'localized' at three sites in Switzerland, the USA and the Netherlands and will become operational in 2006. The model provides a standardized format for obtaining information from one common database about HR developments at a particular site, including absenteeism, training facilities, etc., so that the HR organization will be better able to respond to these developments, or anticipate them, in an effective way. Furthermore, Shared Service Centers are being set up to support SAP HR and, from 2006 onwards, to offer HR services at a regional level.

DSM Values

Over the last few years we have devoted a great deal of attention to disseminating the DSM Values and making them come alive. In 2005 the DSM Values were made more explicit with new guidelines and recommendations for the Human Resources field. These relate to leadership, organizational development, performance development, remuneration policy and the continuity and quality of the HR discipline. In 2005 DSM developed several standards and practices in close collaboration with local HR managers in a project called Network (see box Building cooperative HR practices page 26).

Better training at lower cost
Around 350 people work at the DSM Manufacturing Center (DMC) in Geleen, the Netherlands. In 2005 widespread training programs were conducted here, to enable each employee to work even more safely and efficiently. The plan was implemented by means of individual training plans, listing all courses and training of relevance to a given job or role. Training Compass, a database containing information about all employees, was used as a tool in this comprehensive training program. It is accessible via the Intranet and enables everyone to see what courses are planned for whom and when. PC-based online courses, tests and exams are also possible. This approach leads to definite quality improvements over the full range – from the quality of training plans to evaluations and programs to enhance the efficiency of work processes. The approach adopted also has a clear financial advantage. The training courses are purchased centrally. This 'leveraged purchasing' roughly halves training costs.

Participants DBA programs

	2005	2004
DNP Vital project	970	441
Other DSM organizations	1,451	1037
Total number of participants	**2,421**	**1,478**

Leadership Development: Working with IMD
Over the past three years the DSM Business Academy (DBA) has developed leadership programs that support individual managers and executives in their transition to the next leadership level and site management teams in meeting today's business challenges. The DBA has collaborated extensively with IMD (the International Institute for Management Development in Lausanne, Switzerland; www.imd.ch) in the development and execution of these programs. The collaboration has focused on the integration of DSM Nutritional Products (the former Vitamins and Fine Chemicals division of Roche) into the DSM organization, a one-week leadership development program for senior managers, a three-module program for executives and a team-training program for site managers within the DNP organization. This collaboration enables the participants to benefit from the program design and the teaching experience and knowledge of IMD while ensuring that the topics and materials have relevance for them within the DSM context. One way in which the DSM context is brought into the programs is through the participation of senior DSM executives. A new way of bringing the context of DSM to bear on the core issues of the course has been developed on the basis of DSM-specific cases. Examples are the leadership issues involved in the development of a BSD, a case on developing the ARA business and cases that build on significant leadership events in executives' careers. Through this intensive collaboration with IMD, participants get a good mix of external and internal learning opportunities relevant to their development needs.



People Matter(s)
The major changes that DSM has implemented in the Human Resources field over the past few years are based on the strategy outlined in the internal strategy plan People Matter(s). We are on the whole satisfied with the progress made, and we have realized most of the ambitions outlined in the plan. The follow-up activities in the HR field to be undertaken in the coming period will be outlined in a new strategy plan. The new strategy will cover topics such as leadership styles and ways to increase diversity, as well as several other themes that are all essentially intended to contribute to the success of the new corporate strategy, *Vision 2010 - Building on Strengths*. In our report for 2006 we will extensively report on our strategic HR approach for the next few years, and the objectives and targets set for 2010.

Safety

Safety performance
The frequency index of all recordable incidents involving both DSM employees and contractor employees (FI rc), excluding DSM Nutritional Products, decreased from 0.88 in 2004 to 0.74 in 2005 (a 16% reduction). The frequency index of lost workday cases involving DSM employees (FI lwc), excluding DSM Nutritional Products, improved by 23% from 0.22 in 2004 to 0.17 in 2005.

At DSM Nutritional Products both indicators increased, from 1.47 to 1.49 (FI rc) and from 0.52 to 0.73 (FI lwc), mainly because of improved reporting.
As from 2005, DSM Nutritional Products has been officially consolidated in the safety performance data of DSM. The frequency indices (FI rc and FI lwc) for 2005, including DSM Nutritional Products, are 0.95 and 0.33 respectively. This will be the starting point for comparison for the next few years.

Over the past four years, DSM has reduced the frequency index of all recordable incidents on average by 17% per year. Further reduction will be increasingly difficult and will require longer lasting efforts, which will be mainly focused on behavior. In line with *Vision 2010* and the environmental target set, DSM has decided to set as a corporate target a 50% reduction for all recordable incidents involving DSM and contractor employees (FI rc) in 2010 relative to 2005.

DSM regrets having to report the death of a contractor employee due to a traffic accident in June 2005 in Belgium.

In our reporting system we pay increasing attention to potentially serious incidents, because of their learning potential. A potential fatality occurred at the DSM Composite Resins site at Schoonebeek (The Netherlands). Due to malfunctioning of a lifting device a construction part weighing 350 kg fell down from a height of two meters close to two contractor employees. They were not injured, but the incident was treated as if they were, to fully exploit the learning points.

SHE compliance project

Following a major revision of the DSM SHE requirements in 2003 and, in the same year, a very serious accident at the melamine plant in Geleen (Netherlands), DSM started a concerted and worldwide action in 2004 to identify any deviations between the requirements and actual practice in all plants. The inventory resulted in a number of actions that have been put into a program per business group, taking into account priorities, technical constraints and available resources. Among the actions to be taken were additional risk assessments, improving plant documentation, reviewing and improving the safeguarding of installations, better instructions, improving installations, etc. The execution of all these actions has been closely monitored per business group and at corporate level. At the end of 2005, five business groups had completed all their activities. The other business groups will finalize their programs in 2006, with the exception of a limited number of plants, which will finalize the program in 2007.

Meanwhile the organization and management systems that have to assure sustainable compliance have been put into place. This includes a new training matrix with courses that are compulsory for manufacturing and SHE professionals, concerning both requirements and practices and behavior related issues.

'Safety figures haven't yet gone down, but haven't gone up either'

'The main strength of Behavior Based SHE is that the focus on SHE is being shifted. It is employee-driven. It's sort of a brother's keeper attitude,' says Clint Martin, chairman of DSM Chemicals North America's BBS/PRIDE Steering Committee. 'We can absolutely recommend the BBS approach to the rest of DSM, but with the understanding that this is only one part of a holistic approach. It is not the answer to all of your safety problems. Organizational commitment, job satisfaction, bi-directional communication, and many other pieces of the puzzle must be in place before any type of BBS programs will work.'



Safe behavior

In order to further reduce the number of accidents DSM is focusing on compliance and on safe behavior. In the DSM SHE Leadership course behavioral safety is a dominant issue. All managers are obliged to follow this course once every five years. In 2005 550 managers attended this in-house course.

Another tool that was used for addressing behavioral aspects of safety is the 'Safety Culture Maturity Assessments', developed by the British Keil Centre. This assessment was applied at various sites in 2005. The actual safety culture, both on the shop floor and at management level, is measured by assigning scores for ten crucial elements. The outcome of the rating is made the subject of group discussions with all employees. Based on this assessment concrete actions are taken including dedicated safety, health and environmental programs geared to the actual situation. Both management and shop floor level personnel participate in these programs.

Accountability and control

Line management is accountable for SHE performance. At regular intervals, in most cases once every three years, Corporate audits are performed to check whether the requirements are being implemented in an effective way. During audits the applied practices are assessed and recommendations are given for improvements. Any serious non-compliance is acted upon immediately and within three months an action plan, based on the findings in the audit, is presented to the Managing Board. In 2005 a consequence management framework was developed that serves as a uniform basis for acting upon non-compliant behavior in our units all over the world.

SHE and acquisitions

For DSM Nutritional Products (acquired at the end of 2003) as well as for the recently acquired NeoResins a so-called 'zero SHE assessment' has been carried out. In this assessment the gap between the actual situation and the DSM standard with regard to SHE is determined. On the basis of this a plan is made to become compliant within three years. The actions include SHE Leadership training courses. It should be mentioned that integration is a mutual process: DSM has learned from the strong SHE points of both acquired companies as well.

SHE Award 2005

To stimulate and reward good SHE performance in DSM each year a SHE Award is granted to the best performing site in the corporation. Out of five nominees DEP Stanyl Geleen was selected as winner of the Award for 2005. DEP Stanyl Geleen has won this Award for the second time.

In addition to the SHE Award, last year DSM instituted the SHE Improvement Award. This Award recognizes sites that are rapidly improving their SHE performance. DSM Capua SpA has won the 2004 DSM SHE Improvement Award. The jury was impressed by the speed with which this site has implemented improvements in the area of health and environmental management, and especially by its efforts in the area of reputation management.

Health

Implementation of corporate policy
The policy of 'preventing all work-related disabilities or health problems' applies to all DSM activities worldwide. Effective practices should result in the prevention of occupational illness, an adequate response to complaints about working conditions and low sickness absenteeism. In addition, an active approach should stimulate employees to take good care of their own health, e.g. by not smoking, taking ample exercise and avoiding overweight. However, due to the differences in cultures, facilities, developments and legal systems, practices in this field vary for the different countries and regions.

In 2003 and 2004 based on a questionnaire DSM executed a Self Assessment of practices used for health care and health promotion worldwide. In 2005, based on the findings, the framework for practices on Occupational Health was reviewed and further elaborated. The framework includes practices for risk inventory and evaluation, health monitoring and health promotion. It acts as a basis for exchange of experiences between sites and as a reference for the regular SHE audits.

In 2005 a Risk Inventory and Prioritization Tool was developed. This is a web based software tool that can be used by all DSM sites for inventorying hazardous substances on site and assessing of exposure when handling these substances. The tool enables sites to identify gaps in their knowledge about substances they use and to set priorities. It has been successfully piloted at a number of sites and will be rolled out for wider use.

In order to increase the expertise and alignment on Occupational Health a training module has been developed and executed for European SHE officers and SHE officers of one of the business groups, DSM Resins. In addition, networks for practitioners in the field of Occupational Health and Industrial Hygiene are being developed. These activities, training and networking, will be further extended in the next few years.

Personalized nutrition and ethics

DSM is convinced that personalized nutrition can become an important tool for consumers to enable them to take informed decisions, and for society at large to reduce healthcare costs since prevention is better than cure. DSM will only be involved in accessing and providing information for which the company can offer a solution to reduce the negative impact of a specific health problem through dietary or lifestyle intervention.



Rob van Leen

Knowledge of gene variants, lifestyle and eating habits and biomarker levels (such as cholesterol levels in the blood) can all be very helpful to consumers who want to stay healthy as long as possible. In the USA, for example, the majority of consumers are interested in obtaining this information and are prepared to take preventive measures.

Personalized nutrition, especially if it is based on an individual's genetic profile, could create ethical and legal challenges if employers and insurers were to use this information to the unfair disadvantage of the individual. It is therefore extremely important that this information should be treated as confidential and it must not be communicated to others without the individual's explicit consent.

In this context it may also be an ethical dilemma to apply new technologies such as nutrigenomics to children. After all they may benefit from early dietary intervention, but they also have a right not to know or may be too young to decide for themselves.

DSM is committed to meeting the highest ethical standards and will work with relevant third parties to establish regulations and codes of practice for personalized nutrition.

Lifestyle and nutrition
Besides people's genetic profiles, their lifestyle and nutrition are important factors influencing health. Significant progress in molecular biology has brought a new dimension to nutritional research and health, making it possible to shed new light on the mechanism by which nutrients can benefit human health.

The interaction of nutrients with the genome is the domain of Nutrigenomics. This approach helps to identify both the innovative compounds which can improve human nutrition and new functions of established products which are already on the market, such as vitamins. Moreover, a person's genomic profile will also provide opportunities to tailor nutritional advice to his or her individual needs. We believe that the nutrigenomics approach will contribute to the development of new, health beneficial food ingredients – which is why this new domain has become an integral part of our research and business activities.

Exposure to diacetyl
In 2004 DSM became aware of the occurrence of a rare and serious lung condition: Bronchiolitis Obliterans. The natural butter flavoring diacetyl has emerged as a possible suspect for causing this disease, although a causal relationship could not be scientifically established.

A plant in Delft (Netherlands), which was closed in 2003 and demolished in 2004, produced the flavoring diacetyl for several decades. Therefore a team has investigated whether workers in this plant might also have developed Bronchiolitis Obliterans.

At DSM's request, the Netherlands Expertise Centre for Occupational Respiratory Disorders (Nederlands Kenniscentrum voor Arbeid en Longaandoeningen, NKAL) has carried out an investigation into the lung function of 175 (former) employees of the diacetyl plant. For three of them it was established that they had developed Bronchiolitis Obliterans. All three had been process operators in the plant for a relatively long period.

Although the causal relationship between exposure to diacetyl and the observe deffects could not be scientifically established, DSM has provided extensive support, including compensation for the three (former) employees concerned.

The results of the investigation became available mid-January 2006 and have been communicated to all the people involved in the investigation and all DSM employees at the site in Delft.



Avian Flu

In the course of 2005 bird flu deaths occurred especially in China and Turkey. It is considered a serious risk that the specific virus might develop into a human-to-human transmittable form causing a pandemic. DSM is preparing itself for a possible avian flu pandemic, taking into account all information and guidelines of the World Health Organization (WHO). In addition to the standard emergency procedures a special task force at corporate level has been established to prepare contingency plans both for health and business risks.

Occupational illness cases
In 2005, 19 occupational illness cases were reported, whereas 20 cases had been reported in 2004. As mentioned in earlier reports we are not sure that all occupational illness cases are being classified and reported correctly. For that reason in 2005 a task force started to analyze the situation and came up with a proposal for an accurate Occupational Health reporting system based on standardized definitions.

Sickness absenteeism
The total percentage of sickness absenteeism slightly increased (2.7% in 2005 and 2.6% in 2004). The value of this figure is difficult to determine, because of regional and cultural differences in the definition of sickness. If we look at trends from the last few years, we do not see any structural shifts in geographical patterns or in the rates as such.

Local activities
A wide variety of local health-related activities are taking place at the various sites. Some examples of these are mentioned below.

Computer-related health problems
In Kaiseraugst and Sisseln (Switzerland, both DSM Nutritional Products), and at the sites of DSM Composite Resins, initiatives have been taken to identify and prevent health problems that arise from intensive use of personal computers (CANS).

Smoking
A smoke free workplace for employees is a requirement for all sites. Many sites actively promote non-smoking and offer their employees support to quit smoking.

Promoting Health
In Almeria (Spain) site management stimulated participation in Weight Watchers programs. The Delft (The Netherlands) site stimulates fitness in an on-site fitness center. Many sites offer physical examination for employees. In Geleen (The Netherlands) the participation of employees in local sport activities is sponsored by DSM. Sites of DSM Anti-Infectives in Mexico, India and Egypt campaign for promotion of general hygiene.

Supplier information essential
It became known in October 2005 that staff of DSM Special Products in Rotterdam (The Netherlands) could have been exposed to ceramic fibers in the past. These fibers had been used for the cladding of a furnace – a so-called KEU unit – and are listed as carcinogenic substances. During maintenance personnel therefore need to wear personal protective equipment. The supplier of the furnace did not mention the presence of these fibers in the documentation.

DSM launched an investigation in order to determine whether exposure above the acceptable level might have occurred. It was shown that for the actual maintenance operations this had not been the case. The persons concerned as well as the Labor Inspectorate were notified of the results of the investigation. DSM will examine how information that suppliers fail to provide can be traced at the earliest possible opportunity.

Combating cardiovascular disease using biomaterials
The University of Maastricht (UM) and Maastricht University Hospital (azM) have concluded a collaboration agreement for joint research and development projects. The first of these projects, Biomaterials, focuses on new treatments for cardiovascular disease, using biomaterials. Biomaterials are materials that are introduced into the body in order to restore and support bodily functions. Applications for biomaterials include biopolymers, tissue engineering and orthopedic implants. Research is currently underway in three specific fields. The first research project focuses on the development of a new implant. The implant is "loaded" with a drug and once implanted, the drug is emitted into the muscles of the heart, enabling the heart rhythm of the patient to be controlled precisely. The implant functions in such a way as to reduce the side effects of the medicines, thereby increasing their effectiveness. The second project involves the controlled emission of a substance that stimulates the formation of new blood vessels. The aim of the study is to find out whether this will improve blood circulation to the limbs. This is of particular relevance to patients suffering from diabetes.



Web link
For more information visit www.dsm.com

Planet

As the number 1 in the chemical industry sector of the Dow Jones Sustainability World Index, for the second year in a row, DSM has a leading position. DSM wants to put significant effort into eco-efficiency and a gradual increase in the use of renewable resources as raw materials for its products. The Emerging Business Area of White Biotechnology will aim to fully exploit the potential that the use of biotechnology offers in terms of new products and cleaner and more cost-efficient industrial processes. Here, sustainability and profitability go hand in hand.

Within the framework of our new *Vision 2010 – Building on Strengths*, we have set new ambitions for sustainability:

- Retain top position rankings in SHE / sustainability
- Leader in White (Industrial) Biotechnology
- Continuous improvement of eco footprint
- New environmental targets for 2005 – 2010
- More diverse and international workforce

- 10 of the 14 environmental targets for 2006 had already been met at year-end 2005
- Improvements have been realized at several sites with regard to VOC emissions to air and COD emissions to water
- Emissions and use of energy for DSM as a whole increased in 2005 due to consolidation of the major acquisitions DNP and DNCC
- New environmental targets for 2005 -2010

See page 48 for reporting policy.

Global warming potential
(in millon tonnes CO_2 equivalents)

- ☐ CO_2 from energy and proces
- ☐ N_2O
- ☐ Others



2001
2002
2003
2004
2005
0
5
10

Due to major portfolio changes the total amounts per year cannot be compared, without further explanation.

Emissions to air
NOx (kton/year)

- ☐ DSM excl. DNCC and DNP
- ☐ DNP and DNCC



2001
2002
2003
2004
2005
0
5

Emissions to air
Volatile organic compounds (kton/year)

- ☐ DSM excl. DNCC and DNP
- ☐ DNP and DNCC



2001
2002
2003
2004
2005
0
5
10

Emissions to air
SO_2 (kton/year)

- ☐ DSM excl. DNCC and DNP
- ☐ DNP and DNCC



2001
2002
2003
2004
2005
0
1
2
3

Emissions to water
COD (kton/year)

- ☐ DSM excl. DNCC and DNP
- ☐ DNP and DNCC



2001
2002
2003
2004
2005
0
10
20
30
40
50

Landfilling of solid waste
(kton/year)

- ☐ DSM excl. DNCC and DNP
- ☐ DNP and DNCC



2001
2002
2003
2004
2005
0
10
20
30
40
50
60

Number of environmental complaints

- ☐ DSM excl. DNCC and DNP
- ☐ DNP and DNCC



2001
2002
2003
2004
2005
0
500
1000
1500

Unless otherwise stated, the Planet section of this report applies to all sites where DSM has had a majority interest or managerial control for at least one complete calender year.

The figures for DSM Nutritional Products (sites taken over in September 2003 from the former Roche Vitamins & Fine Chemicals division, DNP) and DSM Nanjing Chemical Company (acquired in 2002, DNCC) have been included in the totals for the first time this year. However, these units are not included in the evaluation of the environmental targets, since both companies did not form part of DSM in the base year 2000.

Evaluation of environmental targets for 2006

In 2001 DSM set environmental targets for 2006. The status in 2005 relative to these targets is summarized in the table below.

It can be concluded that at the end of 2005, ten targets had been met (marked blue in the table), whereas four targets were not yet achieved (marked red in the table). The reasons for this will be further elucidated below. All in all, we are convinced that our efforts towards the realization of the environmental targets have been successful.

Emissions to air
The target for SO_2 was not achieved in 2005, although it had been achieved in 2004. The high emission level in 2005 was due to a shortage of low-sulfur fuels on two sites, Toansa (DSM Anti-Infectives) and Augusta (DSM Fibre Intermediates). The shortage in Augusta was the result of Hurricane Katrina. SO_2 emission at the DSM Fine Chemicals site at Iquique (Chile), which was sold at the beginning of 2006, proved to be much higher than had been reported in previous years. On the basis of this new understanding, we also corrected the figures for the reference year 2000.

The emissions to air of Volatile Organic Compounds (VOC) and Priority Substances (PS) are closely related, since most Priority Substances are Volatile Organic Compounds. The targets for these substances were not met.

Realization of a project that had been planned earlier at the site of DSM Anti-Infectives in Mexico (a 50/50 joint venture) would most probably have resulted in achieving the targets for VOC and PS as well. However, this project was postponed because of a strategic re-orientation of this site.
The targets for NO_x and N_2O were already met in previous years.

Emissions to water
The reduction targets for COD and for nitrogen (N) were achieved. The waste water treatment facility at DSM Food Specialties in Seclin (France), which had been announced in 2004, was built in 2005. This facility will start to be effective in 2006, which will result in further reductions.

The reduction target for phosphorus (P) emissions to water was not met. When the targets for 2006 were set, it was assumed that the waste water treatment plants that were to be built would also result in reduction of the discharge of phosphorus. This proved not to be the case. There is no specific phosphorus removal step in most of the waste water treatment plants.

The reduction targets for Organic Halogen Compounds (AOX) and Priority Substances (PS) were already met before 2005, resulting in the almost complete elimination of the discharge of these components.

Other reduction targets
The target for the reduction of the consumption of groundwater and mains water was realized. The main contributon to the reduction was in Delft (The Netherlands), where much less groundwater was pumped up, mainly due to the closing of one of the plants of DSM Anti-Infectives, viz. 6 APA.

The target for energy consumption (outside the Netherlands) was already amply achieved in previous years.

The target for landfilling of non hazardous waste was achieved, in spite of (temporary) increases in the landfilling of non-hazardous waste at one site.
At the site of DSM Anti-Infectives in Mexico (Ramos Arizpe), mycelium had to be landfilled, because the company that used this material as animal feed quitted the business. The site is searching for alternatives.

With the exception of asbestos containing materials, no hazardous waste was landfilled, which means that this target was achieved as well.

Targets for 2006* and status in 2005

	Target 2006	Status in 2005
Reduction of emissions to air		
Sulfur dioxide (SO_2):	30%	10%
Nitrogen oxide (NO_x):	10%	40%
Dinitrogen oxide (N_2O):	10%	30%
Volatile Organic Compounds (VOCs):	50%	40%
Priority Substances (PS):	60%	35%
Reduction of emissions to water		
Chemical Oxygen Demand (COD):	50%	70%
Nitrogen (N):	40%	50%
Phosphorus (P):	25%	5%
Organic halogen compounds (AOX):	90%	95%
Priority substances (PS):	90%	100%
Reduction of		
Groundwater and mains water consumption:	10%	35%
Energy consumption outside the Netherlands:	5%	25%
Landfilling of non-hazardous waste**:	20%	20%
Landfilling of hazardous waste***:	100%	100%

* Assuming the same production volumes and product types as in the reference year 2000.
** Excluding sludge from waste water treatment.
*** Excluding waste that cannot be disposed of in any other way than by landfilling (e.g. asbestos).

Environmental targets for 2010

In order to get into line with *Vision 2010*, it was decided to complete the current target period at the end of 2005 and to take that same year as the baseline for the new target period that will run till 2010. In this way, the major changes in the portfolio can also be taken into account.

DSM earlier announced its ambition to rank among the top 25% of companies engaged in similar activities. To that end benchmarking studies were carried out in 2004 and 2005 by nearly all business groups and for DSM as a whole, comparing our environmental performance with that of similar companies or the state of the art in the relevant business. In the Triple P Report 2004 some examples of these studies were given.

In 2005 it was concluded that, due to the wide variety of environmental impacts and local conditions, this approach is not feasible for long-term environmental target setting at corporate level. The environmental burden of a business group's activities greatly depends on the type of products (product portfolio), while local conditions have to be taken into account to evaluate the impact of emissions. Different emissions simply cannot be added together in an objective and meaningful way. Moreover, many DSM processes are unique, which makes straightforward comparison with similar situations practically impossible.

In setting the environmental targets for 2010 we therefore took compliance with current and emerging standards as applied in the USA and the EU as a starting point. These standards are considered to be well underpinned and acceptable to relevant stakeholders.

In practice, this means that DSM will ensure that all its facilities, wherever they are located in the world, comply with the same standards as apply in the EU or USA. For new facilities and major modifications this already was a requirement. For existing facilities we strive for compliance with these standards within a period of five years.

Targets for 2010 have been derived from an evaluation of our environmental performance based on the above-mentioned policy. In addition DSM has set three targets for issues for which no EU or USA standards apply, but which are considered relevant for DSM's environmental impact, viz. energy efficiency, generation of waste and landfilling of hazardous waste.

What is waste?

The definition of what constitutes waste is not always a simple one. At the site of DSM Nutritional Products in Tienen, Belgium, a relatively large quantity of "grey gypsum" is generated as a result of the production of citric acid. The gypsum is contaminated with various organic substances that are used during the process. The grey gypsum is heated to a high temperature by a specialist company at the site. The organic substances are completely removed, producing a very clean (white) gypsum. This material has a variety of useful applications, including in the construction industry.



Belgian law regards the 'grey gypsum' as a waste product. DSM follows this classification, but would like to consider the gypsum, after treatment, as a valuable by-product.

The table below summarizes DSM's reduction targets for 2010 relative to 2005:

Emissions to air	
Fine dust:	75%
SO_2:	75%
NO_x:	20%
N_2O:	40%
VOC:	50%
Emissions to water	
COD:	15%
Energy consumption and waste	
Energy consumption:	5%
Non-hazardous waste:	5%
Landfilling hazardous waste:	100%

To measure progress compared to 2005, annual emissions and energy consumption figures will be adjusted for changes in production volumes. As in the previous target period, acquisitions and divestments will be excluded from the evaluation. Acquisitions will be presented separately.

For the following reasons we have abandoned setting global targets for Priority Substances (PS), Organic Halogen Compounds (AOX), Nitrogen (N), Phosphorus (P) and use of groundwater:

- emissions of PS greatly overlap with VOC (air) and COD (water).
- the emissions of AOX to water were virtually eliminated in the previous target period.
- the relevance of the discharge of nitrogen (N) and phosphorus (P) to water greatly depends on the local situation. We have therefore decided to focus on COD reduction as the primary indicator of improvements in waste water treatment.
- use of water is an important global issue that is at the same time very site-specific. For some areas, the availability of fresh water is an issue, whereas in others fresh water may be abundant. DSM will therefore ask each site to evaluate the local situation and to act upon the outcome in an appropriate way.



Environmental performance

Below a summary is given of the main results of our efforts to further reduce emissions and the use of energy. The figures relate to DSM as a whole, excluding NeoResins, which was acquired in February 2005. DSM Bakery Ingredients and DSM Copolymer in Baton Rouge, USA (SBR rubber) were sold in 2005 and are therefore no longer included in the 2005 figures. The figures of DSM Nutritional Products (DNP) and DSM Nanjing Chemical Company (DNCC) were consolidated for the first time in 2005.

These changes in the portfolio make it difficult to draw conclusions from a comparison of the environmental performance of 2005 with 2004.
In the following section we use the term 'continued business' to denote the part of DSM, excluding the acquisitions DNP and DNCC. However, it should be considered that in this 'continued business' also changes have occurred from 2004 to 2005, of which the deconsolidation of DSM Bakery Ingredients and Copolymer and the closure of plants in Addis (USA) and Delft (The Neteherlands) are the most significant.

Detailed information about individual sites is available on our website www.sustainability.dsm.com. The final figures may differ slightly from the information given here, which, in some cases, is based on estimates.

Joint ventures and SHE improvements
In joint ventures investments to improve performance with regard to safety, health and the environment (SHE) need to be approved by a Board in which both parties are represented. If these actions are not driven by the local legislation but solely follow from DSM's Policy and SHE requirements, this leads sometimes to discussions about the financial consequences. In these cases we try to convince our partners of the usefulness of the required investments. However, we now and then have to accept that improvements are implemented at a slower pace and specific targets are achieved later than envisaged.



[illegible]

Use of energy and emission of CO_2
In 2005 DSM companies worldwide used a total of 77 petajoules (PJ) in the form of primary energy for electricity and heat. DNP and DNCC together contributed 20 PJ, so the part of DSM without DNCC and DNP used a total of 57 PJ. This is considerably lower than the figure of 66 PJ in 2004. The reduction is mainly due to the deconsolidation of DBI and Copolymer (together 4 PJ) and changes in production, e.g. in Addis (USA), Delft (The Netherlands) and Rotterdam (The Netherlands).

Total energy consumption equalled 1.7 million tons of oil equivalent, or the energy consumption of roughly one million West European households.

Broken down by energy carrier the total consumption is made up of 2.1 million MWh of electricity, 1.3 billion m^3 of natural gas and other gases, 120 kilotons of liquid fuels (including fuel oil), 250 kilotons of coal and 1.65 million tons of steam supplied by third parties. Coal consumption increased most significantly relative to 2004 from 40 ktons to 250 ktons. This was mainly attributable to DNCC and the two Chinese sites of DNP.

Since it is directly related to the use of energy, the emission of CO_2 decreased for the continuing business but as a consequence of the consolidation of DNP and DNCC (together 1.3 million tons) increased for the total of DSM from 5.0 million tons in 2004 to 5.9 million tons in 2005. In all figures for CO_2, emissions for purchased electricity and steam are included based on average conversion efficiencies of 40% and 90%, respectively.



Environmental Action Plan Hoek van Holland (The Netherlands)
DSM Resins BV site Hoek van Holland, was awarded for the best Dutch BMP (Site Environmental Action Plan). The jury acknowledged DSM's efforts on both the own production site, as well as their care for Product Stewardship.

Emissions to air
From 2004 to 2005, NO_x emission for the continued businesses decreased slightly. Due to the deconsolidation of DSM Bakery Ingredients and Copolymer and the consolidation of DNP and DNCC (together approx. 2.4 ktons), DSM's total emissions increased from 3.3 ktons in 2004 to 5.1 ktons in 2005.

VOC emissions for the continued business decreased from 9.2 ktons in 2004 to 7.9 ktons in 2005. Due to the changes in the portfolio, total emissions in 2005 amounted to 8.9 ktons of which DNCC and DNP contributed approx. 1.1 kton. A significant reduction of 0.5 kton was realized at the DSM Anti-Infectives site in India (Toansa).

SO_2 emissions increased from 0.8 kton for the continued businesses to 1.4 kton and for the total of DSM to 3.3 kton. DNP and DNCC contributed 1.9 kton to the total. Higher emissions in 2005 were due to shortages of low sulfur fuels at the DSM Anti-Infectives site in Toansa (India) and the DSM Fine Chemicals site in Augusta (USA) (because of Hurricane Katrina). Improvement of measurements at the DSM Fine Chemicals site in Iquique (Chili), which was sold in the beginning of 2006, resulted in a higher SO_2 emission. The figures for the previous years have been corrected for this effect.

CO_2 emissions are discussed separately in the section on use of energy and emission of CO_2.

Emissions to water
The discharge of Chemical Oxygen Demand to surface water decreased strongly for the continued businesses, from 32.8 ktons to 24.5 ktons. This reduction is the result of the deconsolidation of DSM Bakery Ingredients (total 18.4 ktons) and the consolidation of DNP and DNCC (total 10.1 ktons)

Further reductions will be realized by the waste water treatment plant at the DSM Food Specialties site in Seclin (France) that was built in 2005 and will be operational from of 2006 onwards. The planned waste water treatment plant of the joint venture of DSM Anti-Infectives in Zhangjiakou (China) could not be realized yet.

Solid waste
In 2005 no hazardous waste was landfilled by companies that were already part of DSM in 2000, except asbestos-containing material (approx. 250 ktons), for which there is no feasible alternative.

Certain sites of DNP landfilled a total of approx. 90 ktons of hazardous waste in 2005. In line with the SHE Requirements and the target for 2010, alternatives will be developed in order to discontinue this practice within the next few years.

The change in the volume of non-hazardous waste (excluding soil and construction and demolition waste) that was landfilled from 23 ktons in 2004 to 66 ktons in 2005 is mainly due to the portfolio changes.

DSM sees it as a challenge to reduce this amount in the next few years, either via process changes or via valorization of waste into valuable by-products (see also "What to do with our waste").

Use of Water
Our total consumption of groundwater and mains water decreased from 57 million m^3 in 2004, excluding DNP and DNCC to 53 million m^3 in 2005, including DNP and DNCC.
The increase due to the portfolio changes was compensated by a reduction of 9.4 million m^3 of groundwater use in Delft, due to closure of the 6 APA plant. At our DSM food Specialties-site in Capua (Italy), a new cooling unit was built, which resulted in a reduction of the use of groundwater in 2005 and will result in further reductions in 2006.

Environmental complaints
DSM sites received a total of 122 environmental complaints in 2005 worldwide, of which 31 occurred at sites of DNP and DNCC. In 2004 we received 102 complaints (excl. DNP and DNCC). The complaints in 2005 were fairly spread over several sites, with most complaints coming from Delft (33), Geleen (26) and Seclin (13).

Environmental incidents
Since 2[illegible] DSM sites have reported (potential) incidents according to a uniform classification in order to raise awareness and prevent recurrence. The total number of reported incidents in 2005 was 648, of which 147 came from DNP and DNCC. Three incidents were classified as serious. The numbers for 2004 were 522 and 4, respectively (excl. DNP and DNCC).

Non-compliances and fines
In 2005 the sites reported 179 cases of non-compliance with safety, health and environmental (SHE) permits or DSM SHE requirements, of which 85 came from DNCC and DNP. The total number in 2004 was 112 (excl. DNP and DNCC). Most of these reported non-compliances were temporary exceedances of permit conditions (e.g. of certain concentrations in the waste water or emissions to air). The rest related to internal regulations (e.g. certain studies prescribed in the DSM SHE requirements that were not finished in time).

The total amount paid in fines, compensation and avoidance of prosecution amounted to roughly € 23,000.

Care for our products

Product Stewardship: review targets met
Product Stewardship is aimed at improving all SHE aspects of a product during its entire life cycle and is considered an essential element of sustainable entrepreneurship. In 1998 DSM developed and introduced tools for systematic Product Stewardship Reviews. All DSM business groups are obliged to conduct such reviews regularly. At the end of 2005 all business groups, except DSM Nutritional Products (DNP) and DSM NeoResins, reported that they had completed PSRs for all product groups. Both DNP and DSM Neoresins were acquired fairly recently and will complete their product stewardship reviews by 2007 and 2008, respectively.

As part of the review process, multi-disciplinary teams address relevant SHE related risks in all stages of the value chain. Depending on the products and applications this has led to concrete actions in areas such as: waste prevention, emissions, replacement of hazardous substances, containment, unloading and cleaning of tank cars, emergency response procedures, customer support in safe handling of chemical products, the ecological impact of packaging and logistics, green product and process developments.

It is worthwhile mentioning that in several types of business (e.g. nutrition, pharma), control systems such as current Good Manufacturing Practice (cGMP) and Hazard Assessment Critical Control Points (HACCP) form an important part of the Product Stewardship objectives.

Biomonitoring:
knowledge of the presence of substances
Biomonitoring is based on the determination of synthetic substances or their effects in living organisms. Since methods of analysis have improved the possibilities detecting more substances at lower concentrations have increased. To enable proper risk management a substance's potential to do harm must be determined before people come into contact with it. Biomonitoring is an important tool in checking the effectiveness and assumptions of chemicals policies.

WorldWise:
internal standardization of external diversity
In 2000 DSM started to integrating and improving all databases for SHE information of products and raw materials. The intention was to gather, manage and distribute this information more efficiently. Product Stewardship as well as regulatory developments require a solid and efficient data storage system.
At the end of 2005 data for 2,400 products and over 6,000 raw materials had been input into a single database, WorldWise. In 2005 this database was connected to the Internet, Intranet and standardized order handling systems of business groups. From 2006 onwards, Safety Data Sheets (SDS) will for most products be automatically sent to customers. When new SHE information about a product becomes available, customers will automatically receive notice. The introduction of the central database appeared to be a complex project.

This is to a large extent due to the immense diversity of laws and regulations worldwide, which means that specific information must be provided and printed for each country. As a result the database ultimately will contain between 50,000, and 100,000 documents that have to be kept up-to-date with the relevant legislation and technical information. We are strongly in favor of international standardization in order to reduce complexity and increased focus on content and effective communication in the product chain.

WorldWise will serve as a basis for DSM's compliance to worldwide chemicals legislation. In 2006 we will prepare ourselves for implementation of REACH. This new European legislation (see box on page 40) will generate numerous new data and will require a detailed assessment of products and raw materials that are relevant to us, our suppliers and our customers.

What to do with our waste
Waste handling is a relevant issue for all sites of DSM. In 2004 DSM has set up a global Competence Center for Waste Management, as a successor to the European Waste Platform, which was created in the 1990's. The foremost task of the Competence Center Waste Management is to advise business groups on how to handle waste in the most effective manner, aiming at viable re-use. The Centre also gives advice on waste water treatment facilities. In 2005, around 50 DSM experts met for a two-day workshop to discuss requirements and new initiatives for the future.



Depending on the type of production process, large quantities of raw materials may be needed to produce an end product. For example, AIDS inhibitors, anti-depressant drugs and cholesterol-reducing agents are produced in a process of 10 – 15 stages. On average, these processes generate around 25 kg of waste (or co-products) per kilogram of end product. Although the costs of waste processing generally account for less than 5% of total production costs, DSM pays careful attention to waste processing. In the past period, considerable savings have been achieved.

Nevertheless, activities aimed at reducing the amount of waste or transforming waste into valuable co-products are increasing. Materials that used to be treated as waste are now being used as fuels or in other useful applications. For example, yeast cell walls are being used to coat fertilizer or to eliminate the possible taste of cork in wine (see box on page 41). These co-products are sold exclusively to recognized companies which are bound to submit a declaration informing where it will be used. In addition, the authorities conduct regular inspections

Jan Zuidam : 'leave behind a clean world'

DSM deputy Chairman Jan Zuidam opened an international DSM workshop on waste, water purification and the development of new coproduct-based activities at the beginning of November. He emphasized the responsibilities that go with DSM's number one position in the chemical industry in the Dow Jones Sustainability Index. He outlined the importance of sustainability in the new group strategy Vision 2010, and also cited various examples of how people, the environment and the economy can benefit from a carefully considered approach. In addition to material considerations, Zuidam betrayed a personal passion: 'We have a responsibility to leave behind a clean world. What we decide and do may impact on the generations coming after us. This is what truly matters and gives concrete substance when we say that DSM is a good corporate citizen.'



Jan Zuidam



Product Stewardship planning at DSM Nutritional Products

Michael Matthes SHE Manager DNP tells us that DNP has to comply with the SHE requirements of DSM by the end of 2007. A core working team was formed in 2005 involving stakeholders on a high level of responsibility for all relevant steps within the lifecycle of products of DSM Nutritional Products. The first discussions with major stakeholders took place in 2005. All parts of DSM Nutritional Products have been involved right from the start.

The product stewardship program will be developed and implemented in three phases. Within the first phase, a general work process as well as the scope for further detailed investigations on SHE related risks will be developed. The second phase will go deeper into details of product related risks and issues in different phases of the life cycle. Based on the identified SHE issues for our products in the second phase, details of the DSM Nutritional Products product stewardship program will be defined and an action plan will be setup. Implementation will then be achieved during the third phase, all finalized by the end of 2007.

Environmental issues and developments

REACH: major revision of substance legislation in Europe

REACH stands for Registration, Evaluation, Authorization of Chemicals. This new legislation is expected to come into force in the EU in 2007. From that date onward till 2018 around 30,000 substances have to be screened by industry for possibly dangerous properties. Based on the results, the authorities will assess whether to adopt additional measures for certain substances.

In 2005, the REACH proposal was intensively discussed between stakeholders. In the European Parliament several thousands of amendments were tabled and assessed. DSM was actively involved and provided input and support aimed at achieving workable and effective legislation. DSM also took part in pilot testing of REACH, the so called SPORT project, which was set up to identify problems and propose practical solutions. It was concluded that further improvements would be needed in the implementation phase; the risk assessment of substances is still too complex and is proceeding too slowly. Companies should be responsible and trusted for the completeness of toxicological research and risk assessment, as is the practice in the United States.

For the full report, and further information about SPORT, please visit www.sport-project.info.

Responsible Care Global Charter: next step in an improvement process

In 1991, DSM was one of the first companies in Europe to sign the Responsible Care Program. This program was developed in Canada and the USA to counter the chemical industry's negative image. The main goal is to improve performance and be transparent. From 1993 onwards, DSM produced a Responsible Care Progress Report, which became part of the Triple P report in 2002. At least equally important is the progress DSM made in the field of SHE performance and the ongoing improvement of its SHE management systems.

In 2005, under the umbrella of ICCA (International Council of Chemical Associations) the Responsible Care program was further developed and intensified under the name of 'Responsible Care Global Charter'. Product Stewardship, Global Product Strategy and Security were given a higher profile. Some other elements have become more binding, for example documentation and verification. DSM signed the new Responsible Care Global Charter in 2005. Both for the USA and for Europe a comparison has been made between the new charter and our requirements and practices. Based on the outcome, some adaptations will be effected in the coming years as part of our own continuous improvement cycle.

CO_2 emission trading implemented but not really effective

CO_2 emission trading based on 'cap&trade' started in Europe in January 2005. A fixed amount of emission allowances were allocated to DSM based on emissions in historic reference years. Due to early efficiency improvement actions DSM's emissions in 2005 were lower than the allocated quantity so that in 2005 a slight surplus of emission allowances could be sold. However, most sites the 'cap & trade' system does not reward investments in further reductions of emissions since the allocation of allowances for future periods is fully uncertain and, as in the present system, may be based on the reduced emissions. In that sense the system is considered not effective in promoting higher efficiency.

Discussing the workability of REACH

DSM Board Chairman Peter Elverding and Stefan Scheuer, policy director of the European Environmental Bureau, presented their views on REACH during the 2005 Annual Meeting of the Association of the Netherlands Chemical Industry (VNCI). They were not always in agreement.

Mr Elverding said that the European chemical industry endorsed the REACH objectives, but that REACH was not yet ready for implementation. He advocated a simple pre-registration procedure. 'In this way, within eighteen months we will get a list of all substances that need to be registered.' He also recommended risk-based prioritization. 'We should first of all look at the substances we are most concerned about and definitely not just focus on the quantities consumed.' Mr Scheuer was of a different opinion. 'The current clear tonnage and hazard-based prioritization should not be replaced with an ambiguous concept. 30,000 old chemicals for which no proper safety information is available have to be brought into the system rapidly in a clear and transparent way. Chemical producers should accept their responsibility to provide the data.' Mr Elverding pointed out that the effort and cost of testing and registration will be a major burden to smaller chemical companies in particular. These costs might also have a negative impact on investments in research and development. 'Smaller companies may well be forced to cut back on investments in innovation.



That is not in line with the Lisbon strategy for Europe.' On the other hand, Elverding added, the industry partly has itself to blame. 'There is perhaps an element of truth in the claim that REACH has come into existence because the results of voluntary programs such as Responsible Care have not been sufficiently visible.' Mr Scheuer argued: 'Industry has tried hard to show negative impacts, but failed to substantiate its claims. We need to look at common benefits, including innovation and new markets for safer chemicals as well as reduced liability risk. What has become clear is that communication is key to success – within the supply chain and with the authorities.'

Progress at DSM Nanjing Chemical Company

In our 2004 Triple P Report we announced that a major revamp at DSM Nanjing Chemical Company (DNCC) in China would be carried out in 2005, including improvement on a number of environmental parameters. DNCC, a joint venture company in which DSM had a 60% stake since 2002, executed various investments and actions during the year under review to realize drastic reductions in emissions and discharges. The effects of the measures will be reflected in the results of 2006.

Through considerable process improvements, the need to produce the byproduct sodium sulfate has been eliminated, which will result in a major reduction in the discharge of COD to water. Furthermore, a market was developed for a solution of sodium salts of organic acids, also a waste stream. The sodium and remaining value in this stream are used in the processes of new customers such as paper mills. As a result, DNCC has reduced the waste stream to be treated – by incineration – by 50%. Moreover, a host of measures have been carried out, such as upgrading the waste water treatment unit, reducing fly ash emissions by close to 100%, and in addition a reduction in VOC emissions by collecting fugitive gases and burning them in boilers.

One final and important milestone for DNCC: For the second year in succession not a single lost-workday case has occurred in DNCC. The normal operations as well as the revamp project contributed to this achievement, resulting in a total figure of 3 million working hours without a lost-workday case.

Investigation by FIOD-ECD

As a producer of a large number of chemicals, DSM shares responsibility for ensuring that these substances are not abused. For example, DSM uses acetone and toluene on a large scale. These substances may be used illegally as ingredients of synthetic drugs such as Ecstasy.

International legislation and regulations exist to control the incorrect or improper use of chemicals. Two examples are the United Nations Chemical Weapons Treaty, ratified by 175 countries, and the Drug Precursor legislation applicable in the European Union and elsewhere. In the Netherlands FIOD-ECD (the Tax Intelligence and Investigations Department – Economic Investigation Service) ensures that goods are manufactured, imported and exported in accordance with these laws.

In 2004 and 2005, FIOD-ECD investigated whether the policy and practice of DSM's business entities in the Netherlands complied with this legislation. It was found in a small number of cases that employees buying and selling substances could have acted more carefully, in order to fully comply with all regulations. FIOD-ECD's recommendations have been acted upon immediately.

DSM now requires its Corporate Operational Audit Department to share the task of monitoring compliance with this specific legislation. In 2005 DSM co-operated with FIOD-ECD inspectors in an internal awareness campaign organized in various DSM business units in the Netherlands. The campaign went well, and heightened employee awareness on this subject.

As FIOD-ECD inspector Maarten Veltman reported, 'In our investigation, we came across a number of unmistakable points for improvement. Of course, our main task is law enforcement, and DSM took immediate action on the points we found. But we also check a company's integrity from a broader perspective. Does DSM practice what it preaches with its values? A manual is one thing, but does it actually 'sink in' with each individual? I also note that investments which will initially contribute more to Planet than to Profit are not being avoided. Laws determine what is permitted and what is not, but we also look at whether companies show the will, the conviction and the dedication to act with integrity. When they do, common ground emerges for the proper regulation of business. I found plenty of that willingness at DSM.'

Yeast cell walls and cork

Yeast cell walls are not only used to eliminate the possible taste of cork in wine. They also have an application in a quite different area: as a coating around grains of artificial fertilizer. This coating is necessary because artificial fertilizer is often stored in large heaps. The grains sticks together and can no longer be handled readily. To counter this agglutination, a mineral oil product is often applied. The yeast cell walls can replace a large part of the oil, which prevents oil being released into the soil through fertilization. Another advantage is the replacement of a scarce, non-renewable raw material – oil – by a biological, renewable material.

In 2005 the benefits from selling a surplus of allowances are more than compensated by higher electricity prices in Europe as a direct consequence of 'windfall profits'. This effect is due to the fact that the cap & trade system enables electricity producers not to sell electricity but to sell their emission rights instead. This effect was seriously underestimated when emissions trading was introduced in Europe. DSM continues to support a fundamentally different approach to CO_2 trading based on product standards, applied on EU-scale and ultimately worldwide.

NO_x trading:
innovation in environmental policy

In 2005 in the Netherlands an emissions trading system for NO_x, an acidifying substance from electric power stations and certain processing facilities was implemented. The Dutch Government developed the method in co-operation with directly involved companies including DSM. Emission allowances are granted on the basis of technically feasible standards per product unit. The standards are set to achieve the national emission ceiling in 2010. Allowances rights are tradable: companies that pollute less than the standard may sell allowances, while companies that pollute more must buy. At present DSM has a small surplus of allowances. Because the standards are tightened annually some additional reduction measures may become cost-effective around 2010. DSM has recommended adoption of this innovative trading system for CO_2 as well.

Vision 2010 is all about creating value. One of the main drivers of value creation and profitable growth is innovation. Innovation is key to our *Vision 2010* strategy. It is key to continuing our success in a world of change characterized by global societal trends such as individualization, global networking, aging and population growth, and increased awareness of health, safety and environmental issues. At the same time, science and technology are developing at a tremendous speed, creating the technological base required for meeting the new consumer needs for 'specialties'.

This convergence of new societal needs and new technological possibilities forms the stage on which DSM will build further on its existing strengths and develop new capabilities, products and processes.

We will use our innovative capacity and our networks and partnerships to make a contribution to the process of sustainable development.

Successful innovation is the result of a dynamic, integrated process that is market-driven and collaborative and is backed by efficient resource management and inspiring leadership.

- In 2005 we achieved most of the objectives of our *Vision 2005: Focus and Value* strategy program
- In 2005 DSM posted a record operating profit of € 808 million (excluding exceptional items); a dividend increase has been proposed
- *Vision 2010 - Building on Strengths* is a new, ambitious strategy for the next five years. The first steps have already been made

See page 48 for reporting policy.

Net sales
(x € million)


2004
2005
0
2,500
5,000
7,500
10,000

Operating profit excluding exceptional items
(x € million)


2004
2005
0
250
500
750
1000

Net sales by region


9.7% The Netherlands 10.7%
55.8% Rest of Europe 40.7%
18.3% North America 20.8%
10.8% Asia-Pacific 19.2%
5.4% Rest of the world 8.6%
2001
2005

Net sales by end-use market


10% Human & animal nutrition 29%
13% Pharma 10%
9% Construction 15%
15% Automotive/transport 6%
7% Textiles 9%
7% Agriculture 7%
9% Electrics & electronics 4%
2% Metal working and machine building 2%
28% Other 18%
2001
2005

Total wage costs by region
(x € million)


Rest of the world
Asia-Pacific
North America
Rest of Europe
Netherlands
2004
2005
0
250
500
750

Employee benefits costs
(x € million)


Wages and salaries
Pension charges
Other charges
2004
2005
0
250
500
750
1000

Cost of goods and services purchased
(in % of net sales)


Work subcontracted and other external costs
Raw materials and consumables
2004
2005
0
25
50
75
100



Vision 2010 - Building on Strengths

The main ambition of our new *Vision 2010* strategy is accelerated growth of DSM's specialty portfolio, for which the foundation was built during *Vision 2005.* In the coming years DSM wants to further enhance the quality of its business, organization and performance.

The new strategy will be accomplished using three main levers:

- ***Market-driven Growth and Innovation:***
  Sales growth based on existing leadership positions, accelerated by innovation in targeted markets and 'innovation hot spots' and reinforced by selective acquisitions.

- ***Increased Presence in Emerging Economies:***
  Continuing the trend in improving DSM's globally balanced presence, accelerating the internationalization of DSM's asset base and workforce.

- ***Operational Excellence:***
  Building on DSM's strong Operational Excellence capabilities to sustain and enhance the cost competitiveness of DSM's businesses.

These three levers will result in strong value creation by accelerating growth in those parts of the portfolio that contribute best to the *Vision 2010* objectives, while safeguarding competitiveness across the portfolio, and improving performance of particular business segments that are currently not yet performing in accordance with our standards.

Financial targets
DSM has set itself challenging financial goals in the framework of *Vision 2010*:

- DSM has the ambition to realize an underlying sales growth of 3-5% annually in the coming years, with the annual growth approaching the top end of the bracket towards the end of the period in scope.

- DSM targets a CFROI (Cash-Flow Return on Investment) in the *Vision 2010* period of more than 50 base points (0.5%) over its annual weighted average cost of capital (WACC).

- Specific margin targets will apply for the various clusters. The new clustering of businesses will allow for more tailored EBITDA/sales margin objectives per cluster:
  - Nutrition: > 18%
  - Pharma: > 18%
  - Performance Materials: ≥16%
  - Industrial Chemicals: ≥14%
    (on average over the cycle)

- DSM wants to retain its Single A credit rating

Overall, this should lead to a Total Shareholder Return that will exceed the average Total Shareholder Return of DSM's peer group.

Citigroup's analysts comment on *Vision 2010 - Building on Strengths*
"After a chequered past, the chemicals industry appears to be coming to terms with the challenge of sustainable development and the sector's responsibilities. Nevertheless, a clear distinction still remains between those companies that have focused simply on cleaning up their production processes and those that are deploying their R&D capabilities to improve and develop products for a sustainable future. While specialist 'socially responsible' investors will remain interested in clean production processes, all investors will be interested in companies that can grow profits through developing products that are compatible with sustainable development. In this respect, it is encouraging to see how broader societal trends such as environment, health and safety are factored into the innovation plans under DSM's *Vision 2010* and we will look forward to seeing how the company delivers against these objectives."

Mark Heslop, Chemicals Team
Mike Tyrrell, Socially Responsible Investment Team
Citigroup Investment Research

Capital structure and allocation of cash

DSM will adhere to the following order of priorities with regard to the allocation of cash in the framework of *Vision 2010*:

1 Allocate sufficient cash to fuel sales growth of DSM via investments in expansion of the current asset base, including smaller acquisitions and new business development, while safeguarding our dividend policy of paying a stable and preferably rising dividend. DSM will propose at the Annual General Meeting of 2006 to raise the dividend to € 1 per ordinary share, an increase of almost 15% compared with the current dividend level.

2 When enabled by cash from operations and a further leveraging of the balance sheet, within the boundaries as described before, DSM will devote cash in a selective way to complement organic growth with targeted larger acquisitions. Focal areas in this respect are the Nutrition and Performance Materials clusters.

3 On an incidental basis DSM will evaluate the merits of share buy-backs in the light of its cash position and the requirements of the priorities mentioned above. A first evaluation of the opportunities and scope of a share buy-back program will take place in the second half of 2006.

Outperformance in terms of Total Shareholder Return will remain a criterion for the granting of management options, as an incentive for all management levels to strive for shareholder value.

Doing business with the base of the pyramid
A new, emerging concept in the sustainability-approach of international companies is that of the so-called 'base of the pyramid' strategies (BoP): the development and implementation of new, innovative business models in developing countries with the objective to profitably meet the needs of the 4 billion people living at less than one USD per day.

In 2005, DSM started orientating itself into this new strategy. In April, 20 (mainly young) managers of DSM participated in a workshop with the well-known expert on this subject, Professor Stuart L. Hart. The workshop was organized by Triple Value Consulting and besides DSM also companies like ABN-AMRO and Heineken participated. The workshop created awareness amongst the young managers and they took the initiative to organize a congress for their young colleagues at DSM to come up with BoP initiatives. This congress will take place on 10 and 11 March 2006 and the aim is to select at least one initiative that will be executed. In our report on 2006 we will update you with the progress made.

Sustainable development and value creation

In the long term sustainable entrepreneurship increases the value that DSM creates for its stakeholders since innovative chemical products that perform better in terms of sustainability are expected to be more successful in the market than alternative products. Sustainability-driven innovation can also help us to reduce costs by using products and processes that require fewer raw materials and less energy and generate less waste. This creates value: for our customers, for our shareholders and capital providers, and for society.

Investors and capital providers
DSM is a capital-intensive company. We have to finance acquisitions and investments in production capacity. Before making any business decisions we consider very carefully whether we are using our capital as efficiently as possible. A high return on investment is crucial for creating shareholder value and ensuring continued access to capital in the future.

Shareholders
and socially responsible investors
The Total Shareholder Return (capital gains plus dividend) for DSM's shareholders in 2005 was approximately 49% (Bloomberg). DSM has pursued a consistent policy on dividends in recent years, resulting in a stable dividend throughout the period of transformation.

In 2005 DSM paid its shareholders a total of € 183 million in dividends.

DSM aims to provide a stable and, preferably, a rising dividend. The dividend is based on a percentage of cash flow. Barring unforeseen circumstances, this percentage lies within a range of 16 to 20% of the net profit excluding exceptional items minus the dividend payable to holders of cumulative preference shares plus depreciation and amortization.

The proposed dividend on ordinary shares for the year 2005 amounts to € 1.00 per share, about 15% higher than previous year. This corresponds to 18% of the cash flow (net profit excluding exceptional items (€ 563 million) plus depreciation and amortization (€ 503 million) minus the dividend payable to holders of cumulative preference shares (€ 16 million)).

The total interest paid on all debt amounted to € 95 million. We retained our single-A credit rating from the main rating agencies. You can find more details about DSM's shares and information for and about our shareholders on our website (www.dsm.com) and in the Annual Report for 2005.

Some of our shares are held by so-called 'Socially Responsible Investors' (SRIs). DSM has observed a growing interest in the company among SRIs. Our activities in the field of sustainable entrepreneurship are also becoming more widely recognized and acknowledged by the world at large. Sustainable development has in the past been a less important factor for traditional investors than for SRI investors. Nevertheless, we hope that our consistent attention to People, Planet and Profit will also encourage traditional investors to give more weight to sustainability.

Generating value for the public sector and society

The general introduction to this Triple P Report discussed at length the value that DSM creates for the public sector and the community. Among other things, the section described DSM's activities in developing regions and in the field of sponsorship and donations. This section is confined to the creation of economic value for the public sector and society.

As a multinational company DSM pays taxes in many different countries. These are taxes owed by DSM (such as tax on profits and commercial taxes) and taxes that are paid for others (turnover tax and payroll tax). DSM does not use this information for management purposes and it is therefore not covered in detail in this report.

DSM produces a range of products with high added value for society. Our products have applications in the field of for example, health, safety, and environmental protection.

Communication with our shareholders

DSM actively communicates with its shareholders. Every day DSM's Investor Relations team answers many questions from analysts and investors on a wide range of subjects. DSM also publishes a quarterly brochure for shareholders with background information about the quarterly figures, but also an update and elucidation of DSM's strategic achievements. DSM Investor Relations also publishes 'Business Value', a newsletter for Dutch private investors. On days when important news is released conference calls are organized for analysts and investors, during which members of the Managing Board provide background information. Every year DSM Investor Relations organizes a two-day conference at which detailed presentations are given for analysts. The members of DSM's Managing Board spend more than 50 days each year talking to investors at road shows around the world. Executives of DSM also regularly attend conferences for institutional and private investors, and every year receptions are hosted at various sites for interested investors.

The importance of the Internet as a tool for communication with (potential) investors is growing all the time. The Dutch Corporate Governance Code (Tabaksblat) prescribes that all information must be simultaneously disclosed to all interested parties. The Internet is an ideal medium for meeting this requirement. The Investors section on DSM's website is continuously updated to keep (potential) investors as well-informed as possible. All publications and presentations referred to in this section appear on the website, together with any other information that may be relevant for shareholders. In addition, press releases are sent to more than 700 contacts in the financial world.

Clear evidence that shareholders and analysts appreciate the effort DSM makes to keep them informed is provided by the high rankings for DSM Investor Relations in independent surveys such as those conducted by Thomson Extel, Investor Relations Magazine, SAM and Rematch.

Community relations in Triunfo, Brasil

In order to maintain a permanent and open dialog with the neighboring community of the South Petrochemical Complex (SPC), several companies founded the Consultative Community Council in 2002 to discuss health, safety and environmental issues with the various stakeholders. The council is composed of Montenegro, Nova Santa Rita and Triunfo cities' representatives and opinion makers. These cities are the closest to the SPC and are directly involved with the companies' presence. 'It is important to have an interchange between SPC's companies and the community. We can play a role in addressing environmental related questions, health and safety issues and the benefits that these companies bring to my community', says Jacilene Lemos Lino, Montenegro city counselor. Today, thirty community representatives make up the Consultative Community Council. Every three months councils and company representatives discuss health, safety and environmental issues. DSM Elastomers Brazil has been the coordinator of these activities together with community representatives. The councils also visited the DSM Triunfo site to discuss various environmental, safety and health subjects. 'In this way we get to know the petrochemical industries much better, which supports better understanding and co-operation', said Odila R. de Vasconcelos - Triunfo city counselor.



It is DSM's ambition to improve its performance on an ongoing basis and to meet ever-higher standards in the field of sustainable development. Despite our targets, policies and careful working methods there is always the possibility of something going wrong. We do everything in our power to mitigate the consequences of any mishaps.

Whenever an incident occurs, we will openly report it. We are convinced that transparency and an open dialog are prerequisites for sustainability. Below we are giving an overview of the things that still went wrong in 2005. In addition, every serious incident that occurs at DSM is reported on our website www.sustainability.dsm.com.

We regret to report a fatal accident, which occurred on June 15. A contractor of the Research organization Geleen (The Netherlands) died in a car accident, when his car collided with a truck during a business trip.

The following list summarizes the most important injuries and environmental incidents that occurred during the past year.

- An operator of DSM Food Specialties in Delft (The Netherlands) needed hospital treatment after being burned by hot water due to a gasket blowout.
- At the Dyneema plant in Greenville (USA), a contractor employee's upper arm was broken, when a lift bucket fell on it.
- At DSM Fine Chemicals in Rotterdam a contractor employee injured his hand while moving the vibration table of a filling installation by hoisting it with a sling. The sling broke and the vibration table, weighing over 400 kg, fell on the contractor employee's hand.
- At the DSM Nutritional Products plant in Village-Neuf (France) an operator severely injured his hand when he put it inside a moving rotary valve during cleaning operations.
- An explosion in a storage vessel occurred at DSM Nanjing Chemical Company in Nanjing (China). A contractor employee sustained minor injuries. The incident was classified as a potential fatality.
- At a DSM Nutritional Products plant in Asia a contractor employee fractured his arm when it was trapped between an adjacent pillar and the fork lift truck he was driving.
- Approximately 10 – 15 kg of naphtha solvent leaked into the soil from a leaking flange connection in an underground pipeline at DSM Coating Resins Hoek van Holland (The Netherlands). The soil was remedied after the incident.
- At the DSM Composite Resins site in Ellesmere Port (UK), 19.4 tons of waste was analyzed and classified as non-hazardous waste. It was transported to a treatment works for dewatering before being landfilled. After processing it was mixed with other waste, tested and finally landfilled as hazardous waste. Afterwards it could not be fully cleared up where things had gone wrong.
- In the caprolactam plant in Augusta (USA) hydrogen gas emitted from a safety relief valve was ignited. A contractor employee had minor injuries as a consequence. Although the safety systems worked properly, the event and the basic cause (deactivation of a catalyst during start up) have been thoroughly investigated to prevent recurrence.

Reporting policy and justification of choices made

In this report we explain our vision and policy with respect to sustainable enterprise and report on our activities in this field during 2005. The report is structured around the Triple P concept of People, Planet and Profit. In the period from 1993 to 2001, in addition to the financial reporting in the annual report and annual finance statements DSM also reported on safety, health and the environment in its Responsible Care Progress Report. This is our fourth Triple P Report, which consolidates the reporting on People, Planet and Profit.

This report includes information about all the production sites in which DSM has a majority stake or where DSM exercises management control. The social data cover all sites and offices of DSM. The financial and personnel data for newly acquired companies are reported from the first full month after the takeover date.

The safety, health and environmental data for newly acquired companies are reported in the year following the first full year after the acquisition. This is because these companies' reporting procedures first have to be aligned with those of DSM. This means that with effect from 2005 we have included the safety, health and environmental data on DSM Nutritional Products, and that from 2007 the Triple P Report will fully incorporate the data for DSM NeoResins, the company we took over from Avecia at the beginning of 2005. Units that have been disposed of are no longer covered in the report from the year in which they were sold.

The data for the sites come from their own measurements and calculations, which are based on definitions, methods and procedures established at corporate level. Data that rely on people reporting incidents are subject to uncertainties. For example, cultural aspects and individual people's behavior and judgment can affect whether or not incidents are reported. We will continue to address these uncertainties.

The year-on-year comparability of the data can be affected by changes in the portfolio and improvements that have been made in the measurement and recording systems at the various sites. Whenever this is the case it is stated in the report. Details for the individual sites are published on www.sustainability.dsm.com, together with an explanation of the definitions used.

DSM supports GRI's efforts to further improve the international comparability of the findings published in reports. For the GRI matrix for 2005 see page 50.

The subjects covered in this report were selected on the basis of the GRI guidelines, our own management systems and their importance for different stakeholders. For example, subjects of major significance from a governmental perspective include the new environmental targets and REACH (safety of chemical substances). Topics relevant to our employees include diversity and internationalization, internal communications and health cases. Subjects of importance to local residents near our sites include the Torch Action and environmental performance. In selecting topics we also took into the account the opinions of organizations such as the VBDO (Dutch association of sustainable investors) and other expertise centers for sustainable development, which is why we have included subjects like supplier management, animal studies and human rights). In addition, we reported on subjects that got extensive media coverage such as the completion of our *Vision 2005: Focus and Value* strategy, the announcement of the *Vision 2010* strategy and the Triple P press trip to China.

Quantitative data were reported by each site. The data were consolidated at corporate level by the relevant corporate departments. The project team and production team of the Triple P Report were made up of representatives of those corporate departments. The qualitative reporting on various subjects was provided by experts throughout the organization.

During the preparation of this report, comments from the external verifier were incorporated into it. As in previous years, we will use these findings to further improve the reporting system. The final report has been adopted by the full Managing Board.

To the readers of the DSM Triple P Report 2005.

Introduction

We have been engaged by the Managing Board of Royal DSM N.V. to review the information in the DSM Triple P Report 2005 (further referred to as The Report). The Report, including the identification of material issues, is the responsibility of the company's management. Our responsibility is to issue an assurance report on The Report.

Context and scope

In The Report DSM describes its efforts and progress in relation to sustainability issues. Our engagement was designed to provide the readers of The Report with:

reasonable assurance on wether:
- financial information in the Key Figures 2005 (page 3) and the chapter Profit (page 43-46) is properly derived from or properly calculated on the basis of the 2005 financial statements of Royal DSM for which the independent auditors issued an unqualified audit opinion.

limited assurance on whether:
- the environmental and safety data and graphs presented on page 23 and 33 and the explanation thereof on page 28, 34, 36 and 37 are reliable;
- the other information in The Report is fairly stated.

'Fairly stated' means that the report properly reflects the information contained in the underlying sources such that it is consistent with the source information. Reasonable assurance is a higher level of assurance than limited assurance, which is reflected in the nature and depth of the work performed. We refer to 'Work undertaken' below.
We do not provide any assurance relating to future information such as estimates, expectations or targets, or their achievability.

Standards and criteria

We conducted our engagement in accordance with the International Standard for Assurance Engagements (ISAE) 3000: Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board.

Amongst others, this standard requires that:
- the assurance team members posses the specific knowledge, skills and professional competencies needed to understand and review the information in The Report, and that they comply with the requirements of the IFAC Code of Ethics for Professional Accountants to ensure their independence;
- when providing limited assurance, which is a lower level than reasonable assurance, a negative form of conclusion is used.

There are no generally accepted standards for reporting on sustainability performance. DSM applies its own internal sustainability reporting criteria, derived from the 'Sustainability Reporting Guidelines' of the Global Reporting Initiative.

Considerations and limitations

The non-financial performance data in The Report are subject to inherent limitations given their nature and the methods used for determining, calculating and estimating such data.

To obtain a thorough understanding of the financial results and financial position of DSM, the reader should consult the audited Financial Statements 2005.

Work undertaken and conclusions

Financial data

We have reconciled financial information in Key Figures 2005 (page 3) and the chapter Profit (page 43-46), with the audited 2005 financial statements of Royal DSM.

Based on the above, the data on financial information, as specified above are properly derived from 2005 financial statements of Royal DSM, for which the independent auditors issued an unqualified audit opinion.

Environmental and safety data and graphs

We reviewed the reliability of the data and graphs for environment and safety presented on page 23 and 33 and the explanation thereof on page 28, 34, 36 and 37 is based on the following activities:
- a review of the systems and procedures used to record, collect and process the reported information, including the aggregation of data from the sites into the consolidated information reported at corporate level;
- a review of the results of internal audits, carried out by DSM's Corporate Operational Audit;
- visits to eight production-sites in Asia and Europe to review the reliability of the reported qualitative and quantitative information;
- interviews with twelve reporting organizations visited in the previous three years to review any changes in their data management systems;
- a review of the data submitted by all sites for central aggregation, together with an assessment of the quality of the validation processes at corporate level and an analysis of the explanations given for trends in the reported data;

Based on the above, the environmental and safety data and graphs presented on page 23 and 33 and the explanation thereof on page 28, 34, 36 and 37 do not appear to be unreliable.

Other information in The Report

For the other information in The Report, we undertook the following activities:
- a review of the systems and procedures used to record, collect and process this information;
- interviews with relevant staff at corporate level to discuss DSM's strategy, policy, communication and management in relation to the sustainability issues covered by The Report;
- collecting and reviewing internal and external documentation, to ascertain whether they adequately support the information in the report;
- performing a media analysis and internet search on environmental, safety and social issues relating to DSM, to obtain information on relevant sustainability issues in the reporting period;

Following our review we discussed changes to the draft Report with DSM, and reviewed the final version of The Report to ensure that it reflected our findings.
Based on the above, the other information in The Report does not appear to be unfairly stated.

Amsterdam, 21 February 2006
KPMG Sustainability B.V.

Prof. dr. George C. Molenkamp, director

GRI matrix

The Triple P Report follows the GRI (Global Reporting Initiative) guidelines as far as appropriate and applicable to DSM. The *index below shows where DSM addresses the GRI elements and indicators. The numbers in the columns 'Triple P Report' and* 'Annual Report' refer to the relevant pages in this Triple P Report or the Annual Report 2005. More information on the index will be available on our website: www.sustainability.dsm.com.

		Triple P Report	Annual Report	Website
1.	Vision and Strategy			
1.1	Vision and strategy regarding DSM's contribution to sustainable development.	10,11		X
1.2	Statement from the CEO describing key elements of the report.	2		
2.	Profile			
	Organizational profile			
2.1	Name of reporting organization.	Cover		
2.2	Major products and/or services.			X
2.3	Operational structure of the organization		Cover	
2.4	Description of major divisions and operating companies.		36-57	X
2.5	Countries in which the organization's operations are located.	6		X
2.6	Nature of ownership; legal form.		78,70	X
2.7	Nature of markets served.	43		X
2.8	Scale of the reporting organization.	3		X
2.9	Stakeholders, key attributes of each, and relationship to the reporting organization.	8,9, 45,46		
	Report scope			
2.10	Contact addresses for the report, including e-mail and web addresses.	54, Cover		X
2.11	Reporting period.	Cover		
2.12	Date of most recent previous report.			X
2.13	Boundaries of report and any specific limitations on the scope.	48		
2.14	Significant changes in size, structure, ownership, or products/services.		91,92	
2.15	Basis for reporting.	48		
2.16	Restatements of information provided in earlier reports, and the reasons for such re-statements.	48	123-127	
	Report profile			
2.17	Decisions not to apply GRI principles or protocols.	48		
2.18	Accounting criteria and definitions used.	48		
2.19	Significant changes in measurement methods.	48		
2.20	Internal practices to provide assurance about the accuracy, completeness, and reliability of the report.	48		
2.21	Current practice to provide independent assurance for the full report.	49		
2.22	Means by which report users can obtain additional information.	56		X
3.	Governance Structure and Management Systems			
	Structure and governance			
3.1	Governance structure of the organization.	12	70-73	X
3.2	Independent non-executive directors.		58-60	X
3.3	Process for determining the expertise of board members.		58	X
3.4	Board-level processes for managing economic, environmental, and social risks and opportunities.	10,11	23-25, 72-77	X
3.5	Executive compensation for achievement of the organization's financial and non-financial goals.		62-69	X
3.6	Organizational structure and responsibilities for oversight, implementation, and audit of policies related to sustainability.	10,11		
3.7	Mission and value statements, codes of conduct, and policies relevant to sustainable performance, and the status of implementation.	7,9,12		X
3.8	Shareholder communication with the board of directors.	46		X
	Stakeholder engagement			X
3.9	Basis for identification and selection of major stakeholders.	8		X
3.10	Approaches to stakeholder consultation.	8		X
3.11	Type of information generated by stakeholder consultations.	8		X
3.12	Use of information resulting from stakeholder engagements.	8, 46		
	Overarching policies and management systems			
3.13	Explanation on how the precautionary approach is addressed.	12		X
3.14	Endorsed voluntary economic, environmental, and social charters and principles.	40, 56		X

		Triple P Report	Annual Report	Website
3.15	Memberships in industry associations and advocacy organizations.	7,40		X
3.16	Policies and/or systems for supply chain management and product stewardship.	9,38,39		X
3.17	Approach to managing indirect economic, environmental, and social impacts from activities.	10,11		X
3.18	Major decisions regarding the location of, or changes in operations.		32	
3.19	Programs and procedures pertaining to sustainable performance.	10,11		X
3.20	Certification of economic, environmental, and social management systems.	12		X
4	GRI Content Index			
	GRI Content Index.	This index		
5	Performance Indicators			
	Economic performance indicators			
	Customers			
EC1	Net sales.	43		X
EC2	Geographic breakdown of markets.	43		X
	Suppliers			
EC3	Cost of all goods, materials and services purchased.	43		X
EC4	Percentage of contracts paid in accordance with agreed terms.	not reported		
	Employees			
EC5	Total payroll and benefits broken down by region.	43		X
	Providers of capital			
EC6	Distribution to providers of capital.	45	134	X
EC7	Increase/decrease in retained earnings at end of period.		88	X
	Public sector			
EC8	Total sum of taxes paid.	46	89	
EC9	Subsidies received.		96,110	
EC10	Donations to community, civil society, and other groups.	6		
	Environmental performance indicators			
	Materials			
EN1	Total materials use other than water, by type.	not reported		
EN2	Percentage of materials used that are wastes from external sources.	not reported		
	Energy			
EN3	Direct energy use.	36		X
EN4	Indirect energy use.	36		X
	Water			
EN5	Total water use.	37		X
	Biodiversity			
EN6	Location and size of land in biodiversity-rich habitats	not applicable		
EN7	Major impacts on biodiversity.	not applicable		
	Emissions, effluents and waste			
EN8	Greenhouse gas emissions.	33,36		X
EN9	Use and emissions of ozone-depleting substances.			X
EN10	NO_x, Sox, and other significant air emissions by type.	37		X
EN11	Waste by type and destination.	37		X
EN12	Significant discharges to water by type.	37		X
EN13	Significant spills.	47		X
	Products and services			
EN14	Environmental impacts of principal products and services.	38-41		X
EN15	Percentage of reclaimable product.	not applicable		
	Compliance			
EN16	Incidents and fines.	37,47		X
	Social performance indicators			
	Labor practices and decent work			
	Employment			
LA1	Breakdown of workforce.	3,23		X
LA2	Net employment creation and average turnover segmented per region.	23		X
	Labor/Management relations			
LA3	Percentage of employees covered by collective bargaining agreements broken down by region.			X

		Triple P Report	Annual Report	Website
LA4	Policy and procedures on information and consultation with employees over changes in operations (e.g. restructuring).			X
	Health and safety			
LA5	Recording and notification of occupational accidents and diseases (relation to the ILO Code).	30,31		X
LA6	Formal joint health and safety committees and proportion of workforce covered by any such committees.			X
LA7	Standard injury, lost day and absentee rates and number of work-related fatalities.	23, 28, 29		X
LA8	Policies or programmes on HIV/AIDS.			X
	Training and education			
LA9	Average hours of training per year per employee per category of employee.	27		X
	Diversity and opportunity			
LA10	Equal opportunity policies or programmes.	27		X
LA11	Composition of senior management and corporate governance bodies, including female/male ratio and other indicators of diversity.	23, 27		X
	Human rights			
	Strategy and management			
HR1	Policies, corporate structure and procedures on human rights, including monitoring mechanisms and results.	7		X
HR2	Evidence of consideration of human rights impacts as part of investment and procurement decisions.	not applicable		
HR3	Policies on human rights performance within the supply chain and contractors; description of monitoring systems and results.	9		X
	Non-discrimination			
HR4	Global policy preventing all forms of discrimination; monitoring systems and results.	9		X
	Freedom of association and collective bargaining			
HR5	Policies on freedom of association; procedures and programmes.			X
	Child labour			
HR6	Policy excluding child labour; monitoring and results.	9		X
	Forced and compulsory labour			
HR7	Policy to prevent forced and compulsory labour, monitoring systems and results.			X
	Society			
	Community			
SO1	Policies to manage impacts on communities in areas affected by activities; monitoring systems and results.	8-11, 13-21, 45,46		X
	Bribery and corruption			
SO2	Policy on bribery and corruption; compliance mechanisms.			X
	Political contributions			
S03	Policy managing political lobbying and contributions.			X
	Product responsibility			
	Customer health			
PR1	Policy on customer health and safety during use of products and services; monitoring systems and results.	38, 39		X
	Products and services			
PR2	Policy on product information and labelling; compliance mechanisms.	39		X
	Respect for privacy			
PR3	Policy and procedures for consumer privacy, and compliance mechanisms.	not applicable		

Accident	An event at a DSM site in which a DSM employee, a visitor or an employee of a contractor sustains physical injury or an incident that occurs outside the DSM site in which an employee is involved while carrying out an assignment.
ARIA	Application for Recording of Incidents and Actions
Audit	A systematic investigation of the organization, working methods and procedures.
Reference year	The year that serves as the reference date for measuring the progress made. For example, the base year used for measuring the improvement in energy efficiency in the Netherlands is 1989.
CEFIC	Conseil Européen de l'Industrie Chimique (European Chemical Industry Council). The European trade association for the chemical industry.
cGMP	Current Good Manufacturing Practice. The basic principles, procedures and resources needed to create an environment suitable for the manufacture of products of acceptable quality.
Competences/ competence oriented HR management	Competences are defined in order to enable DSM's employees worldwide to discuss performance and development coherently. Competences are a method of expressing how results are achieved and what actions and qualities are used to achieve them. Competences are the skills and capabilities that a person uses at work to perform their job or personal duties and responsibilities.
Contractor	A company from outside DSM that performs work at a DSM site on a contract basis and on its own authority and under its own supervision.
COD	Chemical Oxygen Demand: an indicator of the degree of pollution of wastewater by organic substances.
Serious incidents	An incident is regarded as serious if: - it is a fatal accident; - it is an accident that leads to permanent complete or partial incapacity for work, poisoning or unintended exposure to radiation; - it is an accident the result of which is that: it will probably cause the person involved to be absent from work for more than 14 calendar days; - it could reasonably have caused a fatality (potential); - it results in serious pollution of soil, water or air or serious nuisance and the environmental consequences exceed the generally accepted standards; - it could reasonably have resulted in the release of highly dangerous substances with catastrophic effects; - it involves Loss of Primary Containment (LOPC) involving a radioactive source; - it involves a LOPC involving genetically modified organisms (GMOs) which could cause minor risks for the individual and for the community (e.g. GMOs that are classified in group II or which require containment at biosafety level BSL-2); - it is an unsafe situation which causes material damage in excess of US $100,000; it leads to national or international concern or negative publicity.
FI	Frequency Index: a unit of measurement for safety. The number of lost-day cases per 100 employees per year.
HACCP	Hazard Analysis Critical Control Point. The systematic identification and management of the risks relating to production, distribution and application of foodstuffs.
HR	Human Resources: Personnel & & Organization
HRM	Human Resources Management or Personnel Management
Incident	An incident is an event that has or could have a direct negative effect on safety, health or the environment or for the license to operate. Examples are all events that led or could have led to physical injury, acute damage to health, occupational disease, damage to plants, environmental damage, Loss of Primary Containment (escape of substances), nuisance, complaints, harm to the company's reputation (expressions of concern in the press or by politicians or negative publicity regarding safety, health and the environment). Incidents can occur at DSM sites, can relate to DSM employees carrying out an assignment outside the site or can occur outside the site during the transport or storage of DSM products.
N	Nitrogen. Excessive levels of nitrogen compounds in the surface water leads to the growth of algae and plants.
NO_x	Nitrogen oxides. Gases that are released mainly during combustion and cause acidification.
N_2O	Nitrogen dioxide. It is formed during various processes and in terms of weight contributes 310 times more than carbon dioxide to the greenhouse effect.
P	Phosphorus. An excess of phosphorus compounds in the surface water leads to growth of algae and plants.
PS	Priority Substances: the 'substances black list' in European Directive 76/464 EEC.
REACH	In February 2001 the European Commission published a White Paper on a new chemicals policy (REACH), in which it proposed introducing a system of registration, evaluation and authorization for all 30,000 chemical substances of which more than 1 ton/year is produced or imported.
Responsible Care	A voluntary program in which the worldwide chemical industry strives to achieve continuous improvements in its performance on safety, health and the environment.
SHE	Safety, Health & Environment
SHE&M	Safety, Health, Environment & Manufacturing
SO_x	Sulphur dioxide and other sulphur oxides. They are formed during the combustion of fossil fuels and cause acidification.
Particulate matter	The reports on emissions are based on 'inhalable' particulate matter. This is particulate matter that can penetrate to a person's lungs. This fraction, the so-called PM10 fraction, is defined and laid down in international agreements.
VOC	Volatile organic compounds. The term covers a wide range of chemical compounds, some of which can be harmful. The presence of VOC in the outdoor air can lead to acidification.
Heavy Metals	A group of metals, including mercury, zinc, copper, cadmium, vanadium and lead. They are harmful in the event of dispersion in the environment.

The DSM Triple P Report 2005 is published by:
Royal DSM N.V.
P.O. Box 6500
6401 JH Heerlen
The Netherlands

Copies of this report (which is also available in Dutch) can be ordered by phone (0800-0233480) or e-mail (DSM@servicebureau.nl).

Project Management:
DSM, Nelleke Barning and Ellen Oerlemans

Editorial Committee:
DSM, Kees Bennebroek, Jan Berends, Poppe Geertsma, Ellen Kuppens, Danielle Petra, Robert Donker

Consultancy and text writing:
The Bitter End Eindhoven, Don Croonenberg

Translation:
DSM Language Services Department





Useful internet links

www.americanchemistry.com

www.bsef.com

www.cefic.org

www.chemicalguide.com

www.chemistryandyou.org

www.corpgov.nl

www.duvo.nl

www.duurzaam-ondernemen.nl

www.elements-of-life.org

www.europabio.org

www.globalreporting.org

www.icca.org

www.milieujaarverslag.nl

www.nanoexperience.org

www.ncv-cosmetica.nl

www.niaba.nl

www.panda.org

www.pureactives.com

www.scoollab.nl

www.sightandlife.org

www.sport-project.info

www.sustainability.dsm.com

www.sustainability-indexes.com

www.vnci.nl

www.wbcsd.org

english.cbcsd.org.cn

For further information, or if you would like to comment on this report, please contact:
DSM Corporate Communications
P.O Box 6500
6401 JH Heerlen
The Netherlands
T + 31 45 57 82421
F + 31 45 57 40680
E media.relations@dsm.com
I www.sustainability.dsm.com

DSM officially committed itself to the Responsible Care Program in 1991. By doing this, the company has undertaken to continuously work on improving its performance in the field of safety, health and the environment.

World Business Council for Sustainable Development

DSM is a member of the World Business Council for Sustainable Development and the China Business Council for Sustainable Development.

In 2005, DSM was named the global number one in the chemicals sector of the Dow Jones Sustainability World Index for the second time in a row.

Royal DSM N.V.

P.O Box 6500
6401 JH Heerlen
The Netherlands
T +31 45 57 82421
F +31 45 57 40680
E media.relations@dsm.com
I www.sustainability.dsm.com

www.dsm.com